05010125

RECEIVED

2005 AUG -2 A 8:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILTRONA

Filtrona plc

File No. 82-34882

PROCESSED

AUG 03 2005

THOMSON FINANCIAL

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
USA

SUPPL

28 July 2005

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organized under the laws of England and Wales and in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since Filtrona's inception; and
- Copies of all forms and documents filed with the Registrar of Companies, Companies House since Filtrona's inception.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

Shanny Looi
Deputy Company Secretary
Email: shannylooi@filtrona.com

Encs.

Filtrona plc
Information Furnished Pursuant to Rule 12g3-2(b)
under the Security Exchange Act 1934

1. Regulatory Announcements: Holdings in Companies
2. Regulatory Announcements: Directors' Shareholdings
3. Regulatory Announcements: Miscellaneous
4. Prospectus
5. Initial Accounts
6. Filings at Companies House
7. Resolutions, Memorandum and Articles of Association
8. Incorporation Documents

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Holding(s) in Company
Released	08:47 22-Jul-05
Number	1927P

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Filtrona plc

2. Name of shareholder having a major interest
Ivory Investment Management, LP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Ivory Investment Management, LP

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding
FrontPoint Value Discovery Fund, LP	10,190,701
Ivory Capital, LP	116,969
Ivory Capital II, LP	297,487
Ivory Capital, Ltd	1,006,428
FrontPoint Value Horizons Fund, LP	2,170,649
FVH Ivory Accredited, LP	196,766
	13,979,000

5. Number of shares / amount of stock acquired
2,334,001 shares

6. Percentage of issued class
1.06%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary Shares

10. Date of transaction
20 July 2005

11. Date company informed
21 July 2005

12. Total holding following this notification
13,979,000 shares

13. Total percentage holding of issued class following this notification
6.37%

14. Any additional information
N/A

15. Name of contact and telephone number for queries
Shanny Looi - 01908 359100

16. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of notification
22 July 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Holding(s) in Company
Released	09:28 18-Jul-05
Number	9714O

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Filtrona plc

2. Name of shareholder having a major interest
Ivory Investment Management, LP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Ivory Investment Management, LP

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding
FrontPoint Value Discovery Fund, LP	8,568,259
Ivory Capital, LP	98,301
Ivory Capital II, LP	250,163
Ivory Capital, Ltd	846,148
FrontPoint Value Horizons Fund, LP	1,725,695
FVH Ivory Accredited, LP	156,433
	11,644,999

5. Number of shares / amount of stock acquired
2,230,999 shares

6. Percentage of issued class
1.02%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary Shares

10. Date of transaction
15 July 2005

11. Date company informed
18 July 2005

12. Total holding following this notification
11,644,999 shares

13. Total percentage holding of issued class following this notification
5.31%

14. Any additional information
N/A

15. Name of contact and telephone number for queries
Shanny Looi - 01908 359100

16. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of notification
18 July 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Holding(s) in Company
Released	12:27 15-Jul-05
Number	9340O

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Filtrona plc

2. Name of shareholder having a major interest
Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Barclays plc

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Following the disposal of shares, Barclays plc no longer have a notifiable interest in the share capital of Filtrona plc.

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary Shares

10. Date of transaction
13 July 2005

11. Date company informed
15 July 2005

12. Total holding following this notification
Following the disposal of shares, Barclays plc no longer have a notifiable interest in the share capital of Filtrona plc.

13. Total percentage holding of issued class following this notification
Following the disposal of shares, Barclays plc no longer have a notifiable interest in the share capital of Filtrona plc.

14. Any additional information
N/A

15. Name of contact and telephone number for queries
Shanny Looi - 01908 359100

16. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of notification
15 July 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Holding(s) in Company
Released	17:10 04-Jul-05
Number	4654O

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Filtrona plc

2. Name of shareholder having a major interest
Aviva plc (including Morley Fund Management Limited)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Aviva plc (including Morley Fund Management Limited)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Following the sale of 2,402,036 shares, Aviva plc no longer have a notifiable interest in the share capital of Filtrona plc.

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
2,402,036 shares

8. Percentage of issued class
1.1%

9. Class of security
Ordinary Shares

10. Date of transaction
1 July 2005

11. Date company informed
4 July 2005

12. Total holding following this notification
Following the sale of 2,402,036 shares, Aviva plc no longer have a notifiable interest in the share capital of Filtrona plc.

13. Total percentage holding of issued class following this notification
Following the sale of 2,402,036 shares, Aviva plc no longer have a notifiable interest in the share capital of Filtrona plc.

14. Any additional information
N/A

15. Name of contact and telephone number for queries
Shanny Looi - 01908 359100

16. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of notification
4 July 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Holding(s) in Company
Released	16:45 30-Jun-05
Number	3101O

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Filtrona plc

2. Name of shareholder having a major interest
Ivory Investment Management, LP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Ivory Investment Management, LP

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding
FrontPoint Value Discovery Fund, LP	7,192,014
Ivory Capital, LP	86,828
Ivory Capital II, LP	211,696
Ivory Capital, Ltd.	778,987
FrontPoint Value Horizons Fund, LP	1,030,653
FVH Ivory Accredited, LP	113,822
	9,414,000

5. Number of shares / amount of stock acquired
2,114,000 shares

6. Percentage of issued class
1.00%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary Shares

10. Date of transaction
28 June 2005

11. Date company informed
30 June 2005

12. Total holding following this notification
9,414,000 shares

13. Total percentage holding of issued class following this notification
4.30%

14. Any additional information
N/A

15. Name of contact and telephone number for queries
Shanny Looi - 01908 359100

16. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of notification
30 June 2005

END

File No.: 82 – 34882

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Holding(s) in Company
Released	16:44 30-Jun-05
Number	3096O

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Filtrona plc

2. Name of shareholder having a major interest
Aviva plc (including Morley Fund Management Limited)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Aviva plc (including Morley Fund Management Limited)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd		2,267,686
Chase GA Group Nominees Ltd		4,279,135
Chase Nominees Ltd		63,390
CUIM Nominee Ltd		1,946,902
	TOTAL	8,557,113

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
533,063 shares

8. Percentage of issued class
0.24%

9. Class of security
Ordinary Shares

10. Date of transaction
29 June 2005

11. Date company informed
30 June 2005

12. Total holding following this notification
8,557,113 Ordinary Shares

13. Total percentage holding of issued class following this notification
3.90%

14. Any additional information
N/A

15. Name of contact and telephone number for queries
Shanny Looi - 01908 359100

16. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of notification
30 June 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Holding(s) in Company
Released	11:23 29-Jun-05
Number	2059O

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Filtrona plc

2. Name of shareholder having a major interest
Barclays plc, through its subsidiaries Barclays Capital Securities Ltd, Barclays Global Investors Ltd, Barclays Global Investors, N.A., Barclays Bank Trust Company Ltd, Gerrard Ltd, Barclays Global Investors Australia Ltd and Barclays Life Assurance Co Ltd.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Barclays plc, through its subsidiaries Barclays Capital Securities Ltd, Barclays Global Investors Ltd, Barclays Global Investors, N.A., Barclays Bank Trust Company Ltd, Gerrard Ltd, Barclays Global Investors Australia Ltd and Barclays Life Assurance Co Ltd.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account	Holding
Barclays Capital Nominees Limited		246,310
Barclays Trust Co R69		4,991
BNP Paribas		15,451
Chase Nominees Ltd	16376	127,404
Chase Nominees Ltd	20947	2,101,501
CIBC Mellon Global Securities		9,105
Investors Bank and Trust Co.		154,425
Investors Bank and Trust Co.		455,670
Investors Bank and Trust Co.		993
Investors Bank and Trust Co.		230,663
Investors Bank and Trust Co.		368,077
Investors Bank and Trust Co.		12,164
JP Morgan (BGI Custody)	16331	71,013
JP Morgan (BGI Custody)	16338	13,774
JP Morgan (BGI Custody)	16341	128,918
JP Morgan (BGI Custody)	16342	28,136
JP Morgan (BGI Custody)	16400	2,586,066
JP Morgan (BGI Custody)	18408	10,559
JPMorgan Chase Bank		239,798
Mellon Bank, N.A.		111,233

Mellon Trust - Boston & SF		22,958
Mellon Trust of New England		28,878
Northern Trust Bank - BGI SEPA		7,664
Northern Trust Bank - BGI SEPA		31,311
Northern Trust Bank - BGI SEPA		36,855
RC Greig Nominees Ltd	BL1	1,937
RC Greig Nominees Ltd	CM1	1,300
RC Greig Nominees Ltd	GP1	6,103
RC Greig Nominees Ltd	SA1	3,906
State Street Trust of Canada		10,370
	TOTAL	7,067,533

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
3,463,730

8. Percentage of issued class
1.58%

9. Class of security
Ordinary Shares

10. Date of transaction
24 June 2005

11. Date company informed
29 June 2005

12. Total holding following this notification
7,067,533

13. Total percentage holding of issued class following this notification
3.22%

14. Any additional information
N/A

15. Name of contact and telephone number for queries
Shanny Looi - 01908 359100

16. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of notification
29 June 2005

END

File No.: 82 – 34882

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Holding(s) in Company
Released	16:31 27-Jun-05
Number	1071O

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Filtrona plc

2. Name of shareholder having a major interest
Brahman Capital Corporation

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Brahman Capital Corporation as Investment Manager for various accounts

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding
Bear Stearns & Co	8,489,400
Goldman Sachs & Co	350,900
	8,840,300

5. Number of shares / amount of stock acquired
1,397,300 shares

6. Percentage of issued class
0.64%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary Shares

10. Date of transaction
24 June 2005

11. Date company informed
27 June 2005

12. Total holding following this notification
8,840,300

13. Total percentage holding of issued class following this notification
4.03%

14. Any additional information
N/A

15. Name of contact and telephone number for queries
Shanny Looi - 01908 359100

16. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of notification
27 June 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Holding(s) in Company
Released	13:01 27-Jun-05
Number	0894O

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Filtrona plc

2. Name of shareholder having a major interest
Ivory Investment Management, LP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Ivory Investment Management, LP

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding
FrontPoint Value Discovery Fund, LP	6,348,812
Ivory Capital, LP	76,649
Ivory Capital II, LP	186,879
Ivory Capital, Ltd.	687,660
	7,300,000

5. Number of shares / amount of stock acquired
7,300,000 shares

6. Percentage of issued class
3.33%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary Shares

10. Date of transaction
23 June 2005

11. Date company informed
25 June 2005

12. Total holding following this notification
7,300,000

13. Total percentage holding of issued class following this notification
3.33%

14. Any additional information
N/A

15. Name of contact and telephone number for queries
Shanny Looi - 01908 359100

16. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of notification
27 June 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Holding(s) in Company
Released	13:01 27-Jun-05
Number	0894O

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Filtrona plc

2. Name of shareholder having a major interest
Ivory Investment Management, LP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Ivory Investment Management, LP

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding
FrontPoint Value Discovery Fund, LP	6,348,812
Ivory Capital, LP	76,649
Ivory Capital II, LP	186,879
Ivory Capital, Ltd.	687,660
	7,300,000

5. Number of shares / amount of stock acquired
7,300,000 shares

6. Percentage of issued class
3.33%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary Shares

10. Date of transaction
23 June 2005

11. Date company informed
25 June 2005

12. Total holding following this notification
7,300,000

13. Total percentage holding of issued class following this notification
3.33%

14. Any additional information
N/A

15. Name of contact and telephone number for queries
Shanny Looi - 01908 359100

16. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of notification
27 June 2005

END

File No.: 82 – 34882

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Holding(s) in Company
Released	14:53 24-Jun-05
Number	0356O

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
   Filtrona plc

2. Name of shareholder having a major interest
   Brahman Capital Corporation

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
   Brahman Capital Corporation as Investment Manager for various accounts

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding
Bear Stearns & Co	7,147,700
Goldman Sachs & Co	295,600
	7,443,000

5. Number of shares / amount of stock acquired
   7,443,000 shares

6. Percentage of issued class
   3.39%

7. Number of shares / amount of stock disposed
   N/A

8. Percentage of issued class
   N/A

9. Class of security
   Ordinary Shares

10. Date of transaction
    21 June 2005

11. Date company informed
    23 June 2005

12. Total holding following this notification
    7,443,000

13. Total percentage holding of issued class following this notification
    3.39%

14. Any additional information
    N/A

15. Name of contact and telephone number for queries
    Shanny Looi - 01908 359100

16. Name and signature of authorised company official responsible for making this notification
    Steve Dryden - Company Secretary

    Date of notification
    24 June 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Holding(s) in Company
Released	09:14 23-Jun-05
Number	9410N

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Filtrona plc

2. Name of shareholder having a major interest
Aviva plc (including Morley Fund Management Limited)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Aviva plc (including Morley Fund Management Limited)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd	1,976,576
Chase GA Group Nominees Ltd	5,547,498
Chase Nominees	63,390
CUIM Nominee Ltd	1,666,202
TOTAL	9,253,666

5. Number of shares / amount of stock acquired
880,015 Ordinary Shares

6. Percentage of issued class
0.4%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary Shares

10. Date of transaction
21 June 2005

11. Date company informed
22 June 2005

12. Total holding following this notification
9,253,666 Ordinary Shares

13. Total percentage holding of issued class following this notification
4.22%

14. Any additional information
N/A

15. Name of contact and telephone number for queries
Shanny Looi - 01908 359100

16. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of notification
23 June 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Holding(s) in Company
Released	13:26 22-Jun-05
Number	8816N

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Filtrona plc

2. Name of shareholder having a major interest
Barclays plc, through its subsidiaries Barclays Capital Securities Ltd, Barclays Life Assurance Co Ltd, Barclays Global Investors Ltd, Barclays Global Fund Advisors, Barclays Global Investors, N.A., Barclays Bank Trust Company Ltd, Gerrard Ltd, Barclays Global Investors Australia Ltd.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Barclays plc, through its subsidiaries Barclays Capital Securities Ltd, Barclays Life Assurance Co Ltd, Barclays Global Investors Ltd, Barclays Global Fund Advisors, Barclays Global Investors, N.A., Barclays Bank Trust Company Ltd, Gerrard Ltd, Barclays Global Investors Australia Ltd.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account	Holding
Barclays Capital Nominees Limited		216,306
Barclays Trust Co R69		4,991
BNP Paribas		75,312
Chase Nominees Ltd	16376	127,404
Chase Nominees Ltd	20947	2,112,903
CIBC Mellon Global Securities		44,220
Investors Bank and Trust Co.		124,776
Investors Bank and Trust Co.		13,201
Investors Bank and Trust Co.		811
Investors Bank and Trust Co.		12,101
Investors Bank and Trust Co.		1,712
Investors Bank and Trust Co.		310,492
Investors Bank and Trust Co.		722
Investors Bank and Trust Co.		751,169
Investors Bank and Trust Co.		3,225
Investors Bank and Trust Co.		230,663
Investors Bank and Trust Co.		20,125
Investors Bank and Trust Co.		368,077
Investors Bank and Trust Co.		2,213,727

Investors Bank and Trust Co.		993
Investors Bank and Trust Co.		75,177
Investors Bank and Trust Co.		13,822
JP Morgan (BGI Custody)	16331	71,013
JP Morgan (BGI Custody)	16338	13,774
JP Morgan (BGI Custody)	16341	128,918
JP Morgan (BGI Custody)	16342	28,136
JP Morgan (BGI Custody)	16400	2,584,792
JP Morgan (BGI Custody)	18408	10,559
JPMorgan Chase Bank		10,497
JPMorgan Chase Bank		229,341
JPMorgan Chase Bank		1,869
Mellon Trust - Boston & SF		112,445
Mellon Trust of New England		139,942
Northern Trust Bank - BGI SEPA		37,030
Northern Trust Bank - BGI SEPA		179,675
Northern Trust Bank - BGI SEPA		152,010
RC Greig Nominees Ltd	BL1	1,937
RC Greig Nominees Ltd	CM1	2,050
RC Greig Nominees Ltd	GP1	6,103
RC Greig Nominees Ltd	SA1	3,906
State Street Boston		39,384
State Street Boston		5,248
State Street Trust of Canada		50,735
	TOTAL	10,531,293

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
1,738,287

8. Percentage of issued class
0.79%

9. Class of security
Ordinary Shares

10. Date of transaction
16 June 2005

11. Date company informed
22 June 2005

12. Total holding following this notification
10,531,293

13. Total percentage holding of issued class following this notification
4.80%

14. Any additional information
N/A

15. Name of contact and telephone number for queries
Shanny Looi - 01908 359100

16. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of notification
22 June 2005

END

File No.: 82 – 34882

Regulatory Announcement

RECEIVED

2005 ... -2 A 9:2?

Company	Filtrona plc
TIDM	FLTR
Headline	Holding(s) in Company
Released	15:35 17-Jun-05
Number	7391N

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
   FILTRONA PLC

2. Name of shareholder having a major interest
   FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
   NON-BENEFICIAL INTERESTS REPRESENTING FUNDS UNDER MANAGEMENT HELD ON BEHALF OF CLIENTS

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOMINEE/REGISTERED NAME	SHARES HELD
BANK OF NEW YORK BRUSSELS	71,900
BROWN BROS HARRIMN LTD LUX	4,446,669
JP MORGAN, BOURNEMOUTH	57,100
NATIONAL ASTL BK MELBOURNE	17,300
NORTHERN TRUST LONDON	20,200
STATE STR BK AND TR CO LNDN	25,705
JP MORGAN, BOURNEMOUTH	3,739,261
BROWN BROS HARRIMAN AND CO	50
JPMORGAN CHASE BANK	6,595,530
BROWN BROS HARRIMAN AND CO	14,350
JP MORGAN CHASE BANK	13,050
STATE STREET BANK AND TR CO	9,550
BANK OF NEW YORK BRUSSELS	379,074
BANK OF NEW YORK EUROPE LDN	72,550
CITIBANK LONDON	132,815
CLYDESDALE BANK PLC	19,500
JP MORGAN, BOURNEMOUTH	797,121
MELLON BANK	49,300
NORTHERN TRUST LONDON	1,210,572
STATE STR BK AND TR CO LNDN	172,700
TOTAL	17,844,297

5. Number of shares / amount of stock acquired
5,530,867 since last notification

6. Percentage of issued class
2.52%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
ORDINARY SHARES

10. Date of transaction
Not advised

11. Date company informed
16 June 2005

12. Total holding following this notification
17,844,297

13. Total percentage holding of issued class following this notification
8.14%

14. Any additional information
N/A

15. Name of contact and telephone number for queries
Jon Green - 01908 359100

16. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of notification
17 June 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Holding(s) in Company
Released	16:04 16-Jun-05
Number	6776N

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
FILTRONA PLC

2. Name of shareholder having a major interest
FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
NON-BENEFICIAL INTERESTS REPRESENTING FUNDS UNDER MANAGEMENT HELD ON BEHALF OF CLIENTS

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOMINEE/REGISTERED NAME	SHARES HELD
BANK OF NEW YORK BRUSSELS	71,900
BROWN BROS HARRIMN LTD LUX	4446669
JP MORGAN, BOURNEMOUTH	57100
NATIONAL ASTL BK MELBOURNE	17300
NORTHERN TRUST LONDON	20200
STATE STR BK AND TR CO LNDN	25705
JP MORGAN, BOURNEMOUTH	3739261
BROWN BROS HARRIMAN AND CO	50
JPMORGAN CHASE BANK	1064663
BROWN BROS HARRIMAN AND CO	14350
JP MORGAN CHASE BANK	13050
STATE STREET BANK AND TR CO	9550
BANK OF NEW YORK BRUSSELS	379074
BANK OF NEW YORK EUROPE LDN	72550
CITIBANK LONDON	132815
CLYDESDALE BANK PLC	19500
JP MORGAN, BOURNEMOUTH	797121
MELLON BANK	49300
NORTHERN TRUST LONDON	1210572
STATE STR BK AND TR CO LNDN	172700
TOTAL	12313430

5. Number of shares / amount of stock acquired
1928677 since last notification

6. Percentage of issued class
   0.88

7. Number of shares / amount of stock disposed
   N/A

8. Percentage of issued class
   N/A

9. Class of security
   ORDINARY SHARES

10. Date of transaction
    Not advised

11. Date company informed
    15 June 2005

12. Total holding following this notification
    12313430

13. Total percentage holding of issued class following this notification
    5.6

14. Any additional information
    N/A

15. Name of contact and telephone number for queries
    Jon Green - 01908 359100

16. Name and signature of authorised company official responsible for making this notification
    Steve Dryden - Company Secretary

    Date of notification
    16 June 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Holding(s) in Company
Released	07:00 14-Jun-05
Number	5190N

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Filtrona plc

2. Name of shareholder having a major interest
Barclays plc, through its subsidiaries Barclays Global Investors, N.A, Barclays Bank Trust Company Ltd, Barclays Global Investors Japan Ltd, Barclays Global Investors Australia Ltd, Barclays Global Investors Japan Trust & Banking Co Ltd, Barclays Life Assurance Co Ltd, Barclays Global Fund Advisors, Barclays Global Investors Ltd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Barclays plc, through its subsidiaries Barclays Global Investors, N.A, Barclays Bank Trust Company Ltd, Barclays Global Investors Japan Ltd, Barclays Global Investors Australia Ltd, Barclays Global Investors Japan Trust & Banking Co Ltd, Barclays Life Assurance Co Ltd, Barclays Global Fund Advisors, Barclays Global Investors Ltd

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland		31435
Barclays Trust Co R69		4991
BNP Paribas		75312
Chase Nominees Ltd	A/C 16376	127404
Chase Nominees Ltd	A/C 20947	2112903
CIBC Mellon Global Securities		44220
Investors Bank and Trust Co.		993
Investors Bank and Trust Co.		455517
Investors Bank and Trust Co.		751169
Investors Bank and Trust Co.		230663
Investors Bank and Trust Co.		48195
Investors Bank and Trust Co.		44175
Investors Bank and Trust Co.		2638
Investors Bank and Trust Co.		11775
Investors Bank and Trust Co.		368076
Investors Bank and Trust Co.		274447
Investors Bank and Trust Co.		20125
Investors Bank and Trust Co.		1133505
Investors Bank and Trust Co.		6251
Investors Bank and Trust Co.		2213726

Investors Bank and Trust Co.		2960
Investors Bank and Trust Co.		50457
JP Morgan (BGI Custody)	A/C 16331	71013
JP Morgan (BGI Custody)	A/C 16338	13774
JP Morgan (BGI Custody)	A/C 16341	128918
JP Morgan (BGI Custody)	A/C 16342	28136
JP Morgan (BGI Custody)	A/C 16400	2584792
JP Morgan (BGI Custody)	A/C 18408	10559
JPMorgan Chase Bank		38320
JPMorgan Chase Bank		229341
JPMorgan Chase Bank		6825
JPMorgan Chase Bank		25553
JPMorgan Chase Bank		23861
JPMorgan Chase Bank		14721
JPMorgan Chase Bank		42911
JPMorgan Chase Bank		119335
JPMorgan Chase Bank		2174
JPMorgan Chase Bank		29459
JPMorgan Chase Bank		1552
JPMorgan Chase Bank		4815
JPMorgan Chase Bank		10000
JPMorgan Chase Bank		2298
Mellon Trust - Boston & SF		30563
Mellon Trust - Boston & SF		112445
Mellon Trust of New England		139942
Mitsubishi Trust International		1331
Northern Trust Bank - BGI SEPA		37030
Northern Trust Bank - BGI SEPA		179675
Northern Trust Bank - BGI SEPA		152010
State Street		3617
State Street Boston		19160
State Street Boston		143778
State Street Trust of Canada		50735
	TOTAL	12269580

5. Number of shares / amount of stock acquired
Not advised

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
ORDINARY SHARES

10. Date of transaction
N/A

11. Date company informed
13 JUNE 2005

12. Total holding following this notification
12269580

13. Total percentage holding of issued class following this notification
5.59

14. Any additional information
N/A

15. Name of contact and telephone number for queries
Jon Green - 01908 359100

16. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of notification
14 JUNE 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Holding(s) in Company
Released	15:01 10-Jun-05
Number	4365N

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
FILTRONA PLC

2. Name of shareholder having a major interest
ZURICH FINANCIAL SERVICES AND ITS GROUP, INCLUDING ZURICH ASSURANCE LTD AND EAGLE STAR HOLDINGS LIMITED; ZURICH INSURANCE COMPANY (UK) LTD AND ZURICH INSURANCE COMPANY; ALLIED ZURICH HOLDINGS LTD, ZURICH FINANCIAL SERVICES (UKISA) LTD, ZURICH GROUP HOLDING AND ALLIED ZURICH PLC.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
ZURICH FINANCIAL SERVICES AND ITS GROUP, INCLUDING ZURICH ASSURANCE LTD AND EAGLE STAR HOLDINGS LIMITED; ZURICH INSURANCE COMPANY (UK) LTD AND ZURICH INSURANCE COMPANY; ALLIED ZURICH HOLDINGS LTD, ZURICH FINANCIAL SERVICES (UKISA) LTD, ZURICH GROUP HOLDING AND ALLIED ZURICH PLC.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOMINEE/REGISTERED NAME	SHARES HELD
BNY (OCS) NOMINEES LTD A/C 219064	560652
LITTLEDOWN NOMINEES LTD A/C 02642	307061
LITTLEDOWN NOMINEES LTD A/C 21688	941701
LITTLEDOWN NOMINEES LTD A/C 07205	957750
LITTLEDOWN NOMINEES LTD A/C 02891	4362240
TOTAL	7129404

5. Number of shares / amount of stock acquired
Not advised

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
ORDINARY SHARES

10. Date of transaction
N/A

11. Date company informed
10 JUNE 2005

12. Total holding following this notification
7129404

13. Total percentage holding of issued class following this notification
3.25

14. Any additional information
N/A

15. Name of contact and telephone number for queries
Jon Green - 01908 359100

16. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of notification
10 JUNE 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Holding(s) in Company
Released	14:33 09-Jun-05
Number	3732N

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Filtrona plc

2. Name of shareholder having a major interest
Legal & General Group plc and/or its subsidiaries.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Legal & General Group plc and/or its subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 914945	84106
HSBC Global Custody Nominee (UK) Ltd A/C 923363	67481
HSBC Global Custody Nominee (UK) Ltd A/C 942175	136288
HSBC Global Custody Nominee (UK) Ltd A/C 775245	1134139
HSBC Global Custody Nominee (UK) Ltd A/C 357206	5822652
HSBC Global Custody Nominee (UK) Ltd A/C 866197	36810
HSBC Global Custody Nominee (UK) Ltd A/C 904332	41300
HSBC Global Custody Nominees (UK) Ltd A/C 916681	11700
HSBC Global Custody Nominees (UK) Ltd A/C 922437	1300
HSBC Global Custody Nominees (UK) Ltd A/C 969995	156900
HSBC Global Custody Nominee (UK) Ltd A/C 754612	255361
HSBC Global Custody Nominee (UK) Ltd A/C 360509	339911
HSBC Global Custody Nominee (UK) Ltd A/C 824434	13180
TOTAL	8101128

5. Number of shares / amount of stock acquired
Not advised

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
ORDINARY SHARES

10. Date of transaction
N/A

11. Date company informed
8 JUNE 2005

12. Total holding following this notification
8101128

13. Total percentage holding of issued class following this notification
3.69

14. Any additional information
N/A

15. Name of contact and telephone number for queries
Jon Green - 01908 359100

16. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of notification
9 JUNE 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Holding(s) in Company
Released	17:21 08-Jun-05
Number	3317N

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
FILTRONA PLC

2. Name of shareholder having a major interest
AVIVA PLC (INCLUDING MORLEY FUND MANAGEMENT LTD)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
AVIVA PLC (INCLUDING MORLEY FUND MANAGEMENT LTD)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOMINEE/REGISTERED NAME	SHARES HELD
BNY NORWICH UNION NOMINEES LTD	1460470
CHASE GA GROUP NOMINEES LTD	5110244
CHASE NOMINEES LTD	1029
CUIM NOMINEE LTD	1203257
TOTAL	7775000

5. Number of shares / amount of stock acquired
Holding following demerger from Bunzl plc

6. Percentage of issued class
3.55

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
ORDINARY SHARES

10. Date of transaction
N/A

11. Date company informed
8 JUNE 2005

12. Total holding following this notification
7775000

13. Total percentage holding of issued class following this notification
3.55

14. Any additional information
N/A

15. Name of contact and telephone number for queries
Jon Green - 01908 359100

16. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of notification
8 JUNE 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Holding(s) in Company
Released	15:51 08-Jun-05
Number	3233N

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
   FILTRONA PLC

2. Name of shareholder having a major interest
   FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
   NON-BENEFICIAL INTERESTS REPRESENTING FUNDS UNDER MANAGEMENT HELD ON BEHALF OF CLIENTS

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOMINEE/REGISTERED NAME		SHARES HELD
BANK OF NEW YORK BRUSSELS		71900
BROWN BROS HARRIMN LTD LUX		4651469
JP MORGAN, BOURNEMOUTH		57100
NATIONAL ASTL BK MELBOURNE		17300
NORTHERN TRUST LONDON		20200
STATE STR BK AND TR CO LNDN		25705
JP MORGAN, BOURNEMOUTH		2969546
BROWN BROS HARRIMAN AND CO		51
BROWN BROS HARRIMAN AND CO		14350
JP MORGAN CHASE BANK		13050
STATE STREET BANK AND TR CO		9550
BANK OF NEW YORK BRUSSELS		346424
BANK OF NEW YORK EUROPE LDN		52750
CITIBANK LONDON		113315
CLYDESDALE BANK PLC		37400
JP MORGAN, BOURNEMOUTH		797121
MELLON BANK		74200
NORTHERN TRUST LONDON		970022
STATE STR BK AND TR CO LNDN		143300
	TOTAL	10384753

5. Number of shares / amount of stock acquired
   N/A

6. Percentage of issued class
   N/A

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
ORDINARY SHARES

10. Date of transaction
N/A

11. Date company informed
7 June 2005

12. Total holding following this notification
10384753

13. Total percentage holding of issued class following this notification
4.72

14. Any additional information
N/A

15. Name of contact and telephone number for queries
Jon Green - 01908 359100

16. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of notification
8 June 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Director Shareholding
Released	14:45 27-Jun-05
Number	0944O

Schedule 11

Notification of Interests of Directors and Connected Persons

1. Name of company
Filtrona plc

2. Name of director
Stephen William Dryden

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
In respect of holding of director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Stephen William Dryden

5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Award of unapproved options under Part A of the Filtrona plc Long Term Incentive Plan

7. Number of shares/amount of stock acquired
N/A

8. Percentage of issued class
N/A

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary shares of 25p each

12. Price per share
N/A

13. Date of transaction
23 June 2005

14. Date company informed
24 June 2005

15. Total holding following this notification
51,237 Ordinary Shares

16. Total percentage holding of issued class following this notification
0.023%

If a director has been granted options by the company, please complete the following boxes

17. Date of grant
23 June 2005

18. Period during which or date on which exercisable
23 June 2008 to 22 June 2015 subject to the satisfaction of a specified performance condition

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved: class, number
Award of unapproved options over 96,234 Ordinary Shares of 25p each in the Company

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
239p

22. Total number of shares or debentures over which options held following this notification
297,845 Ordinary Shares comprising -
102,474 Ordinary Shares:Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan (granted on 7 June 2005)
99,137 Ordinary Shares: Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan (granted on 7 June 2005)
96, 234 Ordinary Shares:Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan (granted on 23 June 2005)

23. Any additional information
N/A

24. Name of contact and telephone number for queries
Shanny Looi, 01908 359 100

25. Name and signature of authorised company official responsible for making this notification
Steve Dryden, Company Secretary

Date of Notification
27 June 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Director Shareholding
Released	14:42 27-Jun-05
Number	0939O

Schedule 11

Notification of Interests of Directors and Connected Persons

1. Name of company
   Filtrona plc

2. Name of director
   Mark Jeremy Harper

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
   In respect of holding of director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
   Mark Jeremy Harper

5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
   This notification relates to the director himself

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
   Award of unapproved options under Part A of the Filtrona plc Long Term Incentive Plan

7. Number of shares/amount of stock acquired
   N/A

8. Percentage of issued class
   N/A

9. Number of shares/amount of stock disposed
   N/A

10. Percentage of issued class
    N/A

11. Class of security
    Ordinary shares of 25p each

12. Price per share
    N/A

13. Date of transaction
    23 June 2005

14. Date company informed
24 June 2005

15. Total holding following this notification
75,986 Ordinary Shares (75,576 shares are beneficially held, 410 shares are non-beneficially held)

16. Total percentage holding of issued class following this notification
0.035%

If a director has been granted options by the company, please complete the following boxes

17. Date of grant
23 June 2005

18. Period during which or date on which exercisable
23 June 2008 to 22 June 2015 subject to the satisfaction of a specified performance condition

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved: class, number
Award of unapproved options over 156,903 Ordinary Shares of 25p each in the Company

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
239p

22. Total number of shares or debentures over which options held following this notification
445,442 Ordinary Shares comprising -
126,902 Ordinary Shares: Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan (granted on 7 June 2005)
161,637 Ordinary Shares: Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan (granted on 7 June 2005)
156,903 Ordinary Shares: Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan (granted on 23 June 2005)

23. Any additional information
N/A

24. Name of contact and telephone number for queries
Shanny Looi, 01908 359 100

25. Name and signature of authorised company official responsible for making this notification
Steve Dryden, Company Secretary

Date of Notification
27 June 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Director Shareholding
Released	15:23 20-Jun-05
Number	7935N

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Filtrona plc

2. Name of director
Paul Heiden

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Non-beneficial - holding of director's spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Susan Heiden

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Susan Heiden - spouse of director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Issue of Filtrona plc shares upon demerger from Bunzl plc

7. Number of shares / amount of stock acquired
1500

8. Percentage of issued class
Minimal

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary shares

12. Price per share
N/A

13. Date of transaction
6 June 2005

14. Date company informed
6 June 2005

15. Total holding following this notification
1500 (non-beneficial)

16. Total percentage holding of issued class following this notification
Minimal

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved: class, number
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A

22. Total number of shares or debentures over which options held following this notification
N/A

23. Any additional information
N/A

24. Name of contact and telephone number for queries
Jon Green - 01908 359100

25. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of Notification
20 June 2005

END

File No.: 82 – 34882

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Director Shareholding
Released	12:38 08-Jun-05
Number	3054N

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Filtrona plc

2. Name of director
Stephen William Dryden

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Award of Matching Performance Shares under Part B of the Long Term Incentive Plan
Award of Performance Shares under Part B of the Long Term Incentive Plan

7. Number of shares / amount of stock acquired
N/A

8. Percentage of issued class
N/A

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary shares

12. Price per share
N/A

13. Date of transaction
7 June 2005

14. Date company informed
7 June 2005

15. Total holding following this notification
N/A

16. Total percentage holding of issued class following this notification
N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
7 June 2005

18. Period during which or date on which exercisable
Matching Performance Share Award: 7 June 2008 - 6 June 2011 (subject to retention of investment shares by director and performance conditions)
Performance Share Award: 7 June 2008 - 6 June 2011 (subject to performance conditions)

19. Total amount paid (if any) for grant of the option
Nil

20. Description of shares or debentures involved: class, number
Matching Performance Share Award - 102474 ordinary shares
Performance Share Award - 99137 ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
Nil

22. Total number of shares or debentures over which options held following this notification
201611

23. Any additional information
N/A

24. Name of contact and telephone number for queries
Jon Green – 01908 359100

25. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of Notification
8 June 2005

END

File No.: 82 – 34882

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Director Shareholding
Released	12:36 08-Jun-05
Number	3051N

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Filtrona plc

2. Name of director
Mark Jeremy Harper

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Award of Matching Performance Shares under Part B of the Long Term Incentive Plan
Award of Performance Shares under Part B of the Long Term Incentive Plan

7. Number of shares / amount of stock acquired
N/A

8. Percentage of issued class
N/A

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class

    N/A

11. Class of security
Ordinary shares

12. Price per share
N/A

13. Date of transaction
7 June 2005

14. Date company informed
7 June 2005

15. Total holding following this notification
N/A

16. Total percentage holding of issued class following this notification
N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
7 June 2005

18. Period during which or date on which exercisable
Matching Performance Share Award: 7 June 2008 - 6 June 2011 (subject to retention of investment shares by director and performance conditions)
Performance Share Award: 7 June 2008 - 6 June 2011 (subject to performance conditions)

19. Total amount paid (if any) for grant of the option
Nil

20. Description of shares or debentures involved: class, number
Matching Performance Share Award - 126902 ordinary shares
Performance Share Award - 161637 ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
Nil

22. Total number of shares or debentures over which options held following this notification
288539

23. Any additional information
N/A

24. Name of contact and telephone number for queries
Jon Green – 01908 359100

25. Name and signature of authorised company official responsible for making this notification
Steve Dryden – Company Secretary

Date of Notification
8 June 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Director Shareholding
Released	12:35 08-Jun-05
Number	3050N

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Filtrona plc

2. Name of director
Mark Jeremy Harper and Stephen William Dryden

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Non-beneficial interest as directors are (together with other Filtrona employees) potential beneficiaries of the Filtrona Employee Benefit Trust administered by Mourant & Co Trustees Limited

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Mourant & Co Trustees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Purchase of ordinary shares

7. Number of shares / amount of stock acquired
423,009

8. Percentage of issued class
0.193

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary shares

12. Price per share
234.7555p

13. Date of transaction
7 June 2005

14. Date company informed
7 June 2005

15. Total holding following this notification
423,009

16. Total percentage holding of issued class following this notification
0.193

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved: class, number
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A

22. Total number of shares or debentures over which options held following this notification
N/A

23. Any additional information
N/A

24. Name of contact and telephone number for queries
Jon Green - 01908 359100

25. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of Notification
8 June 2005

END

File No.: 82 – 34882

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Director Shareholding
Released	12:35 08-Jun-05
Number	3050N

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Filtrona plc

2. Name of director
Mark Jeremy Harper and Stephen William Dryden

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Non-beneficial interest as directors are (together with other Filtrona employees) potential beneficiaries of the Filtrona Employee Benefit Trust administered by Mourant & Co Trustees Limited

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Mourant & Co Trustees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Purchase of ordinary shares

7. Number of shares / amount of stock acquired
423,009

8. Percentage of issued class
0.193

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary shares

12. Price per share
    234.7555p

13. Date of transaction
    7 June 2005

14. Date company informed
    7 June 2005

15. Total holding following this notification
    423,009

16. Total percentage holding of issued class following this notification
    0.193

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
    N/A

18. Period during which or date on which exercisable
    N/A

19. Total amount paid (if any) for grant of the option
    N/A

20. Description of shares or debentures involved: class, number
    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
    N/A

22. Total number of shares or debentures over which options held following this notification
    N/A

23. Any additional information
    N/A

24. Name of contact and telephone number for queries
    Jon Green - 01908 359100

25. Name and signature of authorised company official responsible for making this notification
    Steve Dryden - Company Secretary

    Date of Notification
    8 June 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Director Shareholding
Released	12:33 08-Jun-05
Number	3046N

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
   Filtrona plc

2. Name of director
   Mark Jeremy Harper

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
   Director named in 2 above and Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
   Mark Jeremy Harper - 12 125 shares
   Mandy Jane Harper - 410 shares

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
   Purchase of ordinary shares

7. Number of shares / amount of stock acquired
   63451

8. Percentage of issued class
   0.029

9. Number of shares/amount of stock disposed
   N/A

10. Percentage of issued class
    N/A

11. Class of security
    Ordinary shares

12. Price per share
    234.7555p

13. Date of transaction
 7 June 2005

14. Date company informed
 7 June 2005

15. Total holding following this notification
 75986 (75576 beneficial - 410 non-beneficial)

16. Total percentage holding of issued class following this notification
 0.035

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
 N/A

18. Period during which or date on which exercisable
 N/A

19. Total amount paid (if any) for grant of the option
 N/A

20. Description of shares or debentures involved: class, number
 N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
 N/A

22. Total number of shares or debentures over which options held following this notification
 N/A

23. Any additional information
 N/A

24. Name of contact and telephone number for queries
 Jon Green - 01908 359100

25. Name and signature of authorised company official responsible for making this notification
 Steve Dryden - Company Secretary

 Date of Notification
 8 June 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Director Shareholding
Released	12:33 08-Jun-05
Number	3044N

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Filtrona plc

2. Name of director
Adrian Richard Auer

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Adrian Richard Auer

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Purchase of ordinary shares

7. Number of shares / amount of stock acquired
7500

8. Percentage of issued class
0.003

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary shares

12. Price per share
234.7555p

13. Date of transaction
7 June 2005

14. Date company informed
7 June 2005

15. Total holding following this notification
7500

16. Total percentage holding of issued class following this notification
0.003

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved: class, number
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A

22. Total number of shares or debentures over which options held following this notification
N/A

23. Any additional information
N/A

24. Name of contact and telephone number for queries
Jon Green - 01908 359100

25. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of Notification
8 June 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Director Shareholding
Released	12:30 08-Jun-05
Number	3043N

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Filtrona plc

2. Name of director
Paul Joseph Drechsler

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Paul Joseph Drechsler

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Purchase of ordinary shares

7. Number of shares / amount of stock acquired
8519

8. Percentage of issued class
0.004

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary shares

12. Price per share
234.7555p

13. Date of transaction
    7 June 2005

14. Date company informed
    7 June 2005

15. Total holding following this notification
    8519

16. Total percentage holding of issued class following this notification
    0.004

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
    N/A

18. Period during which or date on which exercisable
    N/A

19. Total amount paid (if any) for grant of the option
    N/A

20. Description of shares or debentures involved: class, number
    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
    N/A

22. Total number of shares or debentures over which options held following this notification
    N/A

23. Any additional information
    N/A

24. Name of contact and telephone number for queries
    Jon Green - 01908 359100

25. Name and signature of authorised company official responsible for making this notification
    Steve Dryden - Company Secretary

    Date of Notification
    8 June 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Director Shareholding
Released	12:28 08-Jun-05
Number	3041N

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
   Filtrona plc

2. Name of director
   Jeffrey Francis Harris

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
   Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
   Jeffrey Francis Harris

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
   Purchase of ordinary shares

7. Number of shares / amount of stock acquired
   5000

8. Percentage of issued class
   0.002

9. Number of shares/amount of stock disposed
   N/A

10. Percentage of issued class
    N/A

11. Class of security
    Ordinary shares

12. Price per share
    234.7555p

13. Date of transaction
7 June 2005

14. Date company informed
7 June 2005

15. Total holding following this notification
6651

16. Total percentage holding of issued class following this notification
0.003

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved: class, number
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A

22. Total number of shares or debentures over which options held following this notification
N/A

23. Any additional information
N/A

24. Name of contact and telephone number for queries
Jon Green - 01908 359100

25. Name and signature of authorised company official responsible for making this notification
Steve Dryden - Company Secretary

Date of Notification
8 June 2005

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Trading Statement
Released	07:00 27-Jun-05
Number	0496O

Trading Statement

Filtrona has continued to perform to expectations in the first half of 2005.

Plastic Technologies is continuing to benefit from investments made in marketing programmes, distribution infrastructure and new plant and equipment. Headline growth has been enhanced by the full effect of the successful integration of the Skiffy acquisition which was completed in March 2004. Underlying growth remains robust and some moderation of growth rates in certain markets is being mitigated by reductions in raw material prices.

Fibre Technologies' performance is broadly in line with the first half of 2004. Lower filter volumes in Europe offset growth in the Americas and Asia which, combined with start up costs in Mexico and China and closure costs in Switzerland, impacted performance. Increased volumes in both Mexico and China, combined with savings derived from the factory closure in Switzerland, will deliver benefit during the remainder of 2005.

Filtrona is a leading supplier in the niche markets it serves, and continues to invest in lowering unit cost, improving service and supply chain efficiency, and in developing new products. The Board is confident that Filtrona will continue its positive development.

Editor's Note:
Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.
Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices.

Enquiries:

Filtrona plc Tel: 01908 359 100

Mark Harper, Chief Executive
Steve Dryden, Finance Director

Finsbury Tel: 020 7251 3801

Morgan Bone
Gordon Simpson

END

Regulatory Announcement

Company	Filtrona plc
TIDM	FLTR
Headline	Capital Reduction
Released	16:05 08-Jun-05
Number	3240N

Statement re Reduction of Capital

At a hearing today, the High Court confirmed the Filtrona plc reduction of capital. The reduction of capital is expected to become effective on 9 June 2005 whereupon the nominal value of each ordinary share of Filtrona plc will be reduced to 25 pence.

Enquiries

Filtrona plc   Tel: 01908 359100
Mark Harper
Steve Dryden

END

Regulatory Announcement

Company	Bunzl PLC
TIDM	BNZL
Headline	Completion of Demerger
Released	08:50 06-Jun-05
Number	1678N

COMPLETION OF DEMERGER OF FILTRONA PLC

Bunzl plc is pleased to announce the completion of the demerger of Filtrona plc and the consolidation of Bunzl's and Filtrona's issued share capital.

Accordingly, the consolidated Bunzl shares and consolidated Filtrona shares were admitted earlier today to the Official List and to trading on the London Stock Exchange's market for listed securities.

As anticipated in the circular to shareholders dated 17 May 2005, Mark Harper and Paul Heiden have resigned from the Bunzl board with immediate effect.

END

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you should seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your Bunzl Shares, you should immediately forward this document and the accompanying documents to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

This document, which comprises listing particulars relating to Filtrona plc, has been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000. A copy of this document has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act. This document has been prepared in connection with the demerger of the Filtrona Business of Bunzl plc (the "Demerger") as described in this document, and assumes that, unless the context requires otherwise, the Demerger has become effective. A more detailed description of the Demerger is provided in Part 3 of this document.

Application has been made for the entire ordinary share capital of Filtrona, issued and to be issued, to be admitted to the Official List and to the London Stock Exchange's market for listed securities. Admission to the Official List, together with admission to trading on the London Stock Exchange's market for listed securities ("Admission"), constitutes admission to official listing on a stock exchange in the United Kingdom. These applications are subject to the passing of the resolution concerning the Demerger by Bunzl Shareholders at the Extraordinary General Meeting. It is currently expected that admission of the Filtrona Shares, to be issued to Bunzl Shareholders on Bunzl's register of members at 7.00 a.m. on 6 June 2005 to the Official List and to trading on the London Stock Exchange's market for listed securities will become effective and that unconditional dealings will commence in the Filtrona Shares at 8.00 a.m. on 6 June 2005. No application is currently intended to be made for the Filtrona Shares to be admitted to listing or dealing on any other exchange.

For a discussion of certain risk factors which might affect your holding of Filtrona Shares see "Risk factors" in Part 7 of this document.

FILTRONA

FILTRONA PLC

(Incorporated and registered in England and Wales under the Companies Act 1985, Registered No. 5444653)

Introduction of up to 220,000,000 ordinary shares of 125 pence each to the Official List

Sponsored by JPMorgan Cazenove

JPMorgan Cazenove Limited ("JPMorgan Cazenove"), which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Bunzl and Filtrona and no one else in connection with the Demerger and Admission and will not be responsible to anyone other than Bunzl and Filtrona for providing the protections afforded to its customers or for providing advice in relation to the Demerger and Admission.

The distribution of this document in certain jurisdictions may be restricted by law, and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdiction.

The Filtrona Shares to be distributed in connection with the Demerger will not be, and are not required to be, registered with the SEC under the US Securities Act or any US state securities law. Neither the SEC nor any US state securities commission has approved or disapproved the Filtrona Shares or passed comment or opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the US.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been so authorised. The information contained in this document is accurate as at the date of this document, regardless of the time of delivery of this document or of any Filtrona Shares. Neither the delivery of this document nor any issue and allotment made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Filtrona since the date hereof or that the information in this document is correct as of any time subsequent to the date of this document.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY

CONTENTS

Information regarding forward-looking statements

This document contains various forward-looking statements regarding events and trends that are subject to risks and uncertainties that could cause the actual results and financial position of the Group to differ materially from the information presented herein. Forward-looking statements include information concerning possible and assumed future results of the Group's operations, earnings, economic conditions affecting the industries in which the Group operates and demand and other aspects of the Group's business. When used in this document the words "estimate", "project", "intend", "anticipate", "believe", "expect", "should", and similar expressions, as they relate to the Group or its management, are intended to identify such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Filtrona undertakes no obligation to update publicly or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise save in respect of any requirement under English statutory law or the Listing Rules. You should rely only on the information contained in this document. Filtrona has not, nor has JPMorgan Cazenove, authorised anyone to provide you with information different from that contained in this document. If anyone provides you with different or inconsistent information, you should not rely on it.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2005
Latest time and date for receipt of forms of proxy for the Extraordinary General Meeting of Bunzl	10.00 a.m. on 31 May
Extraordinary General Meeting of Bunzl	10.00 a.m. on 2 June
Latest time and date for transfers of Bunzl Shares to be registered in order for transferee to be registered at the Demerger Record Time	9.00 p.m. on 3 June
Demerger Record Time	7.00 a.m. on 6 June
Expected effective date of Demerger, Bunzl Share Consolidation, Filtrona Share Consolidation, Admission and commencement of dealings in Filtrona Shares and Consolidated Bunzl Shares on the London Stock Exchange and crediting of Filtrona Shares and Consolidated Bunzl Shares to CREST accounts	8.00 a.m. on 6 June
Court hearing to approve the Reduction of Capital	8 June
Despatch of definitive certificates for consolidated Filtrona Shares and Consolidated Bunzl Shares (other than in respect of such shares held through CREST) and any fractional entitlement cheques	by 16 June
Payment of fractional entitlements in respect of Filtrona Shares and Consolidated Bunzl Shares held through CREST	by 16 June

Notes:

(1) Each of the times and dates in the above timetable is based on current expectations and is subject to change.

(2) All references in this document to times are to London times unless otherwise stated.

Demerger helpline

A shareholder helpline is available on 0870 702 0100 (or +44 870 702 0100 if you are calling from outside the UK) from 8.30 a.m. to 5.30 p.m. Monday to Friday until 1 July 2005. The shareholder helpline will only be able to provide you with information contained in this document, the accompanying Circular and form of proxy and with information relating to the Bunzl Share Register and, after Admission, the Filtrona Share Register and, for legal reasons, will be unable to give advice on the merits of the Demerger, the Bunzl Share Consolidation, the Filtrona Share Consolidation, the Reduction of Capital or the Filtrona Share Incentive Plans or to provide financial or investment advice.

Overseas shareholders

Further details of the Demerger for Bunzl Shareholders who are citizens or residents of countries other than the United Kingdom and holders of Bunzl ADRs are set out in paragraph 3 of Part 3 of this document.

Tax

For a summary discussion of certain tax implications of holding Filtrona Shares for taxpayers resident in the United Kingdom or the United States see paragraphs 15 and 16 respectively of Part 8 of this document.

Anyone who is subject to tax in any other jurisdiction or who is in doubt as to his taxation position in respect of his Filtrona Shares should consult an appropriate professional adviser immediately.

DIRECTORS, SECRETARY AND ADVISERS

Directors of the Company

J F Harris – Chairman
M J Harper – Chief Executive
S W Dryden – Finance Director
P J Drechsler – Non-executive Director
A R Auer – Non-executive Director
P Heiden – Non-executive Director

Company Secretary

S W Dryden

Registered and Head Office

Avebury House
201–249 Avebury Boulevard
Milton Keynes
MK9 1AU

Sponsor, Financial Adviser and Broker	JPMorgan Cazenove Limited 20 Moorgate London EC2R 6DA
Auditors and Reporting Accountants	KPMG Audit Plc 8 Salisbury Square London EC4Y 8BB
Legal Advisers to the Company in respect of Demerger and Admission	Slaughter and May One Bunhill Row London EC1Y 8YY
Legal Advisers to the Sponsor	Ashurst Broadwalk House 5 Appold Street London EC2A 2HA
Registrar	Computershare Investor Services PLC PO Box 82 The Pavilions Bridgwater Road Bristol BS99 7NH

PART 1

KEY INFORMATION

The following information is in summary form and should be read in conjunction with the full text of this document from which it is derived. Financial information in this key information section has been extracted without material adjustment from the Accountants' Reports in Parts 5 and 6 of this document. Bunzl Shareholders and holders of Bunzl ADRs should read the whole of this document, including Part 7 which discusses certain risk factors which might affect the holding of Filtrona Shares, and not just rely on the information set out below.

1. Summary description of Filtrona

1.1 General

Filtrona is a business area of Bunzl plc, a UK listed, FTSE 100 support services company with a market capitalisation as at 16 May 2005 of approximately £2.3 billion. It is an international, market leading speciality plastic and fibre products supplier. On 28 February 2005 the Bunzl Board announced its proposal to demerge Filtrona to Bunzl Shareholders.

By concentrating on niche international markets Filtrona has been able to establish and develop strong positions in chosen product categories. Filtrona is segmented into Plastic Technologies and Fibre Technologies, each contributing similar levels of profits to the Bunzl Group. Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products. Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices. The Directors believe that many of the markets and segments within which Filtrona operates have the desirable combination of good growth potential and robust defensive qualities.

Across these niche international markets, Filtrona has a number of market leading blue chip customers including Altria (Philip Morris), Boeing, British American Tobacco, Carlsberg, General Electric, General Motors, Hewlett Packard, Nestlé, Newell Rubbermaid, Reckitt Benckiser and Unilever. Filtrona's emphasis on innovation, quality and service underpins these long standing customer relationships.

Filtrona is a well invested global business, headquartered in the UK, with 40 manufacturing facilities, 32 distribution outlets and sales offices and three research facilities spread across 22 countries in the Americas, Europe and Asia. Filtrona employs some 5,200 people and its senior management comprises an international team of nine individuals who have an average experience in the business of nearly 10 years.

In 2004, under UK GAAP, Filtrona generated annual sales of £477.5 million (2003: £452.6 million), EBITDA of £74.3 million (2003: £71.3 million) and operating profit before goodwill amortisation of £54.2 million (after an allocation of Bunzl corporate costs) (2003: £51.1 million). Plastic Technologies generated sales of £241.5 million (2003: £224.1 million) and operating profit before goodwill amortisation of £33.8 million (2003: £28.6 million) with an EBITA margin of 14%. Fibre Technologies generated sales of £236.0 million (2003: £228.5 million) and operating profit before goodwill amortisation of £27.8 million (2003: £31.1 million) with an EBITA margin of 12%. Of the total sales in 2004, approximately 43% originated from Europe, 39% from North America and 18% from the rest of the world. As at 31 December 2004 Filtrona had net operating assets of £261.2 million and net debt of £120.0 million. This information is extracted without material adjustment from the Accountants' Report set out in Part 5 of this document. Investors should read the whole of this document and not rely solely on the summarised information set out above.

Application has been made for the Filtrona Shares to be admitted to the Official List and to the London Stock Exchange's market for listed securities. Filtrona is to be classified within the FTSE Support Services sector and is expected to be a constituent of the FTSE 250 Index.

1.2 Plastic Technologies

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.

Filtrona is a market leader in the substantial fragmented protection and finishing market supplying plastic caps and plugs for protecting and finishing industrial threads, pipes, flanges and tubes as well as parts to protect, restrain or insulate wires or electrical components. A broad product offering, sophisticated marketing and IT infrastructure, combined with an expanding international supply and distribution network, underpins its strengths in these low cost but critical components.

Filtrona is the global market leader in self-adhesive tear tape, which is used for the easy opening of fast moving consumer goods packaging (e.g. cigarettes and biscuits) as well as brand communication and security. The materials and printing technology, together with its international production and distribution capability, are the key sources of differentiation in a market where trends towards sophisticated value-added tapes for brand promotion, security and traceability are driving both volume and value growth.

Filtrona is also a supplier of extruded thermoplastic profiles, sheet and special tubing for a wide range of applications such as lighting, fencing, transportation, point of sale displays, refrigeration, medical supplies and traffic control. It is a market leader in the US and, through its Enitor business in the Netherlands, in Europe in its chosen product categories, where in these highly fragmented markets it benefits from economies of scale and broad distribution capability.

In addition Plastic Technologies, through Globalpack, is a market leading producer and supplier of packaging items for toiletries and cosmetics in the Brazilian market. Based in Brazil it supplies containers, closures and, through its joint venture Euro-Matic Filtrona, roll-on balls to the market leading producers of deodorant and cosmetic products.

1.3 Fibre Technologies

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices.

In the niche special filters market, Filtrona is the independent global market leader. The Directors expect that the increasing trend towards potentially reduced exposure products (PREPs), lower tar levels driven by legislation and higher value differentiated cigarettes will underpin strong growth in the special filters market.

Filtrona has utilised the bonded fibre capillary technology applied in the production of cigarette filters to develop enhanced manufacturing techniques for writing instrument ink reservoirs in which Filtrona is also now the global market leader. Bonded fibre technology has a wide variety of current and potential applications and Filtrona has a growing share of the medical diagnostic wick and reservoir market. It also supplies the wicks used in household fragrance products and is actively developing other commercial applications from this technology.

1.4 Strengths

(a) Track record of profitable, cash generative growth

Filtrona's long term sales growth has been strong, with an average annual sales growth over the past 10 years of 11% (12% at constant exchange rates). This has been driven by strong organic growth, which over the last 10 years has averaged 5% per annum (based on separately identifiable businesses) on a constant exchange rate basis, supplemented by a series of strategic acquisitions.

Filtrona has achieved consistent double-digit EBITA margins during this 10 year period (11.4% for the year ended 31 December 2004 under UK GAAP). The Directors believe that Filtrona's commitment to customer service, technology leadership and geographic reach underpin this sustained margin and sales growth.

The business also has a strong track record of converting earnings into cash. Over the last three years Filtrona's Cash Conversion Rate has averaged 73% despite significant investment in the business, particularly in 2004.

The 10 year financial information above has been extracted without material adjustment from the underlying consolidation schedules of Bunzl. Investors should read the whole of this document and not rely solely on the summarised information set out above.

(b) Favourable industry trends

Growth in demand for many of Filtrona's products and services is further enhanced by certain market dynamics.

In Plastic Technologies, the tear tape market is experiencing an increasing trend towards more sophisticated value-added tapes for brand promotion, security and traceability. Filtrona is well positioned to benefit from this trend both as the global market leader for self-adhesive tear tape and with its materials and printing technology. The trend towards supplier consolidation (i.e. the move by large businesses to reduce the number of suppliers which they use) within industrial markets is expected by the Directors to continue to play to the strengths of the protection and finishing products business, which offers a wide and expanding product range. This trend is also likely to benefit Filtrona's extrusion business with its multi-site manufacturing capability. In Brazil roll-on deodorant products continue to take market share from more traditional packaging formats.

In Fibre Technologies there is an increasing trend within the cigarette industry towards utilising special filters, as major multi-nationals focus on key brands with a special filter which provide differentiation from their competition. Special filters, where Filtrona is the global market leading independent manufacturer, are estimated by Filtrona currently to represent 12% of the total cigarette filter market. Special filter volumes are expected by the Directors to grow faster than the overall cigarette market as demand for lower tar levels continues to rise and as PREPs are introduced into the market. Investment in research and development has given Filtrona market leading capillary expertise which has driven product innovation in each of its key product lines. The development of the writing instrument market in Asia is accelerating and Filtrona is well positioned to serve this market from its new facility in Ningbo (near Shanghai), China.

(c) Strong niche international market positions

Filtrona has strong positions within each of its niche markets, borne out by its world leading position in protection and finishing products, self-adhesive tear tape, special filters and certain bonded fibre components. The plastic profile and sheet market is significantly more fragmented but, within the US and the Netherlands where it is active, Filtrona is a leading supplier in its principal served markets. Through Globalpack, Filtrona has a strong market position in Brazil in packaging for the toiletries and cosmetics markets.

These leading positions within niche markets have enabled Filtrona to deliver high added value with excellent service from a position of being a low cost producer, thereby delivering attractive margins over a long period. The Directors believe that high levels of customer service, innovation and technology leadership, rapidly developing IT and distribution infrastructure and investment in capabilities and people are key sources of differentiation for Filtrona.

(d) Long term blue chip customer relationships

Filtrona has developed its business by maintaining a close relationship with a portfolio of blue chip customers who are successful market leaders within their respective markets. The high standards of service and supply demanded by such customers have helped to drive continuous improvement throughout Filtrona.

Filtrona enjoys long standing and strong customer relationships and manages large customers via a key account management structure. This enables customers' organisations to be accessed at different levels, thereby ensuring that Filtrona better understands and responds to their needs. Filtrona's senior management has developed and maintains close relationships with corresponding senior management in Filtrona's customers' businesses.

(e) Well invested global infrastructure

Filtrona has a strong capital investment policy and has a well invested and efficient production, sourcing and supply infrastructure. This ensures not only the high product quality that customers demand but also the levels of service and geographic reach that provide an important differentiator compared with competitors. Filtrona has effectively leveraged individual locations by offering sister businesses the opportunity to use the existing infrastructure and management to exploit new opportunities in a fast and cost effective manner.

In Richmond (Virginia), São Paulo (Brazil), Bangalore (India) and Surabaya (Indonesia), existing Fibre Technologies locations have provided a base to accelerate the growth of the tear tape business. In Brazil Filtrona's protection and finishing products business outsources local requirements to Globalpack and in China Filtrona's protection and finishing products representative office is based at the fibre products facility in Ningbo. The experience of managing the extrusion facility in Monterrey (Mexico) has helped to facilitate a rapid and smooth start up of the new special filters facility there.

(f) Experienced, stable management team

Filtrona's senior management comprises an international team of nine individuals who have an average experience in the Filtrona Business of nearly 10 years. Senior management combines strong manufacturing process and product development know-how with a detailed knowledge of customers' needs and hence excellent levels of service. The senior management team is supported by motivated and enthusiastic employees, which is evidenced by the low levels of staff turnover within the businesses.

(g) Track record of successful acquisitions

Filtrona's management has extensive experience of integrating acquisitions. Over the last five years, Filtrona has acquired 15 businesses and has spent £60 million (£55 million in Plastic Technologies, £5 million in Fibre Technologies) on acquisitions which have extended the global footprint, broadened the product offering within its chosen markets or provided access to key customers and leveraged Filtrona's low cost product supply base. Paragraph 2 of Part 2 of this document contains further details of the Baumgartner Fibertec, Davidson Plastics and Skiffy Group acquisitions which have been the most significant acquisitions during the last five years.

Filtrona is highly selective in the acquisitions it makes, focusing on high levels of returns. The consistently high level of Return on Capital Employed that Filtrona has maintained, which has averaged 26% over the last three years (as set out in paragraph 1.6 below), is indicative of Filtrona's ability to drive value from selective acquisitions.

(h) High levels of corporate social responsibility

Filtrona has for many years adhered to policies with respect to business standards, health, safety and the environment.

Filtrona has a long standing commitment to achieving continual improvement in health and safety performance. ITC Filtrona in India became the first Bunzl company to gain OHSAS18001:1999 International Standard for Occupational Health and Safety Management Systems. PT Filtrona, the filters business in Indonesia, and Globalpack in Brazil, have attained SA8000 certification. SA8000 is a social accountability standard.

In the environmental aspects of its operations, all significant sites have attained ISO14001 environmental management accreditation except the recently acquired Skiffy Amsterdam, whose accreditation is currently being progressed. The high quality of the manufacturing locations is key to obtaining this accreditation and the significant manufacturing sites have also attained ISO9001 quality system accreditation.

(i) Well positioned for future growth

The Directors believe that Filtrona is well positioned for future growth. Key drivers of growth are expected to be:

(i) continued development of product lines in protection and finishing products and in plastic profile and sheet manufacturing;

(ii) continued growth of brand promotion, security and track and trace opportunities;

(iii) commercialisation of bonded fibre developments;

(iv) new packaging formats at Globalpack driven by product innovation;

(v) the development of more sophisticated filter products for PREPs leading to further special filter manufacturing outsourcing decisions by tobacco manufacturers;

(vi) continued growth of high value-added bonded non-woven fibre products;

(vii) the recently built manufacturing facilities in lower cost locations coming fully on stream; and

(viii) the emergence of Asia as a demand generator and source.

1.5 Strategy

Filtrona has pursued a consistent strategy of focusing its resources on niche international markets where it has, or can develop, a significant competitive advantage and which have good growth potential. The operations are strongly cash generative and have allowed complementary acquisitions to be funded out of internally generated cash.

Following the Demerger the Filtrona management team will continue this strategy independently, focusing on building Filtrona's core activities and achieving sustainable profitable growth through organic investment and acquisitions, while maintaining its market leading positions and strong customer relationships.

The Filtrona business strategy is to continue to pursue the following:

(i) enhancement of competitive position in each line of business;

(ii) expansion and adaptation of the global footprint;

(iii) reduction of production costs;

(iv) improvement of service and supply chain efficiency; and

(v) enhancement of the business through selective acquisitions.

1.6 Financial information

The table below, the contents of which have been extracted without material adjustment from the Accountants' Reports in Parts 5 and 6 of this document, summarises the trading record of Filtrona for the three years ended 31 December 2004. Investors should read the whole of this document and not rely solely on the summarised information set out below.

	Year ended 31 December			
	IFRS 2004	UK GAAP 2004	UK GAAP 2003	UK GAAP 2002
	£m	£m	£m	£m
Sales	477.5	477.5	452.6	442.4
Operating profit *(Note 1)*	49.6	54.2	51.1	48.0
Profit on ordinary activities before taxation	47.3	49.4	45.7	41.2
Trading cash flow *(Note 2)*	30.7	30.7	44.4	36.4
Cash Conversion Rate	62%	57%	87%	76%
Capital Employed	209.4	209.4	193.6	197.0
Return on Capital Employed	23.7%	25.9%	26.4%	24.4%

Notes:

(1) Operating profit is stated before charging interest, taxation and goodwill/intangible amortisation.

(2) Trading cash flow is net cash inflow from operating activities less net cash outflow for capital expenditure.

(a) Financial commentary

Sales grew in 2004 and 2003 under UK GAAP by 5.5% and 2.3% respectively. At constant exchange rates sales growth for 2004 and 2003 was 12.2% and 5.6% respectively.

Under UK GAAP operating profit before goodwill amortisation grew by 6.1% and 6.5% in 2004 and 2003 respectively. At constant exchange rates, growth for 2004 and 2003 was 14.6% and 11.3% respectively.

Accounting under IFRS reduced 2004 reported profit on ordinary activities before taxation by a combination of recurring and non-recurring adjustments which total £2.1 million. Recurring adjustments were the expensing of share options and the non-amortisation of goodwill and the amortisation of other intangible assets. Expensed share option costs were £1.1 million in 2004 and the amortisation charge reduced from £3.0 million under UK GAAP to £0.5 million under IFRS.

Non-recurring IFRS charges in 2004 were:

(i) the reduction in the carrying value of a manufacturing facility in Germany. Under UK GAAP, the £1.3 million charge was permitted to be offset against this facility's revaluation reserve (under IFRS it is charged to the income statement); and

(ii) £2.2 million of fair value adjustments which were recognised in goodwill under UK GAAP have been charged to the income statement under IFRS.

2. Board and management

The Board consists of the Chairman, Chief Executive, Finance Director and three non-executive Directors as follows:

Jeff Harris (aged 57) – Chairman

Mr Harris was appointed Chairman of Filtrona on 12 May 2005. He was Chairman of Alliance UniChem plc from 2001 to 2005, having previously been Finance Director of UniChem plc since 1986, Chief Executive since 1992 and Chief Executive of the enlarged Alliance UniChem plc since 1997. He is also a non-executive director of Associated British Foods plc, Anzag AG and Bunzl.

Mark Harper (aged 49) – Chief Executive

Mr Harper joined Filtrona in 1986 and held a number of general management positions, including Managing Director of Moss Plastic Parts in Europe and President of Alliance Plastics in the US, before being appointed Managing Director of Filtrona in 1996. He was appointed to the Bunzl Board in 2004. On the Demerger becoming effective he will cease to be a director of Bunzl.

Steve Dryden (aged 37) – Finance Director

Mr Dryden was appointed Finance Director of Filtrona in 2002 and prior to that was Finance Director of a group of the Plastic Technologies businesses between 1999 and 2002 and Moss Plastic Parts between 1996 and 1998. Prior to joining Filtrona he worked in various finance positions in Rolls-Royce plc.

Paul Drechsler (aged 49) – non-executive Director

Mr Drechsler was appointed as a non-executive Director of Filtrona on 12 May 2005 and is the senior independent non-executive Director. He is Chief Executive of Wates Group, having been appointed in 2004. Prior to this he spent 25 years at Imperial Chemical Industries plc where his experience included positions in Brazil, the Netherlands and the US and Chairmanship of the ICI pension fund. He was appointed to the ICI board as an executive director in 1999.

Adrian Auer (aged 56) – non-executive Director

Mr Auer was appointed as a non-executive Director of Filtrona on 12 May 2005. He was Group Finance Director of RMC plc from 2002 to 2005 and at Taylor Woodrow plc from 2000 to 2002. He was previously Finance Director of Admiral plc and SWALEC (South Wales Electricity). He is currently a non-executive director of Bespak plc and Foseco plc and is the non-executive Chairman of Readymix plc.

Paul Heiden (aged 48) – non-executive Director

Mr Heiden was appointed a non-executive Director of Filtrona on 12 May 2005. He has been the Chief Executive of FKI plc since 2003. Previously with Hanson plc, he moved to Rolls-Royce plc in 1992, becoming the director responsible for its Industrial Businesses in 1997, and Finance Director in 1999. He will resign from the Bunzl Board on the Demerger becoming effective, having been a non-executive director since 1998.

3. Current trading and prospects

In 2004 Filtrona again showed its strength as a global supplier of speciality products with excellent increases in sales and operating profit at constant exchange rates. The increases in the second half of 2004 were greater than those in the first and Filtrona has continued to trade strongly in 2005.

The Directors expect Plastic Technologies to continue to grow as investments in marketing programmes, distribution infrastructure and new plant and equipment enhance Filtrona's competitive position and capability.

In Fibre Technologies the Directors expect growth to continue as new facilities in Mexico and China come fully on stream and sustained investment in research and development delivers new products and applications.

Filtrona's position as a leading supplier in the niche markets it serves and continued investment in lowering unit cost, improving service and supply chain efficiency, and in developing new products give the Directors confidence that Filtrona will sustain its positive development. As a result the Directors are confident in the financial and trading prospects of Filtrona for the current financial year.

4. Dividends

The Directors consider that had the Demerger been effective throughout the year ended 31 December 2004, in the absence of unforeseen circumstances and taking into account the terms of the Demerger and the Filtrona Share Consolidation, the Directors would have recommended total dividends for the year ended 31 December 2004 of 5.9 pence per consolidated Filtrona Share.

Following the Demerger Filtrona will pursue a progressive dividend policy that will seek to provide growth in dividends per share while maintaining appropriate levels of dividend cover. It is expected that Filtrona will declare its first interim dividend at the time of its interim results, which will be announced on 30 August 2005, taking account of the performance of the Filtrona Business during the first half of 2005.

5. Risk factors

See "Risk factors" in Part 7 of this document for a discussion of the risks that might affect your holding of Filtrona Shares.

PART 2

INFORMATION ON FILTRONA

1. Overview

Filtrona is a business area of Bunzl plc, a UK listed, FTSE 100 Support Services company with a market capitalisation of approximately £2.3 billion. It is an international, market leading speciality plastic and fibre products supplier which is segmented into Plastic Technologies and Fibre Technologies, each contributing similar levels of profits to Bunzl. Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products. Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices. The Directors believe that many of the markets and segments within which Filtrona operates have the desirable combination of good growth potential and robust defensive qualities.

Across these niche international markets, Filtrona has a number of market leading blue chip customers including Altria (Philip Morris), Boeing, British American Tobacco, Carlsberg, General Electric, General Motors, Hewlett Packard, Nestlé, Newell Rubbermaid, Reckitt Benckiser and Unilever. Filtrona's emphasis on value addition through innovation, quality and service underpins these long standing customer relationships.

Filtrona is a well invested global business, headquartered in the UK, with 40 manufacturing facilities, 32 distribution outlets and sales offices and three research facilities, spread across 22 countries in the Americas, Europe and Asia. Filtrona employs some 5,200 people and its international senior management team comprises nine individuals who have an average experience in the business of nearly 10 years.

In 2004 under UK GAAP, Filtrona generated annual sales of £477.5 million (2003: £452.6 million), EBITDA of £74.3 million (2003: £71.3 million) and operating profit before goodwill amortisation of £54.2 million (after an allocation of Bunzl corporate costs) (2003: £51.1 million). Plastic Technologies generated sales of £241.5 million (2003: £224.1 million) and operating profit before goodwill amortisation of £33.8 million (2003: £28.6 million) with an EBITA margin of 14%. Fibre Technologies generated sales of £236.0 million (2003: £228.5 million) and operating profit before goodwill amortisation of £27.8 million (2003: £31.1 million) with an EBITA margin of 12%. Of the total sales in 2004, approximately 43% originated from Europe, 39% from North America and 18% from the rest of the world. As at 31 December 2004, Filtrona had net operating assets of £261.2 million and net debt of £120.0 million. This information is extracted without material adjustment from the Accountants' Report set out in Part 5 of this document.

Investors should read the whole of this document and should not rely solely on the summarised information above.

2. History

Filtrona's strong competitive position has been developed over the last 10 years through significant investment in new global production and service capabilities. Significant new facilities have been established in China (Plastic and Fibre Technologies), India (Plastic Technologies), Mexico (Plastic and Fibre Technologies), the US (Plastic and Fibre Technologies) and Venezuela (Fibre Technologies) ensuring that Filtrona is better able to supply its multi-national customers and target growth from developing economies. Joint ventures have also provided the filters business with access to the growing markets of the Middle East and central Asia and, more recently, joint ventures have been established in Plastic Technologies relating to the supply of roll-on deodorant balls in Brazil and patented track and trace technology in coated and security products. A number of complementary niche businesses have also been acquired enhancing Filtrona's product offering and geographical reach, including:

(i) the entry in 1996 into the self-adhesive tear tape market through the acquisition of Payne for debt free consideration of £43.2 million;

(ii) the addition of significant extra filter and bonded fibre technology and capacity in the US by the acquisition of American Filtrona Corporation in 1997 for £83.1 million (net of cash). This acquisition also added a significant extrusion business in the US to Filtrona's existing Plastic Technologies business and united the Filtrona brand name, which had not previously been available for use by Bunzl in the US;

(iii) the acquisition in 1998 of Enitor, a leading Dutch extruder with annual sales prior to acquisition of €16 million;

(iv) the purchase in 2000 of Davidson Plastics, a profile extrusion operation located in the US which had annual sales prior to acquisition of US$22 million, and Pexco, a specialist medical tubing extruder, which had annual sales prior to acquisition of US$7 million;

(v) the acquisition in 2003 of Baumgartner Fibertec, a Swiss based business engaged in the development, manufacture and supply of cigarette filters and capillary reservoirs which, prior to acquisition, had annual sales of CHF40 million; and

(vi) the purchase in 2004 for £19.2 million (debt free) of the Skiffy Group, based in the Netherlands, which provided expertise in the manufacture and supply of small nylon parts for protection and finishing applications and a significant additional number of potential new customers for the existing Plastic Technologies product range.

3. Products and end markets

3.1 Protection and finishing

(a) Products

Filtrona's protection and finishing products business is an international sourcing and supply group, sourcing a wide range of products and tooling, particularly from Asia, to supplement its own production of injection moulded and dip moulded vinyl products for general protection, electrical, fastening and finishing applications. It operates in Europe through its Moss Plastic Parts and Skiffy brand names, and in the US through Alliance Plastics and Moulding Specialists.

These predominantly plastic components are low value but are critical to customers delivering their final product. Filtrona's position as a leading supplier in this fragmented substantial market is based on excellent service and a broad product offering.

Production facilities are located in the UK, the Netherlands, Mexico, the US and Brazil, with some 300 injection moulding machines. Filtrona has a broad industrial customer base, with over 59,000 customers in Europe and the Americas, including a large number of blue chip customers such as Carlsberg, General Motors and Parker Hannifin. No one customer represents more than 3% of turnover.

(b) Markets

Protection and finishing products include plugs and caps for holes, threads, corners, pipes and flanges which are used to protect customers' products during transit, processing and finishing. The market for such products is fragmented, with end users including the automotive, general engineering, white goods, pneumatics, hydraulics and oil and gas industries.

The products within the electrical range protect, space, restrain, insulate and position wires for a number of end markets, including capital goods, automotive, white goods and lighting. Fasteners include nylon rivets, latches, clips, washers, spacers and bushes and are also used in similar end markets.

Finishing components are used for adding functionality and completing tubular and extruded products. Typical applications include office or school furniture, hospital equipment, commercial catering equipment, machinery and cabinets.

The market for protection and finishing products is highly fragmented with many smaller competitors based in North America and Europe. The Directors believe that none of these competitors can offer either the range or international supply capability of Filtrona.

(c) Sources of differentiation

The breadth of the customer base is a key strength of the business. The Directors believe few competitors have the scale and supply chain competence to service economically so many customers with such an extensive range and that Filtrona's distribution network, advanced IT systems and logistics capability provide real differentiation in the protection and finishing market.

The Directors believe that, given the critical nature of these low cost components, the breadth of product offering and quality of service are also key differentiators. Filtrona's wide product range and quality of service are supported by an extensive library of approximately 20,000 moulds, catalogues in nine languages,

35,000 SKUs and a global logistics and manufacturing capability. Filtrona also uses sophisticated business to business marketing techniques to drive high rates of new customer acquisition.

(d) Growth drivers

Management is pursuing growth through continued investment in supply chain logistics and IT, as well as extending geographic coverage and the range of products offered. Filtrona's sourcing capability is growing rapidly for both finished products and tooling and a new representative office has just been established in China, located at the Filtrona Fibertec Ningbo facility.

Furthermore, given the fragmentation of the market, the Directors believe there is ample scope for further selective value enhancing acquisitions.

3.2 Coated and security

(a) Products

Filtrona, under the brands Payne, Morane and Laminex, provides self-adhesive tear tape, coated film products and identity systems, cards and accessories. It has locations in the UK, US, Brazil, Germany, France, Spain, India, Indonesia and Singapore. Filtrona is in the process of consolidating the brands under the name of Payne. Filtrona also has a joint venture which owns patented technology for individual item level track and trace, otherwise known as "pack DNA".

Filtrona has pioneered the tear tape industry move away from wax tear tape to self-adhesive tape, which offers more efficient processing to its customers. Filtrona is now the global market leader in self-adhesive tear tape for easy opening, brand communication and security applications. Filtrona supplied over 29 million kilometres of tear tape in 2004 and has strong relationships with blue chip customers including Altria (Philip Morris), British American Tobacco, Kraft, Nestlé and United Biscuits.

Through its brand Morane (to be rebranded as Payne Coated Film Products), Filtrona supplies coated film products for encapsulation, lamination, industrial and document security applications. Over the last 30 years, Filtrona has been supplying the film to create unique national identity cards, national voting cards and printed security passports for governments and agencies worldwide.

Under the Laminex brand (to be rebranded Payne Security), Filtrona supplies identity systems, cards and accessories for security, health and safety and promotional use.

The Directors believe that FractureCode (its joint venture based in Denmark), which is currently undergoing a major trial with a leading blue chip consumer products company, is expected to become a high growth business. FractureCode has the potential to add value where customers require identification of items to an individual item level for track and trace and security applications.

(b) Markets

Tear tape is a product which allows consumers to open product packaging easily. It also provides a promotional medium for marketing to consumers and can carry various anti-counterfeit features.

The tear tape market is split between wax tear tape and self-adhesive tear tape. Wax tear tape requires the tape to be passed through a molten wax bath before being applied to the packaging medium. Self-adhesive tear tape requires no wax to adhere to the packaging, is faster to apply and results in lower machine downtime compared with the wax alternative.

The higher volume tear tape customers are to be found in the tobacco industry, which has recognised the easy opening ability of tear tape. Certain customers have taken advantage of the use of tear tape as a brand promotion tool and as a medium to carry anti-counterfeit security measures effectively.

Further market growth is dependent upon Filtrona persuading fast moving consumer goods customers (who specify the type of packaging for their product) of the benefits that tear tape can bring to their products.

A variety of other products form the balance of the coated and security product portfolio. Items range from plastic sheet for laminating documents and simple PVC cards to higher value-added security documents and card identification systems.

The Directors expect the market for individual item identification to grow rapidly, as is evidenced by the growth in RFID (radio frequency identification) chip applications. FractureCode is an individual item

system which does not involve the high cost of an electronic chip and can be printed onto standard product packaging, including tear tape, labels and cartons.

In the tear tape market Filtrona's competitors are principally suppliers to the tobacco industry.

Competition in coated film products comes from a variety of European and US based manufacturers, with low priced competition from Korea and China.

(c) Sources of differentiation

Within the tear tape market, Filtrona seeks to differentiate itself from the competition through technology, innovation and its global supply infrastructure. Since pioneering self-adhesive tear tape, Filtrona has sought to maintain its technological advantage over the competition, both in terms of materials and processes. Recent innovations include the development of printing technology that significantly improves brand security and customer communication. The Directors believe that the FractureCode track and trace technology is unique and can also be integrated into tear tape and other packaging media to provide further added value to customers.

Filtrona's global infrastructure provides a low cost, flexible source of supply as well as penetration into higher growth emerging markets.

As a leading UK supplier of coated films for document encapsulation, the Morane business is highly regarded for its high quality, comprehensive range and excellent service level. Laminex is well regarded for its robust software and its highly efficient identity card bureau service.

(d) Growth drivers

The Directors expect the self-adhesive tear tape market to grow over the next few years, driven by enhanced usage for easy opening in consumer goods applications outside the tobacco industry, particularly in the US, and for enhanced brand protection and security within the tobacco industry. Filtrona is well positioned to benefit from this trend, not only as the market leader with an international presence, but also through its combination of proprietary materials and printing technology. Developments in digital print technology will also open up opportunities for the printing of unique sequential numbers or codes onto tear tape which can be used for consumer promotions.

The increasing focus on document security (e.g. drivers' licences, visas and passports) will enable the coated film products business to continue to develop value-added applications and the Directors expect the identity card market to continue its growth path.

The Directors believe that FractureCode is a new product and that the market has potential for strong growth.

3.3 Plastic profile and sheet

(a) Products

Filtrona is a leading supplier in the US and the Netherlands of extruded thermoplastic profiles, sheet and speciality tubes in its chosen product categories. The products are proprietary and custom made to exacting customer standards and are used for a wide range of applications such as lighting, fencing, transportation, point of sale displays, refrigeration, medical supplies, aerospace, and traffic control.

(b) Markets

Lighting products include thermoplastic lens wraps and sheet for fluorescent tube lighting for commercial, industrial and public sector applications. Filtrona is a leading supplier of these items in the US and Mexico.

Transportation products are made for aerospace and automotive customers. For example Filtrona's extruded profiles can be found inside the passenger cabins on many of Boeing's commercial aeroplanes. Filtrona also supplies extrusions which help in the positioning of passenger safety restraint systems. This market is growing as car manufacturers are increasingly offering multiple airbags as standard on their vehicles.

Filtrona is the leading US supplier of inserts for chain link fencing. This market has displayed growth assisted by the added emphasis on securing premises under the homeland security programme. Filtrona's national supply capability is critical to success in this market.

In the medical sector, Filtrona is an extruder of high quality medical tubes used in surgical procedures. Filtrona's customers are increasingly requiring extra value-added features to be supplied along with the standard extruded medical tubing. This includes secondary coiling, banding, solvent bonding and packaging, which Filtrona is well placed to supply, both technically and geographically.

Filtrona supplies the point of sale products that are used in store to hold the pricing information in place on the shelf and also delivers the high response levels expected by retailers to support their promotional campaigns. In the point of sale sector, major retailers are re-branding and updating their images and stores with the trend moving towards the opening of more "super-centre" type locations. Filtrona conducted a survey in September 2003 which estimated the size of this market for all plastic purchases at US$5.0 billion in the US. In both the US and the Netherlands, Filtrona has a particularly strong position in the scanning profile market where the expertise in multiple polymer extrusion is critical to success.

Filtrona's chosen markets are fragmented. The profile market, which represents over 90% of sales, is highly fragmented and is made up of much smaller local suppliers.

(c) Sources of differentiation

Filtrona benefits from economies of scale compared with its smaller, more local competitors, both in terms of its cost base and in terms of service, exemplified by its multi-point supply. In addition, investment in sophisticated IT systems enables it to manage its business and its customer relationships efficiently.

Filtrona has built up relationships with key blue chip customers in this market, including Boeing, General Electric, Hussman and Wal-Mart.

(d) Growth drivers

Management are driving growth through focusing on development of proprietary niche products and technologies in growing segments such as transportation, medical supplies and point of sale displays.

3.4 Consumer packaging

(a) Products

In its consumer packaging business, Globalpack, Filtrona has a market leading position in the Brazilian market as a producer of packaging for toiletries and cosmetic items. Based in São Paulo, Globalpack supplies containers, tubes, closures and, through its joint venture Euro-Matic Filtrona, roll-on balls to the market leading producers of deodorant and cosmetic products.

(b) Markets

Globalpack serves blue chip customers such as Avon, Johnson & Johnson, Natura and Unilever and has a unique position derived from the high level of innovative solutions provided to its customers. Globalpack supplies packaging using a range of processes including injection moulding, blow moulding, extrusion and printing and, as such, offers a full service range to its principal customers.

Globalpack, through Euro-Matic Filtrona, is the market leading supplier of roll-on deodorant balls in Brazil. This joint venture, combined with Globalpack's capability in producing bottles, housings and caps, has positioned it as the leading supplier of roll-on deodorant packaging in the Brazilian market.

The principal competitors to Globalpack are privately owned Brazilian companies and divisions of larger packaging groups.

(c) Sources of differentiation

Globalpack is the only Brazilian supplier with the capability to produce a full roll-on deodorant packaging set (i.e. container, ball, housing and cap). It has a full print capability for the decoration of tubes and containers and is known for innovation and quality.

(d) Growth drivers

The Brazilian cosmetics and toiletries market continues to expand with consumers' disposable incomes. Globalpack will continue to drive growth through the innovative new packaging formats it is able to offer the blue chip cosmetics and toiletries suppliers, both in Brazil and in the surrounding region.

3.5 Cigarette filters

(a) Products

Filtrona produces a wide range of filters from monoacetate to multi-segment special filters with novel mouthpieces and sophisticated adsorbent materials. Filtrona's special filters provide its customers with an opportunity to differentiate their products in the market relative to its competitors.

Fibre Technologies, with over 50 years of experience in the industry, is the largest independent producer of special filters for the cigarette market. It supplies cigarette filters to, among others, the top four global cigarette manufacturers, Altria (Philip Morris), British American Tobacco, Imperial Tobacco and Japan Tobacco International, which together represent some 44% of the cigarette market.

Filtrona has a relatively low share of the monoacetate market, as the larger tobacco companies tend to self-manufacture. Filtrona supplies cigarette filters into this market where multi-national customers require additional capacity or flexible production runs and to smaller independent cigarette manufacturers who do not wish to add complexity to their business. However, the Directors believe the key area of differential advantage in its business is the supply of special filters.

Cigarette filter specifications are individual to brands, blends and manufacturers and are created to fulfil identified market niches. Filtrona's strategically positioned, well invested manufacturing facilities in 14 locations around the world ensure that filters are delivered in a timely and cost effective way to fulfil customer needs.

(b) Markets

The market for cigarette filters includes monoacetate filters and special filters.

Monoacetate filters are manufactured from paper wrapped cellulose acetate tow. Cellulose acetate tow is a white, virtually tasteless filling material which is bonded with a plasticiser.

In special filters, additives like carbon or menthol are combined with a monoacetate filter to change the taste of the cigarette smoke and the performance of the filters. Multiple filter sections can be combined together, with additives, to form a multi-segment filter, or the monoacetate filter can itself be modified to alter performance of the filter.

Filtrona estimates that standard monoacetate filters account for approximately 88% of the cigarette filters market, with special filters accounting for the remaining 12%. The special filters share has grown from 11.7% of filtered cigarettes in 2003 to 12.2% in 2004.

The principal competition for Filtrona is from cigarette companies choosing to manufacture their filters in-house. The Directors believe that Filtrona's expertise, technology, innovation, low cost production footprint and high quality customer service offers an advantage over self-manufacture of special filters and this has been recognised by the major tobacco manufacturers who source from Filtrona. While occasionally some volume is taken back in-house by its customers, historically Filtrona has been able to offset these movements through new outsourced business from within its current customer base.

(c) Sources of differentiation

A global footprint is an important source of differentiation within the special filters market. Filtrona has operations in 14 locations spread across the world, with two in the US, one in Mexico, three in South America, four in Europe and four in the Middle East and Asia. This provides a low cost, flexible source of supply as well as important penetration into the higher growth emerging markets.

Technology, innovation and manufacturing flexibility are also important differentiators in the cigarette filters market. Filtrona's commitment to research and innovation is underlined by the operation of the Technology Centre in the UK. The Technology Centre was designed to bring together laboratory services, product development, materials testing and process engineering in one facility. Together these disciplines help Filtrona to research and source the best available materials and develop filter production techniques for use in its plants throughout the world.

(d) Growth drivers

Filtrona's multi-national tobacco customers require Filtrona to supply special filters to support their brands in their chosen end use markets, but particularly in Russia, Japan, South Korea and Venezuela,

where special filters have either a leading or rapidly growing market share. Filtrona provides a flexible service that can support the strong growth profile that a successful brand requires.

Filtrona customers also recognise the expertise that Filtrona has in the supply of special filters and are increasingly looking to outsource production in return for a simplification of their business and a reduction in their total costs.

Cigarettes with multi-segment filters are expected to account for a growing share of the future cigarette market. Filtrona is ideally placed to offer such filters to its global customer base and the Directors believe that this represents a significant future opportunity.

3.6 Bonded fibres

(a) Products

Filtrona, under the Fibertec brand, supplies bonded fibre structures for use as functional components in consumer and industrial products including those shown in the table below. The facilities for the bonded fibre products are located in Richmond, Virginia (US), Reinbek (Germany) and Ningbo (China), although the markets for these products are global.

The Directors believe that Filtrona is the market leader in its primary market of bonded fibre ink reservoirs for high quality roller ball and fine liner pens, markers and highlighters. From this base Filtrona has expanded into wicking, filtration and absorptive components for medical devices, absorptive media and ink transfer wicks for inkjet printers, ink cartridges and other imprinting machines. It is also growing strongly in household product applications for bonded fibres, such as air fresheners and insect repellents.

The table below shows some of the applications for Filtrona's core competence of capillary transfer science, as well as the key products for which Filtrona supplies components.

Product categories	Applications
Writing instruments	Roller ball pens Fine liner pens Markers Highlighters
Printing systems	Ink transfer wicks for inkjet printers Cartridges for inkjet printers Other imprinting machines
Medical devices	Diagnostics – detection of disease and conditions Life Sciences – bench top research in DNA/RNA Biotechnology – downstream processing Medical – directly treating or managing conditions
Household products	Air fresheners (bathroom, aromatherapy, cars) Insecticide/repellent dispensing (electrically heated)

(b) Technology

Capillary transfer science is the basis for many of the performance features and product functions of Filtrona's bonded fibre products. Capillary action is the means by which fluid moves through porous channels within a medium due to surface tension.

Knowledge of the properties of the relevant fluid as well as the media substrate enables Filtrona to model capillary behaviour and to design bespoke transfer systems for a wide array of applications.

Filtrona has invested heavily in process equipment to lower the unit cost of production and is planning to relocate some of this equipment to China to exploit the regional market.

Bonded fibre products are highly adaptable to meet fluid transfer and storage requirements. Selection of a given fibre composition and structure can be made to optimise function and fit.

Bonded fibre products can provide one way or two way fluid transfer. A reservoir for printer cartridges, for example, must be able to be quickly filled, safely contain ink without leakage and release on demand over the product life cycle.

Bonded fibre products may also serve as wicks, transferring fluids from one substrate to another using capillary action.

(c) Markets

In Western Europe and North America, the market for ink reservoirs is relatively mature. However in the new developing economies in Asia and the Far East, ink reservoirs represent a growth market in which Filtrona has a strong position.

Filtrona's assessment of the competition in the medical and household products markets is that it stems from alternative solutions rather than alternative fibre component suppliers.

(d) Sources of differentiation

The Directors believe that long term investment in capillary fibre research has yielded industry leading technology and Filtrona is recognised as a leading innovator in the continuous bonding of fibres. Since its foundation in 1954, the business has patented more than 60 products in the US alone. This emphasis on focused innovation is a key differentiator in this market. Filtrona has a truly international supply position with customers on every continent supplied from Filtrona Fibertec's existing European and US facilities and its new Chinese operation. The Directors believe that no other competitor can match Filtrona Fibertec's global reach and service level.

(e) Growth drivers

Growth is driven both through a combination of product innovation and expanding the use of existing technologies to provide new applications such as wicks and reservoirs for in vitro medical devices where Filtrona is now a leading provider. The new product development pipeline contains a number of significant products and applications in ink reservoirs, medical diagnostics, medicine dispensing and diesel filtration.

The new Filtrona Fibertec facility in Ningbo, China offers a dual benefit of being a low cost source of production as well as providing access to a growing local market.

4. Joint ventures

4.1 Plastic Technologies

In 2000 Globalpack, Filtrona's consumer packaging business in Brazil, established a joint venture with Euro-Matic, a leading international manufacturer of plastic balls for a variety of applications, in order to manufacture and supply roll-on deodorant balls. Combined with Globalpack's ability to produce bottles, housings and caps, Euro-Matic Filtrona has helped position Globalpack as the leading supplier of roll-on deodorant packaging in the Brazilian market.

In 2002 Filtrona established a Danish based joint venture, FractureCode Corporation with ITO Technologies, in order to develop a new technology in conjunction with Filtrona's existing self-adhesive tear tape business Payne. FractureCode is a patented process which can apply a unique identifying mark to tear tape or other packaging media with a randomly printed code, which enables customers to mark their products individually in such a way that they can be tracked throughout the distribution chain. It can also be used as a brand authentication device as it is very difficult to replicate. Initial trials of FractureCode, which has not yet been used in commercial production, have been encouraging.

4.2 Fibre Technologies

Most of Filtrona's cigarette filters businesses are wholly-owned. However the filter businesses in Thailand, India and Jordan are operated through joint venture companies Filthai Company Limited, ITC Filtrona Limited and Filtrona Jordan respectively. Based in Bangkok, Filthai was established in the 1970s and manufactures and supplies monoacetate and special filters principally to the Thai market. ITC Filtrona was formed in 1993 in Bangalore to supply monoacetate filters to the local Indian market. Filtrona Jordan was set up in 1995 and is based near Amman, from where it manufactures and supplies monoacetate filters for both the local domestic market and exports. Together these companies accounted for less than 10% of Filtrona's total cigarette filter sales in 2004.

File No: 82-34882

5. Summary financial information

5.1 Trading information

The table below summarises the trading record of Filtrona for the three years ended 31 December 2004. The contents of the table and financial information set out in this section have been extracted without material adjustment from the Accountants' Reports in Parts 5 and 6 of this document. Investors should read the whole of this document and not just rely solely on the summarised information set out below.

	Year ended 31 December			
	IFRS 2004	UK GAAP 2004	UK GAAP 2003	UK GAAP 2002
	£m	£m	£m	£m
By business segment				
Sales:				
Plastic Technologies	241.5	241.5	224.1	224.1
Fibre Technologies	236.0	236.0	228.5	218.3
Total	477.5	477.5	452.6	442.4
Operating profit*:				
Plastic Technologies	33.2	33.8	28.6	28.2
Fibre Technologies	23.9	27.8	31.1	29.2
Corporate activities	(7.5)	(7.4)	(8.6)	(9.4)
Total	49.6	54.2	51.1	48.0
By geographical origin*				
Sales:				
Europe		203.2	183.7	171.0
North America		187.8	193.2	202.1
Rest of the world		86.5	75.7	69.3
Total		477.5	452.6	442.4
Operating profit*:				
Europe		23.2	21.8	20.8
North America		22.6	24.3	24.4
Rest of the world		15.8	13.6	12.2
Corporate activities		(7.4)	(8.6)	(9.4)
Total		54.2	51.1	48.0

* Before goodwill/intangible amortisation.

** Disclosure not required under IAS 14.

5.2 Profit and loss – by business segment

(a) Plastic Technologies

Plastic Technologies sales were flat in 2003 compared with 2002 and grew by 7.8% in 2004 (at constant exchange rates, 4.3% and 14.7% respectively). 2004 benefited from nine months of the Skiffy acquisition. The organic sales growth in 2004 at constant exchange rates was 11.3%.

On a UK GAAP constant exchange rates basis, operating profit before goodwill amortisation increased by 6.3% in 2003 and increased by 25.7% in 2004. The acquisition of the Skiffy business was projected at the time of acquisition to contribute £1.8 million in 2004. Filtrona's post-acquisition focus has improved Skiffy's profit to £2.3 million in 2004. Organic operating profit before goodwill growth at constant exchange rates for Plastics Technologies on a UK GAAP basis was 19.0% in 2004. The return on sales improved as a result of the increased focus on current and new proprietary product ranges within Plastic Technologies.

(b) Fibre Technologies

Fibre Technologies sales grew by 4.7% in 2003 and 3.3% in 2004 (at constant exchange rates, 6.9% and 9.7% respectively). 2004 benefited from the full year effect of the Baumgartner Fibertec acquisition which contributed sales of £15.7 million in 2004, compared with £3.3 million for the three months in 2003.

Excluding the impact of acquisitions, organic sales growth at constant exchange rates was 5.2% in 2003 and 4.0% in 2004.

On a UK GAAP constant exchange rates basis operating profit before goodwill amortisation increased by 9.0% in 2003 and fell by 4.1% in 2004. The 2004 reduction in operating profit was due to price positioning both in advance of volume growth and lower cost manufacture as well as the Baumgartner Fibertec business, which was loss making on purchase but achieved breakeven in 2004.

5.3 Profit and loss – by geographical origin

Both Plastic Technologies and Fibre Technologies operate throughout the world. Sales to the rest of the world segment (i.e. excluding Europe and North America), which include many of the lower cost manufacturing regions, have grown as a proportion of the whole from 15.7% in 2002 to 18.1% in 2004.

5.4 Corporate activities

Corporate activities include the Filtrona business area central costs and a proportion of Bunzl's central costs allocated on a basis reflecting the proportion of those resources consumed by Filtrona. The Directors believe that the level of central costs in 2004 is representative of the resources required to run an independent public company.

5.5 Cash flow and return on capital

	Year ended 31 December			
	IFRS 2004	UK GAAP 2004	UK GAAP 2003	UK GAAP 2002
	£m	£m	£m	£m
Operating profit *(Note 1)*	49.6	54.2	51.1	48.0
Trading cash flow *(Note 2)*	30.7	30.7	44.4	36.4
Cash Conversion Rate	62%	57%	87%	76%
Capital Employed	209.4	209.4	193.6	197.0
Return on Capital Employed	23.7%	25.9%	26.4%	24.4%

Notes:

(1) Operating profit is stated before charging interest, taxation and goodwill/intangible amortisation.

(2) Trading cash flow is net cash inflow from operating activities less net cash outflow for capital expenditure.

5.6 Cash flow

Under UK GAAP the Cash Conversion Rate averaged 73% over the last three years. In 2004 net capital expenditure increased by £9.1 million to be £13.3 million in excess of depreciation to invest in new facilities in Mexico and China to support the exploitation of new business opportunities. Working capital increased by £9.4 million in 2004 to support business growth and service enhancements through local stock availability of existing and new products.

5.7 Return on capital

Inventory has increased throughout the period to support business growth and service enhancements through local stock availability of existing and new products. Debtors' average payment days increased from 47 to 49 days, reflecting longer supply chains and growth in export markets with longer payment terms. Return on Capital Employed moved forward in 2002 and 2003 before dipping slightly in 2004. This was due to price positioning in Fibre Technologies in advance of both volume growth and lower cost manufacture, as well as the impact of the Baumgartner Fibertec acquisition, although partially offset by strong proprietary product growth in Plastic Technologies.

6. Strategy and execution

6.1 Overview

Filtrona's strategy is to continue to grow profitably through investing organically and by acquisition in selected niche international markets within Plastic Technologies and Fibre Technologies. Within each business segment it is continually seeking to enhance its competitive position through product innovation, strengthen its sourcing and distribution capability, expand and adapt its global footprint to enhance its

supply chain and reduce cost and invest in IT, people and production capability to deliver superior customer service and value.

6.2 Enhance competitive position through innovation

The Directors believe that Filtrona's robust competitive positions will be enhanced through the continued development of its product offering both from own manufacture and external sources. In each of the lines of business there will continue to be focus on product innovation and range development. In some of the businesses this will be driven by the established research and development functions and in others by further developing product management and sourcing functions.

Historically Filtrona has been able to use established locations within one line of business to offer rapid, low cost market entry for other businesses through overhead sharing. There are many examples of this within Filtrona, such as tear tape operations in cigarette filters and bonded fibres facilities, enabling the exploitation of new opportunities and servicing customers more quickly and cost effectively than competitors can achieve. This approach will continue as a key component of enhancing competitive positions rapidly.

6.3 Expand and adapt the global footprint to improve supply chain and reduce cost

Filtrona has a comprehensive production and distribution footprint which can be flexed to respond to customers' needs, whether they be product, cost or supply chain driven. Filtrona has a well invested machinery base that is flexible and relocatable. The current manufacturing locations are:

(i) Americas – Brazil, Mexico, Paraguay, US and Venezuela;

(ii) Europe – France, Germany, Italy, the Netherlands, Switzerland and the United Kingdom; and

(iii) Middle East and Asia – India, Indonesia, Jordan, Thailand and a recently completed facility in China.

The recent investment by the filters business in Monterrey, Mexico was assisted by the prior experience that Filtrona had developed from the plastic profile and sheet business that has operated there since 2000.

Similarly the recent investment in the Chinese facility is expected to accelerate the growth not only of the bonded fibre business but also the protection and finishing and the coated and security businesses in China.

6.4 Reduce production costs

Filtrona seeks to reduce its production costs through a combination of:

(i) standardisation of operating policies and procedures including health and safety, environment and human resources;

(ii) standardisation of production equipment and information systems;

(iii) continued investment in a competitive manufacturing base with the latest high output machinery and tooling located in low unit labour cost locations; and

(iv) a lean organisation with competent, well trained and experienced people.

6.5 Continue to enhance supply chain capability

Filtrona seeks to achieve supply chain and service excellence to add increased value to customers. Recent examples of this process are the opening of new warehousing arrangements in Russia and Korea to serve cigarette filter customers in these markets more effectively. These arrangements have not only facilitated just-in-time supply, they have also enabled customers to reduce inventories and to avoid the administration associated with importing products.

Filtrona will continue to build its distribution capability and geographic spread to assist growth. The recent opening of a new protection and finishing products distribution centre to serve the Czech Republic market follows on from the successful establishment of a distribution centre in Poland.

IT investment will continue to play a critical role in service enhancement. The enterprise resource planning packages in place have delivered significant improvement from the application of new technologies in areas such as finite scheduling and bar coding and business relationship management modules are in the process of implementation.

6.6 Selective acquisitions

Filtrona has made a number of selective acquisitions which have either strengthened a core competence, added geographic scale, brought new products into the portfolio or a combination of all three. There continues to be a number of acquisition targets which the Directors believe could supplement Filtrona's underlying growth rate, and Filtrona plans to recruit a corporate development executive to increase the focus on this activity.

7. Sales, marketing and purchasing

The sales, marketing and purchasing teams in Filtrona are based in the operating businesses and report through the senior management executive. The Directors believe it is critical to maintain this commercial focus within each line of business.

In Plastic Technologies larger customers are served by a key account structure. Smaller customers are reached through the marketing programme and a rapid sample service. Ultimately they are served by efficient telesales, internet or fax order entry.

In Fibre Technologies the relatively large size of the customers supports a key account approach that is closely linked to product development.

Filtrona's top 10 customers represent 34% of Filtrona's sales, but the fifth largest customer represents less than 2%. The principal area of customer concentration is within the tobacco industry. The Directors believe that differentiated products and a low cost supply chain mitigate the concentration risk.

The major element of supplier concentration again falls within the tobacco industry and relates specifically to the suppliers of cellulose acetate tow for cigarette filter production. This is a market served by five principal global suppliers all of whom supply Filtrona. The top 10 suppliers to Filtrona account for 53% of raw material purchases.

The Directors consider that alternative sources of supply exist for all major raw materials. These major materials include acetate tow, filter paper, polyester yarns, polypropylene film and various readily available engineering and commodity polymers.

8. Board and management

The Board consists of Jeff Harris as Chairman, Mark Harper as Chief Executive, Steve Dryden as Finance Director and Paul Drechsler, Adrian Auer and Paul Heiden as independent non-executive Directors. Paul Heiden does not expect to serve beyond a transitional period.

Further details on the Directors are set out on page 8 and in Part 8 of this document.

9. Current trading and prospects

In 2004 Filtrona again showed its strengths as a global supplier of speciality products with excellent increases in sales and operating profit at constant exchange rates. The increases in the second half of 2004 were greater than those in the first and Filtrona has continued to trade strongly in 2005.

The Directors expect Plastic Technologies to continue to grow as investments in marketing programmes, distribution infrastructure and new plant and equipment enhance Filtrona's competitive position and capability.

In Fibre Technologies the Directors expect growth to continue as new facilities in Mexico and China come fully on stream and sustained investment in research and development delivers new products and applications.

Filtrona's position as a leading supplier in the niche markets it serves and continued investment in lowering unit cost, improving service and supply chain efficiency, and in developing new products give the Directors confidence that Filtrona will sustain its positive development. As a result the Directors are confident in the financial and trading prospects of Filtrona for the current financial year.

10. Dividend policy

The Directors consider that had the Demerger been effective throughout the year ended 31 December 2004, in the absence of unforeseen circumstances and taking into account the terms of the Demerger and the Share Consolidation, the Directors would have recommended total dividends for the year ended 31 December 2004 of 5.9 pence per consolidated Filtrona Share.

Following the Demerger Filtrona will pursue a progressive dividend policy that will seek to provide growth in dividends per share whilst maintaining appropriate levels of dividend cover. It is expected that Filtrona will declare its first interim dividend at the time of its interim results, which will be announced on 30 August 2005, taking account of the performance of the Filtrona Business during the first half of 2005.

11. Research and development

Filtrona's worldwide R&D centre for the cigarette filters business is based in Jarrow in the UK and supports R&D activities on both proprietary and customer developments. The Directors expect that by the end of 2005 its dedicated filters R&D team will comprise 40 personnel. R&D is undertaken to identify solutions for producing new additives and product styles to assist customers in the selective reduction of smoke constituents, to develop lower cost production techniques and to develop new filter styles.

Fibertec's worldwide R&D is centred in Richmond, Virginia (US), with some limited development work occurring in Reinbek (Germany). Fibertec's dedicated R&D group focuses approximately 80% of its effort on customer driven projects and 20% on core technology projects. Principal research areas are in developing the knowledge and processes in the production of non-woven bonded fibres to give materials with different capillary transfer rates that support the identified needs in the current and prospective customer base.

In coated and security products, the global R&D centre and print studio is located at the Nottingham (UK) site where new print and security features are developed.

The FractureCode joint venture is responsible for its own software and application development.

Within the other lines of business the focus is on development rather than research. Development is driven by a combination of product marketing and engineering, resulting in either in-house development or outsourcing of the products concerned.

12. Employees

Senior management comprises an international team of nine individuals who have an average experience in the Filtrona Business of nearly 10 years. Senior management combines strong manufacturing process and product development know-how with a detailed knowledge of customers' needs and, hence, excellent levels of service. The senior management team is supported by motivated and enthusiastic employees which is evidenced by the low levels of staff turnover within the businesses.

Filtrona has traditionally enjoyed good labour relations with the following locations having recognised union representation: Nottingham and Jarrow in the UK, Crissier in Switzerland, Buitenpost in the Netherlands, Reinbek in Germany and Richmond, Virginia and Columbia, South Carolina in the US.

In December 2004 employees in Switzerland took industrial action. This business was acquired from Baumgartner in October 2003 and Filtrona had not had the necessary time to build up constructive union relations prior to action being taken. The employees returned to work in January 2005. The business continuity planning within Filtrona enabled customer service to be maintained by production from other factories while the issues were resolved. The management at Filtrona Suisse is currently in consultation with the Filtrona Suisse works council relating to the potential closure of the facility in June 2005.

13. Corporate governance

The Board supports high standards of corporate governance. Following Admission the Board intends to comply with the Principles of Good Governance and Code of Best Practice 2003 (the "Combined Code").

The Company will upon Admission comply with a code of securities dealings in relation to the Filtrona Shares which is based on, and is no less exacting than, the Model Code published in the Listing Rules. The code will apply to the Directors and relevant employees of the Group.

The Chairman of the Company will be Jeff Harris. Operational responsibility for the Group will lie with the Chief Executive, Mark Harper. Paul Drechsler will be the senior independent non-executive Director.

The Board has established three principal committees, the Audit Committee, the Remuneration Committee and the Nomination Committee, each of which will operate within written terms of reference approved by the Board.

13.1 Audit Committee

The Audit Committee will initially comprise Adrian Auer as Chairman, Paul Drechsler and Paul Heiden.

The Audit Committee will consist of not less than three members, at least one of which will have recent and relevant financial experience, and the quorum for meetings of the Audit Committee will be two members. Each of the members of the Audit Committee must be independent non-executive Directors. Appointments will be for a period of up to three years, extendable by no more than two additional three year periods, so long as members continue to be independent. The Audit Committee will meet as necessary and at least three times a year, including prior to the announcement of Group results when the external auditor will be in attendance for those discussions. The Finance Director will normally attend the meetings and the Chairman of the Audit Committee will report to the Board on the Audit Committee's behalf as may be appropriate. While the Audit Committee has authority to investigate any areas of concern as to financial impropriety that arise and to obtain outside legal or other independent professional advice in connection therewith, its principal duties will include the following:

(a) to monitor the integrity of all financial statements made by the Company and any formal announcements relating to the Company's financial performance, reviewing significant financial reporting judgements contained in them;

(b) to review and challenge where necessary accounting policies, methods, standards, presentation and disclosure;

(c) to review the Company's internal controls and, unless expressly addressed by a separate Board risk committee composed of independent Directors, or by the Board itself, to review the Company's internal control and risk management systems;

(d) to monitor and review the effectiveness of the Company's internal audit function and financial controls in the context of the Company's overall risk management system;

(e) to make recommendations to the Board for it to put to the shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor;

(f) to review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements;

(g) to develop and implement policy on the engagement of the external auditor to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external audit firm; and

(h) to report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

13.2 Remuneration Committee

The Remuneration Committee will initially comprise Paul Drechsler as Chairman, Adrian Auer and Paul Heiden.

The Remuneration Committee will consist of not less than three members and the quorum for meetings of the Remuneration Committee will be two members. Each of the members of the Remuneration Committee must be independent non-executive Directors. The Remuneration Committee will meet at such times as may be necessary but will normally meet not less than three times a year. While the Chief Executive is not a member of the Remuneration Committee, he will normally attend the meetings except when the Remuneration Committee is considering matters concerning himself.

The purpose of the Remuneration Committee is to ensure that the Company's executive Directors and senior executives are properly incentivised and fairly rewarded for their individual contributions to the Company's overall performance having due regard to the interests of the shareholders and to the financial and commercial health of the Company.

The principal duties of the Remuneration Committee will include the following:

(a) to make recommendations to the Board as to the framework or broad policy for the remuneration of the Chairman and the executive Directors of the Board and its cost;

(b) to design and oversee all elements of executive Directors' remuneration, including base salary, bonus, long term incentive plans, compensation in the event of early termination and pensions;

(c) to procure such information as it may consider necessary to make comparisons between the remuneration of the Company's executive Directors and that of directors of other companies that it deems to be comparable;

(d) to monitor and be sensitive to pay and employment conditions elsewhere in the Group. Subject to the Remuneration Committee's purpose set out above, the Remuneration Committee shall use these comparisons to judge where to position the Company relative to other companies and the executive Directors relative to other employees;

(e) to ensure that provisions regarding disclosure of remuneration, including pensions, as set out in the Directors' Remuneration Report Regulations 2002 and the Combined Code, are fulfilled and make available the Remuneration Committee's terms of reference; and

(f) to monitor the policies and practices applied in setting the remuneration for senior executives directly below Board level and to make recommendations as appropriate.

13.3 Nomination Committee

The Nomination Committee will initially comprise Jeff Harris as Chairman, Adrian Auer and Paul Drechsler.

The purpose of the Nomination Committee is to consider, and make recommendations to the Board concerning, the composition of the Board including proposed appointees to the Board, whether to fill any vacancies that may arise or to change the number of Board members.

The Nomination Committee will consist of the Chairman and non-executive Directors appointed by the Board. A majority of members of the Nomination Committee will be independent non-executive Directors. The quorum for meetings of the Nomination Committee must be two members. The Chairman of the Nomination Committee will be the Chairman of the Company or an independent non-executive Director, as appointed by the Board, but the Chairman of the Company will not chair the Nomination Committee when it is dealing with the appointment of a successor to the chairmanship of the Company.

The principal duties of the Nomination Committee will include the following:

(a) to regularly review the structure, size and composition (including the skills, knowledge and experience) of the Board and make recommendations to the Board with regard to any changes;

(b) to be responsible for identifying and nominating, for the approval of the Board, appropriate individuals to fill Board vacancies as and when they arise;

(c) to evaluate the balance of skills, knowledge and experience on the Board and, in the light of this evaluation, prepare a description of the role and capabilities required for a particular appointment;

(d) in identifying suitable candidates, where appropriate, to review internal candidates through a process of succession planning and/or (i) use open advertising or the services of external advisers to facilitate the search; (ii) consider candidates from a wide range of backgrounds; and (iii) consider candidates on merit and against objective criteria, taking care that appointees have enough time available to devote to the position;

(e) to review annually the time required from a non-executive Director. Performance evaluation should be used to assess whether the non-executive Director is giving sufficient commitment to the role;

(f) to give full consideration to succession planning in the course of its work, taking into account the challenges and opportunities facing the Company and what skills and expertise are therefore needed on the Board in the future;

(g) to make a statement in the Annual Report about its activities and the process used for appointments and explain if external advice or open advertising has not been used;

(h) to make available its terms of reference; and

(i) to ensure that on appointment to the Board, non-executive Directors receive a formal letter of appointment setting out clearly what is expected of them in terms of commitment, committee service and involvement outside Board meetings.

PART 3

TERMS OF DEMERGER

1. Details of the Demerger

1.1 Demerger Dividend

The Demerger is conditional, inter alia, upon the passing at the EGM of the resolution numbered 1 set out in the EGM Notice (the "Demerger Resolution") and the approval of the payment of the Demerger Dividend by the Bunzl Board. The Demerger will be effective immediately prior to Admission.

The Demerger will be implemented by Bunzl declaring a special dividend on the Bunzl Shares at the EGM (the "Demerger Dividend"). This dividend will be equal to the book value of Bunzl's shareholding in Filtrona International Limited and will be satisfied by the allotment and issue by the Company of Filtrona Shares, credited as fully paid up, to Bunzl Shareholders on the Bunzl Share Register at the Demerger Record Time on the basis of:

one Filtrona Share for each Bunzl Share

held at the Demerger Record Time, save that the number of Filtrona Shares to be allotted and issued to each of David Williams and Paul Hussey will be reduced by the number of Filtrona Shares already held by them so that, upon the Demerger becoming effective, all Bunzl Shareholders (including David Williams and Paul Hussey) will hold one Filtrona Share for each Bunzl Share held at the Demerger Record Time.

In consideration for the issue of Filtrona Shares to Bunzl Shareholders, Bunzl will transfer to the Company the entire issued share capital of Filtrona International Limited. As a result Filtrona International Limited will become a wholly-owned subsidiary of the Company and the Company will in turn be owned by Bunzl Shareholders in the same proportions as they hold their Bunzl Shares at the Demerger Record Time.

The number of Filtrona Shares to be issued on Demerger is not expected to exceed 440 million based on the number of Bunzl Shares in issue on 16 May 2005 (the latest practicable date prior to the publication of this document) plus an estimate of the maximum number of additional Bunzl Shares that may be issued prior to the Demerger Record Time.

1.2 Filtrona Share Consolidation

Upon Admission the share capital of the Company will be consolidated. Consequently Filtrona Shareholders will receive:

one consolidated Filtrona Share for every two non-consolidated Filtrona Shares

issued pursuant to the Demerger Dividend. For any Filtrona Shareholder whose holding of non-consolidated Filtrona Shares of nominal value 62½ pence each is not exactly divisible by two, the resultant number of consolidated Filtrona Shares of nominal value 125 pence each that such Filtrona Shareholder receives will be rounded down to the nearest whole number and a fractional entitlement to a consolidated Filtrona Share will arise.

Individual fractional entitlements to consolidated Filtrona Shares will be aggregated and sold in the open market by JPMorgan Cazenove at the best price reasonably obtainable. The Company will retain the aggregate proceeds of sale of such consolidated Filtrona Shares, unless the aggregate amount to which any shareholder would be entitled, when aggregated with any amounts to which such shareholder is entitled in respect of any fractional entitlements under the Bunzl Share Consolidation (net of any commissions, dealing costs and administrative expenses) is £3 or more, in which case the net proceeds will be paid to each such shareholder proportionately to his entitlement, with cheques for such proceeds (including any such proceeds in respect of the Bunzl Share Consolidation) expected to be despatched to those entitled (at their risk) by 16 June 2005.

The number of Filtrona Shares in issue on Admission, and after the Filtrona Share Consolidation, is not expected to exceed 220,000,000 Filtrona Shares, based on the number of Bunzl Shares in issue on 16 May 2005 (the latest practicable date prior to the publication of this document) plus an estimate of the maximum number of additional Bunzl Shares that may be issued prior to the Demerger Record Time.

The initial Filtrona Shareholders have resolved to effect the Filtrona Share Consolidation upon Admission as described above.

1.3 Reduction of capital

Shortly after Admission and the Filtrona Share Consolidation becoming effective, the capital of Filtrona will, subject to the confirmation of the Court, be reduced by decreasing the nominal value of each Filtrona Share from 125 pence to 25 pence.

David Williams and Paul Hussey, as the initial Filtrona Shareholders, have resolved by a special resolution passed on 13 May 2005 (the "Reduction Resolution") to reduce the share capital of Filtrona as described above. The text of the Reduction Resolution is as follows:

> "THAT subject to and conditional on Admission and the Share Consolidation becoming effective, the nominal value of each Ordinary share be reduced from 125 pence to 25 pence".

The Reduction of Capital will require the confirmation of the Court under section 135 of the Companies Act and, if so confirmed, will create distributable reserves on the balance sheet of Filtrona of approximately £220,000,000. This will provide Filtrona with, among other things, additional capacity for the payment of future dividends.

It is intended that any creditors or contingent creditors of Filtrona at the time the Reduction of Capital becomes effective will give their written consent to the Reduction of Capital and that, accordingly, there will be no requirement to take measures to protect creditors.

The Reduction of Capital is expected to become effective on 9 June 2005.

2. Filtrona Shares

2.1 Listing, settlement and dealings

Application has been made for the admission of the Filtrona Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and dealings for normal settlement in the Filtrona Shares will commence at 8.00 a.m. on 6 June 2005.

The entitlement to receive Filtrona Shares pursuant to the Demerger is not transferable save to satisfy valid market claims.

For a transferee to be a registered holder of Bunzl Shares by the Demerger Record Time, a transfer of Bunzl Shares must be recorded on the Bunzl Share Register by 9.00 p.m. on 3 June 2005.

Bunzl Shareholders on the Bunzl Share Register at the Demerger Record Time will constitute the opening Filtrona Share Register.

2.2 Filtrona Shares in certificated form

Bunzl Shareholders who hold their Bunzl Shares in certificated form at the Demerger Record Time will receive their entitlement to Filtrona Shares in certificated form.

It is expected that definitive certificates in respect of consolidated Filtrona Shares will be posted to entitled holders of Filtrona Shares (who hold their shares in certificated form) at their registered address on the Bunzl Share Register at the Demerger Record Time after the Reduction of Capital becomes effective and, in any event, by no later than 16 June 2005. In the case of joint holders, certificates will be despatched to the person whose name appears first in the Bunzl Share Register. Temporary documents of title will not be issued. Pending despatch of the certificates, transfers will be certified against the Filtrona Share Register by the Registrar. Share certificates will be despatched to Filtrona Shareholders at their own risk.

2.3 Filtrona Shares in uncertificated form

Bunzl Shareholders who hold their Bunzl Shares in uncertificated form at the Demerger Record Time will receive Filtrona Shares in uncertificated form. It is expected that Filtrona Shares will be credited to the CREST account of the Bunzl Shareholder concerned on 6 June 2005.

CREST is a paperless settlement system enabling shares to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The Articles of Association will permit the holding of Filtrona Shares under the CREST system. The Company has applied for its shares to be admitted to CREST with effect from Admission.

The Company reserves the right to issue Filtrona Shares to all entitled Bunzl Shareholders in certificated form if, for any reason, it wishes to do so.

2.4 General

All mandates relating to payment of dividends on Bunzl Shares and all instructions given to Bunzl in relation to notices and other communications in force immediately prior to the Demerger Record Time will be, unless and until revoked or varied, deemed as from Demerger Record Time to be valid and effective mandates or instructions to Filtrona in relation to the corresponding holdings of Filtrona Shares.

3. Overseas shareholders and Bunzl ADR holders

3.1 United States

Bunzl has requested that the staff of the SEC confirm in a no-action letter that, among other things, the staff will not recommend that the SEC take enforcement action upon the distribution of Filtrona Shares to Bunzl Shareholders and holders of Bunzl ADRs without registration under the US Securities Act. Accordingly it is expected that registration under the US Securities Act of the Filtrona Shares to be distributed in the Demerger will not be required and the Filtrona Shares will not be so registered.

Bunzl Shareholders and/or holders of Bunzl ADRs who are citizens or residents of the United States are advised that the Filtrona Shares have not been and will not be registered under the US Exchange Act. Filtrona expects to obtain an exemption from the registration and reporting requirements of Section 12(g) of the US Exchange Act in reliance on Rule 12g3-2(b) thereunder. Pursuant to such exemption, so long as it has more than 300 shareholders resident in the United States, Filtrona will comply with the information supplying requirements of Rule 12g3-2(b), which requires Filtrona to furnish to the SEC information that (i) it has made or is required to make public in the United Kingdom; (ii) it has filed or is required to file with the UKLA and which was made public by the UKLA; or (iii) it has distributed or is required to distribute to its shareholders. Information that is furnished to the SEC by Filtrona may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates.

Shareholders and/or holders of Bunzl ADRs who are affiliates (within the meaning of the US Securities Act) of Bunzl or Filtrona before implementation of the Demerger or are affiliates of Bunzl or Filtrona after implementation of the Demerger will be subject to timing, manner of sale and volume restrictions on the sale of Filtrona Shares received in connection with the Demerger under Rule 145(d) under the US Securities Act.

The primary market for Filtrona Shares is expected to be the London Stock Exchange. Filtrona does not intend to list the Filtrona Shares on a US securities exchange or quote the Filtrona Shares on The National Association of Securities Dealers' Automated Quotation system or on any other inter-dealer quotation system in the United States. Filtrona does not intend to take action to facilitate a market in Filtrona Shares in the United States. Consequently Filtrona believes that it is unlikely that an active trading market in the United States will develop for the Filtrona Shares.

Neither the SEC nor any US federal or state securities commission has registered, approved or disapproved the Filtrona Shares or passed comment or opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

3.2 Bunzl ADR Holders

Bunzl ADR holders are advised that Filtrona does not propose to sponsor an American Depositary Receipt facility for the Filtrona Shares. On the effective date of the Demerger (currently expected to be 6 June 2005) holders of Bunzl ADRs will receive a pro rata distribution of the Filtrona Shares through the Depositary. The Filtrona Shares will be denominated in pounds sterling and will be listed on the London Stock Exchange. The Filtrona Shares will be distributed to registered holders of Bunzl ADRs in certificated form at their respective registered addresses. As it may be possible for any beneficial owner of Bunzl ADRs to hold the Filtrona Shares received in the Demerger, either in certificated form or through CREST, through the bank, broker, dealer, financial institution or other custodian or nominee through which such beneficial owner currently holds his Bunzl ADRs, each such beneficial owner of Bunzl ADRs is strongly recommended to seek advice from that entity regarding the Demerger. In addition beneficial owners of Bunzl ADRs holding through a bank, broker, dealer, financial institution or other custodian or nominee which in turn holds the Bunzl ADRs through the Depository Trust Company should contact such

bank, broker, dealer, financial institution or other custodian or nominee to coordinate the delivery of the Filtrona Shares to be distributed to such beneficial owners in the Demerger.

The Depositary shall pay the net cash proceeds payable with respect to any Bunzl ADR holder's fractional entitlements to consolidated Filtrona Shares as described in paragraph 1.2 of Part 3 of this document (at such holder's risk) in US dollars promptly after receipt from the selling agent.

3.2 Other jurisdictions

Any person outside the UK who is resident in or who has a registered address in, or is a citizen of, an overseas territory and who is to receive Filtrona Shares pursuant to the Demerger should consult his professional advisers and satisfy himself as to the full observance of the laws of the relevant territory in connection therewith, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory.

The implications of the Demerger for overseas shareholders may be affected by the laws of their respective jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements.

In any case where the Company is advised that the allotment and issue of Filtrona Shares to a holder of Bunzl Shares with a registered address outside the UK would or may infringe the laws of any jurisdiction outside the UK, or necessitate compliance with any special requirement, the Directors may determine that such Filtrona Shares shall be issued to such overseas shareholder, and the overseas shareholder's entitlement to Filtrona Shares pursuant to the Demerger shall then be sold on behalf of such overseas shareholder as soon as reasonably practicable thereafter at the best price which can reasonably be obtained at the time of sale, with the proceeds of such sale, net of sale and currency conversion expenses, being remitted to the overseas shareholder.

This document has been prepared for the purposes of complying with English law and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any jurisdiction outside the United Kingdom.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY, NOR SHALL THERE BE ANY SALE, ISSUE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS DOCUMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Overseas shareholders, including citizens or residents of the United States, should consult their own legal and tax advisers with respect to the legal and tax consequences of the Demerger in their particular circumstances.

4. Continuing arrangements between Bunzl and Filtrona

Following the Demerger, Bunzl and the Company will each operate as separate publicly listed companies and neither Bunzl nor the Company will retain any shareholding in the other, although Bunzl's employee benefit trust will acquire Filtrona Shares on Demerger by virtue of its holding of Bunzl Shares. Implementation of the Demerger and the relationship between Bunzl and the Company after Demerger is regulated by the Demerger Agreement and the Transitional Services Agreement, each entered into on 16 May 2005. For a description of the Demerger Agreement and of the Transitional Services Agreement see under "Material contracts" in paragraph 19 of Part 8 of this document.

Any business arrangement between any member of the Bunzl Group and any member of the Filtrona Group after the Demerger will be entered into at arms' length and on normal commercial terms.

PART 4

ACCOUNTANTS' REPORT ON FILTRONA PLC

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB
United Kingdom

The Directors
Filtrona plc
201–249 Avebury Boulevard
Milton Keynes
MK9 1AU

JPMorgan Cazenove Limited
20 Moorgate
London
EC2R 6DA

17 May 2005

Dear Sirs

Filtrona plc Special Purpose Financial Information for the period from incorporation on 5 May 2005 to 10 May 2005

We report on the special purpose financial information set out below for the period from incorporation on 5 May 2005 to 10 May 2005 (the "special purpose financial information").

Basis of preparation

The special purpose financial information has been prepared on the basis described in Note 1 and is based on special purpose financial statements drawn up by the Directors of Filtrona plc (the "underlying financial statements") to which no adjustments to recognition or measurement were considered necessary.

Responsibility

The Directors of Filtrona plc are responsible for the preparation of the underlying financial statements.

The Directors of Filtrona plc are responsible for the Listing Particulars dated 17 May 2005 in which this report is included.

It is our responsibility to compile the special purpose financial information set out in our report from the underlying financial statements, to form an opinion on the special purpose financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the special purpose financial information. It also included an assessment of the accounting principles used and significant estimates and judgments made by those responsible for the preparation of the underlying financial statements and whether the policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary to give reasonable assurance that the special purpose financial statements are free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the special purpose financial statements give, for the purposes of the listing particulars dated 17 May 2005, a true and fair view of the state of affairs of Filtrona plc as at 10 May 2005 in accordance with the basis set out in Note 1.

Income statement
for the period to 10 May 2005

For the period from incorporation on 5 May 2005 to 10 May 2005 Filtrona plc did not trade. The profit attributable to the equity holders of Filtrona plc for the period is £nil.

Balance sheet
at 10 May 2005

	Note	2005
		£
Current assets		
Cash and cash equivalents		**100,250**
Total assets		**100,250**
Equity		
Called up share capital	2	—
Capital contribution reserve		**50,250**
Retained earnings		—
Total equity attributable to Filtrona plc's equity holders		**50,250**
Current liabilities		
Financial liabilities	3	**50,000**
Total liabilities		**50,000**
Total equity and liabilities		**100,250**

Cash flow statement
for the period to 10 May 2005

	2005
	£
Financing activities	
Issue of ordinary share capital	—
Issue of redeemable preference shares	**50,000**
Receipt of capital contribution	**50,250**
Net cash inflow from financing activities and increase in cash and cash equivalents in the period	**100,250**
Cash and cash equivalents as at 5 May 2005	—
Cash and cash equivalents as at 10 May 2005	**100,250**

Statement of changes in total equity attributable to Filtrona plc's equity holders
for the period ended 10 May 2005

	Called up share capital	Capital contribution reserve	Retained earnings	Total
	£	£	£	£
Balance at 5 May 2005	—	—	—	—
Issue of ordinary share capital	—	—	—	—
Contribution to capital	—	50,250	—	**50,250**
Balance at 10 May 2005	—	**50,250**	—	**50,250**

The receipt of cash totalling £50,250 represents a contribution from Bunzl plc. This capital contribution is unconditional and therefore the amount standing in the capital contribution reserve is distributable.

1. Notes

Filtrona plc was incorporated on 5 May 2005. Filtrona plc has not yet commenced business, no audited financial statements have been made up and no dividends have been declared or paid since the date of incorporation.

Accounting policies

Statement of compliance

The special purpose financial statements have been prepared in accordance with accounting standards endorsed for use by entities required to comply with Regulation EC1606/2002 ("accounting standards adopted for use in the European Union"). These are Filtrona plc's first financial statements and IFRS 1 has been applied.

Basis of preparation

The special purpose financial statements are presented in sterling and prepared on a historical cost basis.

The preparation of these special purpose financial statements in conformity with accounting standards adopted for use in the European Union requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Cash and cash equivalents

Cash and cash equivalents, for the purposes of the cash flow statement, comprises cash in hand and deposits repayable on demand.

Financial instruments

Financial instruments are classified as financial liabilities where they contain a contractual obligation to deliver cash or another financial asset to another company.

2. Share capital

	2005
	£
Authorised	
Equity: 699,600,000 ordinary shares of 12½ pence each	87,450,000
Allotted, called up and fully paid	
Equity: two ordinary shares of 12½ pence each	—

Each ordinary share entitles the holder of the share to one vote at a general meeting of Filtrona plc's members. Filtrona plc's ordinary shares are held by D M Williams and P N Hussey, both shareholders of Bunzl plc.

In addition, Filtrona plc has also issued redeemable preference shares (see note 3).

3. Financial liabilities

	2005
	£
Redeemable preference shares	50,000

Filtrona plc is authorised to issue 50,000 redeemable shares of £1 each. On 6 May 2005 Filtrona plc issued 50,000 redeemable preference shares with a nominal value of £1 each to Bunzl plc.

The preference shares carry no right to income by way of a dividend out of the profits of Filtrona plc. On a return of capital, whether or not on a winding up, other than redemption or purchase by Filtrona plc of any of its share capital, the holders of the redeemable preference shares are entitled to receive in sterling the nominal value of the preference shares out of the assets of Filtrona plc available for distribution in priority to the holders of any other class of shares in Filtrona plc.

Filtrona plc is entitled to redeem the preference shares at any time, and is obliged to redeem the preference shares on or before 28 June 2005. The amount payable on redemption of the preference shares is the nominal value of each redeemable preference share.

The preference shares have no voting rights.

4. Post balance sheet events

Subsequent to the balance sheet date of 10 May 2005, the 50,000 redeemable preference shares of £1 each were redeemed for cash at par from existing resources on 11 May 2005. On that same day, D M Williams and P N Hussey were each issued four ordinary shares of 12½ pence each.

On 13 May 2005 the 50,000 unissued redeemable preference shares of £1 each were redesignated as 80,000 ordinary shares of 62½ pence each. In addition, the 699,599,990 unissued ordinary shares of 12½ pence each were redesignated as 139,919,998 ordinary shares of 62½ pence each. The issued share capital of 10 ordinary shares of 12½ pence each was consolidated on the basis of five issued shares into one ordinary share of 62½ pence each. On that same day the authorised share capital of Filtrona plc was increased from £87,500,000 to £625,000,000 by the creation of an additional 860,000,000 ordinary shares of nominal value 62½ pence each.

An agreement was entered into on 16 May 2005 between Filtrona plc and Bunzl plc to effect the Demerger of the Filtrona Business and to govern the relationship between the Bunzl Group and the Filtrona Group following Demerger.

5. Ultimate parent company

The Directors consider the ultimate parent company to be Bunzl plc. A copy of the group accounts of Bunzl plc may be obtained from its registered office, 110 Park Street, London W1K 6NX.

Yours faithfully

KPMG Audit Plc

File No: 82-34882

PART 5

ACCOUNTANTS' REPORT ON THE FILTRONA GROUP THREE YEARS' UK GAAP

KPMG

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB
United Kingdom

The Directors
Filtrona plc
201–249 Avebury Boulevard
Milton Keynes
MK9 1AU

JPMorgan Cazenove Limited
20 Moorgate
London
EC2R 6DA

17 May 2005

Dear Sirs

The Filtrona Group

We report on the financial information set out below. This financial information has been prepared for inclusion in the listing particulars dated 17 May 2005 (the "Listing Particulars") of Filtrona plc.

The entities which, following the proposed demerger described in the Listing Particulars (the "Demerger"), will be owned by Filtrona plc are collectively referred to throughout this report as the "Filtrona Group", "Filtrona" or the "Group".

The Filtrona Group did not constitute a statutory sub-group within the Bunzl Group of companies (the "Bunzl Group") during the period under review. For this reason, no consolidated statutory accounts for the Filtrona Group have previously been prepared.

For the purposes of the Demerger, the Directors of Filtrona plc have prepared special purpose accounts containing combined financial information for the Filtrona Group for the three years ended 31 December 2004. These special purpose accounts are based on financial returns for this period, prepared for consolidation purposes within the Bunzl Group by the companies in the Filtrona Group, and have been prepared on the basis set out in Section I to the financial information below.

Basis of preparation

The combined financial information set out below is based on audited special purpose combined financial statements for the three years ended 31 December 2004, prepared by the Filtrona Group for the purpose of supporting the Demerger of the Filtrona Group from Bunzl. The special purpose combined financial statements were prepared under UK GAAP and the accounting policies of Bunzl plc ("Bunzl").

Responsibility

The special purpose combined financial statements of the Filtrona Group are the responsibility of the Directors of Filtrona plc who approved their issue.

The Directors of Filtrona plc are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the combined financial information set out in our report from the financial returns, to form an opinion on the combined financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by KPMG Audit Plc relating to the audit of the consolidated financial statements of Bunzl and of the audited financial returns of the Filtrona Group. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the consolidated financial statements of Bunzl and the non-statutory accounts of the Filtrona Group, and whether the accounting policies are appropriate to the entity's circumstances of the Filtrona Group, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the combined financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the combined financial information gives, for the purposes of the Listing Particulars, a true and fair view of the combined state of affairs of the Filtrona Group as at the dates stated and of its combined results, total recognised gains and losses and combined cash flows for the years then ended.

Combined profit and loss accounts
for the year ended 31 December

	Notes	2004 £m	2003 £m	2002 £m
Sales				
Existing businesses		**470.4**	448.8	442.2
Acquisitions		**7.1**	3.8	0.2
Total sales	1	**477.5**	452.6	442.4
Operating profit				
Existing businesses		**49.4**	47.7	45.0
Acquisitions		**1.8**	0.2	—
Profit on ordinary activities before interest	1,2	**51.2**	47.9	45.0
Net interest payable	3	**(1.8)**	(2.2)	(3.8)
Profit on ordinary activities before taxation		**49.4**	45.7	41.2
Profit before taxation and goodwill amortisation		**52.4**	48.9	44.2
Taxation on profit on ordinary activities	4	**(15.4)**	(13.8)	(15.0)
Profit on ordinary activities after taxation		**34.0**	31.9	26.2
Profit attributable to minorities		**(1.2)**	(1.0)	(0.5)
Profit for the financial year	15	**32.8**	30.9	25.7
Basic earnings per share	5	**14.9p**	14.0p	11.7p
Adjusted earnings per share	5	**16.3p**	15.5p	13.0p

Sales and operating profit are from continuing operations.

File No: 82-34882

Combined balance sheets
as at 31 December

	Notes	2004	2003	2002
		£m	£m	£m
Fixed assets				
Intangible assets–goodwill	6	**51.8**	37.1	38.8
Tangible fixed assets	7	**152.5**	143.2	144.4
		204.3	180.3	183.2
Current assets				
Stocks	8	**53.3**	47.4	46.0
Debtors	9	**78.5**	68.8	69.9
Investments	10	**6.4**	6.8	4.6
Cash at bank and in hand	22	**24.9**	18.2	20.9
		163.1	141.2	141.4
Current liabilities				
Creditors: amounts falling due within one year	11	**(82.8)**	(76.7)	(67.9)
Net current assets		**80.3**	64.5	73.5
Total assets less current liabilities		**284.6**	244.8	256.7
Creditors: amounts falling due after more than one year	12	**(151.7)**	(120.2)	(154.9)
Provisions for liabilities and charges	14	**(17.4)**	(16.6)	(16.8)
Net assets excluding pension liabilities		**115.5**	108.0	85.0
Pension liabilities	18	**(19.6)**	(17.5)	(19.8)
Net assets including pension liabilities		**95.9**	90.5	65.2
Reserves				
Revaluation reserve	15	**—**	1.3	1.5
Bunzl investment in Filtrona	15	**92.2**	86.4	61.4
		92.2	87.7	62.9
Minority equity interests		**3.7**	2.8	2.3
		95.9	90.5	65.2

Combined cash flow statements
for the year ended 31 December

	Notes	2004	2003	2002
		£m	£m	£m
Net cash inflow from operating activities	21	**64.1**	68.7	56.0
Returns on investments and servicing of finance				
Interest received		**0.8**	1.7	0.7
Interest paid		**(2.8)**	(3.7)	(5.1)
Other		**(0.9)**	(2.1)	0.2
Net cash outflow for returns on investments and servicing of finance		**(2.9)**	(4.1)	(4.2)
Tax paid		**(13.2)**	(4.5)	(11.2)
Capital expenditure				
Purchase of tangible fixed assets		**(34.8)**	(25.5)	(19.9)
Disposal of tangible fixed assets		**1.4**	1.2	0.3
Net cash outflow for capital expenditure		**(33.4)**	(24.3)	(19.6)
Acquisition of businesses	23	**(22.5)**	(5.7)	(2.8)
Dividends paid to group companies		**(22.6)**	(5.2)	(7.3)
Net cash (outflow)/inflow before use of liquid resources and financing		**(30.5)**	24.9	10.9
Net cash inflow/(outflow) from management of liquid resources		**0.9**	(1.3)	(1.7)
Financing				
Increase/(decrease) in short term loans		**0.2**	0.8	(0.2)
Decrease in long term loans		**(0.1)**	(0.1)	(0.1)
Increase/(decrease) in parent company financing		**37.2**	(24.9)	(7.8)
Net cash inflow/(outflow) from financing		**37.3**	(24.2)	(8.1)
Increase/(decrease) in cash in the financial year		**7.7**	(0.6)	1.1
Reconciliation of net cash flow to movement in net debt				
Increase/(decrease) in cash in the financial year		**7.7**	(0.6)	1.1
(Increase)/decrease in debt due within one year		**(0.2)**	(0.8)	0.2
Decrease in debt due after one year		**0.1**	0.1	0.1
(Increase)/decrease in parent company financing		**(37.2)**	24.9	7.8
(Decrease)/increase in current asset investments		**(0.9)**	1.3	1.7
Exchange		**6.4**	9.7	8.6
Movement in net debt in the year		**(24.1)**	34.6	19.5
Opening net debt		**(95.9)**	(130.5)	(150.0)
Closing net debt	22	**(120.0)**	(95.9)	(130.5)

Combined statement of total recognised gains and losses
for the year ended 31 December

	2004	2003	2002
	£m	£m	£m
Profit for the financial year	**32.8**	30.9	25.7
Actuarial (loss)/gain on pension schemes	**(4.5)**	2.0	(28.8)
Deferred taxation on actuarial loss/(gain) on pension schemes	**1.3**	(0.7)	9.0
Dividends paid to group companies	**(22.6)**	(5.2)	(7.3)
Revaluation reserve movement	**(1.3)**	—	—
Currency translation differences on foreign currency net investments	**(1.2)**	(2.2)	(10.9)
Total recognised gains and losses for the year	**4.5**	24.8	(12.3)

Combined reconciliation of movements in reserves
for the year ended 31 December

	2004	2003	2002
	£m	£m	£m
Opening reserves	**87.7**	62.9	75.2
Profit for the financial year	**32.8**	30.9	25.7
Actuarial (loss)/gain net of deferred taxation on pension schemes	**(3.2)**	1.3	(19.8)
Dividends paid to group companies	**(22.6)**	(5.2)	(7.3)
Revaluation reserve movement	**(1.3)**	—	—
Currency translation	**(1.2)**	(2.2)	(10.9)
Closing reserves	**92.2**	87.7	62.9

I Basis of preparation

Filtrona did not form a separate legal entity under Bunzl plc ("Bunzl") during the period under review. Historically no combined financial statements for Filtrona have been prepared. The financial information is based on audited special purpose combined financial statements for the three years ended 31 December 2004 prepared by Filtrona management for the purposes of supporting the Demerger of Filtrona from Bunzl. The special purpose combined financial statements were prepared under UK accounting standards and the accounting policies of Bunzl.

The special purpose combined financial statements were based on the aggregation of underlying financial returns prepared by Filtrona management for the preparation of Bunzl year end statutory accounts. Appropriate adjustments have been applied to reflect Filtrona's share of certain costs incurred and certain assets and liabilities held centrally by Bunzl including support services, interest charges, taxation, debt and pensions as set out below.

The principles set out below have been applied in preparing the special purpose combined financial statements and financial information.

a. *Intercompany transactions*

All transactions and balances between entities within Filtrona and other Bunzl companies have been eliminated to the extent possible with the remaining balance treated as equity withdrawn in each year. The transactions between Filtrona and Bunzl principally involve corporate services performed on Filtrona's behalf involving tax, funding and other professional services. There are few trading transactions between Filtrona and other Bunzl companies.

b. *Debt and interest charges*

Bunzl operates a centralised treasury function to control external borrowings. Filtrona's allocation of these external borrowings is described as "parent company finance" within creditors falling due after more than one year and reflects the underlying cash generation and investing activity of Filtrona during the period. This allocation also reflects the basis on which debt is to be transferred from Bunzl to Filtrona on Demerger.

Interest on the allocated debt has been calculated at an interest rate reflecting the effective interest charge that Bunzl incurred during each of the three years.

Cash holdings/borrowings held directly by Filtrona with external providers reflect the actual interest receipts/charges that were incurred by Filtrona during the period.

The allocated debt and associated interest charges may not be representative of the position if Filtrona had operated as a stand alone entity.

c. *Taxation*

The taxation charge included in the combined financial information reflects the aggregate tax charges actually incurred by those companies making up Filtrona. These tax charges reflect benefits, reliefs or charges which arose as a result of membership of a Bunzl tax group. Also, tax liabilities which may arise from the separation of Filtrona from Bunzl tax groups have not been reflected in these special purpose combined financial statements. It is therefore not necessarily representative of the tax position of Filtrona under separate ownership.

d. *Pensions*

Bunzl operates defined benefit and defined contribution pension schemes in which many of Filtrona's employees participate. Historically contributions to the defined benefit schemes were accounted for in the financial statements of the individual entities of Filtrona on a defined contribution basis. For the purposes of the special purpose combined financial statements the significant pension schemes in Europe and the US have been accounted for on a defined benefit basis. This treatment has been adopted as the benefits and obligations of these schemes will be transferred to Filtrona on Demerger and it therefore more appropriately reflects the position of Filtrona had it comprised a separate group throughout this period. The assets and liabilities of the defined benefit schemes have been projected from the most recent actuarial valuations. These projections take account of the investment returns achieved by the schemes and the level of contributions. Scheme liabilities have been allocated between Filtrona and Bunzl on the basis

of employment. Scheme assets have been allocated in the same proportion as the liabilities, but this does not necessarily reflect the actual split that the scheme trustees would sanction.

A full actuarial valuation has not been performed for the preparation of these special purpose combined financial statements.

e. *Other support services*

Filtrona's share of central costs for the provision of support in areas such as accounting, legal and insurance, has been apportioned on the basis of estimates of Filtrona's share of existing costs incurred at Bunzl, and the estimated cost of providing the same level of support services independently by Filtrona. Such charges may not be representative of the amounts that may be incurred in the future, or may have been incurred if Filtrona had been operating as a stand alone entity.

II Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the special purpose combined financial statements.

Basis of preparation

The special purpose combined financial statements have been prepared under the historical cost convention as modified by the revaluation of certain fixed assets and certain forward foreign exchange contracts and have been prepared in accordance with the Companies Act 1985 and applicable UK accounting standards. The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the special purpose combined financial statements.

Basis of consolidation

The special purpose combined financial statements incorporate the assets and liabilities of Filtrona at the balance sheet dates and their results for the years in which they were part of Filtrona. The acquisition method of accounting has been adopted.

Sales

Sales are net sales invoiced to third parties for services provided and goods sold, excluding intercompany transactions and sales taxes. Income from the sale of goods and services is recognised when delivery has occurred and where the price is fixed or determinable and reflects the commercial substance of the transaction.

Stocks

Stocks are valued at the lower of cost (on a first in first out basis) and net realisable value. For work-in-progress and finished goods, cost includes an appropriate proportion of labour and overheads.

Tangible fixed assets

Until 31 December 1999 land and buildings were revalued periodically. As permitted under FRS 15, the valuations of land and buildings have not been and will not be updated. All other assets are included at historical cost, less accumulated depreciation. The profit or loss on sale of tangible fixed assets is calculated by reference to the carrying values of the assets. The carrying values of tangible fixed assets are periodically reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable.

Depreciation

Tangible fixed assets are depreciated over their estimated remaining useful lives at the following annual rates applied to book value less estimated residual value:

Buildings	2% or life of lease if shorter
Plant and machinery	10 – 20%
Fixtures, fittings and equipment	10 – 33%
Freehold land	Not depreciated

Leases

Where Filtrona has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. Future instalments payable under finance leases, net of finance charges, are included in creditors with the corresponding asset value treated as a tangible fixed asset. All other leases are treated as operating leases and the rentals are charged to the profit and loss account on a straight line basis.

Goodwill

Goodwill arising on acquisitions made after 31 December 1997 is capitalised and is amortised on a straight line basis through the profit and loss account over its estimated useful life, a period of up to 20 years. Goodwill arising on acquisitions made prior to 1 January 1998 remains eliminated against reserves.

Foreign currencies

The results of overseas subsidiary undertakings have been translated into sterling at average exchange rates. Assets and liabilities denominated in foreign currencies have been translated at year end exchange rates, except where a forward exchange contract has been arranged when the contracted rate is used.

Exchange differences on the retranslation of opening net worth in overseas subsidiary undertakings, net of related foreign currency borrowings and foreign currency hedging contracts together with differences arising from the use of average and year end exchange rates, have been taken to reserves. Other exchange differences are taken to the profit and loss account.

Forward foreign exchange contracts hedging transaction exposures are revalued at year end exchange rates with net unrealised gains and losses being taken to the profit and loss reserve.

Deferred taxation

Filtrona provides for deferred taxation assets and liabilities arising from certain timing differences between the recognition of gains and losses in the special purpose combined financial statements and their recognition for tax purposes. Deferred taxation assets are only recognised where it is more likely than not that they will be recovered except as otherwise required by FRS 19.

Pension benefits

In accordance with FRS 17, for defined contribution schemes, contributions are charged to the profit and loss account in the period in which they arise.

For defined benefit schemes the amounts charged to operating profit are the current service cost, past service cost and gains and losses on settlements and curtailments. An amount which represents the expected increase in the present value of scheme liabilities net of the expected return on scheme assets is included within net interest payable.

Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses. These consist of differences between actual and expected returns on scheme assets during the year, experience gains and losses on scheme liabilities and the impact of any changes in assumptions. Pension liabilities are recognised on the balance sheet and represent the difference between the market value of scheme assets and the present value of scheme liabilities at the balance sheet date, net of deferred taxation. Scheme liabilities are determined on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on AA rated corporate bonds.

Notes to the financial statements

1. Segmental analysis

	Sales			Operating profit			Net operating assets		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Plastic Technologies	**241.5**	224.1	224.1	**33.8**	28.6	28.2	**125.1**	115.1	115.8
Fibre Technologies	**236.0**	228.5	218.3	**27.8**	31.1	29.2	**92.0**	85.9	86.1
Corporate				**(7.4)**	(8.6)	(9.4)	**(7.7)**	(7.4)	(4.9)
Goodwill*				**(3.0)**	(3.2)	(3.0)	**51.8**	37.1	38.8
	477.5	452.6	442.4	**51.2**	47.9	45.0	**261.2**	230.7	235.8
Geographical origin									
Europe	**203.2**	183.7	171.0	**23.2**	21.8	20.8	**85.2**	84.2	78.3
North America	**187.8**	193.2	202.1	**22.6**	24.3	24.4	**86.2**	84.1	93.2
Rest of the world	**86.5**	75.7	69.3	**15.8**	13.6	12.2	**45.7**	32.7	30.4
Corporate				**(7.4)**	(8.6)	(9.4)	**(7.7)**	(7.4)	(4.9)
Goodwill**				**(3.0)**	(3.2)	(3.0)	**51.8**	37.1	38.8
	477.5	452.6	442.4	**51.2**	47.9	45.0	**261.2**	230.7	235.8
Geographical market supplied									
Europe	**191.5**	164.6	159.9						
North America	**178.5**	179.3	196.0						
Rest of the world	**107.5**	108.7	86.5						
	477.5	452.6	442.4						

Reconciliation to combined balance sheet

	2004	2003	2002
	£m	£m	£m
Net operating assets	**261.2**	230.7	235.8
Interest bearing cash, debt and investments	**(122.8)**	(100.6)	(136.7)
Corporate taxes (Notes 9 and 11)	**(10.8)**	(9.0)	(0.6)
Provisions for deferred taxation and discontinued operations (Note 14)	**(12.1)**	(13.1)	(13.5)
Pension liabilities (Note 18)	**(19.6)**	(17.5)	(19.8)
Total net assets including pension liabilities	**95.9**	90.5	65.2

* Goodwill amortisation comprised Plastic Technologies £2.8m (2003: £2.3m, 2002: £2.2m) and Fibre Technologies £0.2m (2003: £0.9m, 2002: £0.8m). Unamortised goodwill at 31 December 2004 comprised Plastic Technologies £46.3m (2003: £34.2m, 2002: £38.1m) and Fibre Technologies £5.5m (2003: £2.9m, 2002: £0.7m).

** By geographical origin goodwill amortisation comprised Europe £1.9m (2003: £1.7m, 2002: £1.2m), North America £1.1m (2003: £1.5m, 2002: £1.8m) and rest of the world £nil (2003: £nil, 2002: £nil). Unamortised goodwill at 31 December 2004 comprised Europe £33.1m (2003: £16.3m, 2002: £14.1m), North America £18.3m (2003: £20.8m, 2002: £24.7m) and rest of the world £0.4m (2003: £nil, 2002: £nil).

2. Net operating charges

	Existing businesses 2004	Acquisitions 2004	Total 2004
	£m	£m	£m
Changes in stock of finished goods and work-in-progress	**0.3**	**0.1**	**0.4**
Raw materials and consumables	**208.0**	**0.9**	**208.9**
Employee costs (Note 19)	**116.8**	**1.7**	**118.5**
Depreciation and other amounts written off tangible and intangible fixed assets	**22.2**	**0.9**	**23.1**
Other operating charges	**73.7**	**1.7**	**75.4**
Net operating charges	**421.0**	**5.3**	**426.3**
Profit on ordinary activities is stated after charging:			
Auditors' remuneration:			
Audit – statutory reporting	**0.6**	—	**0.6**
Further assurance services	**0.2**	—	**0.2**
Tax services	**0.3**	—	**0.3**
Depreciation and other amounts written off tangible and Intangible fixed assets:			
Owned and leased	**19.8**	**0.3**	**20.1**
Amortisation of goodwill	**2.4**	**0.6**	**3.0**
Hire of plant and machinery – rentals payable under operating leases	**0.9**	—	**0.9**

	Existing businesses 2003	Acquisitions 2003	Total 2003
	£m	£m	£m
Changes in stock of finished goods and work-in-progress	0.8	(0.1)	0.7
Raw materials and consumables	193.6	1.7	195.3
Employee costs (Note 19)	110.9	1.3	112.2
Depreciation and other amounts written off tangible and intangible fixed assets	23.3	0.1	23.4
Other operating charges	72.5	0.6	73.1
Net operating charges	401.1	3.6	404.7
Profit on ordinary activities is stated after charging:			
Auditors' remuneration:			
Audit – statutory reporting	0.6	—	0.6
Further assurance services	0.1	—	0.1
Tax services	0.2	—	0.2
Depreciation and other amounts written off tangible and intangible fixed assets:			
Owned and leased	20.1	0.1	20.2
Amortisation of goodwill	3.2	—	3.2
Hire of plant and machinery – rentals payable under operating leases	0.7	—	0.7

	Existing businesses 2002	Acquisitions 2002	Total 2002
	£m	£m	£m
Changes in stock of finished goods and work-in-progress	0.4	—	0.4
Raw materials and consumables	190.5	0.1	190.6
Employee costs (Note 19)	114.0	0.1	114.1
Depreciation and other amounts written off tangible and intangible fixed assets	23.1	—	23.1
Other operating charges	69.2	—	69.2
Net operating charges	397.2	0.2	397.4
Profit on ordinary activities is stated after charging:			
Auditors' remuneration:			
Audit–statutory reporting	0.5	—	0.5
Tax services	0.3	—	0.3
Depreciation and other amounts written off tangible and intangible fixed assets:			
Owned and leased	20.1	—	20.1
Amortisation of goodwill	3.0	—	3.0
Hire of plant and machinery – rentals payable under operating leases	1.1	—	1.1

3. Net interest payable

	2004	2003	2002
	£m	£m	£m
Interest receivable			
Bank deposits	**0.8**	1.1	0.8
Other interest receivable	**0.1**	0.6	0.1
	0.9	1.7	0.9
Interest payable			
Bank loans and overdrafts	**—**	(0.1)	(0.1)
Parent company financing	**(2.8)**	(3.0)	(5.3)
Other loans	**—**	(0.1)	—
	(2.8)	(3.2)	(5.4)
Other finance costs			
Expected return on pension scheme assets	**7.2**	5.7	7.1
Interest on pension scheme liabilities	**(7.1)**	(6.4)	(6.4)
	0.1	(0.7)	0.7
Total net interest payable	**(1.8)**	(2.2)	(3.8)

4. Taxation on profit on ordinary activities

	2004	2003	2002
	£m	£m	£m
UK corporation tax			
Current year	**4.6**	3.6	3.1
Prior years	**(1.2)**	(2.1)	0.7
Double tax relief	**(0.6)**	(0.8)	(3.5)
Total UK corporation tax at 30% (2003: 30%, 2002: 30%)	**2.8**	0.7	0.3
Overseas taxes			
Current year	**14.2**	13.3	11.3
Prior years	**(1.7)**	(0.6)	0.4
Total overseas taxes	**12.5**	12.7	11.7
Deferred taxation transfers			
origination and reversal of timing differences	**(1.2)**	1.4	(5.9)
Total taxation for year	**14.1**	14.8	6.1
Credited/(debited) to other reserves			
Current taxation	**0.6**	(0.1)	2.2
Deferred taxation	**0.7**	(0.9)	6.7
Taxation on profit on ordinary activities	**15.4**	13.8	15.0

Factors affecting taxation charge for the year

The taxation assessed for the year is different from the standard rate of corporation tax in the UK of 30.0% (2003: 30%, 2002: 30%).

The differences are as follows:

	2004	2003	2002
	£m	£m	£m
Profit on ordinary activities before taxation	**49.4**	45.7	41.2
Taxation charge at UK corporation tax rate of 30% (2003: 30%, 2002: 30%)	**14.8**	13.7	12.4
Effects of:			
Permanent differences (primarily goodwill amortisation)	**0.9**	(0.3)	0.2
Capital allowances for period in excess of depreciation	**(0.5)**	(1.2)	(1.0)
Other timing differences	**(0.7)**	(0.4)	(0.7)
Unrelieved tax losses	**0.5**	0.1	0.1
Higher tax rates on overseas earnings	**2.4**	3.5	2.8
Adjustment to taxation charge in respect of previous periods	**(2.9)**	(2.7)	1.0
Other items	**1.4**	0.6	(0.6)
Current taxation charge for the year	**15.9**	13.3	14.2

Factors affecting future taxation charge

The taxation charge for the year is not indicative of the future as the capital structure of Filtrona after Demerger is likely to be different from the historic capital structure. The future effective tax rate is likely to be higher and equate more closely to the statutory tax rates of the countries in which Filtrona's principal operations are located.

5. Earnings per share

	2004	2003	2002
	£m	£m	£m
Profit for the financial year	**32.8**	30.9	25.7
Adjustment*	**3.0**	3.2	3.0
Adjusted profit for the financial year	**35.8**	34.1	28.7
Ordinary shares in issue (million)	**220.0**	220.0	220.0
Basic earnings per share	**14.9p**	14.0p	11.7p
Adjustment*	**1.4p**	1.5p	1.3p
Adjusted earnings per share	**16.3p**	15.5p	13.0p

Basic and adjusted earnings per share is calculated by dividing the profit for the financial year by 220.0m Filtrona shares, which is the number expected to be in issue at Demerger.

Adjusted earnings per share is provided to reflect the underlying earnings performance of Filtrona.

* The adjustment relates to goodwill amortisation.

6. Intangible assets – goodwill

	2004	2003	2002
	£m	£m	£m
Cost			
Beginning of year	**48.2**	47.1	47.3
Additions	**17.7**	3.1	2.3
Currency translation	**(0.4)**	(2.0)	(2.5)
End of year	**65.5**	48.2	47.1
Amortisation			
Beginning of year	**11.1**	8.3	5.5
Charge in year	**3.0**	3.2	3.0
Currency translation	**(0.4)**	(0.4)	(0.2)
End of year	**13.7**	11.1	8.3
Net book value at end of year	**51.8**	37.1	38.8
Net book value at beginning of year	**37.1**	38.8	41.8

7. Tangible fixed assets

	Land and buildings	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m
Cost or valuation				
Beginning of year	43.5	214.4	37.4	295.3
Acquisitions	0.7	3.0	0.2	3.9
Additions	2.7	24.0	8.1	34.8
Disposals	(1.2)	(7.6)	(2.1)	(10.9)
Revaluation	(1.3)	—	—	(1.3)
Currency translation	(1.8)	(7.0)	(2.3)	(11.1)
End of year	42.6	226.8	41.3	310.7
Depreciation				
Beginning of year	8.7	120.6	22.8	152.1
Charge in year	1.4	15.6	3.1	20.1
Disposals	(0.2)	(7.2)	(2.0)	(9.4)
Currency translation	(0.4)	(3.4)	(0.8)	(4.6)
End of year	9.5	125.6	23.1	158.2
Net book value at 31 December 2004	**33.1**	**101.2**	**18.2**	**152.5**
Net book value at 31 December 2003	34.8	93.8	14.6	143.2

	Land	Freehold buildings	Long leasehold	Short leasehold	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m	£m	£m	£m
The net book value of tangible fixed assets at 31 December 2004 comprised:							
At cost	1.8	27.5	1.5	1.1	226.8	41.3	300.0
At valuation	5.3	3.6	1.8	—	—	—	10.7
Cost or valuation	7.1	31.1	3.3	1.1	226.8	41.3	310.7
Depreciation		(7.4)	(1.3)	(0.8)	(125.6)	(23.1)	(158.2)
Net book value at 31 December 2004	**7.1**	**23.7**	**2.0**	**0.3**	**101.2**	**18.2**	**152.5**
Net book value at 31 December 2003	8.6	23.7	2.0	0.5	93.8	14.6	143.2

	Land and buildings	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m
The historical cost and the related depreciation of the tangible fixed assets are:				
Historical cost	42.6	226.8	41.3	310.7
Depreciation	(9.5)	(125.6)	(23.1)	(158.2)
Net book value at 31 December 2004	**33.1**	**101.2**	**18.2**	**152.5**
Net book value at 31 December 2003	33.5	93.8	14.6	141.9

Future capital expenditure at 31 December 2004 consisted of commitments not provided for of £0.3m.

	Land and buildings	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m
Cost or valuation				
Beginning of year	46.2	201.2	35.0	282.4
Acquisitions	—	1.4	0.4	1.8
Additions	0.7	21.4	3.4	25.5
Disposals	(0.5)	(1.3)	(0.4)	(2.2)
Currency translation	(2.9)	(8.3)	(1.0)	(12.2)
End of year	43.5	214.4	37.4	295.3
Depreciation				
Beginning of year	7.7	110.8	19.5	138.0
Charge in year	1.4	14.8	4.0	20.2
Disposals	(0.1)	(0.9)	(0.3)	(1.3)
Currency translation	(0.3)	(4.1)	(0.4)	(4.8)
End of year	8.7	120.6	22.8	152.1
Net book value at 31 December 2003	**34.8**	**93.8**	**14.6**	**143.2**
Net book value at 31 December 2002	38.5	90.4	15.5	144.4

	Land	Freehold buildings	Long leasehold	Short leasehold	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m	£m	£m	£m
The net book value of tangible fixed assets at 31 December 2003 comprised:							
At cost	2.9	26.4	1.4	1.2	214.4	37.4	283.7
At valuation	5.7	4.1	1.8	—	—	—	11.6
Cost or valuation	8.6	30.5	3.2	1.2	214.4	37.4	295.3
Depreciation		(6.8)	(1.2)	(0.7)	(120.6)	(22.8)	(152.1)
Net book value at 31 December 2003	**8.6**	**23.7**	**2.0**	**0.5**	**93.8**	**14.6**	**143.2**
Net book value at 31 December 2002	9.7	26.2	2.1	0.5	90.4	15.5	144.4

	Land and buildings	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m
The historical cost and the related depreciation of the tangible fixed assets are:				
Historical cost	42.2	214.4	37.4	294.0
Depreciation	(8.7)	(120.6)	(22.8)	(152.1)
Net book value at 31 December 2003	**33.5**	**93.8**	**14.6**	**141.9**
Net book value at 31 December 2002	37.0	90.4	15.5	142.9

Future capital expenditure at 31 December 2003 consisted of commitments not provided for of £1.0m.

	Land and buildings	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m
Cost or valuation				
Beginning of year	46.4	208.5	36.3	291.2
Acquisitions	—	0.2	—	0.2
Additions	3.3	14.7	1.9	19.9
Disposals	—	(3.2)	(0.3)	(3.5)
Currency translation	(3.5)	(19.0)	(2.9)	(25.4)
End of year	46.2	201.2	35.0	282.4
Depreciation				
Beginning of year	6.5	108.1	17.1	131.7
Charge in year	1.5	14.8	3.8	20.1
Disposals	—	(2.5)	(0.3)	(2.8)
Currency translation	(0.3)	(9.6)	(1.1)	(11.0)
End of year	7.7	110.8	19.5	138.0
Net book value at 31 December 2002	**38.5**	**90.4**	**15.5**	**144.4**
Net book value at 31 December 2001	39.9	100.4	19.2	159.5

	Land	Freehold buildings	Long leasehold	Short leasehold	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m	£m	£m	£m
The net book value of tangible fixed assets at 31 December 2002 comprised:							
At cost	3.5	27.4	1.3	1.2	201.2	35.0	269.6
At valuation	6.2	4.8	1.8	—	—	—	12.8
Cost or valuation	9.7	32.2	3.1	1.2	201.2	35.0	282.4
Depreciation		(6.0)	(1.0)	(0.7)	(110.8)	(19.5)	(138.0)
Net book value at 31 December 2002	**9.7**	**26.2**	**2.1**	**0.5**	**90.4**	**15.5**	**144.4**
Net book value at 31 December 2001	10.1	27.3	2.1	0.4	100.4	19.2	159.5

	Land and buildings	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m
The historical cost and the related depreciation of the tangible fixed assets are:				
Historical cost	44.7	201.2	35.0	280.9
Depreciation	(7.7)	(110.8)	(19.5)	(138.0)
Net book value at 31 December 2002	**37.0**	**90.4**	**15.5**	**142.9**
Net book value at 31 December 2001	38.3	100.4	19.2	157.9

Future capital expenditure at 31 December 2002 consisted of commitments not provided for of £1.1m.

8. Stocks

	2004	2003	2002
	£m	£m	£m
Raw materials and consumables	21.3	16.0	16.8
Work-in-progress	2.7	2.5	2.4
Finished goods and goods for resale	29.3	28.9	26.8
	53.3	47.4	46.0

9. Debtors

	2004	2003	2002
	£m	£m	£m
Trade debtors	64.2	57.7	52.9
Other debtors	8.5	5.8	8.4
Prepayments and accrued income	5.3	4.7	5.7
Corporate taxes	0.5	0.6	2.9
	78.5	68.8	69.9

10. Investments held as current assets

	2004	2003	2002
	£m	£m	£m
Short term deposits repayable on demand	4.7	4.0	3.0
Short term deposits not repayable on demand	1.7	2.8	1.6
	6.4	6.8	4.6

11. Creditors

	2004	2003	2002
	£m	£m	£m
Amounts falling due within one year			
Loans	1.1	0.9	0.1
Overdrafts	1.6	2.5	4.1
Trade creditors	34.7	32.8	28.6
Corporate taxes	11.3	9.6	3.5
Other taxation and social security contributions	2.1	2.8	2.6
Other creditors	16.5	14.6	15.0
Accruals and deferred income	15.5	13.5	14.0
	82.8	76.7	67.9

12. Creditors

	2004	2003	2002
	£m	£m	£m
Amounts falling due after more than one year			
Loans	0.3	0.4	0.5
Parent company financing	148.3	117.1	151.3
Accruals and deferred income	3.1	2.7	3.1
	151.7	120.2	154.9

13. Financial instruments

Interest rate risk profile of financial assets and liabilities

Financial assets consist of cash at bank and in hand, and short term cash deposits repayable and not repayable on demand. Interest rates on short term cash deposits not repayable on demand are set for periods ranging from one day to three months. Financial assets at 31 December 2004 were £31.3m (2003: £25.0m, 2002: £25.5m) of which 22% (2003: 19%, 2002: 25%) were denominated in sterling, 10% (2003: 14%, 2002: 9%) were denominated in US dollars, 32% (2003: 20%, 2002: 33%) were denominated in euro and 36% (2003: 47%, 2002: 27%) were denominated in other currencies.

The interest charge on the apportioned level of debt has been calculated at an interest rate reflecting the effective interest charge that Bunzl incurred during the three years of this report.

Maturity of financial liabilities

The maturity of financial liabilities at 31 December was:

	2004	2003	2002
	£m	£m	£m
Within one year	**2.7**	3.4	4.2
After one year but within two years	**0.1**	0.1	0.1
After two years but within five years	**0.2**	0.3	0.2
After five years	**—**	—	0.2
	3.0	3.8	4.7
Parent company financing	**148.3**	117.1	151.3
	151.3	120.9	156.0

The parent company financing does not have defined repayment terms.

14. Provisions for liabilities and charges

	2004	2003	2002
	£m	£m	£m
Discontinued operations	**0.3**	0.5	0.7
Deferred taxation (Note 16)	**11.8**	12.6	12.8
Other	**5.3**	3.5	3.3
	17.4	16.6	16.8

2004

	Discontinued operations	Deferred taxation	Other	Total
	£m	£m	£m	£m
Movements				
Beginning of year	0.5	12.6	3.5	16.6
Charge	—	(1.2)	1.1	(0.1)
Acquisitions	—	—	1.4	1.4
Utilised	(0.1)	—	(0.5)	(0.6)
Transfer		0.8		0.8
Currency translation	(0.1)	(0.4)	(0.2)	(0.7)
End of year	**0.3**	**11.8**	**5.3**	**17.4**

2003

	Discontinued operations	Deferred taxation	Other	Total
	£m	£m	£m	£m
Movements				
Beginning of year	0.7	12.8	3.3	16.8
Charge	—	1.4	(0.5)	0.9
Acquisitions	—	—	0.8	0.8
Utilised	(0.1)	—	(0.1)	(0.2)
Transfer		(1.3)		(1.3)
Currency translation	(0.1)	(0.3)	—	(0.4)
End of year	**0.5**	**12.6**	**3.5**	**16.6**

2002

	Discontinued operations	Deferred taxation	Other	Total
	£m	£m	£m	£m
Movements				
Beginning of year	1.1	13.4	3.8	18.3
Charge	—	(5.9)	0.1	(5.8)
Utilised	(0.3)	—	(0.6)	(0.9)
Transfer		6.7		6.7
Currency translation	(0.1)	(1.4)	—	(1.5)
End of year	**0.7**	**12.8**	**3.3**	**16.8**

Other provisions relate primarily to vacant properties, workers' compensation claims, legal claims and environmental clean up costs and are expected to be utilised in the near future.

15. Movements on reserves

	2004		2003		2002	
	Revaluation reserve	Bunzl investment in Filtrona	Revaluation reserve	Bunzl investment in Filtrona	Revaluation reserve	Bunzl investment in Filtrona
	£m	£m	£m	£m	£m	£m
Beginning of year	1.3	86.4	1.5	61.4	1.6	73.6
Currency translation		(1.2)	(0.2)	(2.0)	(0.1)	(10.8)
Actuarial (loss)/gain on pension schemes		(4.5)		2.0		(28.8)
Deferred taxation on actuarial loss/(gain) on pension schemes		1.3		(0.7)		9.0
Dividends paid to group companies		(22.6)		(5.2)		(7.3)
Revaluation reserve movement	(1.3)					
Retained profit for the financial year		32.8		30.9		25.7
End of year	—	92.2	1.3	86.4	1.5	61.4

At 31 December 2004 the cumulative amount of goodwill written off to reserves in respect of acquisitions made prior to 1 January 1998, net of goodwill attributable to subsidiary undertakings disposed of, was £134.0m (2003: £134.0m, 2002: £134.0m).

Included within Bunzl's investment in Filtrona is £19.6m (2003: £17.5m, 2002: £19.8m) in respect of pension scheme deficits net of deferred taxation (Note 18).

16. Deferred taxation

	2004	2003	2002
	£m	£m	£m
Accelerated capital allowances	**10.0**	10.6	9.6
Other timing differences	**1.8**	2.0	3.2
Deferred tax liability	**11.8**	12.6	12.8
The potential liability for deferred taxation not provided above is:			
capital gains on disposal of properties	**1.4**	1.9	1.6

Deferred taxation has been accounted for in respect of future remittances of the accumulated reserves of overseas subsidiary undertakings only to the extent that such distributions are accrued as receivable. No provision is made for potential corporate taxation on the unrealised revaluation surpluses in respect of properties which are expected to be held for the foreseeable future. A deferred taxation asset of £0.7m (2003: £0.7m, 2002: £0.7m) has not been recognised in respect of capital losses as the realisation of this deferred taxation asset is not considered likely.

17. Directors' emoluments

Mr M J Harper and Mr S W Dryden are the only existing directors of Filtrona International Limited who will continue to act as Directors of Filtrona following the Demerger. Details of their remuneration are as follows:

	Salary	Annual cash bonus	Benefits	Total
	£000	£000	£000	£000
2004				
M J Harper	285.0	72.8	18.6	376.4
S W Dryden	129.8	25.2	9.3	164.3
2003				
M J Harper	260.0	70.6	18.4	349.0
S W Dryden	117.5	19.0	6.2	142.7
2002				
M J Harper	212.7	50.8	16.6	280.1
S W Dryden	22.9	—	2.8	25.7

The remuneration of Mr S W Dryden in 2002 relates to the period from 16 October 2002 to 31 December 2002.

	Accrued benefits at 31.12.03 or date of appointment whichever is the later	Accrued benefits at 31.12.04 or date of retirement whichever is the earlier	Transfer value of accrued benefits at 31.12.03 or date of appointment whichever is the later	Change in transfer value of accrued benefits during the year, after deducting contributions made by the director during the year	Transfer value of accrued benefits at 31.12.04 or date of retirement whichever is the earlier
	£	£	£	£	£
M J Harper	100,292	116,219	1,095,828	292,228	1,413,706
S W Dryden	14,578	16,958	62,567	14,025	83,680

	Accrued benefits at 31.12.02 or date of appointment whichever is the later	Accrued benefits at 31.12.03 or date of retirement whichever is the earlier	Transfer value of accrued benefits at 31.12.02 or date of appointment whichever is the later	Change in transfer value of accrued benefits during the year, after deducting contributions made by the director during the year	Transfer value of accrued benefits at 31.12.03 or date of retirement whichever is the earlier
	£	£	£	£	£
M J Harper	71,628	100,292	811,020	264,108	1,095,828
S W Dryden	12,027	14,578	55,689	708	62,567

	Accrued benefits at 31.12.01 or date of appointment whichever is the later	Accrued benefits at 31.12.02 or date of retirement whichever is the earlier	Transfer value of accrued benefits at 31.12.01 or date of appointment whichever is the later	Change in transfer value of accrued benefits during the year, after deducting contributions made by the director during the year	Transfer value of accrued benefits at 31.12.02 or date of retirement whichever is the earlier
	£	£	£	£	£
M J Harper	59,783	71,628	602,182	198,988	811,020
S W Dryden	9,427	12,027	36,480	15,447	55,689

18. Pensions

Filtrona employees are members of Bunzl's defined benefit and defined contribution pension schemes. Bunzl intends that Filtrona will assume the liabilities of its employees and former employees with respect to these schemes and that assets will transfer from the Bunzl schemes to successor Filtrona schemes.

Trustees administer the schemes and the assets are held independently from Bunzl.

Pension costs of the defined benefit schemes are assessed in accordance with the advice of independent professionally qualified actuaries. Full triennial actuarial valuations were carried out on the principal European defined benefit schemes in April 2003 and annual actuarial valuations are performed on the principal US defined benefit schemes. The assets and liabilities of the defined benefit schemes have been updated to the balance sheet date from the most recent actuarial valuations taking account of the investment returns achieved by the schemes and the level of contributions.

Liabilities are split between Filtrona and Bunzl on the basis of employment. Scheme assets have been split in the same proportion as liabilities.

Contributions to all schemes are determined in line with actuarial advice, local conditions and practices.

The amounts included in the special purpose combined financial statements in respect of arrangements in Europe and the US are as follows:

	2004	2003	2002
	£m	£m	£m
Amounts charged to operating profit			
Defined contribution schemes	**2.6**	3.5	3.2
Defined benefit schemes:			
Service cost	**2.9**	2.7	3.3
Past service (benefit)/cost	**—**	(0.4)	1.0
Total operating charge	**5.5**	5.8	7.5
Amounts included as other finance (income)/costs			
Expected return on scheme assets	**(7.2)**	(5.7)	(7.1)
Interest on scheme liabilities	**7.1**	6.4	6.4
Net financial (return)/charge	**(0.1)**	0.7	(0.7)
	5.4	6.5	6.8

	2004	2003	2002
	£m	£m	£m
Amounts recognised in the statement of total recognised gains and losses			
Actual return less expected return on scheme assets	**2.9**	10.5	(20.5)
Experience (loss)/gain on scheme liabilities	**(0.4)**	(0.2)	1.3
Impact of changes in assumptions relating to the present value of scheme liabilities	**(7.0)**	(8.3)	(9.6)
Actuarial (loss)/gain	**(4.5)**	2.0	(28.8)

The principal assumptions used by the independent qualified actuaries for the purposes of FRS 17 were:

	Europe			US		
	2004	2003	2002	2004	2003	2002
Rate of increase in salaries	**3.75%**	3.75%	3.25%	**4.0%**	5.0%	4.0%
Rate of increase in pensions	**2.75%**	2.75%	2.25%	**—**	—	—
Discount rate	**5.3%**	5.5%	5.5%	**6.0%**	6.25%	6.75%
Inflation rate	**2.75%**	2.75%	2.25%	**2.5%**	2.5%	2.5%

The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not be borne out in practice.

The market value of the scheme assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme liabilities, which are derived from cash flow projections over long periods and are therefore inherently uncertain, are:

	Europe 2004		US 2004		Total 2004
	Long term rate of return	Value	Long term rate of return	Value	Value
		£m		£m	£m
Equities	7.0%	**57.2**	9.8%	**16.6**	**73.8**
Bonds	4.8%	**29.9**	5.8%	**8.2**	**38.1**
Other	4.4%	**3.3**		**—**	**3.3**
Total market value		**90.4**		**24.8**	**115.2**
Present value of scheme liabilities		**(113.7)**		**(29.5)**	**(143.2)**
Deficit		**(23.3)**		**(4.7)**	**(28.0)**
Deferred taxation		**6.8**		**1.6**	**8.4**
Pension liabilities		**(16.5)**		**(3.1)**	**(19.6)**

	Europe 2003		US 2003		Total 2003
	Long term rate of return	Value	Long term rate of return	Value	Value
		£m		£m	£m
Equities	7.3%	50.4	9.7%	16.2	66.6
Bonds	5.2%	21.6	5.6%	8.2	29.8
Other	3.8%	2.1		—	2.1
Total market value		74.1		24.4	98.5
Present value of scheme liabilities		(95.3)		(28.5)	(123.8)
Deficit		(21.2)		(4.1)	(25.3)
Deferred taxation		6.4		1.4	7.8
Pension liabilities		(14.8)		(2.7)	(17.5)

	Europe 2002		US 2002		Total 2002
	Long term rate of return	Value	Long term rate of return	Value	Value
		£m		£m	£m
Equities	7.0%	42.1	9.7%	14.8	56.9
Bonds	4.5%	14.4	5.7%	7.1	21.5
Other	4.0%	7.0		—	7.0
Total market value		63.5		21.9	85.4
Present value of scheme liabilities		(85.8)		(28.3)	(114.1)
Deficit		(22.3)		(6.4)	(28.7)
Deferred taxation		6.7		2.2	8.9
Pension liabilities		(15.6)		(4.2)	(19.8)

	2004	2003	2002
	£m	£m	£m
Movement in deficit during the year			
Beginning of the year	**(25.3)**	(28.7)	(7.4)
Current service cost	**(2.9)**	(2.7)	(3.3)
Contributions	**4.7**	4.0	10.7
Past service benefit/(cost)	**—**	0.4	(1.0)
Net financial return/(cost)	**0.1**	(0.7)	0.7
Actuarial (loss)/gain	**(4.5)**	2.0	(28.8)
Currency translation and other movements	**(0.1)**	0.4	0.4
End of year	**(28.0)**	(25.3)	(28.7)

	% of scheme assets/ liabilities	2004	% of scheme assets/ liabilities	2003	% of scheme assets/ liabilities	2002
		£m		£m		£m
Experience gains and losses						
Difference between actual and expected return on scheme assets	**3**	**2.9**	11	10.5	(24)	(20.5)
Experience loss on scheme liabilities	**—**	**(0.4)**	—	(0.2)	1	1.3
Amounts recognised in the statement of total recognised gains and losses	**(3)**	**(4.5)**	2	2.0	(25)	(28.8)

19. Employees

	2004 Year end	2004 Average	2003 Year end	2003 Average	2002 Year end	2002 Average
The number of persons employed by Filtrona at 31 December and the average number employed during the year were:						
Plastic Technologies	**2,952**	**2,966**	2,713	2,761	2,678	2,759
Fibre Technologies	**2,202**	**2,180**	2,112	2,056	2,022	2,013
Corporate	**26**	**24**	21	22	22	20
	5,180	**5,170**	4,846	4,839	4,722	4,792

	Total 2004	Total 2003	Total 2002
	£m	£m	£m
Employee costs			
Wages and salaries	**101.2**	95.6	96.8
Social security costs	**11.8**	10.8	9.8
Pension costs (Note 18)	**5.5**	5.8	7.5
	118.5	112.2	114.1

20. Operating lease commitments

	Land and buildings 2004	Other 2004	Land and buildings 2003	Other 2003	Land and buildings 2002	Other 2002
	£m	£m	£m	£m	£m	£m
At 31 December Filtrona had the following annual commitments under non-cancellable operating leases:						
Expiring within one year	**0.9**	**0.2**	0.6	0.2	0.1	0.1
Expiring between one and five years	**0.9**	**0.3**	1.0	0.3	1.7	0.2
Expiring after five years	**0.9**	**—**	0.5	—	0.2	—
	2.7	**0.5**	2.1	0.5	2.0	0.3

21. Reconciliation of operating profit to net cash inflow from operating activities

	2004	2003	2002
	£m	£m	£m
Operating profit	**51.2**	47.9	45.0
Adjustments for non-cash items:			
Depreciation	**20.1**	20.2	20.1
Goodwill amortisation	**3.0**	3.2	3.0
Other	**1.4**	(0.2)	0.7
Working capital movement	**(9.4)**	(0.5)	(5.5)
Special pension contribution	**—**	—	(6.6)
Other cash movements	**(2.2)**	(1.9)	(0.7)
Net cash inflow from operating activities	**64.1**	68.7	56.0

22. Analysis of net debt

2004

	1.1.04	Cash flow	Exchange movements	31.12.04
	£m	£m	£m	£m
Cash at bank and in hand	18.2	6.3	0.4	**24.9**
Short term cash deposits repayable on demand	4.0	0.6	0.1	**4.7**
Overdrafts	(2.5)	0.8	0.1	**(1.6)**
Cash	19.7	7.7	0.6	**28.0**
Debt due within one year	(0.9)	(0.2)	—	**(1.1)**
Debt due after one year	(0.4)	0.1	—	**(0.3)**
Parent company financing	(117.1)	(37.2)	6.0	**(148.3)**
	(118.4)	(37.3)	6.0	**(149.7)**
Short term deposits not repayable on demand	2.8	(0.9)	(0.2)	**1.7**
Net debt	**(95.9)**	**(30.5)**	**6.4**	**(120.0)**

2003

	1.1.03	Cash flow	Exchange movements	31.12.03
	£m	£m	£m	£m
Cash at bank and in hand	20.9	(2.9)	0.2	**18.2**
Short term cash deposits repayable on demand	3.0	0.7	0.3	**4.0**
Overdrafts	(4.1)	1.6	—	**(2.5)**
Cash	19.8	(0.6)	0.5	**19.7**
Debt due within one year	(0.1)	(0.8)	—	**(0.9)**
Debt due after one year	(0.5)	0.1	—	**(0.4)**
Parent company financing	(151.3)	24.9	9.3	**(117.1)**
	(151.9)	24.2	9.3	**(118.4)**
Short term deposits not repayable on demand	1.6	1.3	(0.1)	**2.8**
Net debt	**(130.5)**	**24.9**	**9.7**	**(95.9)**

2002

	1.1.02	Cash flow	Exchange movements	31.12.02
	£m	£m	£m	£m
Cash at bank and in hand	22.8	(1.7)	(0.2)	**20.9**
Short term cash deposits repayable on demand	4.6	(0.2)	(1.4)	**3.0**
Overdrafts	(7.3)	3.0	0.2	**(4.1)**
Cash	20.1	1.1	(1.4)	**19.8**
Debt due within one year	(0.4)	0.2	0.1	**(0.1)**
Debt due after one year	(0.6)	0.1	—	**(0.5)**
Parent company financing	(169.1)	7.8	10.0	**(151.3)**
	(170.1)	8.1	10.1	**(151.9)**
Short term deposits not repayable on demand	—	1.7	(0.1)	**1.6**
Net debt	**(150.0)**	**10.9**	**8.6**	**(130.5)**

23. Acquisitions

On acquisition the assets and liabilities of the businesses acquired were adjusted to reflect their fair values to Filtrona. The fair value adjustments are provisional in the year of acquisition and subject to finalisation in the following financial year.

The principal fair value adjustments are as follows:

The adjustments to tangible fixed assets, stocks, debtors and creditors reflect their estimated realisable or settlement value.

The adjustment to provisions for liabilities and charges includes amounts relating to the reassessment of potential liabilities that were not fully recognised on acquisition.

2004

The principal acquisition made during 2004 was Skiffy, which Filtrona acquired in March.

The acquisition was accounted for under the acquisition method of accounting and contributed £1.8m to operating profit in 2004.

	Book value at acquisition	Provisional fair value adjustments: Revaluation	Provisional fair value adjustments: Consistency of accounting policy	Fair value of assets acquired
	£m	£m	£m	£m
A summary of the effect of acquisitions is detailed below:				
Tangible fixed assets	3.9	—	—	3.9
Stocks	1.8	—	—	1.8
Debtors	2.2	—	—	2.2
Creditors	(0.9)	(0.7)	—	(1.6)
Net cash at bank	0.9	—	—	0.9
Provisions for liabilities and charges	(1.0)	(0.4)	—	(1.4)
Taxation	(0.1)	—	—	(0.1)
	6.8	(1.1)	—	5.7
Goodwill				17.7
Consideration				23.4
Satisfied by:				
Cash consideration				23.4
The net cash outflow in the period in respect of acquisitions comprised:				
Cash consideration				23.4
Net cash at bank acquired				(0.9)
Net cash outflow in respect of acquisitions				**22.5**

2003

The principal acquisition made during 2003 was Baumgartner Fibertec, which Filtrona acquired in October.

The acquisition was accounted for under the acquisition method of accounting and contributed £0.2m to operating profit in 2003.

	Book value at acquisition	Provisional fair value adjustments: Revaluation	Provisional fair value adjustments: Consistency of accounting policy	Fair value of assets acquired
	£m	£m	£m	£m
A summary of the effect of acquisitions is detailed below:				
Tangible fixed assets	2.9	(1.1)	—	1.8
Stocks	1.8	—	(0.2)	1.6
Debtors	2.9	—	(0.2)	2.7
Creditors	(2.3)	—	(0.4)	(2.7)
Provisions for liabilities and charges	—	—	(0.8)	(0.8)
	5.3	(1.1)	(1.6)	2.6
Goodwill				3.1
Consideration				5.7
Satisfied by:				
Cash consideration				5.7
The net cash outflow in the period in respect of acquisitions comprised:				
Cash consideration				5.7
Net cash outflow in respect of acquisitions				**5.7**

2002

The principal acquisition made during 2002 was Plastivis, which Filtrona acquired in December.

The acquisition was accounted for under the acquisition method of accounting and contributed £nil to operating profit in 2002.

	Book value at acquisition	Provisional fair value adjustments: Revaluation	Provisional fair value adjustments: Consistency of accounting policy	Fair value of assets acquired
	£m	£m	£m	£m
A summary of the effect of acquisitions is detailed below:				
Tangible fixed assets	0.2	—	—	0.2
Stocks	0.4	—	(0.1)	0.3
Debtors	0.1	—	—	0.1
Creditors	(0.1)	—	—	(0.1)
	0.6	—	(0.1)	0.5
Goodwill				2.3
Consideration				2.8
Satisfied by:				
Cash consideration				2.8
The net cash outflow in the year in respect of acquisitions comprised:				
Cash consideration				2.8
Net cash outflow in respect of acquisitions				2.8

24. Post balance sheet events

On 28 February 2005 the Bunzl Board announced its proposal to demerge the Filtrona Business to Bunzl Shareholders. Filtrona plc was incorporated on 5 May 2005 and will be the parent company of the Filtrona Group following the Demerger.

Filtrona's participation in the Bunzl UK Pension Schemes will cease from the Demerger date. The parties have agreed that the assets and liabilities of the Bunzl UK Pension Schemes should, insofar as they relate to employees and former employees of the Filtrona Business, be transferred to new pension schemes established by Filtrona.

The Trustees of the Bunzl UK Pension Schemes have agreed to the above transfer on the basis of the following:

- Bunzl plc will pay, prior to the Demerger, special contributions into the Bunzl UK Pension Schemes totalling £4.75 million. These payments, which are in line with the scheme actuaries' calculations dated 11 May 2005, will be inclusive of any amount that might become due from Filtrona companies on their ceasing to participate in the Bunzl UK Pension Schemes.
- Filtrona plc will accelerate contributions to a level which is expected to eliminate the deficits of the Filtrona Pension Schemes, calculated on an ongoing basis using current actuarial assumptions, over a maximum period of 10 years after the Demerger. This would increase the payments from their current level by approximately £0.5 million per annum (based on current valuations).

Yours faithfully

KPMG Audit Plc

PART 6

ACCOUNTANTS' REPORT ON THE FILTRONA GROUP ONE YEAR IFRS

KPMG

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB
United Kingdom

The Directors
Filtrona plc
201–249 Avebury Boulevard
Milton Keynes
MK9 1AU

JPMorgan Cazenove Limited
20 Moorgate
London
EC2R 6DA

17 May 2005

Dear Sirs

Filtrona Group Special Purpose Restated Combined Financial Statements for the year ended 31 December 2004

We report on the special purpose restated combined financial statements set out below for the year ended 31 December 2004 which has been prepared in anticipation of the Filtrona Group's transition to accounting standards endorsed for use by entities required to comply with Regulation EC 1606/2002 ("accounting standards adopted for use in the European Union ("EU")") (the "2004 restated financial information").

Basis of preparation

The 2004 restated financial information has been prepared on the basis described in Section I following the recommendations of the Committee of European Securities Regulators ("CESR") for companies preparing one year financial information for inclusion in prospectuses (Ref: CESR/05-054b) and is based on special purpose combined financial statements drawn up by the Directors of Filtrona (the "underlying financial statements") to which no adjustments were considered necessary. As set out in Section I, that basis may differ from the basis applicable if the 2004 restated financial information had comprised the first financial statements of the Filtrona Group under accounting standards as adopted for use in the EU and from the basis which will be adopted for the 2004 comparative financial information in the Filtrona Group's 2005 financial statements prepared for the first time under accounting standards as adopted for use in the EU.

Responsibility

The Directors of Filtrona are responsible for the preparation of the underlying financial statements.

The Directors of Filtrona are responsible for the listing particulars dated 17 May 2005 in which this report is included.

It is our responsibility to compile the 2004 restated financial information set out in our report from the underlying financial statements, to form an opinion on the special purpose financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the 2004 restated financial information. That evidence included that obtained by us relating to the audit of the underlying combined financial statements. It also included an assessment of the accounting principles used and significant estimates and judgements made by those responsible for the preparation of the underlying combined financial statements and whether the policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary to give reasonable assurance that the 2004 restated combined financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the 2004 restated combined financial information gives, for the purposes of the listing particulars dated 17 May 2005, a true and fair view of the state of affairs of the Filtrona Group as at 31 December 2004 and of its profit and cash flows for the year then ended in accordance with the basis set out in Section I.

Combined income statement
for the year ended 31 December 2004

	Notes	2004 £m
Revenue		
Existing businesses		470.4
Acquisitions		7.1
Total revenue	1	477.5
Operating profit before intangible amortisation		
Existing businesses		47.3
Acquisitions		2.3
Total operating profit before intangible amortisation	1,2	49.6
Intangible amortisation		(0.5)
Operating profit before financing and income tax		49.1
Finance income	3	8.1
Finance cost	3	(9.9)
Profit before income tax		47.3
Profit before income tax and intangible amortisation		47.8
Income tax	4	(14.6)
Profit for the year		32.7
Attributable to:		
Bunzl: as the equity holder in Filtrona		31.5
Minority interests		1.2
Profit for the year		32.7
Earnings per share of the profit attributable to Bunzl: the equity holder in Filtrona		
Basic	6	14.3p
Adjusted	6	14.5p

Combined balance sheet
at 31 December 2004

	Notes	2004 £m
Assets		
Property, plant and equipment	7	152.5
Intangible assets	8	57.6
Deferred tax assets	15	3.0
Total non-current assets		213.1
Inventories	9	53.3
Income tax receivable		0.5
Trade and other receivables	10	78.0
Cash and cash equivalents	11	31.3
Total current assets		163.1
Total assets		376.2
Equity		
Translation reserve		(1.5)
Retained earnings		92.7
Total equity attributable to Bunzl		91.2
Minority interests		3.9
Total equity		95.1
Liabilities		
Interest bearing loans and borrowings	13	148.6
Retirement benefit obligations	18	28.2
Other payables		3.1
Provisions	16	3.7
Deferred tax liabilities	15	13.0
Total non-current liabilities		196.6
Bank overdrafts	11	1.6
Interest bearing loans and borrowings	13	1.1
Income tax payable		11.3
Trade and other payables	12	53.1
Provisions	16	1.9
Accruals and deferred income		15.5
Total current liabilities		84.5
Total liabilities		281.1
Total equity and liabilities		376.2

Combined cash flow statement
for the year ended 31 December 2004

	Notes	2004
		£m
Operating activities		
Cash inflow from operating activities	20	64.1
Income tax paid		(13.2)
Net cash inflow from operating activities		50.9
Investing activities		
Finance income received		0.8
Purchase of property, plant and equipment		(34.8)
Sale of property, plant and equipment		1.4
Purchase of businesses		(22.5)
Other investment cash flow		(0.9)
Net cash outflow from investing activities		(56.0)
Financing activities		
Finance cost paid		(2.8)
Dividends paid to group companies		(22.6)
Increase in short term loans		0.2
Decrease in long term loans		(0.1)
Increase in parent company financing		37.2
Net cash inflow from financing activities		11.9
Increase in cash and cash equivalents		6.8
Cash and cash equivalents as at 1 January		22.5
Net effect of currency translation on cash and cash equivalents		0.4
Cash and cash equivalents as at 31 December	11	29.7

Combined statement of changes in total equity
for the year ended 31 December 2004

	Attributable to Bunzl: the equity holder of Filtrona			
	Translation reserve	Retained earnings	Minority interests	Total
	£m	£m	£m	£m
Balance at 1 January 2004	—	86.1	3.0	89.1
Currency translation differences arising in the year	(1.5)		(0.1)	(1.6)
Actuarial loss on pension schemes		(4.7)		(4.7)
Deferred tax on actuarial loss on pension schemes		1.3		1.3
Dividends paid		(22.6)	(0.2)	(22.8)
Share option charge		1.1		1.1
Net profit for the year		31.5	1.2	32.7
Balance at 31 December 2004	(1.5)	92.7	3.9	95.1

Translation reserve
Comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations of Filtrona from 1 January 2004.

I Basis of preparation

Filtrona did not form a separate legal entity under Bunzl plc ("Bunzl") during the period under review. Historically no combined financial statements for Filtrona have been prepared. The financial information is based on audited special purpose combined financial statements for the year ended 31 December 2004, prepared by Filtrona management for the purposes of supporting the demerger of Filtrona from Bunzl. The special purpose combined financial statements were prepared under International Financial Reporting Standards (IFRS) and the accounting policies of Bunzl.

Following admission to the Official List, Filtrona will be required to prepare statutory financial statements which comply with accounting standards adopted for use in the EU in respect of its next financial year, commencing 1 January 2005 (the "2005 financial statements"), and subsequently. As a company seeking admission, Filtrona is required to present certain historical financial information in its Listing Particulars on a basis consistent with the accounting policies to be adopted in the financial statements for its next financial year.

In addition to special purpose combined financial statements under UK GAAP for the three financial years ended 31 December 2004, 2003 and 2002, the Directors of the Company have prepared financial statements for the year ended 31 December 2004 (the "underlying financial statements") on the basis expected to be applicable, insofar as this is currently known and with the exception of pensions under IAS 19 (revised), for the comparative information included in the 2005 financial statements. The treatment of pensions with regard to IAS 19 (revised) for the purposes of Filtrona's 2005 financial statements is detailed below.

When the 2005 financial statements are prepared, they will be the first financial statements prepared by the Company in accordance with accounting standards adopted for use in the EU and as such will take account of the requirements and options in IFRS 1 "First-time adoption of International Financial Reporting Standards" as they relate to 2005 financial statements comparatives included therein.

Note II below describes how, in preparing the underlying financial statements, the Directors of the Company have applied accounting standards adopted for use in the EU under the first-time adoption provisions set out in IFRS 1 and the assumptions they have made about the standards and interpretations expected to be effective and the policies they expect to adopt in the 2005 financial statements.

However, certain of the requirements and options in IFRS 1 relating to comparative financial information presented on first time adoption may result in a different application of accounting policies in the 2004 restated financial information to that which would have applied if the 2004 financial statements had been the first financial statements of the Company prepared in accordance with accounting standards adopted for use in the EU and, if there are subsequent changes to the Standards or Interpretations applicable to the 2005 financial statements, the 2004 restated financial information may require adjustment before constituting the comparative financial information to be included in those 2005 financial statements. Furthermore, the directors of the Company may, in drawing up the 2005 financial statements, make different choices from those which they have assumed in preparing the underlying financial statements with respect to the options in IFRS 1 relating to comparative financial information presented on first time adoption.

Filtrona is not required, by the Prospectus Rules of the Financial Services Authority to prepare, for inclusion in its Listing Particulars, financial information in accordance with accounting standards adopted for use in the EU for any financial period commencing before 1 January 2004. Accordingly, the Directors have elected not to prepare comparative amounts to accompany the underlying financial statements from which the 2004 restated combined financial statements have been compiled. As a result, the 2004 restated combined financial information does not include comparative financial information and is therefore not a complete set of financial statements in accordance with accounting standards adopted for use in the EU.

The underlying financial statements have been prepared in accordance with the recommendations of CESR for the consistent implementation of the European Commission's Regulation on Prospectuses 809/2004 (Ref: CESR/05-054b) (as to the presentation of one-year information in prospectuses for entities transitioning to accounting standards adopted for use in the EU).

The special purpose combined financial statements were based on the aggregation of underlying financial returns prepared by Filtrona management for the preparation of Bunzl year end statutory accounts. Appropriate adjustments have been applied to reflect Filtrona's share of certain costs incurred and certain

assets and liabilities held centrally by Bunzl including support services, finance cost, tax, debt and pensions as set out below.

The principles set out below have been applied in preparing the special purpose combined financial statements and financial information.

Intercompany transactions

All transactions and balances between entities within Filtrona and other Bunzl companies have been eliminated to the extent possible with the remaining balance treated as equity withdrawn in each year. The transactions between Filtrona and Bunzl principally involve corporate services performed on Filtrona's behalf involving tax, funding and other professional services. There are few trading transactions between Filtrona and other Bunzl companies.

Debt and finance cost

Bunzl operates a centralised treasury function to control external borrowings. Filtrona's allocation of these external borrowings is described as "parent company finance" within non-current liabilities and reflects the underlying cash generation and investing activity of Filtrona during the period. This allocation also reflects the basis on which debt is to be transferred from Bunzl to Filtrona on Demerger.

Interest on the allocated debt has been calculated at an interest rate reflecting the effective finance cost that Bunzl incurred during the year.

Cash holdings/borrowings held directly by Filtrona with external providers reflect the actual finance income/cost that were incurred by Filtrona during the period.

The allocated debt and associated finance cost may not be representative of the position if Filtrona had operated as a stand alone entity.

Tax

The tax charge included in the combined financial information reflects the aggregate tax charges actually incurred by those companies making up Filtrona. These tax charges reflect benefits, reliefs or charges which arose as a result of membership of a Bunzl tax group. Also, tax liabilities which may arise from the separation of Filtrona from Bunzl tax groups have not been reflected in these special purpose combined financial statements and it is therefore not necessarily representative of the tax position of Filtrona under separate ownership.

Pensions

Bunzl operates defined benefit and defined contribution pension schemes in which many of Filtrona's employees participate. Historically contributions to the defined benefit schemes were accounted for in the financial statements of the individual entities of Filtrona on a defined contribution basis. For the purposes of the special purpose combined financial statements the significant pension schemes in Europe and the US have been accounted for on a defined benefit basis under IAS 19 (revised) as if this standard had been endorsed for use in the EU. Whilst under IAS 19 (revised) in Filtrona's first full year financial statements prepared under IFRS these will be accounted for on a defined contribution basis up until the point of demerger, defined benefit accounting has been applied as the benefits and obligations of these schemes will be transferred to Filtrona on Demerger and it therefore more appropriately reflects the position of Filtrona had it comprised a separate group throughout this period. The assets and liabilities of the defined benefit schemes have been projected from the most recent actuarial valuations. These projections take account of the investment returns achieved by the schemes and the level of contributions. Scheme liabilities have been allocated between Filtrona and Bunzl on the basis of employment. Scheme assets have been allocated in the same proportion as the liabilities.

A full actuarial valuation has not been performed for the preparation of these special purpose combined financial statements.

Other support services

Filtrona's share of central costs for the provision of support in areas such as accounting, legal and insurance, has been apportioned on the basis of estimates of Filtrona's share of existing costs incurred at Bunzl, and the estimated cost of providing the same level of support services independently by Filtrona.

Such charges may not be representative of the amounts that maybe incurred in the future, or may have been incurred if Filtrona had been operating as a stand alone entity.

II Accounting policies

Statement of compliance

The special purpose combined financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations adopted by the International Accounting Standards Board (IASB) and endorsed by the European Union.

Basis of preparation

The special purpose combined financial statements are presented in sterling and prepared on a historical cost basis.

The preparation of the special purpose combined financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS that have significant effect on the special purpose combined financial statements and estimates with a significant risk of material adjustments in the next year are discussed in Part 7.

The accounting policies set out below have been applied consistently in these special purpose combined financial statements.

IFRS 1 exemptions

IFRS 1 "First time adoption of International Financial Reporting Standards" permits certain exemptions from the full requirements of IFRS in the transition period. Filtrona has taken the following exemptions:

(a) Business combinations: Filtrona has chosen not to apply IFRS 3 "Business combinations" retrospectively to business combinations that occurred before the date of transition to IFRS.

(b) Financial instruments: Filtrona has taken advantage of the exemption not to present financial information compliant with IAS 32 "Financial instruments: disclosure and presentation" and IAS 39 "Financial instruments: recognition and measurement" for the comparative period. Consequently, the restatement of the opening balance sheet at 1 January 2004, the results for the year ended 31 December 2004 and the balance sheet at 31 December 2004 have been prepared using the accounting policies for financial instruments previously adopted under UK GAAP.

(c) Cumulative translation differences: one of the requirements of IAS 21 "The effects of changes in foreign exchange rates" is that cumulative exchange gains and losses on retranslating opening net worth in overseas subsidiary undertakings, net of related foreign currency borrowings and foreign currency hedging contracts together with differences arising from the use of average and year end exchange rates be separately disclosed. Filtrona has adopted the exemption in IFRS 1 allowing these cumulative translation differences to be reset to zero at the transition date.

(d) Fair value or revaluation at deemed cost: Filtrona has adopted the exemption to restate revalued items of property, plant and equipment as held at deemed cost at the transition date.

Filtrona has elected not to adopt the following exemption:

(a) Share-based payments: consistent with the policy of Bunzl, Filtrona has not adopted the exemption to apply IFRS 2 "Share-based payments" only to awards made after 7 November 2002, instead a full retrospective approach has been followed on all awards granted but not fully vested at the date of transition.

Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by Filtrona. Control exists when Filtrona has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the special purpose combined financial statements from the date that control commences until the date that control ceases.

(ii) Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expense arising from intragroup transactions, are eliminated in preparing the special purpose combined financial statements.

Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into sterling at the exchange rate ruling at that date.

(ii) Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated into sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into sterling at average exchange rates. Foreign exchange differences arising on retranslation are recognised directly in the translation reserve.

(iii) Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations, and related hedges are taken to the translation reserve. They are released to the income statement upon disposal.

Financial instruments (applicable from 1 January 2005)

As explained above, Filtrona has taken the exemption granted by IFRS 1 not to apply IAS 32 and IAS 39 to the comparative figures to the 2005 financial statements. The special purpose combined financial statements for the year ended 31 December 2004 have been prepared using the accounting policies previously applied under UK GAAP for financial instruments. The accounting policies described here for financial instruments are applicable from 1 January 2005.

Under IAS 39, all financial instruments are initially measured at fair value. The subsequent measurement depends on the classification of the financial instrument.

Loans and receivables and other financial liabilities (excluding derivatives) are held at amortised cost, unless they are included in a hedge accounting relationship. Where such a relationship exists, the instruments are revalued in respect of the risk being hedged.

Filtrona uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, Filtrona does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments and held at fair value.

(i) Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecasted transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or forecast transaction for a non-financial asset or non-financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or non-financial liability. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or financial liability, the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or

liability assumed affects the income statement. For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gains or losses are removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects the income statement. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

(ii) Hedge of monetary assets and liabilities

Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the income statement.

(iii) Hedge of net investment in foreign operations

The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement.

Property, plant and equipment

Items of property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses.

Certain items of property, plant and equipment that had been revalued to fair value prior to 1 January 2004, the date of transition to IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable.

Depreciation

Property, plant and equipment are depreciated over their estimated remaining useful lives at the following annual rates applied to book value less estimated residual value:

Buildings	2% or life of lease if shorter
Plant and machinery	10 – 20%
Fixtures, fittings and equipment	10 – 33%
Freehold land	Not depreciated

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Intangible assets

(i) Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on the acquisition of subsidiaries. In respect of business acquisitions that have occurred since 1 January 2004 goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

In respect of acquisitions made prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount previously recorded under UK GAAP. The classification and accounting treatment of business combinations that occurred prior to 1 January 2004 has not been reconsidered in preparing Filtrona's opening IFRS balance sheet at 1 January 2004.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment. Negative goodwill arising on an acquisition is recognised directly to the income statement.

(ii) Research and development

Research and development costs are charged to the income statement in the year in which they are incurred.

Development costs relating to new products are capitalised if the new product is technically and commercially feasible and Filtrona has sufficient resources to complete development. Other development costs are recognised in the income statement as an expense as incurred.

(iii) Other intangible assets

Customer lists are identified on acquisition of businesses and valued on a discounted cash flow basis by looking at customer attrition rates for three to five years prior to acquisition. Amortisation is charged to the income statement on a straight-line basis over the estimated useful economic life of the customer lists, which is based on customer attrition rates over a period of up to 25 years.

Other intangible assets are stated at cost less accumulated amortisation and impairment losses.

Impairment

The carrying amounts of Filtrona's assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such indication exists, the asset's recoverable amount is estimated.

For goodwill and other assets that have an indefinite useful life, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then, to reduce the carrying amount of the other assets in the unit on a *pro rata* basis.

Goodwill was tested for impairment at 1 January 2004, the date of transition to IFRS, even though no indication of impairment existed.

The recoverable amount of assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Inventories

Inventories are valued at the lower of cost (on a first in, first out basis) and net realisable value. For work-in-progress and finished goods, cost includes an appropriate proportion of labour and overheads. Costs of inventories include the transfer from equity of any gains/losses on qualifying cash flow hedges relating to purchases of raw materials.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and fixed term investments whose maturities are three months or less from the date of acquisition. Bank overdrafts repayable on demand form an integral part of Filtrona's cash management and are included as a component of cash and cash equivalents for the purpose of the cash flow statement.

Trade and other receivables

Trade and other receivables are stated at cost less impairment losses.

Income tax

Income tax in the income statement for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of prior years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the special purpose combined financial statements. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset/liability is settled.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profit will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Revenue

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.

Segment reporting

A segment is a distinguishable component of Filtrona that is engaged in providing products (business segment), or in providing products within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Employee benefits

(i) Defined contribution schemes

Obligations for contributions to defined contribution pension schemes are charged to the income statement as incurred.

(ii) Defined benefit schemes

As set out above, for the purposes of the special purpose combined financial statements the significant pension schemes in Europe and the US have been accounted for on a defined benefit basis under IAS 19 (revised) as if the standard had been endorsed for use in the EU. Accordingly all actuarial gains and losses as at 1 January 2004, the date of transition to IFRS, were recognised due to the prior adoption of FRS 17. Actuarial gains and losses that arise subsequent to 1 January 2004 in calculating Filtrona's obligation in respect of the schemes, are recognised in the combined statement of changes in total equity.

Filtrona's net obligation in respect of defined benefit pension schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods, that benefit is discounted to determine its present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating to the terms of Filtrona's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

The amounts charged to operating profit are the current service cost, past service cost and gains and losses on settlement and curtailments. An amount which represents the expected increase in the present value of scheme liabilities is included within finance cost and the expected return on scheme assets is included within finance income.

Share based payments

Bunzl operates equity settled, share based compensation plans. Filtrona has charged a share option expense based on options and other share based incentives granted to its employees over shares in Bunzl. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense with a corresponding increase in equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options and other share based incentives granted, excluding the impact of any non-market conditions (for example EPS targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period. The fair value of share based incentives has been measured using the Black-Scholes model.

Provisions

A provision is recognised on the balance sheet when Filtrona has a present legal or constructive obligation as a result of a past event, and it is probable that a measurable outflow of economic benefits will be required to settle the obligation.

Notes to the financial statements
for the year ended 31 December 2004

1. Segment analysis

Filtrona comprises the following business segments:

Plastic Technologies – produces, sources and supplies protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.

Fibre Technologies – production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices.

Business segments

	Plastic Technologies 2004	Fibre Technologies 2004	Corporate 2004	Filtrona 2004
	£m	£m	£m	£m
Sales	241.5	236.0	—	477.5
Segment result	33.2	23.9	(7.5)	49.6
Intangible amortisation	(0.4)	(0.1)	—	(0.5)
Operating profit before financing and income taxes	32.8	23.8	(7.5)	49.1

Inter-segment sales are not significant.

	Plastic Technologies 2004	Fibre Technologies 2004	Corporate 2004	Filtrona 2004
Segment assets	154.5	126.0	4.3	284.8
Intangible assets	54.0	3.6	—	57.6
Unallocated items				33.8
Total assets	**208.5**	**129.6**	**4.3**	**376.2**
Segment liabilities	29.4	34.0	12.0	75.4
Unallocated items				205.7
Total liabilities	**29.4**	**34.0**	**12.0**	**281.1**

The majority of unallocated liabilities relate to interest bearing loans and borrowings, retirement benefit obligations, deferred tax liabilities, bank overdrafts and income tax payable.

Other segment items	Plastic Technologies 2004	Fibre Technologies 2004	Corporate 2004	Filtrona 2004
Capital expenditure	15.8	18.9	0.1	34.8
Depreciation	12.3	7.6	0.2	20.1
Research and development expenditure	2.0	3.4	—	5.4
Closing number of employees	2,952	2,202	26	5,180

Geographical segments

	Sales (by destination) 2004	Segment assets 2004	Intangible assets 2004	Capital expenditure 2004
	£m	£m	£m	£m
Europe	191.5	127.2	37.6	12.3
North America	178.5	96.7	19.5	9.1
Rest of the world	107.5	60.9	0.5	13.4
	477.5	284.8	57.6	34.8
Unallocated items		33.8		
	477.5	318.6	57.6	34.8

All segments are continuing operations.

2. Net operating charges

	Existing businesses 2004	Acquisitions 2004	Total 2004
	£m	£m	£m
Changes in inventories of finished goods and work-in-progress	0.3	0.1	0.4
Raw materials and consumables	208.0	0.9	208.9
Personnel expenses (Note 5)	117.9	1.7	119.6
Depreciation and other amounts written off property, plant and equipment	22.1	0.3	22.4
Other operating charges	74.8	1.8	76.6
Net operating charges excluding amortisation	423.1	4.8	427.9
Profit from operations is stated after charging:			
Auditors' remuneration:			
Audit – statutory reporting	0.6	—	0.6
Further assurance services	0.2	—	0.2
Tax services	0.3	—	0.3
Amortisation and other amounts written off intangible assets	—	0.5	0.5
Hire of plant and machinery – rentals payable under operating leases	0.9	—	0.9

3. Net finance cost

	2004
	£m
Finance income	
Bank deposits	0.8
Other finance income	0.1
Expected return on pension scheme assets	7.2
	8.1
Finance cost	
Parent company financing	(2.8)
Interest on pension scheme liabilities	(7.1)
	(9.9)

4. Income tax expense

	2004
	£m
Components of tax expense	
Current tax	18.7
Prior years' tax	(2.9)
Double tax relief	(0.6)
Deferred tax	(1.9)
Taxes on equity items	1.3
Income tax expense	14.6

Factors affecting tax charge for the year

Filtrona operates across the world and is subject to income tax in many different jurisdictions. Filtrona calculates its average expected tax rate as a weighted average of the national tax rates in the tax jurisdictions in which it operates.

	2004
	£m
Profit before income tax	47.3
Tax at weighted average	15.4
Effects of:	
Permanent disallowables	0.8
Overseas state and local tax	1.1
Unrelieved tax losses	0.5
Prior year adjustments	(2.9)
Other items	(0.3)
Income tax expense	14.6

Factors affecting future tax charge

The tax charge for the year is not indicative of the future as the capital structure of Filtrona after Demerger is likely to be different from the historic capital structure. The future effective tax rate is likely to be higher and equate more closely to the statutory tax rates of the countries in which Filtrona's principal operations are located.

5. Personnel expenses

	2004
	£m
Wages and salaries	101.2
Social security costs	11.8
Pension costs (Note 18)	5.5
Share option charge	1.1
	119.6

6. Earnings per share

	2004
	£m
Profit for the year attributable to Bunzl	31.5
Adjustment*	0.5
Adjusted profit for the year attributable to Bunzl	32.0
Ordinary shares in issue (million)	220.0
Basic earnings per share	14.3p
Adjustment*	0.2p
Adjusted earnings per share	14.5p

Basic and adjusted earnings per share are calculated by dividing the profit attributable to Bunzl by 220.0 million Filtrona shares, which is the number expected to be in issue at the point of Demerger.

Adjusted earnings per share is provided to reflect the underlying earnings performance of Filtrona.

* The adjustment relates to intangible amortisation.

7. Property, plant and equipment

	Land and buildings	Plant and machinery	Fixtures, fittings and equipment	Total
	£m	£m	£m	£m
Cost or deemed cost				
Beginning of year	43.5	214.4	37.4	295.3
Acquisitions	1.7	3.0	0.2	4.9
Additions	2.7	24.0	8.1	34.8
Disposals	(1.2)	(7.6)	(2.1)	(10.9)
Impairment	(2.3)	—	—	(2.3)
Currency translation	(1.8)	(7.0)	(2.3)	(11.1)
End of year	42.6	226.8	41.3	310.7
Depreciation				
Beginning of year	8.7	120.6	22.8	152.1
Charge in year	1.4	15.6	3.1	20.1
Disposals	(0.2)	(7.2)	(2.0)	(9.4)
Currency translation	(0.4)	(3.4)	(0.8)	(4.6)
End of year	9.5	125.6	23.1	158.2
Net book value at 31 December 2004	**33.1**	**101.2**	**18.2**	**152.5**

8. Intangible assets

	Goodwill	Customer lists	Total
	£m	£m	£m
Cost			
Beginning of year	48.2	—	**48.2**
Additions	5.6	15.5	**21.1**
Currency translation	(1.1)	0.6	**(0.5)**
End of year	52.7	16.1	**68.8**
Amortisation			
Beginning of year	11.1	—	**11.1**
Charge in year		0.5	**0.5**
Currency translation	(0.4)	—	**(0.4)**
End of year	10.7	0.5	**11.2**
Net book value at 31 December 2004	**42.0**	**15.6**	**57.6**

Filtrona has capitalised customer lists on acquisition since 1 January 2004.

9. Inventories

	2004
	£m
Raw materials and consumables	**21.3**
Work-in-progress	**2.7**
Finished goods and goods for resale	**29.3**
	53.3

The amount of inventories held at net realisable value and amounts recognised as income from the reversal of write-downs was not significant.

10. Trade and other receivables

	2004
	£m
Trade receivables	64.2
Other receivables	8.5
Prepayments and accrued income	5.3
	78.0
Trade receivables are stated after provision for doubtful debts of	3.2

11. Cash and cash equivalents

	2004
	£m
Bank balances	29.6
Call deposits	1.7
Cash and cash equivalents	31.3
Bank overdrafts	(1.6)
Cash and cash equivalents in the cash flow statement	29.7

12. Trade and other payables

	2004
	£m
Trade payables	34.7
Other tax and social security contributions	2.1
Other payables	16.3
	53.1

13. Interest bearing loans and borrowings

This note provides information about Filtrona's interest bearing loans and borrowings. For more information about Filtrona's exposure to interest rate and currency risk see note 14.

	2004
	£m
Non-current liabilities	
Unsecured bank loans	0.3
Parent company financing	148.3
	148.6
Current liabilities	
Unsecured non-bank loan	1.1

Terms and debt repayment schedule

	< 1 yr	1–2 yrs	2–5 yrs	> 5 yrs	2004 Total
	£m	£m	£m	£m	£m
Unsecured non-bank loan	1.1	—	—	—	1.1
Unsecured bank loans	—	0.1	0.2	—	0.3
	1.1	0.1	0.2	—	1.4
Parent company financing					148.3
					149.7

The parent company financing does not have defined repayment terms.

14. Financial instruments

Interest rate risk profile of financial assets and liabilities

Financial assets consist of cash at bank and in hand, and short term cash deposits repayable and not repayable on demand. Interest rates on short term cash deposits not repayable on demand are set for periods ranging from one day to three months. Financial assets at 31 December 2004 were £31.3m of which 22% were denominated in sterling, 10% were denominated in US dollars, 32% were denominated in euro and 36% were denominated in other currencies.

The interest charge on parent company financing has been calculated at an interest rate reflecting the effective interest charge that the Bunzl Group incurred during the year of this report.

Maturity of financial liabilities

The maturity of financial liabilities at 31 December was:

	2004
	£m
Within one year	2.7
After one year but within two years	0.1
After two years but within five years	0.2
After five years	—
	3.0
Parent company financing	148.3
	151.3

The parent company financing does not have defined repayment terms.

15. Deferred tax

Deferred tax assets and liabilities are attributable to the following:

	Assets	Liabilities	Net
	£m	£m	£m
Property, plant and equipment	(0.3)	11.7	11.4
Intangible assets	—	5.5	5.5
Employee benefits	(8.8)	—	(8.8)
Other	(4.1)	6.0	1.9
Tax (assets)/liabilities	**(13.2)**	**23.2**	**10.0**
Set off of tax	10.2	(10.2)	—
Net tax (assets)/liabilities	**(3.0)**	**13.0**	**10.0**

Movements in temporary differences in the year

	Total
	£m
Beginning of year	6.4
Credit to the income statement	(1.9)
Acquisitions	5.6
Currency translation	(0.1)
End of year	**10.0**

Deferred tax has been accounted for in respect of future remittances of the accumulated reserves of overseas subsidiary undertakings only to the extent that such distributions are accrued as receivable. Deferred income tax liabilities have not been established for the withholding tax and other tax that would be payable on the unremitted earnings of overseas subsidiaries, as such amounts are currently regarded as permanently reinvested. A deferred tax asset of £0.7m has not been recognised in respect of capital losses as the realisation of this deferred tax asset is not considered probable.

16. Provisions for liabilities and charges

	Discontinued operations	Other	Total
	£m	£m	£m
Movements			
Beginning of year	0.5	3.5	4.0
Charged to the income statement	—	2.3	2.3
Acquisitions	—	0.2	0.2
Utilised	(0.1)	(0.5)	(0.6)
Currency translation	(0.1)	(0.2)	(0.3)
End of year	**0.3**	**5.3**	**5.6**
Non-current	0.2	3.5	3.7
Current	0.1	1.8	1.9
	0.3	**5.3**	**5.6**

Other provisions relate primarily to vacant properties, workers' compensation claims, legal claims and environmental clean up costs and are expected to be utilised in the near future.

17. Directors' remuneration

Mr M J Harper and Mr S W Dryden are the only existing directors of Filtrona International Limited who will continue to act as directors of Filtrona following the Demerger. Details of their remuneration is as follows:

	Salary	Annual cash bonus	Benefits	Total
	£000	£000	£000	£000
M J Harper	285.0	72.8	18.6	376.4
S W Dryden	129.8	25.2	9.3	164.3

	Accrued benefits at 31.12.03 or date of appointment whichever is the later	Accrued benefits at 31.12.04 or date of retirement whichever is the earlier	Transfer value of accrued benefits at 31.12.03 or date of appointment whichever is the later	Change in transfer value of accrued benefits during the year, after deducting contributions made by the director during the year	Transfer value of accrued benefits at 31.12.04 or date of retirement whichever is the earlier
	£	£	£	£	£
M J Harper	100,292	116,219	1,095,828	292,228	1,413,706
S W Dryden	14,578	16,958	62,567	14,025	83,680

18. Employee benefits

Filtrona employees are members of Bunzl's defined benefit and defined contribution pension schemes. Bunzl intends that Filtrona will assume the liabilities of its employees and former employees with respect to these schemes and that assets will transfer from the Bunzl schemes to successor Filtrona schemes.

Trustees administer the schemes and the assets are held independently from Bunzl.

Pension costs of the defined benefit schemes are assessed in accordance with the advice of independent professionally qualified actuaries. Full triennial actuarial valuations were carried out on the principal European defined benefit schemes in April 2003 and annual actuarial valuations are performed on the principal US defined benefit schemes. The assets and liabilities of the defined benefit schemes have been updated to the balance sheet date from the most recent actuarial valuations taking account of the investment returns achieved by the schemes and the level of contributions.

Liabilities are split between Filtrona and Bunzl on the basis of employment. Scheme assets have been split in the same proportion as liabilities.

Contributions to all schemes are determined in line with actuarial advice, local conditions and practices. Defined benefit contributions in 2005 are expected to be £4.5 million, which consists of payments to fund future service accruals and contributions to amortise the deficit in respect of past service.

The amounts included in the special purpose combined financial statements in respect of arrangements in Europe and the US are as follows:

	2004
	£m
Amounts charged to operating profit	
Defined contribution schemes	2.6
Defined benefit schemes:	
Service cost	2.9
Total operating charge	5.5
Amounts included as finance (income)/cost	
Expected return on scheme assets	(7.2)
Interest on scheme liabilities	7.1
Net financial return	(0.1)
	5.4

	2004
	£m
Amounts recognised in the statement of changes in total equity	
Actual return less expected return on scheme assets	2.7
Experience loss on scheme liabilities	(0.4)
Impact of changes in assumptions relating to the present value of scheme liabilities	(7.0)
Actuarial loss	(4.7)

The principal assumptions used by the independent qualified actuaries for the purposes of IAS 19 were:

	Europe 2004	US 2004
Rate of increase in salaries	3.75%	4.0%
Rate of increase in pensions	2.75%	—
Discount rate	5.3%	6.0%
Inflation rate	2.75%	2.5%
Expected return on scheme assets	6.2%	8.5%

The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not be borne out in practice.

The fair value of scheme assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme liabilities, which are derived from cash flow projections over long periods and are therefore inherently uncertain, are:

	Long term rate of return	Europe 2004 Value	Long term rate of return	US 2004 Value	Total 2004 Value
		£m		£m	£m
Equities	7.0%	57.0	9.8%	16.6	73.6
Bonds	4.8%	29.9	5.8%	8.2	38.1
Other	4.4%	3.3		—	3.3
Fair value of scheme assets		90.2		24.8	115.0
Present value of scheme liabilities		(113.7)		(29.5)	(143.2)
Retirement benefit obligations		(23.5)		(4.7)	(28.2)

Movement in fair value of scheme assets/(obligation liabilities) during the year

	Scheme assets 2004	Scheme obligation liabilities 2004	Total 2004
	£m	£m	£m
Beginning of the year	98.5	(123.8)	(25.3)
Service cost		(2.9)	(2.9)
Contributions	5.5	(0.8)	4.7
Actuarial gains/(losses)	2.7	(7.4)	(4.7)
Finance income/(cost)	7.2	(7.1)	0.1
Benefits paid	(4.2)	4.2	—
Changes in scheme coverage	7.3	(7.5)	(0.2)
Currency translation	(2.0)	2.1	0.1
End of year	**115.0**	**(143.2)**	**(28.2)**

	% of scheme assets/ liabilities	2004
		£m
Experience gains and losses		
Difference between actual and expected return on scheme assets	3	2.7
Experience loss on scheme liabilities	—	(0.4)
Amounts recognised in the statement of changes in total equity	(3)	(4.7)

Share based payments

During the year certain key management personnel and senior employees were entitled to participate in share option schemes of Bunzl. A charge of £1.1m has been made on Filtrona in respect of these schemes in accordance with IFRS 2 "Share based payments". Since it is a charge related to shares in Bunzl it is not indicative of what the share charge will be going forward and therefore the disclosures required by IFRS 2 have not been given.

19. Operating lease commitments

	2004
	£m
At 31 December Filtrona had the following commitments under non-cancellable operating leases:	
Expiring within one year	1.6
Expiring between one and five years	2.5
Expiring after five years	0.3
	4.4

20. Cash inflow from operating activities

	2004
	£m
Profit for the year	**32.7**
Intangible amortisation	**0.5**
Net finance cost	**1.8**
Income tax	**14.6**
Operating profit before intangible amortisation	**49.6**
Adjustments for non-cash items:	
Depreciation	**20.1**
Share option charge	**1.1**
Impairment of property, plant and equipment	**2.3**
Other items	**2.5**
Increase in inventories	**(5.7)**
Increase in trade and other receivables	**(8.5)**
Increase in trade and other payables	**4.8**
Other cash movements	**(2.1)**
Cash inflow from operating activities	**64.1**

21. Acquisitions

On acquisition the assets and liabilities of the businesses acquired were adjusted to reflect their fair values to Filtrona. The fair value adjustments are provisional and subject to finalisation for up to one year from the date of acquisition.

The principal fair value adjustments are as follows:

The adjustment to payables reflects their estimated settlement value.

The adjustment to deferred tax includes amounts relating to the reassessment of potential liabilities that were not fully recognised on acquisition.

The principal acquisition made during 2004 was Skiffy, which Filtrona acquired in March.

The acquisition was accounted for under the purchase method of accounting and contributed £2.3m to operating profit before intangible amortisation in 2004.

		Provisional fair value adjustments		
	Book value at acquisition	Revaluation	Consistency of accounting policy	Fair value of assets acquired
	£m		£m	£m
A summary of the effect of acquisitions is detailed below:				
Property, plant and equipment	4.9	—	—	4.9
Inventories	1.8	—	—	1.8
Receivables	2.2	—	—	2.2
Payables	(0.9)	(0.7)	—	(1.6)
Cash and cash equivalents	0.9	—	—	0.9
Income tax	(0.1)	—	—	(0.1)
Provisions	(0.2)	—	—	(0.2)
Deferred tax	—	—	(5.6)	(5.6)
	8.6	(0.7)	(5.6)	2.3
Customer lists				15.5
Goodwill				5.6
Consideration				23.4
Satisfied by:				
Cash consideration				23.4
The net cash outflow in the period in respect of purchase of businesses comprised:				
Cash consideration				23.4
Cash and cash equivalents acquired				(0.9)
Net cash outflow in respect of purchase of businesses				**22.5**

22. Post balance sheet events

On 28 February 2005 the Bunzl Board announced its proposal to demerge the Filtrona Business to Bunzl Shareholders. Filtrona plc was incorporated on 5 May 2005 and will be the parent company of the Filtrona Group following the Demerger.

Filtrona's participation in the Bunzl UK Pension Schemes will cease from the Demerger date. The parties have agreed that the assets and liabilities of the Bunzl UK Pension Schemes should, insofar as they relate to employees and former employees of the Filtrona Business, be transferred to new pension schemes established by Filtrona.

The Trustees of the Bunzl UK Pension Schemes have agreed to the above transfer on the basis of the following:

- Bunzl plc will pay, prior to the Demerger, special contributions into the Bunzl UK Pension Schemes totalling £4.75 million. These payments, which are in line with the scheme actuaries' calculations dated 11 May 2005, will be inclusive of any amount that might become due from Filtrona companies on their ceasing to participate in the Bunzl UK Pension Schemes.
- Filtrona plc will accelerate contributions to a level which is expected to eliminate the deficits of the Filtrona Pension Schemes, calculated on an ongoing basis using current actuarial assumptions, over a maximum period of 10 years after the Demerger. This would increase the payments from their current level by approximately £0.5 million per annum (based on current valuations).

23. Explanation of transition to IFRS

As stated in the IFRS accounting policies, these are Filtrona's first financial statements prepared in accordance with IFRS.

The accounting policies mentioned on pages 68 to 73 of this document have been applied in preparing the special purpose combined financial statements for the year ended 31 December 2004 and in the preparation of an opening IFRS balance sheet at 1 January 2004 (Filtrona's date of transition).

In preparing its opening IFRS balance sheet, Filtrona has adjusted amounts reported in Part 5 of this document which were prepared in accordance with its old basis of accounting (UK GAAP). An explanation of how the transition from UK GAAP to IFRS has affected Filtrona's financial position and cash flows is set out in the following tables and the notes that accompany the tables.

Combined balance sheet

	Notes	At 31 December 2004 UK GAAP £m	At 31 December 2004 Effect of IFRS £m	At 31 December 2004 IFRS £m	At 1 January 2004 UK GAAP £m	At 1 January 2004 Effect of IFRS £m	At 1 January 2004 IFRS £m
Assets							
Property, plant and equipment		152.5	—	**152.5**	143.2	—	**143.2**
Intangible assets	a	51.8	5.8	**57.6**	37.1	—	**37.1**
Deferred tax assets	b	—	3.0	**3.0**	—	1.8	**1.8**
Total non-current assets		204.3	8.8	**213.1**	180.3	1.8	**182.1**
Inventories		53.3	—	**53.3**	47.4	—	**47.4**
Income tax receivable		0.5	—	**0.5**	0.6	—	**0.6**
Trade and other receivables		78.0	—	**78.0**	68.2	—	**68.2**
Cash and cash equivalents		31.3	—	**31.3**	25.0	—	**25.0**
Total current assets		163.1	—	**163.1**	141.2	—	**141.2**
Total assets		367.4	8.8	**376.2**	321.5	1.8	**323.3**
Equity							
Revaluation reserve	g	—	—	—	1.3	(1.3)	—
Translation reserve	g	—	(1.5)	(1.5)	—	—	—
Retained earnings	g	92.2	0.5	**92.7**	86.4	(0.3)	**86.1**
Total equity attributable to Bunzl		92.2	(1.0)	**91.2**	87.7	(1.6)	**86.1**
Minority interests	c	3.7	0.2	**3.9**	2.8	0.2	**3.0**
Total equity		95.9	(0.8)	**95.1**	90.5	(1.4)	**89.1**
Liabilities							
Interest bearing loans and borrowings		148.6	—	**148.6**	117.5	—	**117.5**
Retirement benefit obligations	b	19.6	8.6	**28.2**	17.5	7.8	**25.3**
Other payables		3.1	—	**3.1**	2.7	—	**2.7**
Provisions	d	5.6	(1.9)	**3.7**	4.0	(1.3)	**2.7**
Deferred tax liabilities	b, f	11.8	1.2	**13.0**	12.6	(4.4)	**8.2**
Total non-current liabilities		188.7	7.9	**196.6**	154.3	2.1	**156.4**
Bank overdrafts		1.6	—	**1.6**	2.5	—	**2.5**
Interest bearing loans and borrowings		1.1	—	**1.1**	0.9	—	**0.9**
Income tax payable		11.3	—	**11.3**	9.6	—	**9.6**
Trade and other payables	c	53.3	(0.2)	**53.1**	50.2	(0.2)	**50.0**
Provisions	d	—	1.9	**1.9**	—	1.3	**1.3**
Accruals and deferred income		15.5	—	**15.5**	13.5	—	**13.5**
Total current liabilities		82.8	1.7	**84.5**	76.7	1.1	**77.8**
Total liabilities		271.5	9.6	**281.1**	231.0	3.2	**234.2**
Total equity and liabilities		367.4	8.8	**376.2**	321.5	1.8	**323.3**

Combined income statement
for the year ended 31 December 2004

		2004		
	Notes	UK GAAP	Effect of IFRS	IFRS
		£m	£m	£m
Revenue				
Existing businesses		470.4	—	**470.4**
Acquisitions		7.1	—	**7.1**
Total revenue		477.5	—	**477.5**
Operating profit before intangible amortisation				
Existing businesses	e	51.9	(4.6)	**47.3**
Acquisitions		2.3	—	**2.3**
Total operating profit before intangible amortisation		54.2	(4.6)	**49.6**
Intangible amortisation	a	(3.0)	2.5	**(0.5)**
Operating profit before financing and income tax		51.2	(2.1)	**49.1**
Finance income		8.1	—	**8.1**
Finance cost		(9.9)	—	**(9.9)**
Profit before income tax		49.4	(2.1)	**47.3**
Profit before income tax and intangible amortisation		52.4	(4.6)	**47.8**
Income tax	f	(15.4)	0.8	**(14.6)**
Profit for the year		34.0	(1.3)	**32.7**
Attributable to:				
Bunzl: as the equity holder in Filtrona		32.8	(1.3)	**31.5**
Minority interests		1.2	—	**1.2**
Profit for the year		34.0	(1.3)	**32.7**

Cash flow

Short term bank deposits of £1.7 million (1 January 2004: £2.8 million) that are an integral part of Filtrona's cash management were classified as financing cash flows under UK GAAP have been reclassified as cash and cash equivalents under IFRS. There are no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under UK GAAP.

Notes

(a) Filtrona has applied IFRS to all business combinations that have occurred since 1 January 2004. Under IFRS Filtrona has to separately value certain other intangible assets acquired from goodwill. As a result Filtrona recognised £15.5 million as customer lists and £5.6 million as goodwill acquired in the year. Additionally under IFRS goodwill is no longer amortised but is tested annually for impairment. Customer lists are being amortised over their useful economic lives. Under IFRS Filtrona provided a £5.6 million deferred tax liability in respect of customer lists acquired in the year. This resulted in additional goodwill being recognised on acquisition.

(b) Under IFRS Filtrona can no longer present the retirement benefit obligations net of deferred tax. This increases deferred tax assets and retirement benefit obligations by £8.4 million (1 January 2004: £7.8 million). Additionally Filtrona now has to account for deferred tax on the share option charge and accordingly a deferred tax asset of £0.2 million (1 January 2004: £0.3 million) has been recognised. Previously tax was only recognised on the shares when they were exercised. Under UK GAAP deferred tax is shown net on the balance sheet. Under IFRS the assets and liabilities are required to be shown separately (net of any allowable offsets) and therefore £5.6 million (1 January 2004: £6.3 million) has been reclassified as deferred tax assets and liabilities.

(c) Under IFRS accruals cannot be made for dividends declared after the balance sheet date. Hence dividends payable to minorities of £0.2 million (1 January 2004: £0.2 million) made after the balance sheet date have been adjusted.

(d) Under IFRS provisions have been split between less than one year and more than one year.

(e) The following is an analysis of differences relating to operating profit before intangible amortisation:

	Notes	2004
		£m
Share option charge	(i)	1.1
Property impairment 1	(ii)	1.3
Property impairment 2	(iii)	1.0
Fair value adjustments related to prior year acquisitions	(iii)	1.2
		4.6

(i) IFRS requires Filtrona to account for a charge for the fair value of options and other share based incentives granted to employees.

(ii) Under UK GAAP Filtrona revalued downwards a property that had previously been revalued. Under IFRS this property was held at deemed cost at 1 January 2004 and consequently the property has been impaired through the income statement.

(iii) Under UK GAAP Filtrona was permitted to take fair value adjustments to goodwill for up to the end of the following financial year from the date of aquisition. Under IFRS Filtrona is only permitted to do this for up to one year after the date of acquisition and consequently £2.2 million was charged to the income statement.

(f) The principal difference to the income tax charge is the release of deferred tax liability in respect of the property impairment.

(g) The effect of the above differences on retained earnings is as follows:

	31 December 2004	1 January 2004
	£m	£m
Reclassification of revaluation reserve	—	1.3
Deferred tax on share options	**0.2**	0.3
Previously unprovided deferred tax on properties	**(1.2)**	(1.9)
Currency movements reclassified to translation reserve	**1.5**	—
	0.5	(0.3)

Yours faithfully

KPMG Audit Plc

PART 7

RISK FACTORS

Filtrona's business, financial position, results of operation, growth, strategies or dividend policy could be materially adversely affected by risks, including any of those set out below. These risks could also have an adverse effect on the trading price of the Filtrona Shares.

The risks described below are not the only risks faced by Filtrona. Additional risks not presently known to Filtrona or that the Directors currently deem immaterial may also impair Filtrona's business operations.

This Part 7 should be read in conjunction with the rest of this document.

1. Fluctuations in exchange rates

Filtrona may be adversely affected by fluctuations in exchange rates. The consolidated results of Filtrona's operations are accounted for in pounds sterling but the majority of Filtrona's sales are made and income earned in US dollars and other foreign currencies. Movements in exchange rates used to translate foreign currencies into sterling may have a significant impact on Filtrona's reported results of operations from year to year. This has been most noticeable recently in subsidiaries based in the US, due to the weakening of the US dollar against sterling, and has adversely affected the consolidated results in sterling in the 2002, 2003 and 2004 financial years.

2. Effective tax rate

The most recent effective tax rate for Filtrona in the Accountants' Report contained in Part 5 of this document is close to 31%. This rate is not indicative of the future as the capital structure of Filtrona after the Demerger will be different from the historic capital structure. The future effective tax rate is likely to be higher and equate more closely to the statutory tax rates of the countries in which Filtrona's principal operations are located.

3. Ability to complete acquisitions and successfully integrate operations of acquired businesses

A portion of Filtrona's historic growth has been achieved through the acquisition of businesses. The rate of any future growth that Filtrona may achieve may in part be dependent on making additional acquisitions. Whilst Filtrona has in the past made and successfully integrated a number of acquisitions, there can be no assurance that Filtrona will be able to identify, complete and integrate successfully suitable acquisitions in the future.

4. Relationship with the tobacco industry

A significant part of Filtrona's business relates to the supply of cigarette filters and tear tape to manufacturers in the tobacco industry. Accordingly the future performance of Filtrona's cigarette filters and tear tape businesses may be affected by changes in conditions within those sections of the tobacco industry which they supply, such as changes in consumption of cigarettes, changes in demand for different types of cigarette and changes in regulations affecting cigarettes. Whilst Filtrona has no history of involvement in tobacco related litigation, it could be adversely affected by the incidence of such litigation.

The Directors have no reason to believe that regulation specific to the tobacco industry is likely to cause a material adverse change in demand for Filtrona's cigarette filters and tear tape.

5. Product liability claims

Like any other manufacturer, Filtrona faces the inherent risk of exposure to product liability claims if the products Filtrona supplies fail to meet specification or the required standard.

Filtrona has, and the Directors believe that the companies Filtrona has acquired have had, product liability insurance at levels thought to be appropriate in relation to the products manufactured or sold by Filtrona, with the exception of cigarette filters, for which product liability insurance, as for other cigarette components, is not available. However, there can be no guarantee that this insurance will continue to be available at reasonable cost or at all, or will be adequate to cover product liability claims against Filtrona. If Filtrona does not have adequate insurance, product liability claims and costs associated with product recalls, including loss of business, could have a material adverse effect on Filtrona's business, operating

results and financial position. Filtrona is not and has not been a party to or otherwise involved in any litigation in relation to its cigarette filters.

6. Unfavourable economic conditions or other developments and risks in the countries in which Filtrona operates

Filtrona's business strategy has involved and continues to involve manufacture in low cost production locations. Filtrona may be adversely affected by political and economic conditions in some of these production locations. Transition towards these locations may also give rise to other execution risks normally associated with such moves, including delays to the start of production and the establishment of new distribution channels and other unforeseen factors.

7. Disruption to distribution or production facilities and information systems

Filtrona would be adversely affected if there was a significant failure of one or more of its major distribution or production facilities or of a major part of its supply chain. Disruptions may be caused by industrial disputes, fire, information systems disruption or other material business disruption. Many of the manufacturing processes of Filtrona are carried out in more than one location and hence Filtrona has the ability to mitigate this risk in part by meeting production requirements with the use of alternative manufacturing sites.

8. Customer base

In some of Filtrona's businesses the market, and hence the customer base, is relatively concentrated. This is true primarily of Filtrona's cigarette filter and tear tape businesses. Should the customers of Filtrona in those businesses decide to satisfy their requirements internally or from other suppliers, and if Filtrona were unable to win other customer orders, this could result in a significant loss of business and a resulting adverse effect on Filtrona's operating results. In the cigarette filter business, there does not appear to be a clear trend among customers as both self-manufacture and outsourcing decisions have occurred in recent years.

PART 8

ADDITIONAL INFORMATION

1. Responsibility statement

The Directors of the Company, whose names appear on page 98 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of those Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation and registered office of the Company

2.1 The Company was incorporated and registered in England and Wales as a public limited company on 5 May 2005 under the Companies Act with registered number 5444653. On 6 May 2005 the Company obtained a certificate to commence business under section 117 of the Companies Act. The principal legislation under which the Company operates is the Companies Act and regulations made thereunder.

2.2 The Company's registered office and principal place of business is at Avebury House, 201–249 Avebury Boulevard, Milton Keynes MK9 1AU.

2.3 The Company has not traded since incorporation.

2.4 The Company is to be the holding company of Filtrona International Limited and other Filtrona subsidiaries with effect from the Demerger.

3. Share capital and capital history of the Company

3.1 On incorporation, the authorised share capital of the Company was £87,500,000 divided into:

(a) 699,600,000 ordinary shares of 12½ pence each, of which one was issued for cash consideration at par to each of David Williams and Paul Hussey, the subscribers to the Company's Memorandum of Association; and

(b) 50,000 redeemable preference shares of £1 each, none of which was issued.

3.2 On 6 May 2005 50,000 redeemable preference shares of £1 each were issued fully paid to Bunzl plc and on 11 May 2005 all such shares were redeemed at par and cancelled from the Company's issued share capital.

3.3 On 11 May 2005 four ordinary shares of 12½ pence each were issued for cash consideration to each of David Williams and Paul Hussey.

3.4 By ordinary and special resolutions passed on 13 May 2005:

(a) the 50,000 unissued redeemable preference shares of £1 each in the authorised capital of the Company were redesignated as 80,000 ordinary shares of 62½ pence each;

(b) the 699,599,990 unissued ordinary shares of 12½ pence each in the authorised capital of the Company were redesignated as 139,919,998 ordinary shares of 62½ pence each;

(c) the issued share capital of the Company comprising 10 ordinary shares of 12½ pence each was consolidated on the basis that every five issued ordinary shares of 12½ pence each were consolidated into one ordinary share of 62½ pence each;

(d) the authorised share capital of the Company was increased from £87,500,000 to £625,000,000 by the creation of an additional 860,000,000 ordinary shares of 62½ pence each;

(e) the Filtrona Articles (as summarised in paragraph 4 of this Part 8) were adopted;

(f) the Directors were generally and unconditionally authorised, in accordance with section 80 of the Companies Act, to exercise all powers of the Company to allot relevant securities (as defined in section 80(2) of the Companies Act):

(i) up to an aggregate nominal amount of £276,250,000 representing the allotment of up to 442,000,000 Filtrona Shares for the purposes of the Demerger; and

(ii) subject to and conditional upon Admission, up to an additional aggregate nominal amount equal to £90,834,000, to be reduced to £18,167,000 upon confirmation by the Court of the Reduction of Capital;

such authority to expire at the conclusion of the first annual general meeting of the Company save that the Company may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement;

(g) the Directors were generally empowered, pursuant to section 95 of the Companies Act, to allot equity securities (within the meaning of section 94(2) of the Companies Act) for cash pursuant to the authority referred to in sub-paragraph (f)(ii) above as if section 89(1) of the Companies Act did not apply to any such allotment, provided that this power is limited to:

(i) the allotment of equity securities in connection with an issue in favour of the holders of Filtrona Shares on the register of members at such record date or dates as the Directors may determine for the purpose of any issue where the equity securities respectively attributable to the interests of the holders of Filtrona Shares are proportionate (as nearly as may be) to the respective numbers of Filtrona Shares held by them at any such record date or dates so determined provided that the Directors may make such arrangements or exclusions as they consider necessary or expedient in respect of fractional entitlements or legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and

(ii) the allotment (otherwise than pursuant to sub-paragraph (g)(i) above) of equity securities up to an aggregate nominal amount of £2,725,000,

such power to expire on the conclusion of the first annual general meeting of the Company save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement.

The disapplication will give the Directors flexibility to issue shares for cash following Admission. No such issue is presently contemplated;

(h) subject to and conditional upon Admission every two Filtrona Shares of nominal value 62½ pence each shall be consolidated into one Filtrona Share of nominal value 125 pence each and fractional entitlements to Filtrona Shares arising on the consolidation shall be aggregated and sold and the aggregate proceeds (net of any commissions, dealing costs and administrative expenses) shall be remitted to the relevant shareholders proportionately to their fractional entitlements (save that, in the event that any shareholder's entitlement is, when aggregated with his equivalent entitlement in respect of the Bunzl Share Consolidation, less than £3, that shareholder's entitlement shall be retained by the Company);

(i) subject to and conditional upon Admission and to the Share Consolidation being approved, and to confirmation by the Court of the Reduction of Capital, the Company was generally and unconditionally authorised to make one or more market purchases (within the meaning of section 163(3) of the Companies Act) on the London Stock Exchange of Filtrona Shares provided that:

(i) the maximum aggregate number of Filtrona Shares authorised to be purchased is 21,800,000;

(ii) the minimum price which may be paid for Filtrona Shares is 25 pence per share (exclusive of expenses);

(iii) the maximum price (exclusive of expenses) which may be paid for a Filtrona Share is not more than 5% above the average of the middle market quotations for a Filtrona Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Filtrona Share is purchased;

(iv) unless previously revoked, varied or extended, the authority conferred shall expire at the conclusion of the first annual general meeting of the Company or, if earlier, on 10 November 2006,

save that the Company may make a contract or contracts to purchase Filtrona Shares under the authority conferred prior to the expiry of such authority that will or may be executed wholly or partly after the expiry of such authority and may make a purchase of Filtrona Shares in pursuance of any such contract or contracts; and

(j) conditional upon Admission and the Filtrona Share Consolidation becoming effective the nominal value of each Filtrona Share shall be reduced from 125 pence to 25 pence.

3.5 At completion of the Demerger, the Company will allot and issue Filtrona Shares to Bunzl Shareholders on the Bunzl Share Register on the basis of one Filtrona Share for each Bunzl Share held at the Demerger Record Time, save that the number of Filtrona Shares to be allotted and issued to each of David Williams and Paul Hussey as Bunzl Shareholders will be reduced by the number of Filtrona Shares held by them (being one Filtrona Share each) so that upon the Demerger becoming effective all holders of Filtrona Shares (including David Williams and Paul Hussey) will hold one Filtrona Share for each Bunzl Share held at the Demerger Record Time.

3.6 The Company's authorised share capital as at 16 May 2005, the latest practicable date prior to the publication of this document, was £625,000,000 comprising 1,000,000,000 Filtrona Shares of nominal value 62½ pence each. The Company's issued and fully paid share capital as at that date was two Filtrona Shares. Immediately following Admission it is expected that the Company's issued share capital will be approximately 220,000,000 Filtrona Shares. This is based on the number of Bunzl Shares in issue on 16 May 2005 (the latest practicable date prior to the publication of this document) plus an estimate of the maximum number of additional Bunzl Shares that may be issued prior to the Demerger Record Time.

3.7 Immediately prior to Admission and the Filtrona Share Consolidation, up to 440,000,000 Filtrona Shares of nominal value 62½ pence each will be issued pursuant to the Demerger. The Company's authorised and issued share capital on and following Admission and the Filtrona Share Consolidation will be:

	Authorised share capital		Issued and fully paid share capital	
	Number	Aggregate nominal amount	Number	Aggregate nominal amount
On Admission(1)(2)				
Ordinary shares of nominal value 125 pence each	500,000,000	£625,000,000	220,000,000	£275,000,000

Notes:

(1) The Filtrona Share Consolidation occurs on Admission.

(2) The above figures are based on the number of Bunzl Shares in issue on 16 May 2005 plus an estimate of the maximum number of additional Bunzl Shares that may be issued prior to the Demerger Record Time.

3.8 Save as disclosed in paragraphs 3.1, 3.2, 3.3 and 3.4 above and in paragraphs 6, 7 and 8 below, since the date of its incorporation no share or loan capital of the Company has been issued or agreed to be issued, or is now proposed to be issued, for cash or any other consideration and no commissions, discounts, brokerages or other special terms have been granted by the Company in connection with the issue or sale of any such capital. At the date of this document the Company has no subsidiaries and, accordingly, there has been no material issue of share or loan capital by any subsidiary undertaking of the Company for cash or other consideration.

3.9 Save in respect of the Filtrona Share Incentive Plans (see paragraph 8 below), it has not been agreed that any authorised share or loan capital of the Company will, following Admission, be subject to any option.

3.10 The Company will be subject to the continuing obligations of the UKLA with regard to the issue of shares for cash. The provisions of section 89 of the Companies Act (which confer on the Filtrona Shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash other than by way of allotment to employees under an employees' share scheme as defined in section 743 of the Act) apply to the authorised but unissued share capital of the Company (in respect of which the Directors have authority to make allotments pursuant to section 80 of the Act

as referred to in sub-paragraph 3.4(f) above) except to the extent such provisions have been disapplied as referred to in paragraph 3.4(g) above.

3.11 The Filtrona Shares will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the Filtrona Shares.

3.12 No Filtrona Shares have been marketed to, nor are available for purchase in whole or part by, the public in the United Kingdom or elsewhere in conjunction with the Demerger. This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities in the Company.

3.13 Those Bunzl Shareholders who hold share certificates in respect of Bunzl Shares will receive share certificates in respect of their consolidated Filtrona Shares. Share certificates are expected to be despatched by the Registrar by 16 June 2005. Temporary documents of title will not be issued. All transfers between the date on which dealings in Filtrona Shares begin and the date on which share certificates in respect of Filtrona Shares are despatched will be certified against the Filtrona Share Register. Share certificates will not be renounceable.

4. Summary of the Memorandum and Articles of Association

4.1 Memorandum of Association

The principal objects of the Company are to act as a holding company and to carry on any trade or business whatsoever. The objects of the Company are set out in full in clause 3 of the memorandum of association which is available for inspection at the address specified in paragraph 24 below.

4.2 Articles of Association

The Filtrona Articles, adopted on 13 May 2005, conditional upon the Demerger becoming effective and Admission, include provisions to the following effect:

(a) Rights Attaching to Filtrona Shares

(i) Share capital

The authorised share capital of the Company is £625,000,000 divided into 1,000,000,000 ordinary shares of 62½ pence each.

(ii) Share rights

Subject to applicable statutes (in this paragraph the "Companies Acts"), any resolution passed by the Company under the Companies Acts and other shareholders' rights, shares may be issued with such rights and restrictions as the Company may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as the Board (as defined in the Articles) may decide. Redeemable shares may be issued. Subject to the Articles, the Companies Acts and other shareholders' rights, unissued shares are at the disposal of the Board.

(iii) Voting rights

Subject to any rights or restrictions attaching to any class of shares, every member present in person at a general meeting or class meeting has, upon a show of hands, one vote, and every member present in person or by proxy has, upon a poll, one vote for every share held by him. No member shall be entitled to vote at any general meeting or class meeting in respect of any share held by him if any call or other sum then payable by him in respect of that share remains unpaid or if a member has been served with a restriction notice (as defined in the Articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Acts.

(iv) Dividends and other distributions

The Company may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Board. Subject to the Companies Acts, the Board may pay interim dividends, and also any fixed rate dividend, whenever the financial position of the Company, in the opinion of the Board, justifies its payment. If the Board acts in good faith, it

is not liable to holders of shares with preferred or *pari passu* rights for losses arising from the payment of interim or fixed dividends on other shares.

The Board may withhold payment of all or any part of any dividends or other moneys payable in respect of the Company's shares from a person with a 0.25% interest (as defined in the Articles) if such a person has been served with a restriction notice (as defined in the Articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Acts.

Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid. Except as set out above, dividends may be declared or paid in any currency.

The Board may, if authorised by an ordinary resolution of the Company, offer ordinary shareholders (excluding any member holding shares as treasury shares) in respect of any dividend the right to elect to receive ordinary shares by way of scrip dividend instead of cash.

Any dividend unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and revert to the Company.

The Company may stop sending cheques, warrants or similar financial instruments in payment of dividends by post in respect of any shares or may cease to employ any other means of payment, including payment by means of a relevant system, for dividends if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed or (ii) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable inquiries have failed to establish any new address or account of the holder. The Company may resume sending dividend cheques, warrants or similar financial instruments or employing that means of payment if the holder requests such resumption in writing.

On a liquidation, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Companies Acts, divide among the members (excluding any member holding shares as treasury shares) in kind all or part of the assets of the Company (whether they shall consist of property of the same kind or not).

(v) Variation of rights

Subject to the Companies Acts, rights attached to any class of shares may be varied with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. At every such separate general meeting (except an adjourned meeting) the quorum shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class.

(vi) Form and transfer of shares

The shares are in registered form.

Any shares in the Company may be held in uncertificated form and, subject to the Articles, title to uncertificated shares may be transferred by means of a relevant system. Provisions of the Articles do not apply to any uncertificated shares to the extent that such provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of shares by means of a relevant system.

Subject to the Articles, any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the Board may approve. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly-paid share) the transferee.

The transferor of a share is deemed to remain the holder until the transferee's name is entered in the Share Register.

The Board may, in its absolute discretion and without giving any reason, decline to register any transfer of any share which is not a fully paid share. The Board may also decline to register a transfer of a certificated share unless the instrument of transfer:

(A) is duly stamped or certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may reasonably require;

(B) is in respect of only one class of share; and

(C) if to joint transferees, is in favour of not more than four such transferees.

Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the Uncertificated Securities Regulations (as defined in the Articles) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

The Board may decline to register a transfer of any of the Company's certificated shares by a person with a 0.25 per cent. interest (as defined in the Articles) if such a person has been served with a restriction notice (as defined in the Articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Acts, unless the transfer is shown to the Board to be pursuant to an arms' length sale (as defined in the Articles).

(vii) Alteration of share capital

The Company may by ordinary resolution increase, consolidate, consolidate and then divide, or (subject to the Companies Acts) sub-divide its shares or any of them. The Company may, subject to the Companies Acts, by special resolution reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

(viii) Purchase of own shares

Subject to the Act and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class in any way and at any price (whether at par or above or below par) and may hold such shares as treasury shares.

(b) Directors

(i) Appointment of Directors

Directors may be appointed by the Company by ordinary resolution or by the Board. A Director appointed by the Board holds office only until the next following annual general meeting of the Company and is then eligible for election by shareholders but is not taken into account in determining the Directors or the number of Directors who are to retire by rotation at that meeting.

(ii) Age of Directors

No person is disqualified from being a Director or is required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age, nor is it necessary to give special notice of a resolution appointing or electing such a Director. If the Board convenes any general meeting at which, to the knowledge of the Board, a Director who is 70 or over will be proposed for appointment or reappointment, it must give notice of his age in the documents convening the meeting.

(iii) Retirement of Directors

At every annual general meeting of the Company, a minimum of one-third of the Directors shall retire by rotation. The Directors to retire by rotation shall be those who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number so retiring is less than the minimum number of Directors required to retire, additional Directors up to that number shall also retire. The additional Directors to retire shall be those who have been longest in office or, in the case of those who were appointed or re-appointed on the same day, shall be (unless they otherwise agree) determined by lot. Any Director who is aged 70 or more or who has held office with the

Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting shall also retire.

(iv) Removal of Directors by special resolution

The Company may by special resolution remove any Director before the expiration of his period of office.

(v) Remuneration of Directors

Each of the Directors shall be paid a fee at such rate as may from time to time be determined by the Board but the aggregate of all such fees so paid to the Directors shall not exceed £500,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the Company. Any Director who is appointed to any executive office shall be entitled to receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board or any committee authorised by the Board may decide, either in addition to or in lieu of his remuneration as a Director. In addition, any Director who performs services which in the opinion of the Board or any committee authorised by the Board go beyond the ordinary duties of a Director, may be paid such extra remuneration as the Board or any committee authorised by the Board may determine. Each Director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the Board, or committees of the Board or of the Company or any other meeting which as a Director he is entitled to attend, and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director.

(vi) Pensions and gratuities for Directors

The Board or any committee authorised by the Board may exercise the powers of the Company to provide benefits either by the payment of gratuities or pensions or by insurance or in any other manner for any Director or former Director or his relations, dependants or persons connected to him, but no benefits (except those provided for by the Articles) may be granted to or in respect of a Director or former Director who has not been employed by or held an executive office or place of profit under the Company or any of its subsidiary undertakings or their respective predecessors in business without the approval of an ordinary resolution of the Company.

(vii) Permitted interests of Directors

Subject to the provisions of the Companies Acts, and provided he has declared the nature of his interest to the Board as required by the Companies Acts, a Director is not disqualified by his office from contracting with the Company in any manner, nor is any contract in which he is interested liable to be avoided, and any Director who is so interested is not liable to account to the Company or the members for any benefit realised by the contract by reason of the Director holding that office or of the fiduciary relationship thereby established.

A Director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of Director and may be paid such extra remuneration for so doing as the Board may decide, either in addition to or in lieu of any remuneration provided for by other articles. A Director may also be or become a Director or other officer of, or be otherwise interested in, or contract with any company promoted by the Company or in which the Company may be interested and shall not be liable to account to the Company or the members for any benefit received by him, nor shall any such contract be liable to be avoided.

A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services.

(viii) Indemnity of officers

Subject to the provisions of the Companies Act the Company may indemnify any Director of the Company, or any associated company, against any liability and may purchase and maintain for any such Director insurance against any liability.

(c) Restrictions on voting

Except as mentioned below, no Director may vote on, or be counted in a quorum in relation to, any resolution of the Board in respect of any contract in which he is to his knowledge materially interested and, if he does so, his vote shall not be counted. These prohibitions do not apply to a Director in relation to:

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him for the benefit of the Company or any of its subsidiary undertakings;

(ii) the giving of any guarantee, indemnity or security to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings which he has himself guaranteed, indemnified or secured in whole or in part;

(iii) the subscription or purchase by him of shares, debentures or other securities of the Company or of any of the subsidiary undertakings pursuant to any offer or invitation in which the Director is or may be entitled to participate as a holder of securities;

(iv) the underwriting by him of any shares, debentures or other securities of the Company or any of its subsidiary undertakings;

(v) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(vi) any contract concerning any other company (not being a company in which the Director owns 1% or more (as defined in the Articles)) in which he is interested directly or indirectly;

(vii) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme, or retirement, death or disability benefits scheme which relates to both the Directors and employees of the Company or any of its subsidiary undertakings and does not provide in respect of any Director as such any privilege or advantage not accorded to the employees to whom such scheme or fund relates;

(viii) any contract for the benefit of employees of the Company or any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any Director as such any privilege or advantage not accorded to the relevant employees; and

(ix) any contract for the purchase or maintenance for any director of insurance against any liability.

Subject to the Companies Acts, the Company may by ordinary resolution suspend or relax the above provisions to any extent or ratify any transaction not duly authorised by reason of a contravention of such provisions.

(d) Borrowing powers

Subject to the Company's memorandum of association, the Articles, the Companies Acts and any directions given by the Company by special resolution, the business of the Company will be managed by the Board who may exercise all the powers of the Company, whether relating to the management of the business of the Company or not. In particular, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge any of its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities and to give security for any debt, liability or obligation of the Company or of any third party. The Board must restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure that the aggregate principal amount from time to time outstanding of all borrowings (as defined in the Articles) by the Group (exclusive of borrowings within the Group) shall not, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to two times the adjusted capital and reserves (as defined in the Articles).

(e) Members resident abroad or on branch registers

Any member whose registered office is not within the United Kingdom can give the Company a postal address within the United Kingdom at which notices or documents may be served, on or delivered to, him. Alternatively, if the Board agrees, such member can have notices or documents sent to him by electronic communications (as defined in the Articles) to an address provided by such member. Otherwise, a member whose registered address is not within the United Kingdom is not entitled to receive any notice or document from the Company. For a member registered on a branch register, notices or documents can be posted or despatched in the United Kingdom or in the country where the branch register is kept.

4.3 Transferability of shares

The power to register the transfer of a share which is not a fully paid share shall not be exercised in a manner as to prevent dealings in shares in the Company from taking place on an open and proper basis.

5. Directors

5.1 The Directors and their functions are as follows:

Jeffery Francis Harris	Chairman (non-executive)
Mark Jeremy Harper	Chief Executive
Stephen William Dryden	Finance Director
Paul Joseph Drechsler	Non-executive Director
Adrian Richard Auer	Non-executive Director
Paul Heiden	Non-executive Director

The business address of each of the Directors is Avebury House, 201–249 Avebury Boulevard, Milton Keynes MK9 1AU.

5.2 Details of those companies and partnerships outside the Group of which the Directors are currently directors or have been directors or partners at any time during the five years prior to the date of this document are as follows:

Director	Current directorships and partnerships	Previous directorships and partnerships
Jeff Harris	Associated British Foods plc Bunzl plc Anzag AG	Alliance UniChem plc Alliance UniChem Pension Trustee Limited Alliance UniChem Quest Trustee Limited SDA Pharmaceuticals Limited
Mark Harper	Bunzl plc	None
Steve Dryden	Filtrona International Limited	Dormer House Charitable School Trust Limited
Paul Drechsler	Wates Group Limited	Imperial Chemical Industries plc
Adrian Auer	Bespak plc Foseco plc Readymix plc	Admiral plc RMC Group Limited Rugby Holdings Limited Taylor Woodrow plc Vondel Unlimited
Paul Heiden	Bunzl plc FKI plc	Rolls-Royce Group plc

5.3 At the date of this document the Directors:

(a) have not been directors or partners of any companies (other than companies which are disclosed in paragraph 5.2 above or are subsidiaries thereof) or partnerships at any time in the previous five years;

(b) have no unspent convictions relating to indictable offences;

(c) have had no bankruptcies or individual voluntary arrangements;

(d) have not been directors with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors of such company;

(e) have not been partners of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangements of such partnership;

(f) have not been partners of any partnership at the time of or within 12 months preceding a receivership of any assets of such partnership;

(g) have not had any of their assets subject to any receivership; and

(h) have not received any public criticisms by statutory or regulatory authorities (including designated professional bodies) and have not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

6. Directors' and other interests

6.1 Prior to the Demerger becoming effective, none of the Directors or other connected persons (within the meaning of section 346 of the Companies Act) will have any interest in Filtrona Shares.

6.2 Immediately following the Demerger and the Filtrona Share Consolidation becoming effective, and on Admission, the interests of the Directors and their immediate families (all of which are beneficial unless otherwise stated) in the issued share capital of Filtrona that: (a) are required to be notified by each Director pursuant to section 324 or section 328 of the Companies Act; (b) are required pursuant to section 325 of the Companies Act to be entered into the register referred to therein; or (c) are interests of a connected person (within the meaning of section 346 of the Companies Act) of a Director which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director, are, based on their holdings of Bunzl Shares on 16 May 2005 (being the latest practicable date prior to the publication of this document) expected to be as follows:

Director	No. of Filtrona Shares
Jeff Harris	1,651
Mark Harper	12,535
Steve Dryden	Nil
Paul Drechsler	Nil
Adrian Auer	Nil
Paul Heiden	1,500

Notes:

(i) Mark Harper's interest will include 412 Filtrona Shares held in the name of his spouse.

(ii) Paul Heiden's entire interest in Filtrona Shares will be held in the name of his spouse.

These shareholdings represent in each case less than 0.1% of the Company's expected issued share capital on Admission.

It is proposed that, following the Demerger, each of Mr Harper and Mr Dryden will be granted options over Filtrona Shares under Part A of the Long Term Incentive Plan 2005 (described in paragraph 8.1 of this Part 8) having a value equal to his annual salary. It is also proposed that each of Mr Harper and Mr Dryden will be made an award over Filtrona Shares under Part B of the LTIP (described in paragraph 8.1 of this Part 8) having a value equal to his annual salary and may also be granted a "one off" matching award in the circumstances described in paragraph 8.1(d) of this Part 8.

A share ownership guideline is in place under which each executive Director will be expected to retain a shareholding worth at least equal to his basic annual salary. A period of three years is allowed for executive Directors who are promoted to achieve this shareholding, with an additional two years permitted in the case of external appointments.

6.3 Save as disclosed in paragraph 6.2 above, upon Admission no Director nor any person connected with a Director will have any interest in any share or loan capital of the Company and there is no person to whom any capital of the Company or any member of the Group is under option or agreed unconditionally to be put under option.

6.4 As at the date of this document, no Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the Group and which were effected by any member of the Group during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

6.5 The Company is not aware of any person who, following implementation of the Demerger, directly or indirectly, acting, jointly with others or acting alone, exercises or could exercise control over the Company.

6.6 None of the Directors had a beneficial interest in any contract to which the Company or its subsidiaries was a party during the financial year.

6.7 There are no outstanding loans or guarantees granted or provided by any member of the Company to or for the benefit of any of the Directors.

6.8 Based on the interests in Bunzl of which the Company is aware as at 16 May 2005 (being the latest practicable date prior to the publication of this document) and the anticipated issued share capital of the Company upon Admission (referred to in paragraph 3.7 above) and assuming the Demerger and the Filtrona Share Consolidation become effective, so far as the Company is aware no person other than those listed below are, or will be immediately following the Demerger, directly or indirectly interested in 3% or more of Filtrona Shares.

Shareholders	No. of Filtrona Shares	% of issued share capital
Aviva plc	7,019,161	3.21
Barclays PLC	11,263,367	5.14
Fidelity Investments	10,848,439	4.95
Legal & General Investment Management	8,722,579	3.98
Lloyds TSB Group Plc	6,774,934	3.01

7. Directors' service agreements, terms of appointment and remuneration

7.1 Executive Directors' service agreements

Mark Harper has a service contract with the Company dated 12 May 2005. It commences on the date the Demerger becomes effective, and continues unless and until terminated by Mr Harper giving not less than 12 months' notice in writing, or by the Company giving not less than 12 months' notice in writing. In the event of a change of control of the Company, the Company may terminate Mr Harper's employment by giving not less than 12 months' notice in writing or a sum in lieu of notice (or any unexpired part thereof). In addition, should there be a diminution event (as defined) within six months of a change of control, or should Mr Harper have been required by the Company to remain on garden leave following a change of control, Mr Harper may terminate his employment forthwith and is entitled to a termination payment equal to 12 months' remuneration. Mr Harper's service contract provides for an annual basic salary of £375,000. In addition, he is provided with a company car or car allowance and death in service life insurance of four times annual basic salary. Following the Demerger he will be eligible to participate in a scheme that offers comparable benefits to the Bunzl Senior Pension Scheme. The contribution from Mr Harper will be 9% of his annual basic salary from time to time with the employer meeting the balance of the cost. He is also eligible to participate in an executive bonus scheme to be decided on by the Remuneration Committee from time to time. Half of this bonus will normally be paid in cash and the other half will be deferred under the rules of the Filtrona Deferred Annual Share Bonus Plan. In addition, he will be eligible to participate in the Filtrona Long Term Incentive Plan 2005 and the Filtrona Sharesave Plan. Mr Harper is also a member of the corporate health plan. Mr Harper is subject to post-termination restrictive covenants in favour of the Group.

Steve Dryden has a service contract with the Company dated 12 May 2005. This contract contains the same terms as that of Mr Harper, except where specified. Mr Dryden's service contract provides for

an annual basic salary of £230,000 but does not include any provisions dealing with the compensation due to Mr Dryden in the event of a change of control of the Company. Following the Demerger he will be eligible to participate in a scheme that offers comparable benefits to the Bunzl Pension Scheme. The contribution from Mr Dryden will be 7% of his annual basic salary up to the earnings cap from time to time with the employer meeting the balance of the cost. Mr Dryden receives an annual pension allowance of 20% of base salary above the earnings cap.

7.2 Non-executive directors' terms of appointment

Jeff Harris was appointed as non-executive Chairman of the Company, and Paul Drechsler, Adrian Auer and Paul Heiden were appointed as non-executive Directors, pursuant to the terms of letters of appointment from the Company dated 12 May 2005. Each of the non-executive Directors has been appointed for an initial term of three years and his appointment may be terminated on not less than three months' notice by either party. Mr Harris receives a fee of £150,000 per annum and Mr Drechsler, Mr Auer and Mr Heiden will each receive a fee of £32,000 per annum. In addition, Mr Auer will receive a fee of £8,000 per annum in respect of his appointment as Chairman of the Audit Committee and Mr Drechsler will receive a fee of £8,000 per annum in respect of his appointment as Chairman of the Remuneration Committee. The non-executive Directors are not entitled to participate in any of the Filtrona Share Incentive Plans.

7.3 Remuneration

The total emoluments receivable by the Directors set out in paragraphs 7.1 and 7.2 above will not be varied as a result of the Demerger. On the basis of the arrangements set out above, the aggregate remuneration to be paid and benefits in kind to be granted by all members of the Filtrona Group to the Directors which would be payable in respect of the full financial year ending 31 December 2005 is expected to be approximately £693,090 (2004: £442,686), which excludes any amounts in respect of bonuses which may be payable to the Directors.

There is no arrangement under which any Director has waived or agreed to waive future emoluments nor has there been any waiver of emoluments during the financial year immediately preceding the date of this document.

8. Filtrona Share Incentive Plans

8.1 Filtrona Long Term Incentive Plan 2005 (the "LTIP")

(a) Introduction

The following is a summary of the main features of the LTIP. The LTIP comprises two parts:

(i) Part A, under which the Board may grant share option awards; and

(ii) Part B, under which the Board may grant performance share awards.

The operation of the LTIP will be supervised by the Remuneration Committee.

(b) Eligibility

The Remuneration Committee will have discretion to decide which executives participate in the LTIP, provided they are not within six months of their scheduled retirement date. However, in the case of executive Directors, awards may only be granted to individuals who spend the majority of their working time with the business.

(c) Part A of the LTIP: share option awards

A share option award consists of an option to acquire shares at a fixed price, subject to performance conditions, as described below. There are two sections to this part of the LTIP. The Company intends to seek HM Revenue and Customs approval of the "Approved" section, which has tax benefits for UK executives. The "Unapproved" section, which is not designed for HM Revenue and Customs approval, is intended to be used primarily where executives have more than £30,000 worth of outstanding approved options and/or are not subject to tax in the UK. Except to the extent required to obtain HM Revenue and Customs approval, the Approved and Unapproved sections are in all material respects identical.

(i) Individual limit

Participants may receive share option awards over shares worth up to two times basic salary or £250,000 (whichever is greater) in any financial year.

(ii) Performance conditions

A share option award will normally be exercisable between three and 10 years following its grant, but only if a specified performance condition has been satisfied.

It is proposed that the performance condition for the first share option awards will be based on the Company's earnings per share growth (adjusted to exclude items which do not reflect the Company's underlying financial performance and goodwill amortisation) relative to inflation over three financial years. The following performance targets will apply to these awards:

Average annual eps growth in excess of inflation	Level of annual share option award
3%	up to 1.25 × salary
4%	over 1.25 × salary to 1.75 × salary
6%	over 1.75 × salary to 2 × salary

The performance condition will be tested after three financial years and there will be no provision for retesting. Accordingly to the extent the performance condition has not been met after three financial years, the relevant share option awards will lapse. The Remuneration Committee will review the performance conditions each time share options are awarded in order to ensure that they remain challenging and may impose different conditions on share options awarded in subsequent years, provided that any new conditions are no less challenging. The performance may also be adjusted in certain circumstances, for example in the event of a rights issue.

(iii) Exercise of share option awards

The price per share payable upon the exercise of a share option award will not be less than the higher of:

(A) the price of an ordinary share on the London Stock Exchange on either the date of grant or a day shortly before the date of grant, as determined by the Remuneration Committee; and

(B) the nominal value of an ordinary share if the share option award relates to unissued shares.

(d) Part B of the LTIP: performance share awards

A performance share award consists of a conditional right to receive shares in the Company, subject to performance conditions, on the basis described below. Participants will make either no payments or only a nominal payment for the grant and exercise of performance share awards.

(i) Grant levels

Participants may receive performance share awards over shares worth up to twice their basic salary in any financial year. This excludes any matching awards, as described below.

Participants may also be granted a "one off" performance share award following the Demerger linked to their investment in the Company's shares. For the initial grant of these performance share awards, participants will be invited to purchase shares up to a certain value, depending on their seniority, with executive Directors being invited to purchase up to £150,000 worth of shares. These participants will then be granted performance share awards over shares of up to twice the number of shares they purchased.

(ii) Performance conditions

A performance share award will not normally be exercisable before the third anniversary of its grant and may only be exercised to the extent that the applicable performance conditions have been satisfied and will, for employees based outside the US, then remain capable of being exercised up to the sixth anniversary of grant. For employees based in the US once the

performance conditions have been satisfied the grant must be exercised within 30 days of vesting.

In the case of the vesting of those matching performance share awards granted by reference to shares acquired by participants, not only will the applicable performance conditions have to be satisfied but those awards will only vest to the extent that participants have retained the shares they acquired. If a participant sells any of his shares before the time when vesting would occur under the performance conditions, his related performance share award will be reduced on a pro rata basis.

It is proposed that the extent to which performance share awards vest will be subject to the Company's total shareholder return ("TSR") performance over a three year period relative to the TSR performance of a specified group of companies. For the initial performance share awards the comparator group will be the FTSE 250 companies (excluding investment trusts) at the start of the three year performance period.

TSR will be calculated over the three year period. Except in the case of the initial performance share awards, the three year performance period will start with the beginning of the calendar month in which a performance share award is made and the relevant TSR figures will be averaged over a one month period at the beginning and end of the performance period. In the case of the initial performance share awards, the three year performance period will start on the date of grant of those awards and the relevant TSR figures at the beginning of the performance period will be averaged over the 30 day period before the date of grant, or, if shorter, the period between the date when the Company's shares are first quoted on the London Stock Exchange and the date of grant. The relevant TSR figures will also be averaged over the one month period at the end of the performance period.

If there are subsequent performance share awards made in the same financial year, for administrative convenience the Remuneration Committee may deem that they are also calculated with the same performance period, but with the default that the period will start with the beginning of the calendar month in which the later award is made. Unless the Remuneration Committee decides to the contrary, the same comparator group will apply to all performance share awards made in the same financial year.

A performance share award will vest in full only if the Company's TSR performance is ranked at upper quartile or above within the peer group and the following vesting schedule will apply:

TSR	Proportion of performance share award exercisable
Below median	0
Median	25%
Median to upper quartile	25% – 100% (pro rata, on a straight line basis)
Upper quartile or above	100%

The performance condition will be tested after three years and there will be no provision for retesting. Accordingly to the extent the performance condition has not been met after three years, the relevant performance share awards will lapse. As with the share option awards, the Remuneration Committee will review the performance conditions each time performance share awards are granted in order to ensure that they remain challenging and may impose different conditions on performance share awards granted in subsequent years provided that any new conditions are no less challenging. Again, the performance conditions may also be adjusted in certain circumstances, for example in the event of a rights issue.

(e) Other terms common to both Part A and Part B of the LTIP

(i) Grant levels

The maximum levels of share option grants and performance share awards are as noted above. However, at the present time it would be the Company's intention that the combined grants under Part A and Part B of the LTIP for each participant will be no more than two times salary in options/awards in any financial year or total face value of up to £250,000 (whichever is greater), excluding the "one off" matching opportunity in the first year described in paragraph 8.1(d)(i).

(ii) Plan limits

No awards may be granted under the LTIP which would cause the number of shares issued or issuable (or transferred as the case may be if treasury shares are used) pursuant to awards granted in the period of 10 calendar years ending in that year, under the LTIP or under any other executive share incentive scheme, to exceed 5% of the Company's issued share capital from time to time.

The same restrictions will apply to awards granted under all of the Company's share incentive plans, but with an overall limit of 10% of the Company's issued share capital from time to time.

HM Revenue and Customs approved share option awards are limited to an aggregate of £30,000 worth of shares held at any one time per executive (or such other limit as may be prescribed by UK tax legislation from time to time).

(iii) Executives who leave employment

Awards normally lapse following cessation of employment. However where the cessation is by reason of death, injury, disability, ill health, retirement, redundancy or the sale from the Filtrona Group of the company or business in which an executive works, and in other circumstances specified by the Remuneration Committee from time to time, the Remuneration Committee will have the discretion to permit the exercise of awards. In these cases, awards will be capable of exercise for a period of 12 months (or, if later, up to 42 months from the date an award is granted). In exercising its discretion, the Remuneration Committee may have regard to the circumstances of departure and the extent to which the relevant performance condition has been met at the date of cessation of employment. In the case of the exercise of awards following cessation by reason of retirement, the Remuneration Committee has no discretion to waive the performance condition; in these circumstances awards will continue to exist for the normal three year period and will only vest to the extent the performance conditions have been met over that period.

In the case of HM Revenue and Customs approved share option awards, participants who leave in the compassionate circumstances specified above will have a right to exercise their awards for a period of 12 months (or, at the discretion of the Remuneration Committee, if later up to 42 months from the date an award is granted). The performance condition will cease to apply in these circumstances.

Awards may be exercised in full in the event of a takeover, scheme of arrangement or winding up of the Company (other than an internal reorganisation) provided that the Remuneration Committee is satisfied that the performance of the Company has been satisfactory over the period from the grant of the award up to the time of the relevant event.

(iv) Rights attaching to shares

Shares allotted under the LTIP will rank *pari passu* with all other ordinary shares of the Company for the time being in issue (except for rights arising by reference to a record date prior to their allotment).

(v) Adjustment of awards

In the event of any variation of share capital, including a capitalisation issue, a rights issue, a sub-division or consolidation of shares, a reduction in capital or, in the case of awards granted otherwise than under the HM Revenue and Customs approved section of the LTIP, in the event of a demerger, payment of a capital dividend or similar event involving the

Company, the Remuneration Committee may make such adjustments as it considers appropriate to the number of shares subject to awards and/or to the price payable on the exercise of awards.

(vi) Alterations to the LTIP

The Remuneration Committee may, at any time, alter or add to the rules of the LTIP in any respect, provided that the prior approval of shareholders is obtained for any alterations or additions to the advantage of participants in respect of the rules governing eligibility, the limits on participation, the terms of exercise, the rights attaching to the shares acquired under the LTIP and the adjustment of awards.

The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the LTIP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants of any company in the Filtrona Group of companies.

Alterations to the HM Revenue and Customs approved section of the LTIP shall not have effect unless and until the HM Revenue and Customs have approved the alteration.

8.2 Filtrona Sharesave Plan

(a) Introduction

Under the Filtrona Sharesave Plan, participants will be able to enter into a three, five or seven year savings contract and will be granted a share option which can be exercised upon maturity of the related savings contract. HM Revenue and Customs approval for the Filtrona Sharesave Plan will be applied for and the scheme will be administered by the Board.

(b) Eligibility

All UK-based employees and full time directors (i.e. someone who spends at least 25 hours per week in the performance of duties for the Company) of Filtrona Group companies will be eligible to participate in the Filtrona Sharesave Plan provided that they have been so employed during any qualifying period prior to the date of grant (or such other time during the period of five years ending with the date of grant as the Board may determine).

(c) Grant of share options

A share option is a right to acquire shares in the Company at a fixed price at a future date. A share option can be a three year option, a five year option or a seven year option, depending upon the length of the related savings contract. The number of shares over which a share option is granted is the maximum number of shares which can be paid for at the exercise price with the proceeds of the savings contract (including bonus). The maximum amount of monthly contributions (when aggregated with any other savings contracts) is £250. There will be no performance conditions and participants will not have to make a payment for the grant of a share option.

(d) Exercise of share options

Share options will not normally be exercisable before the maturity of the related savings contract (i.e. three, five or seven years after the date of grant). Upon maturity of the related savings contract, share options can be exercised within the six month period following that maturity date. To the extent not exercised during this period, the share options will lapse. The exercise price payable shall be not less than 80% of the price of an ordinary share on the London Stock Exchange on the last dealing day preceding the date of grant (or the average price over up to five dealing days). The proceeds of the savings contract must be used to fund the exercise of share options. Where a participant gives notice that he intends to stop paying monthly contributions under the related savings contract, is deemed to have given such notice or makes an application for the return of his accumulated savings, the share options may not be exercised.

(e) Cessation of employment

If a participant dies before the maturity of the related savings contract, his share option may be exercised by his personal representatives within 12 months of his death. To the extent not exercised during this period, the share options will lapse.

If a participant ceases to be employed by a Filtrona Group company by reason of injury, disability, redundancy, retirement or the sale from the Filtrona Group of the company or business in which the participant works, share options can be exercised within six months of the date of cessation of employment.

If a participant ceases to be employed by a Filtrona Group company for any other reason within three years from the date of grant, share options cannot be exercised. If, however, a participant ceases to be employed by a Filtrona Group company more than three years after the date of grant, share options can be exercised within six months of the date of cessation of employment provided that the share options have not already lapsed, in accordance with the rules.

A participant will not be treated as having ceased to be employed by a Filtrona Group company if he remains employed by an associated company of the Company.

Share options may also be exercised in the event of a takeover, scheme of arrangement or winding up of the Company.

(f) Rights attaching to shares

Shares allotted under the Filtrona Sharesave Plan shall rank *pari passu* with all other ordinary shares of the Company for the time being in issue (except for rights arising by reference to a record date prior to their allotment).

(g) Adjustment of share options

In the event of any variation in the share capital of the Company, the Board may make such adjustments as it considers appropriate to the number of shares subject to share options and/or to the price payable on the exercise of the options. Such adjustments must be approved by the HM Revenue and Customs.

(h) Alterations

The Board may at any time alter the Filtrona Sharesave Plan, provided that the prior approval of shareholders is obtained for any alterations to the advantage of participants to the provisions concerning eligibility, the individual limit on participation, the overall limits on the issue of shares, the terms of the options, the rights attaching to shares acquired on the exercise of options and the adjustment of options in the event of a variation of capital or of the alteration provisions. However shareholder approval is not required for minor alterations to benefit the administration of the scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants, the Company or any subsidiary of the Company. Alterations must also be approved by the HM Revenue and Customs.

8.3 Filtrona Deferred Annual Share Bonus Plan (the "Filtrona Deferred Bonus Plan")

(i) Introduction

The executive Directors will participate in an annual bonus plan intended to support the Company's overall remuneration policy. The bonus plan for each executive Director will contain meaningful targets that seek to focus attention on one or two key measures of short to medium term achievement. Detailed terms of the annual bonus plan will be determined by the Remuneration Committee. Half of this annual bonus will be paid in cash and the balance will be deferred under the Filtrona Deferred Bonus Plan. Participants will be granted a conditional award to receive ordinary shares in the Company. The Filtrona Deferred Bonus Plan will be administered by the Board.

(ii) Eligibility

Employees and directors of the Company and its subsidiaries will be eligible to be granted an award under the Filtrona Deferred Bonus Plan.

(iii) Grant of awards

An award is a conditional right to receive existing shares in the Company. The award will vest provided that the participant remains employed by the Filtrona Group until 1 March in the third calendar year after the date of grant (the "Third Anniversary"), unless otherwise provided. The shares to be used to satisfy the awards may be held in the Filtrona Employee Benefit Trust

described in paragraph 8.5 below. There is no payment for the grant or exercise of the award and the award is not subject to performance conditions. When determining the number of shares subject to an award, the Board shall assess the performance in the preceding financial year of the Company, the participant, both the Company and the participant or the business in which the participant worked. The maximum aggregate annual bonus, including cash and shares, granted to a participant in any financial year is 100% of basic salary as at the date of the award.

(iv) *Vesting of awards*

Subject to (v) below, shares subject to an award will be transferred to a participant by the trustee of the Filtrona Employee Benefit Trust as soon as practicable after the Third Anniversary. The participant is not required to make a payment for the vesting of the award or transfer of shares. Before an award vests and shares are transferred to a participant, the participant does not have any beneficial entitlement to the shares which are subject to the award and shall not be entitled to dividends on the shares or to vote in respect of those shares. The transfer of shares under the Filtrona Deferred Bonus Plan shall be subject to the provisions of the Model Code.

(v) *Cessation of employment*

Where a participant ceases to be employed by a Filtrona Group company before the shares subject to an award are transferred to him and the reason for cessation of employment is the sale from the Filtrona Group of the company or business in which the participant works, the Trustee shall procure that the shares subject to the award shall be transferred to the participant as soon as reasonably practicable after the cessation of employment.

Where a participant ceases to be employed by a Filtrona Group company before the shares subject to an award are transferred to him and the reason for cessation of employment is that the participant retires, the Trustee shall procure that the shares subject to the award shall be transferred to the participant as soon as reasonably practicable after the Third Anniversary. However, no shares shall be transferred if, prior to the Third Anniversary, the participant becomes a director or employee of a competitor.

Where a participant ceases to be employed by a Filtrona Group company for any other reason or is under notice of termination, his award shall lapse immediately and no shares shall be transferred to him unless the Board decides otherwise.

Awards will also vest and shares subject to an award will be transferred to a participant in the event of a change of control of the Company.

(vi) *Adjustment of awards*

In the event of any increase or variation in the share capital of the Company, the Trustee, with the prior written consent of the Board, may make such adjustments as it considers appropriate to the number of shares which are the subject of an award.

(vii) *Alterations*

The Board has the power to amend the terms of the Filtrona Deferred Bonus Plan, though no amendments can be made to the terms of awards granted by the Trustee without the consent of the Trustee.

8.4 Limits on the number of Filtrona Shares that can be issued under the Filtrona Share Incentive Plans

The rules of both the LTIP and the Filtrona Sharesave Plan provide that, when aggregated with share options and share awards granted under all of the Company's share incentive schemes, commitments to issue new shares or re-issue treasury shares to satisfy share options and share awards granted thereunder in the period of 10 calendar years ending with that year must not exceed 10% of the Company's issued share capital from time to time.

In addition the rules of the LTIP provide that, when aggregated with share options and share awards granted under the Company's (executive) discretionary share incentive schemes, commitments to issue new shares or re-issue treasury shares to satisfy share options and share awards granted thereunder in the period of 10 calendar years ending with that year must not exceed 5% of the Company's issued share capital from time to time.

Newly issued shares will not be used to satisfy awards granted under the Filtrona Deferred Bonus Plan.

8.5 Filtrona Employee Benefit Trust (the "Filtrona EBT")

The Company intends to establish the Filtrona EBT with effect from the Demerger. The Filtrona EBT will be a discretionary trust, the principal purpose of which is to encourage or facilitate the holding and distribution of Filtrona Shares or interests in Filtrona Shares by or for the benefit of employees of the Filtrona Group.

The Trustee of the Filtrona EBT will be Mourant & Co. Trustees Limited, which is registered in Jersey. The board of directors of Mourant & Co. Trustees Limited will consist of Alan Binnington, Julia Chapman, Jacqueline Richomme, James Crill, Nicola Davies, Tim Herbert and Rupert Walker.

The Filtrona EBT will be operated in conjunction with the Filtrona Share Incentive Plans and will be used in order to satisfy certain share options and share awards granted thereunder.

The Filtrona EBT may be funded by way of a loan from the Company which will be non-interest bearing and which will be repayable on demand, subject to the Filtrona EBT holding sufficient assets. Alternatively, the Filtrona EBT may be funded by way of gift from the Company.

9. Pensions

9.1 UK Retirement Benefit Schemes

Bunzl operates two principal pension schemes in the UK, the Bunzl Senior Pension Scheme and the Bunzl Pension Plan (the "Bunzl UK Pension Schemes"). The Bunzl Senior Pension Scheme is a defined benefit scheme. The Bunzl Pension Plan has both defined benefit and defined contribution sections, although the defined benefit section is closed to new members.

It is intended that following the Demerger Filtrona and Bunzl will have separate and independent pensions arrangements.

Consequently Filtrona will, with effect from the date of the Demerger, establish two new pension schemes (the "Filtrona Pension Schemes"). The Filtrona Pension Schemes will be established on the basis that they provide benefits that are identical to the benefits provided under the Bunzl UK Pension Schemes.

There are approximately 650 employees who are currently active members of the Bunzl UK Pension Schemes who will be employed within the Filtrona Group after the Demerger. These employees will join the new Filtrona Pension Schemes for service on and after the Demerger.

It is intended that following the Demerger there be a transfer from the Bunzl UK Pension Schemes to the Filtrona Pension Schemes of the liabilities in respect of past service rights of Filtrona active employees and (where records allow them to be categorised as ex-Filtrona employees) pensioners and deferred pensioners. In order to satisfy legislation concerning the preservation of pensions that transfer will be made in accordance with the actuarial guidance note GN16. The transfer value is intended to represent a share of the assets of the relevant Bunzl UK Pension Scheme as at the date of the Demerger, on the basis of the relative value of the liabilities attributed to individuals allocated to Filtrona.

As at 31 December 2004 the Bunzl UK Pension Schemes had assets of approximately £189.8 million. The scheme actuary has estimated that the amount transferred to the Filtrona Pension Schemes as at that date would have been approximately £81.0 million. Contributions which are being made to the Bunzl UK Pension Schemes are intended to meet ongoing benefit accrual and to amortise the deficit over a period of 13 years from April 2003.

On a FRS 17 basis the Bunzl UK Pension Schemes had at 31 December 2004 a deficit of approximately £53.1 million (£37.2 million after allowance for deferred tax) of which approximately £21.0 million (£14.7 million after deferred tax) would be attributable to Filtrona.

The terms of the transfer of past service will be subject to formal agreement by the trustees of the Bunzl UK Pension Schemes and the Filtrona Pension Schemes.

The trustees of the Bunzl UK Pension Schemes have, however, confirmed to Bunzl their agreement to the arrangements described above subject to certain conditions, including the payment by Bunzl to the Bunzl UK Pension Schemes amounts totalling £4.8 million prior to the Demerger. In addition Filtrona will increase contributions to the Filtrona Pension Schemes to a level expected to eliminate the

funding deficits in the Filtrona Pension Schemes, calculated on an ongoing basis using current actuarial assumptions, over a maximum period of 10 years following the Demerger.

The Pensions Regulator has confirmed that no contribution notice or financial support direction will be served or made by the Pensions Regulator as a consequence of the Demerger.

9.2 US Retirement Benefit Arrangements

Bunzl operates the Bunzl USA Inc. Retirement Plan (the "Bunzl USA Pension Plan"). It is a defined benefit scheme closed to new members.

It is intended that following the Demerger Filtrona and Bunzl will have separate and independent pensions arrangements.

Consequently Filtrona will, with effect from the date of the Demerger, establish a new pension scheme (the "Filtrona USA Pension Plan"). The Filtrona USA Pension Plan will be established on the basis that it provides benefits that are identical to the benefits provided under the Bunzl USA Pension Plan.

There are approximately 512 employees who are currently active members of the Bunzl USA Pension Plan who will be employed within the Filtrona Group after the Demerger. These employees will join the new Filtrona USA Pension Plan for service on and after the Demerger.

It is intended that following the Demerger there will be a transfer from the Bunzl USA Pension Plan to the Filtrona USA Pension Plan of the liabilities in respect of the past service rights of Filtrona active employees and (where records allow them to be categorised as ex-Filtrona employees) pensioners and deferred pensioners. The transfer will be made in accordance with the applicable rules of the US Internal Revenue Code. The transfer value is intended to represent a share of the assets of the relevant Bunzl USA Pension Plan as at the date of the Demerger, on the basis of the relative value of the liabilities attributed to individuals allocated to Filtrona.

As at 31 December 2004 the Bunzl USA Pension Plan had assets of approximately £49.5 million. The plan actuary has estimated that the amount transferred to the Filtrona USA Pension Plan as at that date would have been approximately £15.4 million.

On a FRS 17 basis the Bunzl USA Pension Scheme had at that date a deficit of approximately £10.6 million (£6.9 million after allowance for deferred tax) of which approximately £3.3 million (£2.1 million after deferred tax) would be attributable to Filtrona.

Bunzl also operates a 401(k) plan with a defined contribution section, the Bunzl USA Deferred Savings Plan. Filtrona will establish a new plan which will provide benefits that are identical to the benefits provided under the existing Bunzl 401(k) plan. Accounts relating to Filtrona employees will be transferred to the new plan.

Filtrona also runs two other plans, the Filtrona Richmond Inc. Pension Plan for Hourly Employees and a 401(k) plan for Hourly Employees. These plans will not be affected by the Demerger.

9.3 Other Retirement Benefit Arrangements

Filtrona's small existing defined benefit pension arrangements in the Netherlands, Switzerland, Germany and Brazil are unaffected by the Demerger.

10. Subsidiary undertakings

Once the Demerger becomes effective, Filtrona will be the principal holding company of the Filtrona Group. The principal subsidiaries and subsidiary undertakings of Filtrona will be as follows:

Name	Registered office/principal place of business	Class of shares	Proportion of share capital held (%)	Nature of business
Filtrona International Limited	110 Park Street, London W1K 6NX	Ordinary	100	Holding company
Filtrona United Kingdom Limited	110 Park Street, London W1K 6NX	Ordinary	100	Filtrona Filters Payne
Moss Plastic Parts Limited	110 Park Street, London W1K 6NX	Ordinary	100	Moss

Name	Registered office/principal place of business	Class of shares	Proportion of share capital held (%)	Nature of business
Filtrona Greensboro Inc.	The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801, US	Ordinary	100	Filtrona Filters
Filtrona Richmond Inc	c/o Hunton and Williams LLP, 951 East Byrd Street, Richmond, VA 23219, US	Ordinary	100	Filtrona Filters Filtrona Fibertec
Bunzl Extrusion USA Inc	c/o Hunton and Williams LLP, 951 East Byrd Street, Richmond, VA 23219, US	Ordinary	100	Bunzl Extrusion
Bunzl Extrusion Inc	The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801, US	Ordinary	100	Bunzl Extrusion
Filtrona Venezolana C.A.	Urb. Ind. Castillito, Calle 103 Con Av 66, Valencia, Edo Carabobo, Venezuela	Ordinary	100	Filtrona Filters
Filtrona Brasileira Ind e Commercio Ltda	Guarapiranga, 1061/1063 Santo Amaro, CEP 02712-140, São Paulo, Brazil	Ordinary	100	Filtrona Filters Alliance PP Payne
Globalpack Ind e Comercio Ltda	Av Joao Dias, 1501, São Paulo, 04723900, Brazil	Ordinary	100	Globalpack
Euro-Matic Filtrona Ltda	Av Vigario Taques, Bitencourt, 126, Santa Amaro 04755-060 São Paulo, Brazil	Ordinary	50	Euro-Matic Filtrona
Filtrona Paraguay S.A.	Calle 12, Acacary, Ciudad Del Este, Paraguay	Ordinary	100	Filtrona Filters Payne
Filtrona Italia SpA	Via Diomede Cioffi 3, 84100, Fuorni, Salerno, Italy	Ordinary	100	Filtrona Filters
Filtrona Jordan	PO Box 12, Na'ur, Nr. Amman, Jordan	Ordinary	75.5	Filtrona Filters
ITC Filtrona Limited	Doddajala Post, Yarthiganahally, (via) Bettahalasur, Bangalore North, 562 157, India	Ordinary	50	Filtrona Filters
Filthai Company Limited	776 Charoen Nakhorn Road, Bukkalo, Thornburi, Bangkok 01600, Thailand	Ordinary	61	Filtrona Filters
P.T. Filtrona Indonesia	Jalan Rungkut Industri III, Units 32-32A, Surabaya 60291, East Java, Indonesia	Ordinary	100	Filtrona Filters Payne
Filtrona de Mexico, S de R.L. de C.V.	Avenida Industrias 150, Fraccionamiento Industrial PIMSA Oriente, Apodaca, Nuevo Leon, Mexico 66603	Ordinary	100	Filtrona Filters
Filtrona Fibertec GmbH	Gutenbergstrasse 5-9, 21465 Reinbek, Germany	Ordinary	100	Filtrona Fibertec
Bunzl International GmbH	Gutenbergstrasse 5-9, 21465 Reinbek, Germany	Ordinary	100	Holding company

Name	Registered office/principal place of business	Class of shares	Proportion of share capital held (%)	Nature of business
Filtrona Special Fiber Products Ningbo Company Limited	Dagang Industrial Zone of NETD, East of Huanghai Road and south of Mingzhou West Road, Beilun City, Zhejiang Province, China	Ordinary	100	Filtrona Fibertec
Johan Putzfeld Industrie en Handelscompagnie BV	Transformatorweg 37, 1014 AJ Amsterdam, Netherlands	Ordinary	100	Skiffy
Enitor BV	Beatrixstraat 7-9, Buitenpost, 9285 TV, Netherlands	Ordinary	100	Enitor
FractureCode Corporation ApS	c/o ITO Technologies ApS, Fuglebaekvej 4, 2770 Kastrup, Denmark	Ordinary	50	FractureCode
Cigarette Components Limited	110 Park Street, London W1K 6NX	Ordinary	100	Holding company
Bunzl Industrial Corporation	The Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19802, US	Ordinary	100	Plastics manufacturing Holding company
FIL Holdings Corp.	The Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19802, US	Ordinary	100	Holding company
Filtrona Holdings Corp.	The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801, US	Ordinary Preference	100	Holding company

All subsidiaries listed above are wholly consolidated in the financial information contained in the Accountants' Report in Part 5 of this document.

11. Significant changes

There has been no significant change in the financial or trading position of the Group since 31 December 2004, the date to which the financial information contained in the Accountants' Reports in Parts 5 and 6 of this document was prepared.

12. Principal and future investments

Filtrona is continuing to invest in manufacturing, information technology and its distribution capability to support its objectives for growth. Investment in 2005 is anticipated to be ahead of depreciation (as it was in 2004). The principal investment projects planned in 2005 are additional manufacturing equipment and capacity in Mexico, the Netherlands, Indonesia and Germany, a new production line for roll-on balls in Brazil and a new information technology system for the protection and finishing products business in the US. Investment is expected to return to a more normalised rate in 2006.

13. Principal establishments

The following are the principal establishments which will be owned or leased by the Group following completion of the Demerger:

Location	Tenure	Address	Term	Principal Use	Approximate area (sq ft) ('000)
Filters Jarrow, UK	Freehold	Shaftsbury Avenue, Jarrow NE32 3ET	—	Manufacturing, sales and research and development	129
Filters Jarrow, UK	Leasehold	Units 11 & 12, Bedesway, Bede	99 years from 01/05/1974	Manufacturing	264

Location	Tenure	Address	Term	Principal Use	Approximate area (sq ft) ('000)
		Industrial Estate, Jarrow NE32 3ET			
		Unit 21, Bedesway, Bede Industrial Estate, Jarrow NE32 3ET	From 28/08/1964 to 30/12/2046	Manufacturing	
Filters Richmond, US	Leasehold	7600 Whitepine Rd, Richmond VA 23237	Expires on 31/03/2009	Manufacturing and sales	80
Filters Greensboro US	Leasehold	303 Gallimore Dairy Rd, PO Box 8050, Greensboro NC 27409	Expires on 31/07/2006	Manufacturing	91
Fibertec Richmond, US	Freehold	1625 Ashton Park Drive, Colonial Heights VA 23834	—	Manufacturing and sales	188
Fibertec Reinbek, Germany	Freehold	Gutenbergstrasse 5-9, 21465 Reinbek, Germany	—	Manufacturing and sales	151
Payne Nottingham, UK	Leasehold	Giltway, Giltbrook, Nottingham	25 years from 25/12/1988	Manufacturing, sales and research and development	106
Enitor, Netherlands	Freehold	Beatrixstraat 7–9, Buitenpost, 9285 TV, Netherlands	—	Manufacturing and sales	108
Extrusion Athol, Massachusetts US	Freehold	764 South Athol Road, Athol MA 01331	—	Manufacturing and sales	80
Extrusion Tacoma, US	Leasehold	3110 70th Avenue East, Tacoma WA 98424	From 14/01/2000 to 13/01/2010	Manufacturing and sales	105
Extrusion Columbia, US	Freehold	2121 Old Dunbar Rd, West Columbia SC 29172	—	Manufacturing and sales	139
Globalpack Jaragua, São Paulo, Brazil	Freehold	350 Jaragua, São Paulo, Brazil	—	Manufacturing and sales	129

Including the principal establishments listed above, the Filtrona Group occupies 40 manufacturing facilities, 32 distribution outlets and sales offices and three research facilities, spread across 22 countries in the Americas, Europe and Asia.

14. Intellectual property

Filtrona owns a large number of patents throughout the world. While some of these patents give Filtrona a competitive advantage in the market, Filtrona does not regard any individual patent as being of material importance to its business or profitability, although a significant portion of the products sold by the plastics extrusion business (particularly fencing products) are subject to Filtrona's US and Canadian patents (which were generally filed in the 1990s). Filtrona's large customer base is more important than the ownership of any patents as the Directors believe that establishment of a customer base is a greater barrier to entry into Filtrona's markets than the technological barriers. The coated and security products business does, however, hold a number of patents and patent applications which may become significant to the business in the future.

Filtrona is not dependent on any licences of intellectual property rights of fundamental importance to its business or profitability, but Filtrona Fibertec does benefit from a licence of Hewlett Packard ink reservoir technology.

Filtrona's confidential know-how relates to materials, designs, test methods and the processes and techniques it uses to make its products. To protect the confidentiality of its know-how, Filtrona generally enters into confidentiality agreements with third parties and employees to whom confidential know-how is to be divulged. Generally the value of Filtrona's confidential information is greater than the value of its

patents, but Filtrona does not regard the confidentiality of such information as being of fundamental importance to its business or profitability, except in respect of the Filtrona Fibertec business.

Filtrona also has a large portfolio of trade marks registered in various jurisdictions. Filtrona owns a registration of the "Filtrona" name in the EU but not in the US. A number of trade mark applications have been filed by Filtrona but are still pending, including the "Filtrona Fibertec" name and logo in the US and other jurisdictions.

15. UK taxation

The following comments summarise certain United Kingdom taxation consequences of the Demerger, Share Consolidation and Reduction of Capital and the ownership and disposition of Filtrona Shares. They are based on current United Kingdom law and HM Revenue and Customs practice as at the date of this document. They are intended only as a general guide and apply only to Filtrona Shareholders who are resident or, in the case of individuals, ordinarily resident in the United Kingdom for United Kingdom tax purposes at all relevant times (except insofar as express reference is made to the treatment of non United Kingdom residents), who are the absolute beneficial owners of their Filtrona Shares and who hold their Filtrona Shares as an investment. The following comments may not apply to certain classes of persons such as dealers, collective investment schemes and persons who are regarded as having acquired their Filtrona Shares (or the Bunzl Shares from which they are derived) by reason of their employment. **Filtrona Shareholders who are in any doubt about their tax position or who may be subject to tax in any jurisdiction other than the United Kingdom should consult their own professional advisers without delay.**

(a) Taxation of chargeable gains

Demerger

No Bunzl Shareholder should be treated as having made a disposal or part disposal of his Bunzl Shares for the purposes of United Kingdom taxation of chargeable gains as a result of the implementation of the Demerger. The Filtrona Shares issued to each Bunzl Shareholder should be treated as the same asset and as having been acquired at the same time as his Bunzl Shares. The allowable original cost of a Bunzl Shareholder's holding of Bunzl Shares should be apportioned between his Bunzl Shares and the Filtrona Shares issued to him pursuant to the Demerger by reference to the market value of Bunzl Shares and Filtrona Shares on the date of Admission.

Any Bunzl Shareholder who, alone or together with persons connected with him, holds more than 5% of, or of any class of, shares in or debentures of Bunzl is advised that clearance has been received from the HM Revenue and Customs under section 138 of the Taxation of Chargeable Gains Act 1992 to confirm that they are satisfied that the Demerger is being effected for *bona fide* commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is tax avoidance. The tax treatment described in the preceding paragraph will not, therefore, be denied on this ground.

Subsequent disposals

A subsequent disposal (or deemed disposal) of all or any of the Filtrona Shares received pursuant to the Demerger may, depending on the particular circumstances of the shareholder, give rise to a liability to tax on chargeable gains. Any chargeable gain or allowable loss should be calculated taking into account the appropriate proportion of the allowable original cost to the holder of acquiring his Bunzl Shares. For the purposes of corporation tax, when calculating a chargeable gain but not an allowable loss, indexation allowance will be calculated by reference to the date of disposal of the Filtrona Shares.

For the purposes of capital gains tax, when calculating a chargeable gain but not an allowable loss, indexation allowance will be calculated until 6 April 1998 for Filtrona Shares derived from Bunzl Shares acquired before that date. Depending on the particular circumstances of the shareholder, taper relief may apply to reduce the percentage of any gain (after the deduction of any available indexation allowance) arising on a disposal of Filtrona Shares which is chargeable to capital gains tax.

A disposal (or deemed disposal) of Filtrona Shares by a Filtrona Shareholder resident or (in the case of an individual) ordinarily resident for tax purposes in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch, agency or, in the case of a company, permanent establishment to which the Filtrona Shares are attributable may, depending on the Filtrona Shareholder's particular circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom taxation on chargeable gains.

A Filtrona Shareholder who has left the United Kingdom for a period of temporary residence outside of the United Kingdom may on his return be liable to United Kingdom taxation on chargeable gains arising during his period of absence, if the period of absence is for less than five years. Any such Filtrona Shareholder who has any doubt about his tax position should contact a professional adviser before his return to the United Kingdom.

Subject to the provisions set out above in relation to temporary non-residents, Filtrona Shareholders who are neither resident nor ordinarily resident in the United Kingdom should not be liable to United Kingdom tax on chargeable gains realised on the disposal of their Filtrona Shares unless they carry on a trade, profession or vocation in the United Kingdom through a branch, agency or, in the case of a company, permanent establishment and have used, held or acquired the Filtrona Shares (or the Bunzl Shares from which they are derived) for the purposes of such trade, profession or vocation or such branch, agency or permanent establishment. Any non-United Kingdom resident Filtrona Shareholder who is in any doubt about his tax position should contact an appropriate professional adviser.

Share Consolidation

For the purposes of United Kingdom taxation of chargeable gains, the receipt of the consolidated Filtrona Shares arising from the Filtrona Share Consolidation will result from a reorganisation of the share capital of Filtrona. Accordingly a Filtrona Shareholder will not be treated as making a disposal of all or part of his holding of Filtrona Shares by reason of the Filtrona Share Consolidation. The consolidated Filtrona Shares will be treated as the same asset as, and as having been acquired at the same time and at the same aggregate cost as the holding of Filtrona Shares from which they are derived. If and to the extent that a Filtrona Shareholder receives cash under the consolidation as a result of his entitlement to fractions of consolidated Filtrona Shares being sold in the market on his behalf, that Filtrona Shareholder may, under current HM Revenue and Customs practice, treat the cash received as a deduction from the allowable original cost of his Filtrona Shares rather than as a part disposal of those Filtrona Shares.

Reduction of Capital

For the purposes of United Kingdom taxation of chargeable gains, the Reduction of Capital will be a reorganisation of the share capital of Filtrona. Accordingly a Filtrona Shareholder will not be treated as making a disposal of all or part of his holding of Filtrona Shares by reason of the Reduction of Capital.

(b) *Taxation of income*

Demerger

Clearance has been received from the HM Revenue and Customs under section 215(1) of the Income and Corporation Taxes Act 1988 that the transfer of the shares in Filtrona International Limited and the issue of the Filtrona Shares under the Demerger will be treated as an exempt distribution within the meaning of section 213 of the Income and Corporation Taxes Act 1988. Accordingly, Bunzl Shareholders should not incur a United Kingdom income tax or corporation tax liability in respect of the issue of Filtrona Shares under the Demerger.

Clearance has also been received from the HM Revenue and Customs under section 707(1) of the Income and Corporation Taxes Act 1988 that they are satisfied that the transactions in securities involved in the Demerger are such that no notice under section 703(3) of the Income and Corporation Taxes Act 1988 ought to be given in respect of them.

Taxation of dividends on Filtrona Shares

No amounts in respect of tax will be withheld at source from dividend payments made by Filtrona.

Where Filtrona pays a dividend a Filtrona Shareholder who is an individual and who receives that dividend will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the aggregate of the dividend and the related tax credit, which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the dividend except to the extent that the dividend and the related tax credit fall above the threshold for the higher rate of income tax, in which case the individual will to that extent pay tax on the aggregate of the dividend and the related tax credit of an amount determined by applying the "dividend upper rate", which is 32.5%, to the aggregate of the dividend and the tax credit and then deducting the tax credit from that sum.

So, for example, a dividend of £80 will carry a tax credit of £8.89 (one ninth of £80) and to the extent that the aggregate of the dividend and the related tax credit falls above the threshold for the higher rate of income tax, the income tax payable on the dividend by the individual will be 32.5% of £88.89 (i.e. the dividend of £80 plus the tax credit of £8.89), namely £28.89, less the tax credit of £8.89, leaving a net charge of £20 (or 25% of the dividend).

United Kingdom exempt approved pension funds and charities will not be liable to income tax or corporation tax on dividends received by them from Filtrona. A Filtrona Shareholder which is a trustee of a discretionary or accumulation trust which is resident for tax purposes in the United Kingdom and which receives a dividend from Filtrona will be taxable on the total of the dividend and the related tax credit at the "dividend trust rate", which is 32.5%, and will be entitled to deduct the tax credit from the tax so payable.

Subject to the application of certain special rules for some insurance companies, a corporate Filtrona Shareholder that is resident for tax purposes in the United Kingdom and that receives a dividend paid by Filtrona will not be taxable on the receipt of that dividend.

Whether a Filtrona Shareholder who is resident for tax purposes in a country other than the United Kingdom is entitled to a tax credit in respect of dividends received from Filtrona and to claim payment of any part of that tax credit will depend on the provisions of any double taxation convention or agreement which may exist between that shareholder's country of residence and the United Kingdom. A non-United Kingdom resident Filtrona Shareholder may be subject to foreign taxation on dividends paid by Filtrona in its country of residence.

Persons who are resident for tax purposes anywhere other than the United Kingdom should consult their own tax advisers concerning their tax liabilities in the United Kingdom and any other country or jurisdiction.

(c) *Stamp duty and stamp duty reserve tax*

No liability to stamp duty or stamp duty reserve tax will generally be incurred by Bunzl Shareholders as a result of either the issue to them of Filtrona Shares pursuant to the Demerger or consolidated Filtrona Shares pursuant to the Filtrona Share Consolidation.

A conveyance or transfer on sale of Filtrona Shares other than to a depositary or clearance service (or their nominees or agents) will usually attract *ad valorem* United Kingdom stamp duty on the instrument of transfer at the rate of 0.5% of the amount or value of the consideration for the transfer, rounded up if necessary to the nearest multiple of £5. An unconditional agreement to transfer Filtrona Shares other than to a depositary or clearance service (or their nominees or agents) will generally give rise to stamp duty reserve tax at the rate of 0.5% of the amount or value of the consideration for the transfer. However, if within six years of the date of the agreement, or, if the agreement was conditional, the date the agreement became unconditional, an instrument of transfer is executed pursuant to the agreement and that instrument is duly stamped, then the charge to stamp duty reserve tax will be cancelled or, where the stamp duty reserve tax charge has been paid, the stamp duty reserve tax will, provided that a claim for repayment is made, be repaid.

A charge to stamp duty or stamp duty reserve tax may arise on the issue or subsequent transfer of Filtrona Shares to an issuer of depositary receipts or to persons providing a clearance service (or, in each case, to their nominees or agents). The rate of stamp duty or stamp duty reserve tax in these circumstances will generally be 1.5% of (a) in the case of an issue of Filtrona Shares, the value of the Filtrona Shares issued, or (b) in the case of a transfer of Filtrona Shares, the amount or value of the consideration (if in money or money's worth) received for or, in some circumstances, the open market value of, the Filtrona Shares concerned, and in the case of stamp duty rounded up, if necessary, to the

nearest multiple of £5. Clearance services may opt, under certain conditions, for the normal rates of stamp duty reserve tax to apply to a transfer of shares into, and to transactions within, the service instead of the higher rate applying to the issue or transfer of shares into the clearance service.

Paperless transfers of Filtrona Shares within CREST are generally liable to stamp duty reserve tax, as described above, rather than stamp duty. CREST is obliged to collect stamp duty reserve tax on relevant transactions settled within the system. Deposits of Filtrona Shares into CREST generally will not be subject to stamp duty or, unless the transfer into CREST is itself for consideration, to stamp duty reserve tax.

Stamp duty reserve tax will generally be the liability of the purchaser of Filtrona Shares and stamp duty will normally be paid in practice by the purchaser of Filtrona Shares.

The above comments are intended as general guidance to the current stamp duty and stamp duty reserve tax rules. Certain categories of person are not liable to stamp duty or stamp duty reserve tax and others may be liable at a higher rate (as mentioned above) or may, although not primarily liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax regulations 1986. Special rules (which are outside the scope of this note) apply to agreements made by market intermediaries (such as market makers, brokers, dealers, intermediaries and persons providing depositary receipts or clearance service arrangements), and to certain sale and repurchase and stock borrowing arrangements. Agreements to transfer shares to charities will not give rise to stamp duty or stamp duty reserve tax. If you are in any doubt as to your tax position or if you require more detailed information you should consult an appropriate professional adviser immediately.

16. United States Taxation

The following comments summarise certain United States federal income taxation consequences of the Demerger, Share Consolidation and Reduction of Capital and the ownership and disposition of Filtrona Shares. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. They are intended only as a general guide and apply only to Filtrona Shareholders who are subject to US federal income tax, who are the beneficial owners of Bunzl Shares, Bunzl ADSs or Filtrona Shares and who hold those Bunzl Shares, Bunzl ADSs or Filtrona Shares as capital assets for US federal income tax purposes (each such person a "US Holder"). The following comments may not apply to special classes of persons such as dealers and traders, financial institutions, insurance companies, persons who acquired their holding by reason of their employment and persons whose functional currency for US federal income tax purposes is not the US dollar. US Holders should consult their own tax advisors concerning the US federal, state, local and non-US tax consequences of the Demerger, the Share consolidation and the ownership and disposal of Filtrona Shares. **Any Bunzl Shareholder, Filtrona Shareholder or holder of Bunzl ADSs who is in any doubt about their taxation position should consult their own professional advisers without delay.**

Demerger

The receipt of Filtrona Shares by a US Holder should qualify as a tax-free distribution under Section 355(a)(i) of the Code. US Holders are advised that an advance ruling from the US Internal Revenue Service regarding the Demerger has not been sought.

Consequently the principal US federal income tax consequences of the receipt of Filtrona Shares for a US Holder should be as follows:

(a) no gain or loss will be recognised by a US Holder upon the receipt of Filtrona Shares;

(b) a US Holder will apportion its tax basis in the Bunzl Shares or Bunzl ADSs between such shares or ADSs and the Filtrona Shares received in proportion to the relative fair market value of the Bunzl Shares or Bunzl ADSs and the Filtrona Shares on the date on which the Filtrona Shares are distributed;

(c) a US Holder's holding period for the Filtrona Shares will include the period during which the US Holder held the Bunzl Shares or Bunzl ADSs; and

(d) a US Holder will be required to attach a statement to its US federal income tax return for the taxable year in which the Filtrona Shares are received setting forth information showing the applicability of Section 355 of the Code to the receipt of Filtrona Shares.

Share Consolidation

A US Holder should not recognise a gain or loss on the Bunzl Share Consolidation or the Filtrona Share Consolidation, except for the receipt of cash in respect of fractional entitlements. A US Holder's tax basis in the non-consolidated Bunzl Shares or non-consolidated Filtrona Shares should be apportioned among the consolidated Bunzl Shares or consolidated Filtrona Shares received in exchange therefor, respectively, reduced by any basis allocated to any fractional entitlements. The US Holder's holding period for the consolidated Bunzl Shares or consolidated Filtrona Shares received should include the US Holder's holding period for the non-consolidated Bunzl Shares or non-consolidated Filtrona Shares exchanged therefor. If a US Holder receives cash for a fractional entitlement, such US Holder should recognise a capital gain or loss in an amount equal to the difference between the cash received for the fractional entitlement and the US Holder's tax basis in the fractional entitlement. The sale of fractional entitlements will be subject to the information reporting and backup withholding rules described below under "*Information Reporting and Backup Withholding.*"

Taxation of Distributions on Filtrona Shares

Distributions paid on Filtrona Shares, other than certain *pro rata* distributions of ordinary shares, should be treated as dividends to the extent paid out of the Filtrona's current or accumulated earnings and profits (as determined under US federal income tax principles). Subject to applicable limitations, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January, 2009 should be taxable at a maximum rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate. The amount of the dividend should be treated as foreign-source dividend income and should not be eligible for the dividends-received deduction generally allowed to US corporations.

Dividends paid in pounds sterling should be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the date of the US Holder's receipt of the dividend, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognise a foreign currency gain or loss in respect of the dividend. A US Holder may have a foreign currency gain or loss if it does not convert the amount of such dividend into US dollars on the date of its receipt.

Sale and Other Disposition of Filtrona Shares

A US Holder should recognise a US-source capital gain or loss for US federal income tax purposes on a sale (including a sale of Filtrona Shares as a result of a US Holder of Bunzl ADSs' election to have the Depositary sell Filtrona Shares received pursuant to the Demerger on its behalf) or other disposition of Filtrona Shares in an amount equal to the difference between the US dollar value of the amount realised and the US Holder's tax basis, determined in US dollars. Such capital gain or loss should be long term if the US Holder has held the Filtrona Shares for more than one year.

Passive foreign investment company rules

Filtrona believes that it will not be considered a "passive foreign investment company" ("PFIC") for US federal income tax purposes for its current taxable year or in the foreseeable future. However, since PFIC status depends upon the composition of a company's income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Filtrona will not be considered a PFIC for any taxable year. If Filtrona were treated as a PFIC for any taxable year during which a US Holder held a Filtrona Share, certain adverse tax consequences could apply to the US Holder.

If Filtrona is treated as a PFIC for any taxable year, gains recognised by such US Holder on a sale or other disposition of a Filtrona Share would be allocated rateably over the US Holder's holding period for the Filtrona Share. The amounts allocated to the taxable year of the sale or other exchange and to any year before Filtrona became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year.

Further, any distribution in respect of a Filtrona Share in excess of 125% of the average of the annual distributions on Filtrona Shares received by the US Holder during the preceding three years or the US Holder's holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to US Holders that may mitigate the adverse tax consequences resulting from PFIC status. It should be noted that if Bunzl has ever been a PFIC certain US Holders may be subject to taxation under the PFIC provisions because of the Demerger. Bunzl has not examined its potential PFIC status in all prior years.

In addition, if Filtrona were to be treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate US Holders would not apply.

Information reporting and backup withholding

Payment of dividends on, and sales proceeds from the sale of, Filtrona Shares that are made within the United States or through certain US-related financial intermediaries generally are subject to information reporting and to backup withholding unless the US Holder is a corporation or other exempt recipient or, in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the holder's US federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

17. Litigation

No member of the Filtrona Group is or has been engaged in nor, so far as the Company is aware, has pending or threatened, any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Filtrona Group's financial position.

18. Reorganisation

Between March and May 2005, a series of share and asset transfers were carried out within the Bunzl Group. Certain further steps are in the process of being implemented. These will result in Filtrona International Limited becoming the intermediate holding company of the other entities carrying on the Filtrona Business, thus separating the post-Demerger Filtrona Group from the remaining Bunzl Group.

Save for amounts owing pursuant to transactions entered into between the Bunzl Group and the Filtrona Group in the ordinary course of business, and following repayment of the sums referred to at paragraph 19.1(c) below following Admission, the Bunzl Group will not owe any amount to the Filtrona Group and vice versa.

19. Material contracts

The following contracts are all of the contracts (not being contracts entered into in the ordinary course of business) that have been entered into:

(i) by the Company or any member of the Filtrona Group within the two years immediately preceding the date of this document and are, or may be, material to the Company or the Filtrona Group; or

(ii) have been entered into by the Company or any member of the Filtrona Group at any time and contain obligations or entitlements which are, or may be, material to the Company or the Filtrona Group at the date of this document.

19.1 Demerger Agreement

The Demerger Agreement was entered into on 16 May 2005 between Bunzl and the Company to effect the Demerger and govern the relationship between the Bunzl Group and the Filtrona Group following the Demerger. The Demerger Agreement is conditional on the passing of the Demerger Resolution, the approval by Bunzl Board of the Demerger Dividend, no right to terminate the Sponsorship Agreement having been exercised and permission having been granted for Admission.

Bunzl and the Company have agreed pursuant to the Demerger Agreement that:

(a) upon the Demerger Dividend being declared by the Bunzl Board, Bunzl shall transfer the shares in Filtrona International Limited to the Company and the Company shall issue Filtrona Shares to Bunzl Shareholders on the Bunzl Share Register as at the Demerger Record Time;

(b) upon the transfer of the shares in Filtrona International Limited to the Company, Bunzl shall grant the Company a power of attorney over the shares in Filtrona International Limited pending registration of the Company's holding of the entire issued share capital of Filtrona International Limited from Bunzl to the Company; and

(c) all amounts owing by any member of the Filtrona Group to any member of the Bunzl Group shall be repaid in full immediately following Admission, except for amounts arising in the ordinary course of business as referred to in paragraph 18 above and certain specified amounts which are to remain outstanding until such time as they are due for repayment in accordance with their terms.

The Demerger Agreement contains mutual indemnities under which Filtrona indemnifies the Bunzl Group against liabilities arising in respect of the Filtrona Business and Bunzl indemnifies the Filtrona Group against liabilities arising in respect of the businesses carried on by the Bunzl Group other than the Filtrona Group. These mutual indemnities are unlimited in terms of amount or duration and are customary for an agreement of this type.

The Demerger Agreement sets out how guarantees, indemnities or other assurances given by Bunzl Group companies for the benefit of Filtrona Group companies (or vice versa) will be dealt with following the Demerger. Where relevant the beneficiary of such a guarantee must try to obtain the guarantor's release from the guarantor's obligations thereunder and, pending release, indemnify the guarantor against all amounts paid by it under the guarantee and ensure that the guarantor's exposure under the guarantee is not increased.

Both the Bunzl Group and the Filtrona Group will be permitted access to each other's records for a period of six years following the Demerger. In addition the Company has agreed to provide Bunzl with such information as Bunzl may reasonably require in order to prepare its half year and full year accounts for the year ending 31 December 2005, and vice versa. Bunzl and the Company have also agreed to co-ordinate the release of their half year results in 2005.

Reasonable endeavours are to be used to ensure that contracts in the name of one group member whereby a member of the other group is deriving the benefit of that contract are novated to the relevant member of the other group, pending which the contracting party shall hold the benefit of that contract on trust for the relevant member of the other group.

The parties have covenanted for a period of 12 months not to employ, solicit or entice away certain employees engaged in skilled or managerial work employed by the other party's group or involved in the provision of services under the Transitional Services Agreement.

Both groups have agreed to keep certain information on the other group confidential, subject to certain exemptions (for instance if disclosure is required by law).

The Demerger Agreement contains detailed provisions relating to the discharge of indebtedness due from Filtrona Group companies to the Bunzl Group, the establishment by Filtrona of the Filtrona Pension Schemes and the Filtrona USA Pension Plan and the transfer of assets to them and the allocation of tax liabilities.

The Demerger Agreement also contains indemnities relating to taxation. Subject to certain exceptions, Bunzl indemnifies the Filtrona Group against tax liabilities arising as a result of the Demerger or certain pre-Demerger reorganisation steps. Bunzl also indemnifies the Filtrona Group against certain tax liabilities which are properly liabilities of the Bunzl Group being imposed on a member of the Filtrona Group and against tax liabilities arising as a result of a member of the Bunzl Group making a chargeable payment within the meaning of section 214 of the Income and Corporation Taxes Act 1988 (a "Chargeable Payment") and Filtrona indemnifies the Bunzl Group against certain tax liabilities which are properly liabilities of the Filtrona Group being imposed on a member of the Bunzl Group and against tax liabilities arising as a result of a member of the Filtrona Group making a Chargeable Payment. All of these indemnities are unlimited in terms of amount but do not cover liabilities which arise more than seven years after the Demerger or which have not been notified by the indemnified party to the indemnifying party within seven years and 30 days after the Demerger.

The provisions of the Demerger Agreement require that any steps required to be taken with regard to the reorganisation of the Filtrona Group referred to at paragraph 18 above which remain outstanding following the date of such agreement shall be finalised as soon as reasonably practicable thereafter.

Bunzl is entitled to terminate the Demerger Agreement at any time prior to Admission.

19.2 Sponsorship Agreement

Pursuant to an agreement dated 16 May 2005 between the Company, Bunzl and JPMorgan Cazenove (the "Sponsorship Agreement"), the Company has appointed JPMorgan Cazenove as sponsor to the Company in connection with its application for Admission and the Company has given indemnities, and the Company and Bunzl separately have given certain warranties, to JPMorgan Cazenove. These warranties and indemnities are customary for an agreement of this type. Bunzl is entitled to terminate the Sponsorship Agreement at any time prior to Admission. JPMorgan Cazenove is entitled to terminate the Sponsorship Agreement in certain circumstances if JPMorgan Cazenove reasonably determines that it is not practicable to proceed with Admission. No fees are payable by Filtrona under the Sponsorship Agreement.

19.3 Transitional Services Agreement

An agreement was entered into on 16 May 2005 between Bunzl and the Company in relation to the terms and conditions upon which the Bunzl Group and the Filtrona Group will provide various services to the other after the Demerger. The Transitional Services Agreement is conditional on the Demerger becoming effective.

Under the terms of the Transitional Services Agreement, Bunzl has agreed to provide the Filtrona Group with, or procure the provision to the Filtrona Group of, certain services which will be provided on commercial terms and on an arms' length basis. The services include the continued provision by Bunzl to the Filtrona Group of various head office and miscellaneous support services, treasury services, software and administrative support, legal and company secretarial services, medical insurance, group benefits, pension, share option and payroll services and administration of insurance claims in respect of pre-Demerger occurrences. Filtrona has also agreed to provide or procure the provision of certain software development services to Bunzl. The agreement provides for these services to be provided for a maximum period, ranging from three to 13 months. Filtrona may terminate the agreement in respect of any service(s) provided to it under the agreement at any time on one month's written notice to Bunzl. Bunzl may terminate the agreement in respect of any service(s) provided to it under the agreement at any time on one month's written notice to Filtrona. Either party may terminate the agreement with immediate effect in case of a material breach by the other party or if the other party suffers a material insolvency event. Liability of the service provider is limited to the amount paid by the service recipient in respect of the services and liability for indirect or consequential loss is excluded.

19.4 Finance Agreements

An agreement (the "Facility Agreement") was entered into on 3 May 2005 between (1) Filtrona Finance Limited, (2) FIL Holdings Partnership (together the "Original Borrowers"), (3) Bunzl plc (as "Original Guarantor"), (4) Lloyds TSB Capital Markets and The Royal Bank of Scotland plc (as the "Mandated Lead Arrangers"), (5) Lloyds TSB Bank plc, The Royal Bank of Scotland plc, Bank of America, N.A., BNP Paribas (London Branch), Citibank N.A., and Standard Chartered Bank (as the "Original Lenders"), and (6) Lloyds TSB Capital Markets (as "Agent"). The Agent, the Mandated Lead Arrangers and each of the Lenders are each a "Finance Party".

It is contemplated by the Facility Agreement that, following the Demerger, Filtrona will replace Bunzl as guarantor. This substitution will not require the consent of the Original Lenders.

The purpose of the Facility Agreement is to provide funds for the general corporate purposes of the guarantor (the "Guarantor") and its group.

The Facility Agreement consists of a five year committed multi-currency revolving credit facility in an aggregate amount of £215,000,000 (the "Facility"), which may be utilised by the Original Borrowers and any additional borrower (together the "Borrowers") in sterling or, subject to certain conditions, euro, dollars or any other currency which the Agent has approved in accordance with the terms of the Facility Agreement.

Interest is payable on advances at a rate which is the aggregate of: (i) LIBOR or, for loans in euro, EURIBOR; (ii) mandatory costs; and (iii) the applicable margin, which may be adjusted upwards or downwards in accordance with the ratio of total consolidated net borrowings to EBITDA (subject to a minimum margin of 0.375% and a maximum margin of 0.550%). The ratio will be calculated by reference to the Guarantor's audited consolidated accounts and half year unaudited consolidated accounts.

The Facility Agreement contains certain representations and warranties which are given by each person who is a Borrower or a Guarantor (together the "Obligors") to each Finance Party. Certain of these representations are to be repeated on utilisation of the Facility. Certain covenants are also given by the Obligors in respect of the future conduct of the business including: (i) financial covenants as to (a) the ratio of total consolidated net borrowings to EBITDA and (b) the ratio of operating profit to net borrowing costs; (ii) restrictions on disposals; (iii) restrictions on guarantees; (iv) restrictions on the incurrence of subsidiary indebtedness; and (v) restrictions on the creation of security.

The Facility Agreement contains certain mandatory prepayment events, including illegality and a change of control of the Guarantor. The Guarantor has the right to cancel the whole or part of any lender's outstanding commitment. The Facility Agreement also provides for a Borrower to voluntarily prepay an outstanding loan.

The Facility Agreement provides that certain events will be considered to be events of default, upon the occurrence of which the Facility may be cancelled and amounts utilised declared immediately due and payable. These events include: (i) failure to make any payment under the Facility Agreement and certain other related finance documents (together the "Finance Documents") within five days of the due date; (ii) a failure to comply with the financial covenants referred to above; (iii) a breach of any other provision of the Finance Documents; (iv) certain cross defaults in relation to other financial indebtedness of an Obligor or certain other members of its group (the "Principal Subsidiaries"); (v) insolvency related events in relation to an Obligor or a Principal Subsidiary; (vi) cessation of the business of an Obligor or Principal Subsidiary; (vii) unlawfulness for an Obligor to perform its payment obligations under the Finance Documents; and (viii) the cessation of a Borrower to be a member of the Guarantor's group.

19.5 Skiffy acquisition agreement

A sale and purchase agreement was entered into on 6 February 2004 between IWP International B.V., IWP (UK) Holdings plc (together the "Sellers"), IWP International plc (the "Guarantor"), Bunzl B.V. (the "Purchaser") and Bunzl in relation to the purchase of shares in the capital of Johan Putzfeld Industrie En Handelscompagnie B.V., Skiffy UK Limited and IWP International S.A.

The acquisition of the Skiffy Group of companies was completed in March 2004. The Skiffy Group comprises Johan Putzfeld Industrie En Handelscompagnie B.V., IWP International SA, Skiffy France SA, Acme SAS, Skiffy Normteile GmbH and Skiffy SA (Pty) Ltd. The purchase price for the Skiffy Group was approximately €28.5 million.

The Sellers have given warranties to and non-compete covenants in favour of the Purchaser, which are customary for an agreement of this type. The liability of the Sellers under the agreement is limited to those breaches of warranty notified within 18 months after the completion date. The Guarantor guarantees the obligations of the Seller under the agreement. Bunzl guarantees the obligations of the Purchaser under this agreement.

20. Working capital

In the opinion of the Company, and taking account of the Filtrona Group's existing bank facilities, the working capital available to the Filtrona Group is sufficient for the Filtrona Group's present requirements, that is for the next 12 months following the date of this document.

21. Consents

21.1 JPMorgan Cazenove has given, and has not withdrawn, its consent to the issue of this document with the inclusion therein of its name and references to it in the form and context in which they are included.

21.2 KPMG Audit Plc has given, and has not withdrawn, its consent to the inclusion in this document of its name, reports and references to them in the form and context in which they appear and has authorised those parts of this document which comprise its reports and the said references for the

purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

22. Miscellaneous

Bunzl and Filtrona have agreed that Bunzl will be responsible for substantially all the costs associated with the Demerger, including certain costs agreed in advance with Bunzl which have been or will be incurred by Filtrona.

The Directors estimate that the costs of the Demerger which will be incurred by Filtrona in the year ending 31 December 2005 will be approximately £1 million, comprising professional and other advisers' fees and other costs directly related to the Demerger.

23. Auditors and financial information

23.1 The Company was incorporated on 5 May 2005. KPMG Audit Plc, Chartered Accountants whose registered address is 8 Salisbury Square, London EC4Y 8BB were appointed as the Company's auditors on 6 May 2005.

23.2 The financial information contained in this document does not comprise the statutory accounts of any company, within the meaning of section 240 of the Companies Act. The Company has not prepared any statutory accounts. The Accountants' Report set out in Part 4 of this document contains financial information on Filtrona plc from 5 May to 10 May 2005. The Accountants' Reports set out in Parts 5 and 6 of this document contain financial information on the Filtrona Group for the three years ended 31 December 2004 under UK GAAP and for the year ended 31 December 2004 under IFRS respectively. The Accountants' Reports are unqualified and do not contain a statement under section 237(2) or (3) of the Companies Act.

24. Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of publication of this document at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY:

(i) these listing particulars and the Circular;

(ii) the Company's Memorandum and Articles of Association;

(iii) all executive Directors' service agreements and non-executive Directors' letters of appointment;

(iv) the material contracts referred to in paragraph 19 of this Part 8;

(v) the rules of the Filtrona Share Incentive Plans referred to in paragraph 8 of this Part 8;

(vi) the consent letters referred to in paragraph 21 of this Part 8; and

(vii) the reports from KPMG Audit Plc set out respectively in Parts 4, 5 and 6 of this document.

PART 9

DEFINITIONS AND GLOSSARY OF TECHNICAL TERMS

The following definitions shall apply to other words and phrases used in this document except where the context requires otherwise:

"Accountants' Reports"	the reports prepared by KPMG in relation to Filtrona and the Filtrona Group and set out in Parts 4, 5 and 6 of this document;
"Admission"	admission of the Filtrona Shares to (i) the Official List and (ii) trading on the London Stock Exchange's markets for listed securities;
"Audit Committee"	the audit committee of the Board;
"Board"	the board of directors of the Company;
"Bunzl"	Bunzl plc, incorporated and registered in England and Wales under the Companies Act with registered number 358948 or, where the context so requires, the Bunzl Group;
"Bunzl ADRs"	American Depositary Receipts evidencing Bunzl ADSs;
"Bunzl ADSs"	American Depository Shares in Bunzl each representing five Bunzl Shares issued by the Depositary;
"Bunzl Board"	the board of directors of Bunzl;
"Bunzl Group"	(a) in relation to the period prior to the Demerger becoming effective, Bunzl and its subsidiary undertakings, excluding, where the context requires, the Filtrona Group; (b) in relation to the period after the Demerger becoming effective, Bunzl and its subsidiary undertakings (excluding any such subsidiary undertaking which forms a part of the Filtrona Group);
"Bunzl Share Consolidation"	the proposed consolidation of every nine Bunzl ordinary shares of nominal value of 25 pence each into seven Bunzl ordinary shares of nominal value of 32 1/7 pence each, described in more detail in paragraph 1 of Part 1 of the Circular;
"Bunzl Shareholders"	holders of Bunzl Shares;
"Bunzl Share Register"	the register of members of Bunzl held by the Registrar;
"Bunzl Shares"	the ordinary shares of Bunzl with a nominal value of 25 pence each;
"Business Day"	a day (excluding Saturday or Sunday or public holidays in England and Wales) on which banks generally are open for business in the City of London for the transaction of normal banking business;
"Capital Employed"	net operating assets less goodwill or, for IFRS, segment assets less segment liabilities;
"Cash Conversion Rate"	the ratio of net cash inflow from operating activities less net cash outflow for capital expenditure over EBITA;
"certificated" or "in certificated form"	recorded on the relevant register as being held in certificated form and title to which may be transferred by means of a stock transfer form;
"Circular"	the circular to Bunzl Shareholders dated 17 May 2005 relating to the Demerger which accompanies this document;

"Companies Act" or "Act"	the Companies Act 1985, as amended;
"Consolidated Bunzl Shares"	the Bunzl Shares as consolidated pursuant to the Bunzl Share Consolidation;
"Court"	the High Court of Justice in England and Wales;
"CREST"	the UK based system for the paperless settlement of trades in securities and the holding of uncertificated securities, of which CRESTCo is the operator;
"CRESTCo"	CRESTCo Limited, the operator of CREST;
"Daily Official List"	the Stock Exchange Daily Official List published by the London Stock Exchange;
"Demerger"	the proposed separation of the Filtrona Business from the Bunzl Group by way of demerger as described in Part 3 of this document;
"Demerger Agreement"	the agreement dated 16 May 2005 between Bunzl and Filtrona relating to the Demerger described in paragraph 19.1 of Part 8;
"Demerger Dividend"	has the meaning given in paragraph 1.1 of Part 3;
"Demerger Record Time"	7.00 a.m. on 6 June 2005;
"Demerger Resolution"	has the meaning given in paragraph 1 of Part 3;
"Depositary"	the Bank of New York, in its capacity as depositary in respect of the Bunzl ADRs;
"Directors"	the directors of the Company whose names are set out in paragraph 5.1 of Part 8 of this document or, where the context so requires, the directors of the Company from time to time;
"EBITA"	operating profit before interest, tax and goodwill amortisation;
"EBITDA"	operating profits before interest, tax, depreciation and goodwill amortisation;
"EGM"	the Extraordinary General Meeting of Bunzl convened pursuant to the EGM Notice;
"EGM Notice"	the notice of the EGM set out in pages 26 and 27 of the Circular;
"Filtrona" or "Company"	Filtrona plc or, where the context so requires, the Filtrona Business or the Filtrona Group;
"Filtrona Articles", "Articles of Association" or "Articles"	the articles of association of Filtrona;
"Filtrona Business"	the businesses carried out by the Filtrona Group at the date of this document;
"Filtrona Pension Schemes"	has the meaning given in paragraph 9.1 of Part 8;
"Filtrona Share Consolidation" or "Share Consolidation"	the proposed consolidation of every two Filtrona Shares of nominal value 62½ pence each into one Filtrona Share of nominal value 125 pence each, described in more detail in paragraph 1.2 of Part 3;
"Filtrona Shareholder(s)"	holder(s) of Filtrona Shares;
"Filtrona Share Incentive Plans"	the share incentive plans set out in paragraph 8 of Part 8;
"Filtrona Share Register" or "Share Register"	the register of members of the Company;

"Filtrona Shares"	the ordinary shares of 62½ pence each in the capital of the Company and, upon Admission, to be consolidated into ordinary shares of 125 pence each as described in paragraph 1.2 of Part 3;
"Filtrona USA Pension Plan"	has the meaning given in paragraph 9.2 of Part 8;
"Group" or "Filtrona Group"	(a) in relation to the period prior to the Demerger becoming effective, Filtrona International Limited and the companies and other persons that are or will, following the reorganisation referred to in paragraph 18 of Part 8 of this document, be its subsidiary or associated undertakings; (b) in relation to the period after the Demerger becoming effective, the Company, Filtrona International Limited and the companies and other persons that are or will, following the reorganisation referred to in paragraph 18 of Part 8 of this document, be their subsidiary or associated undertakings;
"IFRS"	International Financial Reporting Standards and International Accounting Standards;
"JPMorgan Cazenove"	JPMorgan Cazenove Limited;
"Listing Rules"	the rules and regulations made by the UKLA pursuant to section 74 of the Financial Services and Markets Act 2000 as amended from time to time;
"London Stock Exchange"	London Stock Exchange plc or any recognised investment exchange for the purposes of the Financial Services and Markets Act 2000 which may take over the functions of London Stock Exchange plc;
"Nomination Committee"	the nomination committee of the Board;
"Official List"	the Official List of the UKLA;
"PREPs"	potentially reduced exposure products;
"Reduction of Capital"	the proposed reduction of the Company's share capital to be effected in accordance with section 135 of the Companies Act, described in more detail in paragraph 1.3 of Part 3;
"Reduction Resolution"	has the meaning given in paragraph 1.3 of Part 3;
"Registrar"	Computershare Investor Services PLC;
"Remuneration Committee"	the remuneration committee of the Board;
"Return on Capital Employed"	the ratio of EBITA over net operating assets excluding goodwill;
"SEC"	the United States Securities and Exchange Commission;
"SKUs"	stock keeping units;
"Transitional Services Agreement"	the agreement dated 16 May 2005 between Bunzl and Filtrona described in paragraph 19.3 of Part 8;
"UK GAAP"	the accounting principles generally accepted in the United Kingdom;

"UKLA"	the UK Listing Authority;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"US" or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia;
"US Exchange Act"	the United States Securities Exchange Act of 1934, as amended; and
"US Securities Act"	the United States Securities Act of 1933, as amended.

File No: 82-34882

RECEIVED

2005 ... -2 ...

OFFICE OF ...
...

Filtrona plc

Initial Accounts

Registered Number 5444653

10 May 2005

R8U5F805
RID 0367
COMPANIES HOUSE 11/5/05

AA8IA5FO
A25 0360
COMPANIES HOUSE 20/05/05

LYOUY563
LD6 0165
COMPANIES HOUSE 11/05/05

Contents

Statement of directors' responsibilities

In accordance with the provisions of section 273 of the Companies Act 1985, the Directors are responsible for the preparation of the initial accounts set out on pages 3 to 8. The Directors are required to prepare the initial accounts in accordance with the provisions of the Companies Act 1985 which would have applied had the initial accounts been prepared in respect of the financial year of the Company thus requiring, inter alia, the initial accounts to give a true and fair view of the state of affairs of the Company. In preparing the initial accounts, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the initial accounts;
- prepare the initial accounts on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the initial accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

File No: 82-34882

KPMG

KPMG Audit Plc
8 Salisbury Square
London
EC4Y 8BB
United Kingdom

Report of the independent auditors to the Directors of Filtrona plc pursuant to section 273(4) of the Companies Act 1985

We have audited the initial accounts of Filtrona plc on pages 3 to 8 for the period ended 10 May 2005 which have been prepared under the accounting policies set out therein.

This report is made solely to the company in accordance with section 273(4) of the Companies Act 1985. Our work has been undertaken so that we as the company's auditors might state to the company those matters we are required to state to it in a report under section 273(4) of that Act and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our work under section 273(4) of that Act, for this report, or for the opinion we have formed.

Respective responsibilities of directors and auditors
As described on page 1, you are responsible for the preparation of the initial accounts in accordance with applicable law and United Kingdom accounting standards.

Our responsibility is to express an opinion on these initial accounts based on our audit. We report to you our opinion as to whether the initial accounts have been properly prepared within the meaning of section 273 of the Companies Act 1985.

Basis of audit opinion

We conducted our audit in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the initial accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the initial accounts, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the initial accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the initial accounts.

Opinion

In our opinion the initial accounts for the period from 5 May 2005 (the date of incorporation) to 10 May 2005 have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice and properly prepared within the meaning of section 273 of the Companies Act 1985.

KPMG Audit Plc

KPMG Audit Plc
Chartered Accountants
Registered Auditor

10 May 2005

File No: 82-34882

Company profit and loss account

for the period to 10 May 2005

	£
Profit for the period	-

For the period from incorporation on 5 May 2005 to 10 May 2005 the Company did not trade. The profit attributable to the sharcholders of the Company for the period is £nil.

The notes on pages 7 and 8 form an integral part of the initial accounts.

Company balance sheet
at 10 May 2005

	Note	£
Current assets		
Cash		100,250
Current liabilities		
Creditors: amounts falling due within one year	2	(50,000)
Net current assets		50,250
Net assets		50,250
Capital and reserves		
Called up share capital	3	-
Capital contribution reserve	4	50,250
Profit and loss account	4	-
Equity shareholders' funds		50,250

These initial accounts were approved by the board of directors on 10 May 2005 and were signed on its behalf by:

M.J. Harper

Mark Harper
Director

The notes on pages 7 and 8 form an integral part of the initial accounts.

Company cash flow statement

for the period to 10 May 2005

	£
Financing	
Issue of ordinary share capital	-
Issue of redeemable preference shares	50,000
Receipt of capital contribution	50,250
Increase in cash in the period	100,250

Reconciliation of net cash flow to movement in net funds	
Increase in cash and movement in net funds in the period	100,250
Opening net funds	-
Closing net funds	100,250

Company reconciliation of movements in shareholders' funds

for the period to 10 May 2005

	£
Opening shareholders' funds	-
Capital contribution	50,250
Closing shareholders' funds	**50,250**

The notes on pages 7 and 8 form an integral part of the initial accounts.

Notes

(forming part of the initial accounts)

1 Accounting policies

Basis of preparation

These initial accounts have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice and in accordance with section 226A of the Companies Act 1985 using historical cost accounting rules.

Cash

Cash, for the purposes of the cash flow statement, comprises of cash in hand and deposits repayable on demand.

Financial instruments

Financial instruments are classified as financial liabilities where they contain a contractual obligation to deliver cash or another financial asset to another entity.

2 Creditors: amounts falling due within one year

	10 May 2005
	£
Preference shares	50,000

The Company is authorised to issue 50,000 redeemable preference shares of £1 each. On 7 May 2005 the Company issued 50,000 redeemable preference shares with a nominal value of £1 each to Bunzl plc.

The preference shares carry no right to income by way of a dividend out of the profits of the Company. On a return of capital, whether or not on a winding up, other than redemption or purchase by the Company of any of its share capital, the holders of the redeemable preference shares are entitled to receive in sterling out of the assets of the Company available for distribution in priority to any payment to the holders of any other class of shares in the Company.

The Company is entitled to redeem the preference shares at any time, and is obliged to redeem the preference shares on or before 28 June 2005. The amount payable on redemption of the preference shares is the nominal value of each redeemable preference share.

The preference shares have no voting rights.

Notes

(forming part of the initial accounts)

3 Share capital

	10 May 2005
	£
Authorised	
Equity: 699,600,000 ordinary shares of 12.5 pence each	87,450,000
Allotted, called up and fully paid	
Equity: 2 ordinary shares of 12.5 pence each	-

Each ordinary share entitles the holder of the share to one vote at a general meeting of the company's members. The company's equity ordinary shares are held by DM Williams and PN Hussey, both shareholders in Bunzl plc.

4 Reserves

	Profit and loss account	Capital contribution reserve
	£	£
On incorporation	-	-
Capital contribution	-	50,250
At 10 May 2005	-	50,250

The capital contribution of £50,250 was made by Bunzl plc on 6 May 2005.

5 *Ultimate parent company*

The directors consider the ultimate parent company to be Bunzl plc. The Group accounts of Bunzl plc are available to the public and may be obtained from:

Bunzl plc
110 Park Street
London
W1K 6NX

File No: 82-34882

RECEIVED
2005 AUG -2 A 8:5?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

225

Change of accounting reference date

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 5444653

Company Name in Full FILTRONA PLC

	Day	Month	Year
The accounting reference period ending	3 1	0 5	2 0 0 6
is shortened/~~extended~~ so as to end on	3 1	1 2	2 0 0 5

Subsequent periods will end on the same day and month in future years.

If extending more than once in five years, please indicate in the box the number of the provision listed in note c. on which you *are relying.*

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period.

a. You may not change a period for which the accounts are already overdue.

b. You may not extend a period beyond 18 months unless the company is subject to an administration order.

c. You may not extend periods more than once in five years unless:

1. *the company is subject to an administration order, or*
2. you have the specific approval of the Secretary of State, (please enclose a copy), or
3. you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area, or
4. the form is being submitted by an oversea company.

Signed [signature] **Date** 19/5/05

† a director / secretary / administrator /administrative receiver / receiver and manager / receiver (Scotland) / person authorised on behalf of an oversea company

† Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange, for the person Companies House should contact if there is any query

Slaughter and May (Ref: JCXT/ADYS/AEGB)
One Bunhill Row
London
EC1Y 8YY

Tel Tel: 020 7600 1200

DX number 11 DX exchange London

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

File No: 82-34882

G

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHFP025

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 5444653

Please complete legibly, preferably in black type, or bold block lettering

Name of company

* insert full name of company

* FILTRONA PLC

gives notice that:

Pursuant to resolutions of the members of the company passed on 13 May 2005:

On 6 June 2005, every two ordinary shares of 62.5 pence each in the capital of the company were consolidated into one ordinary share of 125 pence each.

On 9 June 2005, the nominal value of each ordinary share was reduced from 125 pence to 25 pence each with a consequent reduction in the total share capital of the company from £625,000,000 to £125,000,000.

† Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation† Finance Director Date 3 JUNE 2005

Presentor's name address and reference (if any):
Slaughter and May (JCXT/AEGB)
One Bunhill Row
London
EC1Y 8YY

For official Use
General Section

EUKIB00H
EDX 0934
COMPANIES HOUSE 9/6/05

File No: 82-34882

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

G

122

CHFP025

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 5444653

Name of company

* insert full name of company

* FILTRONA PLC

gives notice that:

Pursuant to ordinary resolutions of the members passed at an extraordinary general meeting of the company on 13 May 2005:

The 50,000 unissued redeemable preference shares of nominal value £1 each in the authorised share capital of the Company were redesignated as 80,000 ordinary shares of nominal value 62½ pence each.

The 699,599,990 unissued ordinary shares of 12½ pence each in the authorised share capital of the Company were redesignated as 139,919,998 ordinary shares of 62½ pence each.

The issued share capital of the Company comprising 10 ordinary shares of 12½ pence each were consolidated on the basis that every five issued ordinary shares consolidated into one ordinary share of 62½ pence each.

† Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation† Finance Director Date 3 JUNE 2005

Presentor's name address and reference (if any):
Slaughter and May (JCXT/AEGB)
One Bunhill Row
London
EC1Y 8YY

For official Use
General Section | Post room

L038P5ZP
LD4 0132
COMPANIES HOUSE 09/06/05

File No: 82-34882

G

CHFP025

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 5444653

Name of company

* FILTRONA PLC

* insert full name of company

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 13 May 2005 the nominal capital of the company has been increased by £ 537,500,000 beyond the registered capital of £ 87,500,000.

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

As specified in articles of association of the company from time to time. Shares carry a right to attend and vote at general meetings and to receive dividends and distributions.

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Finance Director Date 3 JUNE 2005

Presentor's name address and reference (if any) :

Slaughter and May (JCXT/AEGB)
One Bunhill Row
London
EC1Y 8YY

0207 090 3792

For official Use
General Section

Post room

L838Q5ZQ
LD4 COMPANIES HOUSE 0131 09/06/05

File No: 82-34882

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

287

Change in situation or address of Registered Office

Company Number 5444653

Company Name in full FILTRONA PLC

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: Avebury House

201-249 Avebury Boulevard

Post town: Milton Keynes

County / Region: Buckinghamshire

Postcode: MK9 1AU

Signed [signature] **Date** 12/5/05

† Please delete as appropriate.

† a director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~liquidator~~ / ~~receiver manager~~ / ~~receiver~~

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May (JCXT/ADYS/AEGB)

One Bunhill Row

London Tel 0207 090 3792

DX number 11 DX exchange London

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

LD5 *LZ8QP5DP* 0286
COMPANIES HOUSE 18/05/05

10/03

File No: 82-34882

288a

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 5444653

Company Name in full: FILTRONA PLC

	Day	Month	Year
Date of appointment	12	05	2005
†Date of Birth	16	04	1956

Appointment form

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME

*Style / Title: Mr   *Honours etc:

Forename(s): Paul

Surname: Drechsler

Previous Forename(s): N/A   Previous Surname(s): N/A

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address ††: 17 Ardbeg Road, North Dulwich

Post town: London   Postcode: SE24 9JL

County / Region: Country: UK

†Nationality: ~~British~~ IRISH   †Business occupation: Director

†Other directorships (additional space overleaf): Wates Construction Limited

I consent to act as ** director / ~~secretary~~ of the above named company

* Voluntary details.
† Directors only.
**Delete as appropriate

Consent signature: Paul Drechsler   **Date**: 12 May 2005

A director, secretary etc must sign the form below.

Signed: [signature]   **Date**:

(** a director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May (Ref: JCXT/ADYS/AEGB)
One Bunhill Row
London
EC1Y 8YY

Tel Tel: 020 7600 1200

DX number 11   DX exchange London

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

[redacted]
LD5 COMPANIES HOUSE 0283 18/05/05

File No: 82-34882

Company Number	

† Directors only.

†Other directorships	
	Wates Group Limited
	Wates Interiors Limited
	Imperial Chemical Industries plc
	ICI Pension Trustees Limited

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

File No: 82-34882

Package: 'Laserform' by Laserform International Ltd.

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 5444653

Company Name in full FILTRONA PLC

Date of appointment: Day 12 Month 05 Year 2005

†Date of Birth: Day 08 Month 04 Year 1948

Appointment form

Notes on completion appear on reverse.

Appointment as director X as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Jeffery Francis

Surname: Harris

Previous Forename(s): N/A Previous Surname(s): N/A

Usual residential address ††: 2 The Heights, Brooklands

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

Post town: Weybridge Postcode: KT13 0NY

County / Region: Surrey Country: UK

†Nationality: British †Business occupation: Director

†Other directorships (additional space overleaf): See attached sheet

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 12/5/05

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 12/5/05

(** a director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May (Ref: JCXT/ADYS/AEGB)
One Bunhill Row
London
EC1Y 8YY

Tel: 020 7600 1200

DX number 11 DX exchange London

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LD5 *LZ8QQ5DQ* 0285
COMPANIES HOUSE 18/05/05

Company Number

† Directors only.

†Other directorships

See attached sheet

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

(ATTACHMENT TO FORM 288a)

FILTRONA PLC

JEFFERY FRANCIS HARRIS - Directorships

Alliance Unichem Limited
Associated British Foods plc
Bunzl plc
Alliance Unichem Pension Trustee Limited
Unidrug Distribution Group Limited
Alliance Unichem GR JV Limited
Alliance Unichem Group Limited
Alliance Unichem Investments 1 Limited
Alliance Unichem Overseas Holdings Limited
Alliance Unichem PWS JV Limited
Alliance Unichem Quest Trustee Limited
E,Moss Limited
Hall Forster & Company Limited
Limefast Limited
OTC Direct Limited
Unichem Limited
Bradford Chemists' Alliance Limited

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 5444653

Company Name in full FILTRONA PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	1 2	0 5	2 0 0 5	†Date of Birth	1 9	0 2	1 9 4 9

Appointment form

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: Mr — *Honours etc:

Forename(s): Adrian

Surname: Auer

Previous Forename(s): — Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

Usual residential address ††: RMC HOUSE, COLDHARBOUR LANE, THORPE.

Post town: EGHAM — Postcode: TW20 8TD

County / Region: SURREY — Country: UK

†Nationality: British — †Business occupation: Non-executive director

†Other directorships (additional space overleaf): See attached sheet

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 12/5/05

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 12/5/05

(** a director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May (Ref: JCXT/AEGB)
One Bunhill Row
London
EC1Y 8YY

Tel Tel: 020 7600 1200

DX number 11 — DX exchange London

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Attachment to Form 288a

DIRECTORSHIPS OF ADRIAN AUER

Admiral Limited
Admiral Corporate Services Limited
Admiral CS Limited
Admiral DS Limited
Admiaral Legal Services Limited
Admiral Management Services Limited
Admiral Software Limited
Admiral Systems and Networks Limited
Admiral Training Centres Limited
Admiral Training Limited
Admiral Trustees Limited
Admiral Qualifying Employee Share Ownership Trustee Limited
Taylor Woodrow Developments Limited
Taylor Woodrow plc
RMC Group Limited
Vondel Unlimited
Readymix Finance
RMC Europe Limited
RMC Dollars
RMC Treasury Limited
Gillingham Portland Cement Company Limited
RMC Holdings B.V.
Rugby Holdings Limited
Bespak plc
Readymix plc

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 5444653

Company Name in full FILTRONA PLC

	Day	Month	Year
Date of appointment	12	05	2005
†Date of Birth	03	02	1957

Appointment form

Appointment as director: X | as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: Mr | *Honours etc:

Forename(s): Paul

Surname: Heiden

Previous Forename(s): N/A | Previous Surname(s): N/A

Usual residential address ††: Falcon Works, PO Box 7713, Meadow Lane

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985: X

Post town: Loughborough | Postcode: LE11 1ZF

County / Region: Leicestershire | Country: UK

†Nationality: British | †Business occupation: Director

†Other directorships (additional space overleaf): See attached sheet

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 12/5/05

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 12/5/05

(** a director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May (Ref: JCXT/ADYS/AEGB)
One Bunhill Row
London
EC1Y 8YY

Tel Tel: 020 7600 1200

DX number 11 | DX exchange London

LD5 *LZ8QT5DT* 0282
COMPANIES HOUSE 18/05/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number | |

† Directors only.

†Other directorships | See attached sheet

NOTES
Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

(ATTACHMENT TO FORM 288a)

FILTRONA PLC

PAUL HEIDEN - Directorships

FKI plc
Bridon plc
Danks Holdings Limited
Fisher-Karpark Holdings Limited
FKI Engineering Limited
FKI Industries Limited
FKI Nominees Limited
FKI USA Holdings Limited
Laurence Scott & Electromotors Limited
Hawker Siddeley Power Transformers Limited
Bunzl plc
Spare IPG 26 Limited
Rolls-Royce Industrial & Marine Power Limited
Rolls-Royce plc
Rolls-Royce Power Engineering plc
Vinters Engineering plc
Vinters plc
Rolls-Royce Power Investments Limited
Rolls-Royce Power Ventures Limited
Alpha Leasing Limited
Alpha Partners Leasing Limited
Rolls-Royce & Partners Finance Limited
Rolls-Royce Capital Limited
Dresdner Kleinwort Wasserstein Derivative Investments Limited

File No: 82-34882

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP025

Pursuant to section 169 of the Companies Act 1985

Please do not write in this margin

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 5444653

Please do not write in the space below. For Inland Revenue use only.



TWO HUNDRED POUNDS
25
5
05



FIFTY POUNDS
AC
25
5
05

Please complete legibly, preferably in black type, or bold block lettering

* insert full name of company

Name of company

* FILTRONA PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of Shares	Preference		
Number of shares purchased	50,000		
Nominal value of each share	£1		
Date(s) on which the shares were delivered to the company	11 May 2005		
Maximum prices paid for each share §	£1		
Minimum prices paid for each share §	£1		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 50,000
Stamp Duty is payable on the aggregate amount at the rate of $1/2$ % rounded up to the nearest multiple of £5	£ 250

TR POS 25/5/05

‡Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DIRECTOR Date 11/5/05

Presentor's name address and reference (if any):
Slaughter and May (JCXT/AEGB)
One Bunhill Row
London
EC1Y 8YY

0207 090 3792

For official Use
General Section

Post room

LZF1C5L2
LD5 0477
COMPANIES HOUSE 25/05/05

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 5444653

Company name in full FILTRONA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8		
Nominal value of each share	12.5 pence		
Amount (if any) paid or due on each share *(including any share premium)*	12.5 pence		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

LZ8Q05DO
LD5 COMPANIES HOUSE 0287 18/05/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

File No: 82-34882

Shareholder details	Shares and share class allotted	
Name Paul Nicholas Hussey	Class of shares allotted	Number allotted
Address Bunzl plc, 110 Park Street, London	Ordinary	4
UK Postcode W1K 6NX		
Name David Michael Williams	Class of shares allotted	Number allotted
Address Bunzl plc, 110 Park Street, London	Ordinary	4
UK Postcode W1K 6NX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 12/5/05

A director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May (JCXT/ADYS/AEGB)	
One Bunhill Row	
London EC1Y 8YY	Tel 0207 090 3792
DX number 11	DX exchange London

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 5444653

Company Name in full FILTRONA PLC

	Day	Month	Year
Date of termination of appointment	1 1	0 5	2 0 0 5

as director X *as secretary* [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME Please insert details as previously notified to Companies House.

*Style / Title: Mr *Honours etc:

Forename(s): Paul Nicholas

Surname: Hussey

	Day	Month	Year
†Date of Birth	1 1	0 1	1 9 5 9

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Please delete as appropriate

Signed [signature] **Date** 12/5/05

(** serving director/~~secretary/administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Slaughter and May (Ref: JCXT/ADYS/AEGB)
One Bunhill Row
London
EC1Y 8YY

Tel Tel: 020 7600 1200

DX number 11 DX exchange London

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 5444653

Company Name in full FILTRONA PLC

	Day	Month	Year
Date of appointment	1 1	0 5	2 0 0 5
†Date of Birth	1 9	0 3	1 9 6 8

Appointment form

Appointment as director [ ] as secretary [X]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Stephen William

Surname: Dryden

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† 1 Claydon Grove
Hatton Park

Post town: Warwick Postcode: CV35 7UF

County / Region: Warwickshire Country: UK

†Nationality: British †Business occupation: Finance Director

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 12/5/05

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 12/5/05

(** a director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May (Ref: JCXT/ADYS/AEGB)
One Bunhill Row
London
EC1Y 8YY

Tel Tel: 020 7600 1200
DX number 11 DX exchange London

LD5 *LZ8QV5DU* 0280
COMPANIES HOUSE 18/05/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

File No. 82-34882

Package:	'Laserform'
by Laserform International Ltd.	

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 5444653

Company Name in full FILTRONA PLC

	Day	Month	Year
Date of termination of appointment	1 1	0 5	2 0 0 5

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title	
*Honours etc	
Forename(s)	
Surname	Trusec Limited

	Day	Month	Year
†Date of Birth			

A serving director, secretary etc must sign the form below.

Signed ______ **Date** 12/5/05

(** serving director/~~secretary/administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
**Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Slaughter and May (Ref: JCXT/ADYS/AEGB)
One Bunhill Row
London
EC1Y 8YY

Tel Tel: 020 7600 1200

DX number 11 DX exchange London

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LZ8QH5DH
LD5 0279
COMPANIES HOUSE 18/05/05

File No: 82-34882

Company Number

† Directors only. †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 5444653

Company name in full FILTRONA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	06	05	2005			

Class of shares *(ordinary or preference etc)*	Preference		
Number allotted	50000		
Nominal value of each share	£1		
Amount (if any) paid or due on each share *(including any share premium)*	£1		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

77

LYHKU51L
LD5 0436
COMPANIES HOUSE 06/05/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and address of the allottees *(List joint share allotments consecutively)* File No: 82-34882

Shareholder details	Shares and share class allotted	
Name BUNZL PLC	Class of shares allotted	Number allotted
Address 110 Park Street, London	Preference	50,000
UK Postcode W1K 6NX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 6/5/05

A director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May (Ref: JCXT/ADYS/AEGB)
One Bunhill Row
London EC1Y 8YY Tel 0207 090 3792
DX number 11 DX exchange London

File No: 82-34882

117

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

Application by a public company for certificate to commence business

Company Number 5444653

Company Name in full FILTRONA PLC

applies for a certificate that it is entitled to do business and exercise borrowing powers, and, for that purpose,

I, PAUL NICHOLAS HUSSEY

of BUNZL PLC 110 PARK STREET

LONDON W1K 6NX

❶ Please delete as appropriate.

❶ [a director][~~the secretary~~] of the above company do solemnly and sincerely declare that:-

1. the aggregate nominal value of the company's allotted share capital is not less than £50,000
2. the aggregate amount paid up on the allotted share capital of the company at the time of this application is £ 50,000.25
3. the ❶ [estimated] amount of the preliminary expenses of the company is £ 0

❷ Please insert the name(s) of person(s) by whom expenses paid or payable.

❷

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Slaughter and May (Ref: JCXT/ADYS/AEGB)
One Bunhill Row
London
EC1Y 8YY

Tel Tel: 020 7600 3792

DX number 11 DX exchange London

LD1 *LYG3X51D* 0054
COMPANIES HOUSE 06/05/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

❶ [4a. no amount or benefit has been paid or given or is intended to be paid or given to any of the promoters of the company]

File No: 82-34882

❶ ~~[Any amount or benefit paid or given or intended to be paid or given to any promoter of the company is:]~~

❶ Please delete as appropriate.

Promoter No 1;

The amount paid or intended to be paid	£
Any benefit given or intended to be given	
The consideration for such payment or benefit	

Promoter No 2;

The amount paid or intended to be paid	£
Any benefit given or intended to be given	
The consideration for such payment or benefit	

Promoter No 3;

The amount paid or intended to be paid	£
Any benefit given or intended to be given	
The consideration for such payment or benefit	

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835.

Declarant's signature [signature]

Declared at 115, PARK STREET. LONDON W1.

	Day	Month	Year
on	0 6	0 5	2 0 0 5

❸ Please print name. before me ❸ REXFORD E. DIAS COMMISSIONER FOR OATHS

Signed [signature] **Date** 6·05·2005

A Commissioner for Oaths or Notary Public or Justice of the Peace or Solicitor

Company number: 5444653

THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

RESOLUTIONS

of

FILTRONA PLC

At an extraordinary general meeting of Filtrona plc (the "Company") duly convened and held on 13 May 2005, the following resolutions were passed as Ordinary and Special Resolutions as set out below:

ORDINARY RESOLUTIONS

THAT:

1. the 50,000 unissued redeemable preference shares of nominal value £1 each in the authorised share capital of the Company be and are hereby redesignated as 80,000 Ordinary shares of nominal value 62½ pence each;

2. the 699,599,990 unissued Ordinary shares of 12½ pence each in the authorised share capital of the Company be and are hereby redesignated as 139,919,998 Ordinary shares of 62½ pence each;

3. the issued share capital of the Company comprising 10 Ordinary shares of 12½ pence each be consolidated on the basis that every five issued Ordinary shares consolidates into one ordinary share of 62½ pence each.

4. the authorised share capital of the Company be increased from £87,500,000 to £625,000,000 by the creation of an additional 860,000,000 Ordinary shares of nominal value 62½ pence each;

5. the Directors be and are hereby unconditionally and generally authorised, in accordance with section 80 of the Companies Act 1985 (the "Act"), to exercise all powers of the Company to allot relevant securities (as defined in section 80(2) of the Act):

(A) up to an aggregate nominal amount of £276,250,000 representing 442,000,000 Ordinary shares of 62½ pence each for the purposes of satisfying the Company's obligations to issue shares to holders of ordinary shares in Bunzl plc ("Bunzl") as a result of a transfer to the Company of the entire issued share capital of Filtrona International Limited pursuant to a demerger dividend to be declared by Bunzl; and

(B) subject to and conditional on admission of the Ordinary shares in the capital of the Company to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange's market for listed securities ("Admission") and the passing of the resolution numbered 6 in this notice, in addition to and without prejudice to the authority specified in (A) above, up to an aggregate nominal amount equal to £90,834,000 provided that, if the resolution numbered 7 in this notice is approved and subsequently confirmed by Court order in accordance with section 135 of the Act, such amount be reduced to £18,167,000,

such authority to expire at the conclusion of the first annual general meeting of the Company save that the Company may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement;

6. subject to and conditional on Admission, every two Ordinary shares of 62½ pence each be consolidated into one Ordinary share of 125 pence each (the "Share Consolidation") and that fractional entitlements to shares arising on the Share Consolidation be aggregated and sold and the aggregate proceeds (net of any commissions, dealing costs and administrative expenses) be remitted to the relevant shareholders proportionately to their fractional entitlements (save that, in the event that any shareholder's entitlement is, when aggregated with his equivalent entitlement in respect of the consolidation of the Ordinary shares in Bunzl which is to be approved prior to Admission, less than £3, that shareholder's entitlement shall be retained by the Company);

SPECIAL RESOLUTIONS

THAT:

7. subject to and conditional on Admission and the Share Consolidation becoming effective, the nominal value of each Ordinary share be reduced from 125 pence to 25 pence;

8. the Directors be and are hereby generally empowered, pursuant to section 95 of the Act, to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority referred to in resolution 5(B), above, as if section 89(1) of the Act did not apply to such allotment, provided that the power is limited to:

(A) the allotment of equity securities in connection with an issue in favour of the holders of Ordinary shares on the register of members at such record date or dates as the Directors may determine for the purpose of any issue where the equity securities respectively attributable to the interests of the holders of the shares are proportionate (as nearly as may be) to the respective numbers of shares held by them at any such record date or dates so determined provided that the Directors may make such arrangements or exclusions as they consider necessary or expedient in respect of fractional entitlements or legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and

(B) the allotment (otherwise than pursuant to (A) above) of equity securities up to an aggregate nominal value of £2,725,000,

such power to expire on the conclusion of the first annual general meeting of the Company save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement;

9. subject to and conditional on Admission and the Share Consolidation and to the resolution numbered 6 in this notice being approved and subsequently confirmed by Court order in accordance with section 135 of the Act, the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (within the meaning of section 163(3) of the Act) on the London Stock Exchange of shares in the Company provided that:

(A) the maximum aggregate number of shares authorised to be purchased is 21,800,000;

(B) the minimum price which may be paid for such shares is 25 pence per share (exclusive of expenses);

(C) the maximum price (exclusive of expenses) which may be paid for any such share is not more than 5% above the average of the middle market quotations for such share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is purchased;

(D) unless previously revoked, varied or extended, the authority conferred shall expire at the conclusion of the first annual general meeting of the Company or, if earlier, on 10th November, 2006,

save that the Company may make a contract or contracts to purchase shares under the authority conferred prior to the expiry of such authority that will or may be executed wholly or partly after the expiry of such authority and may make a purchase of shares in pursuance of any such contract or contracts; and

10. the Articles of Association produced to the meeting be and are hereby adopted in substitution for and to the exclusion of the existing Articles of Association of the Company.

....
Chairman of the meeting

File No: 82-34882

Company number: 5444653

THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

RESOLUTIONS

of

FILTRONA PLC

At an extraordinary general meeting of Filtrona plc (the "Company") duly convened and held on 13 May 2005, the following resolutions were passed as Ordinary and Special Resolutions as set out below:

ORDINARY RESOLUTIONS

THAT:

1. the 50,000 unissued redeemable preference shares of nominal value £1 each in the authorised share capital of the Company be and are hereby redesignated as 80,000 Ordinary shares of nominal value 62½ pence each;

2. the 699,599,990 unissued Ordinary shares of 12½ pence each in the authorised share capital of the Company be and are hereby redesignated as 139,919,998 Ordinary shares of 62½ pence each;

3. the issued share capital of the Company comprising 10 Ordinary shares of 12½ pence each be consolidated on the basis that every five issued Ordinary shares consolidates into one ordinary share of 62½ pence each.

4. the authorised share capital of the Company be increased from £87,500,000 to £625,000,000 by the creation of an additional 860,000,000 Ordinary shares of nominal value 62½ pence each;

5. the Directors be and are hereby unconditionally and generally authorised, in accordance with section 80 of the Companies Act 1985 (the "Act"), to exercise all powers of the Company to allot relevant securities (as defined in section 80(2) of the Act):

(A) up to an aggregate nominal amount of £276,250,000 representing 442,000,000 Ordinary shares of 62½ pence each for the purposes of satisfying the Company's obligations to issue shares to holders of ordinary shares in Bunzl plc ("Bunzl") as a result of a transfer to the Company of the entire issued share capital of Filtrona International Limited pursuant to a demerger dividend to be declared by Bunzl; and

(B) subject to and conditional on admission of the Ordinary shares in the capital of the Company to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange's market for listed securities ("Admission") and the passing of the resolution numbered 6 in this notice, in addition to and without prejudice to the authority specified in (A) above, up to an aggregate nominal amount equal to £90,834,000 provided that, if the resolution numbered 7 in this notice is approved and subsequently confirmed by Court order in accordance with section 135 of the Act, such amount be reduced to £18,167,000,

such authority to expire at the conclusion of the first annual general meeting of the Company save that the Company may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement;

6. subject to and conditional on Admission, every two Ordinary shares of 62½ pence each be consolidated into one Ordinary share of 125 pence each (the "Share Consolidation") and that fractional entitlements to shares arising on the Share Consolidation be aggregated and sold and the aggregate proceeds (net of any commissions, dealing costs and administrative expenses) be remitted to the relevant shareholders proportionately to their fractional entitlements (save that, in the event that any shareholder's entitlement is, when aggregated with his equivalent entitlement in respect of the consolidation of the Ordinary shares in Bunzl which is to be approved prior to Admission, less than £3, that shareholder's entitlement shall be retained by the Company);

SPECIAL RESOLUTIONS

THAT:

7. subject to and conditional on Admission and the Share Consolidation becoming effective, the nominal value of each Ordinary share be reduced from 125 pence to 25 pence;

8. the Directors be and are hereby generally empowered, pursuant to section 95 of the Act, to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority referred to in resolution 5(B), above, as if section 89(1) of the Act did not apply to such allotment, provided that the power is limited to:

(A) the allotment of equity securities in connection with an issue in favour of the holders of Ordinary shares on the register of members at such record date or dates as the Directors may determine for the purpose of any issue where the equity securities respectively attributable to the interests of the holders of the shares are proportionate (as nearly as may be) to the respective numbers of shares held by them at any such record date or dates so determined provided that the Directors may make such arrangements or exclusions as they consider necessary or expedient in respect of fractional entitlements or legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and

(B) the allotment (otherwise than pursuant to (A) above) of equity securities up to *an aggregate nominal value of £2,725,000,*

such power to expire on the conclusion of the first annual general meeting of the Company save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement;

9. subject to and conditional on Admission and the Share Consolidation and to the resolution numbered 6 in this notice being approved and subsequently confirmed by Court order in accordance with section 135 of the Act, the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (within the meaning of section 163(3) of the Act) on the London Stock Exchange of shares in the Company provided that:

(A) the maximum aggregate number of shares authorised to be purchased is 21,800,000;

(B) the minimum price which may be paid for such shares is 25 pence per share (exclusive of expenses);

(C) the maximum price (exclusive of expenses) which may be paid for any such share is not more than 5% above the average of the middle market quotations for such share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is purchased;

(D) unless previously revoked, varied or extended, the authority conferred shall expire at the conclusion of the first annual general meeting of the Company or, if earlier, on 10th November, 2006,

save that the Company may make a contract or contracts to purchase shares under the authority conferred prior to the expiry of such authority that will or may be executed wholly or partly after the expiry of such authority and may make a purchase of shares in pursuance of any such contract or contracts; and

10. the Articles of Association produced to the meeting be and are hereby adopted in substitution for and to the exclusion of the existing Articles of Association of the Company.

....

Chairman of the meeting

X

Registered No. 05444643

MEMORANDUM OF ASSOCIATION

OF

FILTRONA PLC

public limited company

---

1. **Name**

The name of the company is "FILTRONA PLC".

2. **Type of Company**

The company is to be a public company.

3. **Registered Office**

The company's registered office is to be situated in England and Wales.

4. **Objects**

The objects for which the company is established are:-

(A) To carry on business as a general commercial company and to carry on any trade or business whatsoever.

(B) To acquire any estate or interest in and to take options over, construct, develop or exploit any property, real or personal, and rights of any kind and the whole or any part of the undertaking, assets and liabilities of any person and to act as a holding company.

(C) To provide services of all descriptions.

(D) To lend money and grant or provide credit and financial accommodation to any person and to deposit money with any person.

(E) To invest money of the company in any investments and to hold, sell or otherwise deal with investments or currencies or other financial assets.

(F) To enter into any arrangements with any government or authority or person and to obtain from any government or authority or person any legislation, orders, rights, privileges, franchises and concessions.

(G) To borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation in any manner and in particular (without prejudice to the generality of the foregoing) by mortgages of or charges upon all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by the creation and issue of securities.

(H) To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums interest dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any company which is at the relevant time a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company.

(I) *To amalgamate or enter into partnership or any profit-sharing arrangement with, or to* co-operate or participate in any way with, or to take over or assume any obligation of, or to assist or subsidise any person.

(J) To sell, exchange, mortgage, charge, let, grant licences, easements, options and other rights over, and in any other manner deal with, or dispose of, all or any part of the undertaking, property and assets (present and future) of the company for any or for no consideration and in particular (without prejudice to the generality of the foregoing) for any securities or for a share of profit or a royalty or other periodical or deferred payment.

(K) To issue and allot securities of the company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the company or any services rendered to the company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose, and to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the company or in or about the formation of the company or the conduct or course of its business.

(L) To establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to act as director of and as secretary, manager, registrar or transfer agent for any other company and to act as trustee of any kind and to undertake and execute any trust and any trust business (including the

business of acting as trustee under wills and settlements and as executor and administrator).

(M) To pay all the costs, charges and expenses preliminary or incidental to the promotion, formation, establishment and incorporation of the company, and to procure the registration or incorporation of the company in or under the laws of any place outside England.

(N) To the extent permitted by law, to give financial assistance for the purpose of the acquisition of shares of the company or any company which is at the relevant time the company's holding company or subsidiary or another subsidiary of any such holding company or for the purpose of reducing or discharging a liability incurred for the purpose of such an acquisition.

(O) To grant or procure the grant of donations, gratuities, pensions, annuities, allowances or other benefits, including benefits on death, to, or purchase and maintain any type of insurance for or for the benefit of, any directors, officers or employees or former directors, officers or employees of the company or any company which at any time is or was a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the company or whom the board of directors of the company considers have any moral claim on the company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise to advance the interests of such persons or the company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of such persons or the company or its members or for any national, charitable, benevolent, educational, social, public, political, general or useful object.

(P) To indemnify any Director of the Company or any associated company against any liability and purchase and maintain for any Director of the Company, or any associated company, insurance against any liability.

(Q) To cease carrying on or to wind up any business or activity of the company, and to cancel any registration of and to wind up or procure the dissolution of the company in any state or territory.

(R) To distribute any of the property of the company among its creditors and members or any class of either in cash, specie or kind.

(S) To do all or any of the above things or matters in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.

(T) To carry on any other activity and do anything of any nature which in the opinion of the board of directors of the company is or may be capable of being conveniently carried on or done in connection with the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the company's undertaking property or assets or otherwise to advance the interests of the company or of its members.

(U) To do any other thing which in the opinion of the board of directors of the company is or may be incidental or conducive to the attainment of the above objects or any of them.

(V) In this clause **"company"**, except where used in reference to this company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere, **"person"** shall include any company as well as any other legal or natural person, **"securities"** shall include any fully, partly or nil paid or no par value share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation, **"and"** and **"or"** shall mean **"and/or"** where the context so permits, **"other"** and **"otherwise"** shall not be construed ejusdem generis where a wider construction is possible, and the objects specified in the different paragraphs of this clause shall not, except where the context expressly requires, be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the company or the nature of any trade or business carried on by the company, or by the fact that at any time the company is not carrying on any trade or business but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of those paragraphs defined the objects of a separate distinct and independent company.

5. Liability of Members

The liability of the members is limited.

6. Share Capital

The authorised share capital of the company is £125,000,000 divided into 500,000,000 ordinary shares of 25 pence each[1], and the company shall have the power from time to time to

[1] The company's share capital at incorporation was £87,500,000 divided into 50,000 redeemable preference shares of £1 each and 699,600,000 ordinary shares of 12½ pence each. By ordinary resolutions passed on 13 May 2005 the 50,000 redeemable preference shares of £1 each were redesignated as 80,000 ordinary shares of 62½ pence each, the 699,599,990 unissued ordinary shares of 12½ pence each were redesignated as 139,919,998 ordinary shares of 62½ pence each, the 10 issued ordinary shares of 12½ pence each were consolidated into 2 ordinary shares of 62½ pence each, and the authorised share capital of the company was increased by an additional 860,000,000 ordinary shares of 62½ pence each, all of which resulted in a total authorised share capital of £625,000,000 divided into 1,000,000,000 ordinary shares of 62½ pence each. On 9 June 2005 the share capital was reduced from £625,000,000 to £125,000,000 by the reduction of the nominal value of each ordinary share from £1.25 to 25 pence as a result of a resolution passed on 13 May 2005.

divide the original or any increased capital into classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.

We, the subscribers of this memorandum of association, wish to be formed into a company pursuant to this memorandum; and we agree to take the number of shares shown opposite our respective names.

	Subscribers			Number of shares taken by each subscriber
1.	Signature	:		One Ordinary
	Full name	:	Paul Nicholas Hussey	
	Address	:	Bunzl plc, 110 Park Street, London W1K 6NX	
2.	Signature	:		One Ordinary
	Full name	:	David Michael Williams	
	Address	:	Bunzl plc, 110 Park Street, London W1K 6NX	
	Total shares taken:			Two Ordinary
	Dated			

Witness to the above signatures

Signature of Witness :
Full name :
Address :

TP050900041

ARTICLES OF ASSOCIATION

of

FILTRONA PLC

public limited company

(Articles adopted on 13 May 2005)

Interpretation

1. Exclusion of Table A

No regulations set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies shall apply as the regulations or articles of the company.

2. Definitions

In these articles unless the context otherwise requires:-

"**address**", in relation to electronic communications, includes any number or address used for the purposes of such communications;

"**these articles**" means these articles of association as altered from time to time and the expression "**this article**" shall be construed accordingly;

"**the auditors**" means the auditors from time to time of the company or, in the case of joint auditors, any one of them;

"**the board**" means the board of directors from time to time of the company or the directors present at a meeting of the directors at which a quorum is present;

"**certificated share**" means a share which is not an uncertificated share and references in these articles to a share being held in certificated form shall be construed accordingly;

"**clear days**" in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

"**the Companies Acts**" means every statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the company;

"**electronic signature**" means anything in electronic form which the board requires to be incorporated into or otherwise associated with an electronic communication for the purpose of establishing the authenticity or integrity of the communication;

"**the holder**" in relation to any shares means the member whose name is entered in the register as the holder of those shares;

"**the Listing Rules**" means the rules which are made from time to time by the relevant competent authority for the purposes of the regulation of the official listing of the company's securities;

"**member**" means a member of the company;

"**the office**" means the registered office from time to time of the company;

"**paid up**" means paid up or credited as paid up;

"**participating class**" means a class of shares title to which is permitted by an Operator to be transferred by means of a relevant system;

"**person entitled by transmission**" means a person whose entitlement to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the register;

"**the register**" means the register of members of the company;

"**seal**" means any common or official seal that the company may be permitted to have under the Companies Acts;

"**the secretary**" means the secretary, or (if there are joint secretaries) any one of the joint secretaries, of the company and includes an assistant or deputy secretary and any person appointed by the board to perform any of the duties of the secretary;

"**uncertificated share**" means a share of a class which is at the relevant time a participating class title to which is recorded on the register as being held in uncertificated form and references in these articles to a share being held in uncertificated form shall be construed accordingly;

"**the Uncertificated Securities Regulations**" means the Uncertificated Securities Regulations 2001 as amended from time to time and any provisions of or under the Companies Acts which supplement or replace such Regulations;

"**United Kingdom**" means Great Britain and Northern Ireland;

references to a document being **executed** include references to its being executed under hand or under seal or by any other method except by means of an electronic signature;

references to a document being **signed** or to **signature** include references to its being executed under hand or under seal or by any other method and, in the case of an electronic communication, such references are to its bearing an electronic signature;

references to **writing** include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular article or where permitted by the board in its absolute discretion;

words or expressions to which a particular meaning is given by the Companies Acts in force when these articles or any part of these articles are adopted bear (if not inconsistent with the subject matter or context) the same meaning in these articles or that part (as the case may be) save that the word "company" shall include any body corporate; and

references to a **meeting** shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

Headings are included only for convenience and shall not affect meaning.

3. Form of Resolution

(A) Where for any purpose an ordinary resolution of the company is required, a special or extraordinary resolution shall also be effective and where for any purpose an extraordinary resolution is required a special resolution shall also be effective.

(B) Subject to the Companies Acts, a resolution in writing signed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form each signed by or on behalf of one or more of the members. In this paragraph of this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Share Capital

4. Authorised Share Capital

The authorised share capital of the company is £125,000,000 divided into 500,000,000 ordinary shares of 25 pence each.

5. Rights Attached to Shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the board may decide.

6. Redeemable Shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the company or the holder.

7. Purchase of Own Shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, the company may purchase or may enter into a contract under which it will or may purchase all or any of its shares of any class, including any redeemable shares. Neither the company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

8. Variation of Rights

Subject to the provisions of the Companies Acts, all or any of the rights attached to any existing class of shares may from time to time (whether or not the company is being wound up) be varied either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. All the provisions of these articles as to general meetings of the company shall, with any necessary modifications, apply to any such separate general meeting, but so that the necessary quorum shall be two persons entitled to vote and holding or representing by proxy not less than one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares), (but so that at any adjourned meeting one holder entitled to vote and present in person or by proxy (whatever the number of shares held by him) shall be a quorum), that every holder of shares of the class present in person or by proxy and entitled to vote shall be entitled on a poll to one vote for every share of the class held by him (subject to any rights or restrictions attached to any class of shares) and that any holder of shares of the class present in person or by proxy and entitled to vote may demand a poll. The foregoing provisions of this article shall apply to the variation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class and their special rights were to be varied.

9. Pari Passu Issues

The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking pari passu with them.

10. Unissued Shares

Subject to the provisions of the Companies Acts and these articles and to any resolution passed by the company and without prejudice to any rights attached to existing shares, the unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the board which may offer, allot, grant options over or otherwise deal with or

dispose of them to such persons, at such times and for such consideration and upon such terms as the board may decide.

11. Payment of Commission

The company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly-paid shares or partly in one way and partly in the other.

12. Trusts Not Recognised

Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the company as holding any share upon any trust and the company shall not be bound by or required in any way to recognise (even when having notice of it) any interest in any share or (except only as by these articles or by law otherwise provided) any other right in respect of any share other than an absolute right to the whole of the share in the holder.

13. Suspension of Rights Where Non-Disclosure of Interest (LR ch 9, para 9.43)

(A) Where the holder of any shares in the company, or any other person appearing to be interested in those shares, fails to comply within the relevant period with any statutory notice in respect of those shares or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, the company may give the holder of those shares a further notice (a "restriction notice") to the effect that from the service of the restriction notice those shares will be subject to some or all of the relevant restrictions, and from service of the restriction notice those shares shall, notwithstanding any other provision of these articles, be subject to those relevant restrictions accordingly.

(B) If after the service of a restriction notice in respect of any shares the board is satisfied that all information required by any statutory notice relating to those shares or any of them from their holder or any other person appearing to be interested in the shares the subject of the restriction notice has been supplied, the company shall, within seven days, cancel the restriction notice. The company may at any time at its discretion cancel any restriction notice or exclude any shares from it. The company shall cancel a restriction notice within seven days after receipt of a notice in writing that the relevant shares have been transferred pursuant to an arm's length sale.

(C) Where any restriction notice is cancelled or ceases to have effect in relation to any shares, any moneys relating to those shares which were withheld by reason of that notice shall be paid without interest to the person who would but for the notice have been entitled to them or as he may direct.

(D) Any new shares in the company issued in right of any shares subject to a restriction notice shall also be subject to the restriction notice, and the board may make any right to an allotment of the new shares subject to restrictions

corresponding to those which will apply to those shares by reason of the restriction notice when such shares are issued.

(E) Any holder of shares on whom a restriction notice has been served may at any time request the company to give in writing the reason why the restriction notice has been served, or why it remains uncancelled, and within 14 days of receipt of such a notice the company shall give that information accordingly.

(F) If a statutory notice is given by the company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but the failure or omission to do so or the non-receipt of the copy by the holder shall not invalidate such notice.

(G) This article is in addition to, and shall not in any way prejudice or affect, the statutory rights of the company arising from any failure by any person to give any information required by a statutory notice within the time specified in it. For the purpose of this article a statutory notice need not specify the relevant period, and may require any information to be given before the expiry of the relevant period.

(H) In this article:-

a sale is an "**arm's length sale**" if the board is satisfied that it is a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the holder or with any person appearing to be interested in such shares and shall include a sale made by way of or in pursuance of acceptance of a takeover offer and a sale made through a recognised investment exchange or any other stock exchange outside the United Kingdom. For this purpose an associate (within the definition of that expression in any statute relating to insolvency in force at the date of adoption of this article) shall be included amongst the persons who are connected with the holder or any person appearing to be interested in such shares;

"**person appearing to be interested**" in any shares shall mean any person named in a response to a statutory notice or otherwise notified to the company by a member as being so interested or shown in any register or record kept by the company under the Companies Acts as so interested or, taking into account a response or failure to respond in the light of the response to any other statutory notice and any other relevant information in the possession of the company, any person whom the company knows or has reasonable cause to believe is or may be so interested;

"**person with a 0.25 per cent. interest**" means a person who holds, or is shown in any register or record kept by the company under the Companies Acts as having an interest in, shares in the company which comprise in total at least 0.25 per cent. in number or nominal value of the shares of the company (calculated exclusive of any shares held as treasury shares), or of any class of such shares (calculated exclusive of

any shares of that class held as treasury shares), in issue at the date of service of the restriction notice;

"**relevant period**" means a period of 14 days following service of a statutory notice;

"**relevant restrictions**" mean in the case of a restriction notice served on a person with a 0.25 per cent. interest that:-

(i) the shares shall not confer on the holder any right to attend or vote either personally or by proxy at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings;

(ii) the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares and the holder shall not be entitled to receive shares in lieu of dividend;

(iii) the board may decline to register a transfer of any of the shares which are certificated shares, unless such a transfer is pursuant to an arm's length sale

and in any other case mean only the restriction specified in sub-paragraph (i) of this definition; and

"**statutory notice**" means a notice served by the company under the Companies Acts requiring particulars of interests in shares or of the identity of persons interested in shares.

14. Uncertificated Shares

(A) Pursuant and subject to the Uncertificated Securities Regulations, the board may permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The board may also, subject to compliance with the Uncertificated Securities Regulations and the rules of any relevant system, determine at any time that title to any class of shares may from a date specified by the board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are uncertificated shares shall not be treated as forming a class which is separate from certificated shares with the same rights.

(B) In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these articles shall apply or have effect to the extent that it is inconsistent in any respect with:-

(i) the holding of shares of that class in uncertificated form;

(ii) the transfer of title to shares of that class by means of a relevant system; and

(iii) any provision of the Uncertificated Securities Regulations,

and, without prejudice to the generality of this article, no provision of these articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the Operator, so long as that is permitted or required by the Uncertificated Securities Regulations, of an Operator register of securities in respect of that class of shares in uncertificated form.

(C) Shares of a class which is at the relevant time a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Regulations and the rules of any relevant system.

(D) Unless the board otherwise determines or the Uncertificated Securities Regulations or the rules of the relevant system concerned otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.

(E) The company shall be entitled to assume that the entries on any record of securities maintained by it in accordance with the Uncertificated Securities Regulations and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the Operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the company in reliance on such assumption; in particular, any provision of these articles which requires or envisages that action will be taken in reliance on information contained in the register shall be construed to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled).

15. Right to Share Certificates (LR, ch 13, para 13.21)

Every person (except a person to whom the company is not by law required to issue a certificate) whose name is entered in the register as a holder of any certificated shares shall be entitled, without payment, to receive within the time limits prescribed by the Companies Acts (or, if earlier, within any prescribed time limit or within a time specified when the shares were issued) one certificate for all those shares of any one class. In the case of a certificated share held jointly by several persons, the company shall not be bound to issue more than one certificate and delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A

member who transfers some but not all of the shares comprised in a certificate shall be entitled to a certificate for the balance without charge.

16. Replacement of Share Certificates (LR, ch 13, para 13.21)

If a share certificate is defaced, worn out, lost or destroyed, it may be replaced on such terms (if any) as to evidence and indemnity as the board may decide and, where it is defaced or worn out, after delivery of the old certificate to the company. Any two or more certificates representing shares of any one class held by any member shall at his request be cancelled and a single new certificate for such shares issued in lieu. Any certificate representing shares of any one class held by any member may at his request be cancelled and two or more certificates for such shares may be issued instead. The board may require the payment of any exceptional out-of-pocket expenses of the company incurred in connection with the issue of any certificates under this article. Any one of two or more joint holders may request replacement certificates under this article.

17. Execution of Share Certificates

Every share certificate shall be executed under a seal or in such other manner as the board, having regard to the terms of issue and any listing requirements, may authorise and shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares. The board may by resolution decide, either generally or in any particular case or cases, that any signatures on any share certificates need not be autographic but may be applied to the certificates by some mechanical or other means or may be printed on them or that the certificates need not be signed by any person.

Lien

18. Company's Lien on Shares Not Fully Paid

The company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the company (whether presently or not) in respect of that share. The company's lien on a share shall extend to every amount payable in respect of it. The board may at any time either generally or in any particular case waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this article.

19. Enforcing Lien by Sale

The company may sell, in such manner as the board may decide, any share on which the company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after a notice has been served on the holder of the share or the person who is entitled by transmission to the share, demanding payment and stating that if the notice is not complied with the share may be sold. For giving effect to the sale the board may authorise some person to execute an instrument of transfer of the share sold to or in accordance with the directions of the purchaser. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in relation to the sale.

20. Application of Proceeds of Sale

The net proceeds, after payment of the costs, of the sale by the company of any share on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as it is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale and upon surrender, if required by the company, for cancellation of the certificate for the share sold) be paid to the person who was entitled to the share at the time of the sale.

Calls on Shares

21. Calls

Subject to the terms of issue, the board may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not payable on a date fixed by or in accordance with the terms of issue, and each member shall (subject to the company serving upon him at least 14 clear days' notice specifying when and where payment is to be made) pay to the company as required by the notice the amount called on his shares. A call may be made payable by instalments. A call may be revoked or postponed, in whole or in part, as the board may decide. A person upon whom a call is made shall remain liable jointly and severally with the successors in title to his shares for all calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

22. Timing of Calls

A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

23. Liability of Joint Holders

The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share.

24. Interest Due on Non-Payment

If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it is due and payable to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the board may decide, and all expenses that have been incurred by the company by reason of such non-payment, but the board shall be at liberty in any case or cases to waive payment of the interest or expenses wholly or in part.

25. Sums Due on Allotment Treated as Calls

Any amount which becomes payable in respect of a share on allotment or on any other date fixed by or in accordance with the terms of issue, whether in respect of the nominal amount of the share or by way of premium or as an instalment of a call, shall be deemed to be a call and, if it is not paid, all the provisions of these articles shall apply as if the sum had become due and payable by virtue of a call.

26. Power to Differentiate

The board may on or before the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

27. Payment of Calls in Advance

The board may, if it thinks fit, receive from any member who is willing to advance them all or any part of the moneys uncalled and unpaid upon any shares held by him and on all or any of the moneys so advanced may (until they would, but for the advance, become presently payable) pay interest at such rate, not exceeding (unless the company by ordinary resolution shall otherwise direct) 15 per cent. per annum, as the board may decide.

Forfeiture of Shares

28. Notice if Call or Instalment Not Paid

If any call or instalment of a call remains unpaid on any share after the day appointed for payment, the board may at any time serve a notice on the holder requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and any expenses incurred by the company by reason of such non-payment.

29. Form of Notice

The notice shall name a further day (not being less than 14 clear days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment on or before the day and at the place appointed, the shares in respect of which the call has been made or instalment is payable will be liable to be forfeited.

30. Forfeiture for Non-Compliance with Notice

If the notice is not complied with, any share in respect of which it was given may, at any time before payment of all calls or instalments and interest and expenses due in respect of it has been made, be forfeited by a resolution of the board to that effect and the forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not paid before the forfeiture. The board may accept the surrender of any share liable to be forfeited and, in that event, references in these articles to forfeiture shall include surrender.

31. Notice after Forfeiture

When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share but no forfeiture shall be invalidated by any omission or neglect to give notice.

32. Sale of Forfeited Shares

Until cancelled in accordance with the requirements of the Companies Acts, a forfeited share shall be deemed to be the property of the company and may be sold or otherwise disposed of either to the person who was, before forfeiture, the holder or to any other person upon such

terms and in such manner as the board shall decide. The board may for the purposes of the disposal authorise some person to execute an instrument of transfer to the designated transferee. The company may receive the consideration (if any) given for the share on its disposal. At any time before a sale or disposition the forfeiture may be cancelled by the board on such terms as the board may decide.

33. Arrears to be Paid Notwithstanding Forfeiture

A person whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the company for cancellation the certificate for the forfeited shares but shall remain liable to pay to the company all moneys which at the date of the forfeiture were payable by him to the company in respect of those shares with interest thereon at the rate of 15 per cent. per annum (or such lower rate as the board may decide) from the date of forfeiture until payment, and the company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

34. Statutory Declaration as to Forfeiture

A statutory declaration that the declarant is a director of the company or the secretary and that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale or disposal.

Transfer of Shares

35. Transfer

(A) Subject to such of the restrictions of these articles as may be applicable:-

(i) any member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for, and subject as provided in, the Uncertificated Securities Regulations and the rules of any relevant system, and accordingly no provision of these articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred; and

(ii) any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve.

(B) The transferor of a share shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the register in respect of it.

36. Execution of Transfer

The instrument of transfer of a certificated share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee. All instruments of transfer, when registered, may be retained by the company.

37. Rights to Decline Registration of Partly Paid Shares

The board may, in its absolute discretion and without giving any reason for so doing, decline to register any transfer of any share which is not a fully paid share.

38. Other Rights to Decline Registration

(A) Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the Uncertificated Securities Regulations, and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

(B) The board may decline to register any transfer of a certificated share unless:-

(i) the instrument of transfer is duly stamped or duly certified or otherwise shown to the satisfaction of the board to be exempt from stamp duty and is left at the office or such other place as the board may from time to time determine accompanied (save in the case of a transfer by a person to whom the company is not required by law to issue a certificate and to whom a certificate has not been issued) by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the person executing the instrument of transfer to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do;

(ii) the instrument of transfer is in respect of only one class of share; and

(iii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

(C) For all purposes of these articles relating to the registration of transfers of shares, the renunciation of the allotment of any shares by the allottee in favour of some other person shall be deemed to be a transfer and the board shall have the same powers of refusing to give effect to such a renunciation as if it were a transfer.

39. No Fee for Registration

No fee shall be charged by the company for registering any transfer, document or instruction relating to or affecting the title to any share or for making any other entry in the register.

40. Untraced Shareholders

The company may sell any certificated shares in the company on behalf of the holder of, or person entitled by transmission to, the shares at the best price reasonably obtainable at the time of sale if:-

(i) the shares have been in issue either in certificated or uncertificated form throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period;

(ii) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares or by the transfer of funds by means of a relevant system at any time during the relevant period;

(iii) so far as any director of the company at the end of the relevant period is then aware, the company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares; and

(iv) the company has caused two advertisements to be published, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares or the postal address at which service of notices may be effected under the articles is located, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

For the purpose of this article:-

"**the qualifying period**" means the period of 12 years immediately preceding the date of publication of the advertisements referred to in sub-paragraph (iv) above or of the first of the two advertisements to be published if they are published on different dates; and

"**the relevant period**" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (i) to (iv) above have been satisfied.

To give effect to any sale of shares pursuant to this article the board may authorise some person to transfer the shares in question and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the company and, upon their receipt, the company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the

company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the company or as it thinks fit.

Transmission of Shares

41. Transmission on Death

If a member dies, the survivor or survivors, where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the company as having any title to his shares; but nothing contained in these articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

42. Entry of Transmission in Register

Where the entitlement of a person to a certificated share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the board, the board shall within two months after proof cause the entitlement of that person to be noted in the register.

43. Election of Person Entitled by Transmission

Any person entitled by transmission to a share may, subject as provided elsewhere in these articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself he shall give notice to the company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including, without limitation, the execution of any document and the giving of any instruction by means of relevant system) to enable himself or that person to be registered as the holder of the share. The board may at any time require the person to elect either to be registered himself or to transfer the share and if the requirements are not complied with within 60 days of being issued the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements have been complied with. All the provisions of these articles relating to the transfer of, and registration of transfers of, shares shall apply to the notice or transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or transfer was given or executed by the member.

44. Rights of Person Entitled by Transmission

Where a person becomes entitled by transmission to a share, the rights of the holder in relation to that share shall cease, but the person entitled by transmission to the share may give a good discharge for any dividends or other moneys payable in respect of it and shall have the same rights in relation to the share as he would have had if he were the holder of it save that, until he becomes the holder, he shall not be entitled in respect of the share (except with the authority of the board) to receive notice of, or to attend or vote at, any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings.

Alteration of Share Capital

45. Increase, Consolidation, Sub-Division and Cancellation

The company may from time to time by ordinary resolution:-

(i) increase its share capital by such sum to be divided into shares of such amount as the resolution shall prescribe;

(ii) consolidate, or consolidate and then sub-divide, all or any of its share capital into shares of larger amount than its existing shares;

(iii) subject to the Companies Acts, sub-divide its shares or any of them into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or be subject to any restriction as compared with the others; and

(iv) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

46. Fractions

(A) Whenever as a result of a consolidation, consolidation and sub-division or sub-division of shares any members would become entitled to fractions of a share, the board may deal with the fractions as it thinks fit. In particular the board may sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Companies Acts, the company) and distribute the net proceeds of sale in due proportion among those members and the board may authorise some person to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. For the purposes of effecting the sale, the board may arrange for the shares representing the fractions to be entered in the register as certificated shares. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

(B) Subject to the Companies Acts, when the board consolidates or sub-divides shares, it can treat certificated and uncertificated shares which a member holds as separate shareholdings.

47. Reduction of Capital

Subject to the provisions of the Companies Acts, the company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way.

General Meetings

48. Extraordinary General Meetings

Any general meeting of the company other than an annual general meeting shall be called an extraordinary general meeting.

49. Annual General Meetings

The board shall convene and the company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

50. Convening of Extraordinary General Meetings

The board may convene an extraordinary general meeting whenever it thinks fit.

51. Separate General Meetings

The provisions of these articles relating to general meetings shall apply, with any necessary modifications, to any separate general meeting of the holders of shares of a class convened otherwise than in connection with the variation or abrogation of the rights attached to the shares of that class. For this purpose, a general meeting at which no holder of a share other than an ordinary share may, in his capacity as a member, attend or vote shall also constitute a separate general meeting of the holders of the ordinary shares.

Notice of General Meetings

52. Length of Notice

An annual general meeting and an extraordinary general meeting convened for the passing of a special resolution or (save as provided by the Companies Acts) a resolution of which special notice has been given to the company shall be convened by not less than 21 clear days' notice in writing. All other extraordinary general meetings shall be convened by not less than 14 clear days' notice in writing. The notice shall specify the place, day and time of the meeting, and the general nature of the business to be transacted. Notice of every general meeting shall be given to all members other than any who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the company, and also to the auditors or, if more than one, each of them. References in this article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Companies Acts.

53. Omission or Non-Receipt of Notice

(A) The accidental omission to give any notice of a meeting or the accidental omission to send any document relating to any meeting to, or the non-receipt of any such notice or document by, any person entitled to receive the notice or document shall not invalidate the proceedings at that meeting.

(B) A member present in person or by proxy at a meeting shall be deemed to have received proper notice of that meeting and, where applicable, of the purpose of that meeting.

54. Postponement of General Meetings

If the board, in its absolute discretion, considers that it is impractical or undesirable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone or move the general meeting to another date, time and/or place. The board shall take reasonable steps to ensure that notice of the date, time and place of the rearranged meeting is given to any member trying to attend the meeting at the original time and place. Notice of the date, time and place of the rearranged meeting shall, if practicable, also be placed in at least two national newspapers in the United Kingdom. Notice of the business to be transacted at such rearranged meeting shall not be required. If a meeting is rearranged in this way, the appointment of a proxy will be valid if it is received as required by these articles not less than 48 hours before the time appointed for holding the rearranged meeting. The board may also postpone or move the rearranged meeting under this article.

Proceedings at General Meetings

55. Quorum

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman of the meeting which shall not be treated as part of the business of the meeting. Save as otherwise provided by these articles, two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

56. Procedure if Quorum Not Present

If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, the meeting, if convened by or upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such other day (being not less than three nor more than 28 days later) and at such other time or place as may have been specified for the purpose in the notice convening the meeting. Where no such arrangements have been so specified, the meeting shall stand adjourned to such other day (being not less than ten nor more than 28 days later) and at such other time or place as the chairman of the meeting may decide and, in this case, the company shall give not less than seven clear days' notice in writing of the adjourned meeting. References in this article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Companies Acts. At any adjourned meeting one member present in person or by proxy and entitled to vote (whatever the number of shares held by him) shall be a quorum and any notice of an adjourned meeting shall state that one member present in person or by proxy and entitled to vote (whatever the number of shares held by him) shall be a quorum.

57. Security Arrangements

The board may direct that persons wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the board shall consider appropriate

in the circumstances and shall be entitled in its absolute discretion to, or to authorise some one or more persons who shall include a director or the secretary or the chairman of the meeting to, refuse entry to, or to eject from, such general meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

58. Chairman of General Meeting

The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at every general meeting. If more than one deputy chairman is present they shall agree amongst themselves who is to take the chair or, if they cannot agree, the deputy chairman who has been in office as a director longest shall take the chair. If there is no chairman or deputy chairman, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for the commencement of the meeting, or if neither the chairman nor any deputy chairman is willing to act as chairman, the directors present shall choose one of their number to act, or if one director only is present he shall preside as chairman of the meeting if willing to act. If no director is present, or if each of the directors present declines to take the chair, the persons present and entitled to vote shall appoint one of their number to be chairman of the meeting. Nothing in these articles shall restrict or exclude any of the powers or rights of a chairman of a meeting which are given by law.

59. Orderly Conduct

The chairman of the meeting shall take such action or give directions for such action to be taken as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting. The chairman's decision on points of order, matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination as to whether any point or matter is of such a nature.

60. Entitlement to Attend and Speak

Each director shall be entitled to attend and speak at any general meeting of the company. The chairman of the meeting may invite any person to attend and speak at any general meeting of the company where he considers that this will assist in the deliberations of the meeting.

61. Adjournments

The chairman of the meeting may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either sine die or to another time or place where it appears to him that (a) the members entitled to vote and wishing to attend cannot be conveniently accommodated in the place appointed for the meeting (b) the conduct of persons present prevents or is likely to prevent the orderly continuation of business or (c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted. In addition, the chairman of the meeting may at any time with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting either sine die or to another time or place. When a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the board. No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting had the adjournment not taken place. Any meeting may be adjourned more than once.

62. Notice of Adjournment

When a meeting is adjourned for three months or more, or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Except where these articles otherwise require, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

Amendments

63. Amendments to Resolutions

In the case of a resolution duly proposed as a special or extraordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless either at least 48 hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the office or the chairman of the meeting in his absolute discretion decides that it may be considered or voted upon. With the consent of the chairman of the meeting, an amendment may be withdrawn by its proposer before it is put to the vote.

64. Amendments Ruled Out of Order

If an amendment shall be proposed to any resolution under consideration but shall be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

Voting

65. *Votes of Members*

Subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these articles, on a show of hands every member who is present in person at a general meeting of the company shall have one vote. Proxies cannot vote on a show of hands. On a poll every member who is present in person or by proxy shall, subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these articles, have one vote for every share of which he is the holder.

66. Method of Voting

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded. Subject to the Companies Acts, a poll may be demanded by:-

(i) the chairman of the meeting; or

(ii) at least five members present in person or by proxy and entitled to vote; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The chairman of the meeting can also demand a poll before a resolution is put to the vote on a show of hands.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution on a show of hands has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

67. Procedure if Poll Demanded

If a poll is properly demanded it shall be taken in such manner as the chairman of the meeting shall direct. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

68. When Poll to be Taken

A poll demanded on the election of a chairman of the meeting, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or on such date (being not later than 30 days after the date of the demand) and at such time and place as the chairman of the meeting shall direct. It shall not be necessary (unless the chairman of the meeting otherwise directs) for notice to be given of a poll.

69. Continuance of Other Business after Poll Demand

The demand for a poll (other than on the election of a chairman of the meeting or on a question of adjournment) shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded, and it may be withdrawn with the consent of the chairman of the meeting at any time before the close of the meeting or the taking of the poll, whichever is the earlier, and in that event shall not invalidate the result of a show of hands declared before the demand was made.

70. Votes on a Poll

On a poll votes may be given either personally or by proxy. A member may appoint more than one proxy to attend on the same occasion and if he does he shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that member to exercise. On a poll a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

71. Casting Vote of Chairman

In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to an additional or casting vote.

72. Votes of Joint Holders

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

73. Voting on Behalf of Incapable Member

A member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company and may exercise any other right conferred by membership in relation to general meetings by or through any person authorised in such circumstances to do so on his behalf (and that person may vote on a poll by proxy), provided that evidence to the satisfaction of the board of the authority of the person claiming to exercise the right to vote or such other right has been received at the office (or at such other place as may be specified in accordance with these articles for the receipt of appointments of a proxy in writing which are not electronic communications) not later than the last time at which such an appointment should have been received in order to be valid for use at that meeting or on the holding of that poll.

74. No Right to Vote where Sums Overdue on Shares

No member shall, unless the board otherwise decides, be entitled in respect of any share held by him to attend or vote (either personally or by proxy) at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or upon a poll or to exercise any other right conferred by membership in relation to general meetings or polls unless all calls or other sums presently payable by him in respect of that share have been paid.

75. Objections or Errors in Voting

If:-

(i) any objection shall be raised to the qualification of any voter, or

(ii) any votes have been counted which ought not to have been counted or which might have been rejected, or

(iii) any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting or poll on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting or poll at which the vote objected to is given or tendered or at which the error

occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be conclusive.

Proxies

76. Appointment of Proxies

The appointment of a proxy shall be in writing signed by the appointor or his duly authorised attorney or, if the appointor is a corporation, shall either be executed under its seal or signed by an officer, attorney or other person authorised to sign it. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

77. Receipt of Proxies

The appointment of a proxy must:-

(i) in the case of an appointment which is not contained in an electronic communication, be received at the office (or such other place in the United Kingdom as may be specified in or by way of note to the notice convening the meeting or in or by way of note to any notice of any adjournment or, in either case, in any accompanying document) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the board) any authority under which it is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board;

(ii) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications in or by way of note to the notice convening the meeting or in or by way of note to any notice of any adjournment or, in either case, in any accompanying document or in any electronic communication issued by or on behalf of the company, be received at such address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board, must, if required by the board, be received at the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(iii) in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, be received as aforesaid not less than 24 hours before the time appointed for the taking of the poll,

and an appointment of a proxy which is not or in respect of which the authority or copy thereof is not, received in a manner so permitted shall be invalid. When two or more valid but differing appointments of a proxy are received in respect of the same share for use at the same meeting or poll, the one which is last received (regardless of its date or of the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. The proceedings at a general meeting shall not be invalidated where an appointment of a proxy in respect of that meeting is delivered in a manner permitted by these articles by electronic communication, but because of a technical problem it cannot be read by the recipient.

78. Maximum Validity of Proxy

No appointment of a proxy shall be valid after 12 months have elapsed from the date of its receipt save that, unless the contrary is stated in it, an appointment of a proxy shall be valid for use at an adjourned meeting or a poll after a meeting or an adjourned meeting even after 12 months, if it was valid for the original meeting.

79. Form of Proxy

The appointment of a proxy shall be in any usual form or in such other form as the board may approve. The appointment of a proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to, or any other business which may properly come before, the meeting for which it is given as the proxy thinks fit. The appointment of a proxy shall, unless the contrary is stated in it, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

80. Cancellation of Proxy's Authority

A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice in writing of the determination was received by the company at the office (or such other place or address as was specified by the company for the receipt of appointments of proxy in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not later than the last time at which an appointment of a proxy should have been received in order to be valid for use at the meeting or on the holding of the poll at which the vote was given or the poll demanded. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Appointment, Retirement and Removal of Directors

81. Number of Directors

Unless otherwise determined by ordinary resolution of the company, the number of directors (disregarding alternate directors) shall be not be subject to any maximum but shall not be less than two.

82. Age of Directors

No person shall be disqualified from being appointed or elected as a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age. It shall not be necessary by reason of a person's age to give special notice under the Companies Acts of any resolution in connection with his election. However, any director who is of the age of 70 or more shall retire in accordance with these articles. Where the board convenes any general meeting of the company at which (to the knowledge of the board) a director will be proposed for election or re-election who at the date for which the meeting is convened will have attained the age of 70 years or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any election or re-election of that director, at that meeting.

83. Directors' Shareholding Qualification

No shareholding qualification for directors shall be required.

84. Power of Company to Elect Directors

Subject to the provisions of these articles, the company may by ordinary resolution elect any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles.

85. Power of Board to Appoint Directors

Subject to the provisions of these articles, the board may appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles. Any director so appointed shall retire at the next annual general meeting and shall then be eligible for election but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting.

86. Number to Retire by Rotation

At every annual general meeting a minimum of one-third of the directors shall retire from office, save that if their number is not three or any multiple of three then the minimum number required to retire shall be the number nearest to and less than one-third. If there are fewer than three directors they shall all retire.

87. Identity of Directors to Retire

The directors to retire by rotation on each occasion shall be those of the directors who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number of directors so retiring is less than the minimum number required by these articles to retire by rotation, additional directors up to that number shall also retire. The additional directors to retire shall be those of the directors who have been longest in office since they were last elected; but, as between persons who were last elected on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. In addition, a director who would not otherwise be required to retire shall retire if he is aged 70 or more at the date of the meeting or if he has held office with the company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting. The directors to retire by rotation on each occasion (both as to number and identity) shall be determined by the composition of the board at start of business on the date of the notice convening the annual general meeting and no director shall be required to retire by rotation or be relieved from retiring by rotation by reason of any change in the number or identity of the directors after that time on the date of the notice but before the close of the meeting.

88. Filling Vacancies

Subject to the provisions of these articles, at the meeting at which a director retires the company can pass an ordinary resolution to re-elect the director or to elect some other eligible person in his place.

89. Power of Removal by Special Resolution

In addition to any power of removal conferred by the Companies Acts, the company may by special resolution remove any director before the expiration of his period of office and may (subject to these articles) by ordinary resolution appoint another person who is willing to act to be a director in his place.

90. Persons Eligible as Directors

No person other than a director retiring at the meeting (whether by rotation or otherwise) shall be elected or re-elected a director at any general meeting unless:-

(i) he is recommended by the board; or

(ii) not less than seven nor more than 42 days before the day appointed for the meeting, notice in writing by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the secretary of the intention to propose that person for election or re-election together with confirmation in writing by that person of his willingness to be elected or re-elected.

91. Position of Retiring Directors

A director who retires (whether by rotation or otherwise) at an annual general meeting may, if willing to continue to act, be elected or re-elected. If he is elected or re-elected he is treated as continuing in office throughout. If he is not elected or re-elected, he shall retain office until the

end of the meeting or (if earlier) when a resolution is passed to elect someone in his place or when a resolution to elect or re-elect the director is put to the meeting and lost.

92. Vacation of Office by Directors

Without prejudice to the provisions for retirement by rotation or otherwise contained in these articles, the office of a director shall be vacated if:-

(i) he resigns his office by notice in writing delivered to or received at the office or tendered at a meeting of the board; or

(ii) by notice in writing delivered to or received at the office or tendered at a meeting of the board he offers to resign and the board resolves to accept such offer; or

(iii) by notice in writing delivered to or received at the office or tendered at a meeting of the board, his resignation is requested by all of the other directors and all of the other directors are not less than three in number; or

(iv) he is or has been suffering from mental ill health or becomes a patient for the purpose of any statute relating to mental health and the board resolves that his office is vacated; or

(v) he is absent without the permission of the board from meetings of the board (whether or not an alternate director appointed by him attends) for six consecutive months and the board resolves that his office is vacated; or

(vi) he becomes bankrupt or compounds with his creditors generally; or

(vii) he is prohibited by law from being a director; or

(viii) he ceases to be a director by virtue of the Companies Acts or is removed from office pursuant to these articles.

If the office of a director is vacated for any reason, he shall cease to be a member of any committee or sub-committee of the board. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

93. Alternate Directors

(A) Each director may appoint any person to be his alternate and may at his discretion remove an alternate director so appointed. If the alternate director is not already a director, the appointment, unless previously approved by the board, shall have effect only upon and subject to its being so approved. Any appointment or removal of an alternate director shall be effected by notice in writing signed by the appointor and delivered to or received at the office or tendered at a meeting of the board, or in any other manner approved by the board. An alternate director shall be entitled to receive notice of all meetings of the board or of committees of the board of which his appointor is a member. It

shall not be necessary to give notice of such a meeting to an alternate director who is absent from the United Kingdom. He shall also be entitled to attend and vote as a director at any such meeting at which the director appointing him is not personally present and at such meeting to exercise and discharge all the functions, powers, rights and duties of his appointor as a director and for the purposes of the proceedings at such meeting the provisions of these articles shall apply as if he were a director.

(B) Every person acting as an alternate director shall (except as regards power to appoint an alternate and remuneration) be subject in all respects to the provisions of these articles relating to directors and shall during his appointment be an officer of the company. An alternate director shall alone be responsible to the company for his acts and defaults and shall not be deemed to be the agent of or for the director appointing him. An alternate director may be paid expenses and shall be entitled to be indemnified by the company to the same extent as if he were a director. An alternate director shall not be entitled to receive from the company any fee in his capacity as an alternate director but the company shall, if so requested in writing by the appointor, pay to the alternate director any part of the fees or remuneration otherwise due to the appointor.

(C) A director or any other person may act as an alternate director to represent more than one director. Every person acting as an alternate director shall have one vote for each director for whom he acts as alternate, in addition to his own vote if he is also a director but he shall count as only one for the purposes of determining whether a quorum is present. Signature by an alternate director of any resolution in writing of the board or a committee of the board shall, unless the notice of his appointment provides to the contrary, be as effective as signature by his appointor.

(D) An alternate director shall cease to be an alternate director:-

(i) if his appointor ceases for any reason to be a director except that, if at any meeting any director retires by rotation or otherwise but is re-elected at the same meeting, any appointment made by him pursuant to this article which was in force immediately before his retirement shall remain in force as though he had not retired; or

(ii) on the happening of any event which if he were a director would cause him to vacate his office as director; or

(iii) if he resigns his office by notice in writing to the company.

(E) In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

94. Executive Directors

The board or any committee authorised by the board may from time to time appoint one or more directors to hold any employment or executive office with the company for such period (subject

to the provisions of the Companies Acts) and upon such other terms as the board or any committee authorised by the board may in its discretion decide and may revoke or terminate any appointment so made. Any revocation or termination of the appointment shall be without prejudice to any claim for damages that the director may have against the company or the company may have against the director for any breach of any contract of service between him and the company which may be involved in the revocation or termination. A director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of his remuneration as a director.

Fees, Remuneration, Expenses and Pensions

95. Directors' Fees

Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board provided that the aggregate of all fees so paid to directors (excluding amounts payable under any other provision of these articles) shall not exceed £500,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the company.

96. Additional Remuneration

Any director who performs services which in the opinion of the board or any committee authorised by the board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may in its discretion decide in addition to any remuneration provided for by or pursuant to any other article.

97. Expenses

Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the board or committees of the board or general meetings of the company or any other meeting which as a director he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred by him in the conduct of the company's business or in the discharge of his duties as a director. The company may also fund a director's expenditure on defending proceedings as provided in the Companies Act.

98. Pensions and Gratuities for Directors

The board or any committee authorised by the board may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or the relations, or dependants of, or persons connected to, any director or former director provided that no benefits (except such as may be provided for by any other article) may be granted to or in respect of a director or former director who has not been employed by, or held an executive office or place of profit under, the company or any body corporate which is or has been its subsidiary undertaking or any predecessor in business of the company or any such body corporate without the approval of an ordinary resolution of the company. No director or former director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company.

Directors' Interests

99. Permitted Interests and Voting

(A) Subject to the provisions of the Companies Acts and of paragraph (J) of this article, no director or proposed or intending director shall be disqualified by his office from contracting with the company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any contract in which any director is in any way interested be liable to be avoided, nor shall any director who is so interested be liable to account to the company or the members for any remuneration, profit or other benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

(B) A director may hold any other office or place of profit with the company (except that of auditor) in conjunction with his office of director for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board may decide, and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of any remuneration provided for by or pursuant to any other article.

(C) A director may be or become a director or other officer of, or otherwise interested in, or contract with any company promoted by the company or in which the company may be interested or as regards which it has any power of appointment, and shall not be liable to account to the company or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in or contract with the other company nor shall any such contract be liable to be avoided. Subject to the Companies Acts and these articles, the board may also cause any voting power conferred by the shares in any other company held or owned by the company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company. Subject to the Companies Acts and these articles, a director may also vote on and be counted in the quorum in relation to any of such matters.

(D) A director may act by himself or his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

(E) A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the company or any other company in which the company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of

the appointment, of two or more directors to offices or places of profit with the company or any other company in which the company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the company is interested and the director seeking to vote or be counted in the quorum owns one per cent. or more of it.

(F) Save as otherwise provided by these articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:-

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the company or any of its subsidiary undertakings;

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) where the company or any of its subsidiary undertakings is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate;

(iv) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the company or by reason of any other interest in or through the company;

(v) any contract concerning any other company (not being a company in which the director owns one per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(vi) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme which relates both to directors and employees of the company or of any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(vii) any contract for the benefit of employees of the company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the *contract relates; and*

(viii) any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors.

(G) A company shall be deemed to be one in which a director owns one per cent. or more if and so long as (but only if and so long as) he, taken together with any person connected with him, is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of that company. In relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

(H) Where a company in which a director owns one per cent. or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

(I) If any question shall arise at any meeting of the board as to the materiality of the interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman of the meeting shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the board.

(J) A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested. For the purposes of this article, a general notice to the board by a director to the effect that (a) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient

declaration of interest under this article in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the board or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

(K) References in this article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

(L) Subject to the provisions of the Companies Acts, the company may by ordinary resolution suspend or relax the provisions of this article to any extent or ratify any contract not properly authorised by reason of a contravention of this article.

Powers and Duties of the Board

100. General Powers of Company Vested in Board

Subject to the provisions of the Companies Acts, the memorandum of association of the company and these articles and to any directions given by the company in general meeting by special resolution, the business of the company shall be managed by the board which may exercise all the powers of the company whether relating to the management of the business of the company or not. No alteration of the memorandum of association or these articles and no special resolution shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that resolution had not been passed. The powers given by this article shall not be limited by any special power given to the board by any other article.

101. Borrowing Powers

(A) The board may exercise all the powers of the company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company, to issue debentures and other securities and to give security, whether outright or as collateral security, for any debt, liability or obligation of the company or of any third party.

(B) The board shall restrict the borrowings of the company and exercise all voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only in so far as by the exercise of the rights or powers of control the board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the group (exclusive of borrowings owing by one member of the group to another member of the group) shall not at any time without the previous sanction of an ordinary resolution of the company exceed an amount equal to two times the adjusted capital and reserves.

For the purposes of this paragraph of this article:-

(i) "the adjusted capital and reserves" means the aggregate from time to time of:-

(a) the amount paid up on the issued share capital of the company (including any shares held as treasury shares),

(b) the amount standing to the credit of the reserves of the company including any share premium account, capital redemption reserve and credit balance on profit and loss account,

all as shown by the then latest audited balance sheet but after

(c) deducting from the aggregate any debit balance on profit and loss account subsisting at the date of that audited balance sheet except to the extent that a deduction has already been made on that account, and

(d) making such adjustments as may be appropriate to reflect any variation in the amount of the paid up share capital, share premium account, capital redemption reserve or other reserve since the date of the audited balance sheet;

(ii) "borrowings" include not only borrowings but also the following except in so far as otherwise taken into account:-

(a) the nominal amount of any issued and paid up share capital (other than equity share capital) of any subsidiary undertaking beneficially owned otherwise than by a member of the group,

(b) the nominal amount of any other issued and paid up share capital and the principal amount of any debentures or borrowed moneys which is not at the relevant time beneficially owned by a member of the group, the redemption or repayment of which is the subject of a guarantee or indemnity by a member of the group or which any member of the group may be required to purchase,

(c) the outstanding amount raised by acceptances by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the group,

(d) the principal amount of any debenture (whether secured or unsecured) of a member of the group beneficially owned otherwise than by a member of the group,

(e) any fixed or minimum premium payable by a member of the group on final repayment of any borrowing or deemed borrowing, and

(f) the minority proportion of moneys borrowed by a member of the group and owing to a partly-owned subsidiary undertaking;

but do not include:-

(g) borrowings incurred by any member of the group for the purpose of repaying within six months of the borrowing the whole or any part of any borrowings of that or any other member of the group outstanding at the relevant time, pending their application for that purpose within that period,

(h) borrowings incurred by any member of the group for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other member of the group is guaranteed or insured by the Export Credits Guarantee Department or by any other governmental department or agency fulfilling a similar function, up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured,

(i) borrowings of, or amounts secured on assets of, an undertaking which became a subsidiary undertaking of the company after the date as at which the latest audited balance sheet was prepared, to the extent their amount does not exceed their amount immediately after it became such a subsidiary undertaking, or

(j) the minority proportion of moneys borrowed by a partly-owned subsidiary undertaking and not owing to another member of the group;

(iii) when the aggregate principal amount of borrowings required to be taken into account on any particular date is being ascertained, any particular borrowing then outstanding which is denominated or repayable in a currency other than sterling shall be notionally converted into sterling at the rate of exchange prevailing in London on the last business day before that date or, if it would result in a lower figure, at the rate of exchange prevailing in London on the last business day six months before that date and so that for these purposes the rate of exchange shall be taken as the spot rate in London recommended by a London clearing bank, selected by the board, as being the most appropriate rate for the purchase by the company of the currency in question for sterling on the day in question;

(iv) if the amount of adjusted capital and reserves is being calculated in connection with a transaction involving a company becoming or ceasing to be a member of the group, the amount is to be calculated as if the transaction had already occurred;

(v) "audited balance sheet" means the audited balance sheet of the company prepared for the purposes of the Companies Acts for a financial year unless an audited consolidated balance sheet dealing with the state of affairs of the company and its subsidiary undertakings

required to be dealt with in group accounts has been prepared for those purposes for the same financial year, in which case it means that audited consolidated balance sheet, and in that case all references to reserves and profit and loss account shall be deemed to be references to consolidated reserves and consolidated profit and loss account respectively;

(vi) the company may from time to time change the accounting convention on which the audited balance sheet is based provided that any new convention adopted complies with the requirements of the Companies Acts; if the company should prepare its main audited balance sheet on the basis of one convention, but a supplementary audited balance sheet on the basis of another, the main audited balance sheet shall be taken as the audited balance sheet;

(vii) "the group" means the company and its subsidiary undertakings (if any);

(viii) "the minority proportion" means a proportion equal to the proportion of the issued share capital of a partly-owned subsidiary undertaking which is not attributable to a member of the group; and

(ix) a certificate or report by the auditors as to the amount of the adjusted capital and reserves or the amount of any borrowings or to the effect that the limit imposed by this article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of that amount or of that fact.

102. Agents

(A) The board can appoint anyone as the company's attorney by granting a power of attorney or by authorising them in some other way. Attorneys can either be appointed directly by the board or the board can give someone else the power to select attorneys. The board or the persons who are authorised by it to select attorneys can decide on the purposes, powers, authorities and discretions of attorneys. But they cannot give an attorney any power, authority or discretion which the board does not have under these articles.

(B) The board can decide how long a power of attorney will last for and attach any conditions to it. The power of attorney can include any provisions which the board decides on for the protection and convenience of anybody dealing with the attorney. The power of attorney can allow the attorney to grant any or all of his power, authority or discretion to any other person.

(C) The board can:-

(i) delegate any of its authority, powers or discretions to any manager or agent of the company;

(ii) allow managers or agents to delegate to another person;

(iii) remove any people it has appointed in any of these ways; and

(iv) cancel or change anything that it has delegated, although this will not affect anybody who acts in good faith who has not had any notice of any cancellation or change.

Any appointment or delegation by the board which is referred to in this article can be on any conditions decided on by the board.

(D) The ability of the board to delegate under this article applies to all its powers and is not limited because certain articles refer to powers being exercised by the board or by a committee authorised by the board while other articles do not.

103. Delegation to Individual Directors

The board may entrust to and confer upon any director any of its powers, authorities and discretions (with power to sub-delegate) upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions and may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

104. Official Seals

The company may exercise all the powers conferred by the Companies Acts with regard to having official seals and those powers shall be vested in the board.

105. Registers

Subject to the provisions of the Companies Acts, the company may keep an overseas or local or other register in any place and the board may make and vary such regulations as it may think fit respecting the keeping of the register.

106. Provision for Employees

The board may exercise any power conferred by the Companies Acts to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

Proceedings of the Board

107. Board Meetings

The board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. A director at any time may, and the secretary on the requisition of a director at any time shall, summon a board meeting.

108. Notice of Board Meetings

Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at an address given by him to the company for this purpose, but such notices need not be given any earlier than notices given to directors not so absent and if no request is made to the board it shall not be necessary to give notice of a board meeting to any director who is absent from the United Kingdom at the relevant time. A director may waive notice of any meeting either prospectively or retrospectively. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

109. Quorum

The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two. Subject to the provisions of these articles, any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no other director objects and if otherwise a quorum of directors would not be present.

110. Directors below Minimum through Vacancies

The continuing directors or a sole continuing director may act notwithstanding any vacancy in their number but, if and so long as the number of directors is reduced below the minimum number fixed by or in accordance with these articles or is below the number fixed by or in accordance with these articles as the quorum or there is only one continuing director, the continuing directors or director may act for the purpose of filling vacancies or of summoning general meetings of the company but not for any other purpose. If there are no directors or director able or willing to act, then any two members (excluding any member holding shares as treasury shares) may summon a general meeting for the purpose of appointing directors.

111. Appointment of Chairman

The board may appoint a director to be the chairman or a deputy chairman of the board, and may at any time remove him from that office. The chairman of the board or failing him a deputy chairman shall act as chairman at every meeting of the board. If more than one deputy chairman is present they shall agree amongst themselves who is to take the chair or, if they cannot agree, the deputy chairman who has been in office as a director longest shall take the chair. But if no chairman of the board or deputy chairman is appointed, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time

appointed for holding the meeting, the directors present may choose one of their number to be chairman of the meeting. References in these articles to a deputy chairman include, if no one has been appointed to that title, a person appointed to a position with another title which the board designates as equivalent to the position of deputy chairman.

112. Competence of Meetings

A meeting of the board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions vested in or exercisable by the board.

113. Voting

Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

114. Delegation to Committees

(A) The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit, provided that the majority of persons on any committee or sub-committee must be directors. References in these articles to committees include sub-committees permitted under this article.

(B) Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the board. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these articles for regulating the meetings and proceedings of the board so far as the same are applicable and are not superseded by any regulations imposed by the board.

(C) The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

115. Participation in Meetings by Telephone

All or any of the members of the board may participate in a meeting of the board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly.

116. Resolution in Writing

A resolution in writing signed by all the directors who are at the relevant time entitled to receive notice of a meeting of the board and who would be entitled to vote on the resolution at a

meeting of the board (if that number is sufficient to constitute a quorum) shall be as valid and effectual as a resolution passed at a meeting of the board properly called and constituted. The resolution may be contained in one document or in several documents in like form each signed by one or more of the directors concerned. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

117. Validity of Acts of Board or Committee

All acts done by the board or by any committee or by any person acting as a director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the board or committee or person so acting or that they or any of them were disqualified from holding office or had vacated office or were not entitled to vote, be as valid as if each such member or person had been properly appointed and was qualified and had continued to be a director or member of the committee and had been entitled to vote.

Secretary

118. Appointment and Removal of the Secretary

Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term and upon such conditions as the board may think fit; and any secretary so appointed may be removed by the board.

Seals

119. Use of Seals

The board shall provide for the custody of every seal of the company. A seal shall only be used by the authority of the board or of a committee of the board authorised by the board in that behalf. Subject as otherwise provided in these articles, and to any resolution of the board or committee of the board dispensing with the requirement for counter-signature on any occasion, any instrument to which the common seal is applied shall be signed by at least one director and the secretary, or by at least two directors or by such other person or persons as the board may approve. Any instrument to which an official seal is applied need not, unless the board otherwise decides or the law otherwise requires, be signed by any person.

Dividends and Other Payments

120. Declaration of Dividends by Company

The company may by ordinary resolution from time to time declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

121. Payment of Interim and Fixed Dividends by Board

Subject to the provisions of the Companies Acts, the board may pay such interim dividends as appear to the board to be justified by the financial position of the company and may also pay any dividend payable at a fixed rate at intervals settled by the board whenever the financial

position of the company, in the opinion of the board, justifies its payment. If the board acts in good faith, it shall not incur any liability to the holders of any shares for any loss they may suffer in consequence of the payment of an interim or fixed dividend on any other class of shares ranking pari passu with or after those shares.

122. Calculation and Currency of Dividends

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:-

(i) all dividends shall be declared and paid according to the amounts paid up on the share in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this article as paid up on the share;

(ii) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion or portions of the period in respect of which the dividend is paid; and

(iii) dividends may be declared or paid in any currency.

The board may decide the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

123. Amounts Due on Shares may be Deducted from Dividends

The board may deduct from any dividend or other moneys payable to a member by the company on or in respect of any shares all sums of money (if any) presently payable by him to the company on account of calls or otherwise in respect of shares of the company. Sums so deducted can be used to pay amounts owing to the company in respect of the shares.

124. No Interest on Dividends

Subject to the rights attaching to, or the terms of issue of, any shares, no dividend or other moneys payable by the company on or in respect of any share shall bear interest against the company.

125. Payment Procedure

Any dividend or other sum payable in cash by the company in respect of a share may be paid by cheque, warrant or similar financial instrument sent by post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque, warrant or similar financial instrument shall, unless the holder or joint holders otherwise direct, be made payable to the holder or, in the case of joint holders, to the holder whose name stands first on the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque, warrant or similar financial instrument by the financial institution on which it is drawn shall constitute a good discharge to the company. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or such other means including, in respect of uncertificated shares, by means of the facilities and

requirements of a relevant system and to or through such person as the holder or joint holders may in writing direct and the company may agree, and the making of such payment shall be a good discharge to the company and the company shall have no responsibility for any sums lost or delayed in the course of payment by any such system or other means or where it has acted on any such directions and accordingly, payment by any such system or other means shall constitute a good discharge to the company. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable on or in respect of the shares held by them. Where a person is entitled by transmission to a share, any dividend or other sum payable by the company in respect of the share may be paid as if he were a holder of the share and his address noted in the register were his registered address and where two or more persons are so entitled, any one of them may give effectual receipts for any dividends or other moneys payable or property distributable on or in respect of the shares.

126. Uncashed Dividends

The company may cease to send any cheque, warrant or similar financial instrument through the post or to employ any other means of payment, including payment by means of a relevant system, for any dividend payable on any shares in the company which is normally paid in that manner on those shares if in respect of at least two consecutive dividends payable on those shares the cheques, warrants or similar financial instruments have been returned undelivered or remain uncashed during or at the end of the period for which the same are valid or that means of payment has failed. In addition, the company may cease to send any cheque, warrant or similar financial instrument through the post or may cease to employ any other means of payment if, in respect of one dividend payable on those shares, the cheque, warrant or similar financial instrument has been returned undelivered or remains uncashed during or at the end of the period for which the same is valid or that means of payment has failed and reasonable enquiries have failed to establish any new address or account of the holder. Subject to the provisions of these articles, the company must recommence sending cheques, warrants or similar financial instruments or employing such other means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement in writing.

127. Forfeiture of Unclaimed Dividends

All dividends or other sums payable on or in respect of any shares which remain unclaimed may be invested or otherwise made use of by the board for the benefit of the company until claimed. Any dividend or other sum unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and shall revert to the company unless the board decides otherwise and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the company a trustee in respect of it.

128. Dividends Not in Cash

Any general meeting declaring a dividend may, upon the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, and where any difficulty arises in regard to the distribution the board may settle it as it thinks expedient, and in particular may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any assets or any part thereof to be distributed

and may determine that cash shall be paid to any members upon the footing of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as may seem expedient to the board.

129. Scrip Dividends

The board may, if authorised by an ordinary resolution of the company, offer any holders of ordinary shares (excluding any member holding shares as treasury shares) the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of any dividend specified by the ordinary resolution. The following provisions shall apply:-

(i) An ordinary resolution may specify some or all of a particular dividend (whether or not already declared) or may specify some or all of any dividends declared or paid within a specified period, but such period may not end later than the fifth anniversary of the date of the meeting at which the ordinary resolution is passed;

(ii) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo. For this purpose "relevant value" shall be calculated by reference to the average of the market value (as defined by the Listing Rules) of the company's ordinary shares on the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount and in giving such a certificate or report the auditors may rely on advice or information from brokers or other sources of information as they think fit;

(iii) No fraction of any ordinary share shall be allotted. The board may make such provisions as they think fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such member of fully paid ordinary shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements;

(iv) The board, if it intends to offer an election in respect of any dividend, shall give notice to the holders of ordinary shares of the right of election offered to them, and specify the procedure to be followed which, for the avoidance of doubt, may include an election by means of a relevant system and the place at which, and the latest time by which, elections must be lodged in order for elections to be effective; no such notice need be given to holders of ordinary shares who have previously given election mandates in accordance with this article and whose mandates have not been revoked; the accidental omission to give notice of any right of election to, or the non receipt of any such notice by, any holder of

ordinary shares entitled to the same shall neither invalidate any offer of an election nor give rise to any claim, suit or action;

(v) The board shall not proceed with any election unless the company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

(vi) The board may exclude from any offer or make other arrangement in relation to any holders of ordinary shares where the board believes that such exclusion or arrangement is necessary or expedient in relation to legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, or the board believes that for any other reason the offer should not be made to them;

(vii) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which an election has been made (for the purposes of this article "the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated. For such purpose the board shall capitalise, out of any amount standing to the credit of any reserve or fund (including the profit and loss account) at the relevant time whether or not the same is available for distribution as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis;

(viii) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully-paid ordinary shares then in issue except that they will not be entitled to participation in the relevant dividend;

(ix) Unless the board otherwise determines, or unless the Uncertificated Securities Regulations and/or the rules of the relevant system concerned otherwise require, the new ordinary share or shares which a member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect of his elected ordinary shares shall be in uncertificated form (in respect of the member's elected ordinary shares which were in uncertificated form on the date of the member's election) and in certificated form (in respect of the member's elected ordinary shares which were in certificated form on the date of the member's election);

(x) The board may also from time to time establish or vary a procedure for election mandates, which, for the avoidance of doubt, may include an election by means of a relevant system, under which a holder of ordinary shares may elect in respect of future rights of election offered to that holder under this article until the election mandate is revoked in accordance with the procedure;

(xi) The board may decide how any costs relating to making new shares available in place of a cash dividend will be met, including deciding to deduct an amount from the entitlement of a shareholder under this article; and

(xii) At any time before new ordinary shares are allotted instead of cash in respect of any part of a dividend, the board may determine that such new ordinary shares will not be allotted. Any such determination may be made before or after any election has been made by members in respect of the relevant dividend.

Capitalisation of Reserves

130. Power to Capitalise Reserves and Funds

The company may, upon the recommendation of the board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount standing to the credit of any reserve or fund (including the profit and loss account) at the relevant time whether or not the same is available for distribution and accordingly that the amount to be capitalised be set free for distribution among the members or any class of members who would be entitled to it if it were distributed by way of dividend and in the same proportions, on the footing that it is applied either in or towards paying up the amounts unpaid at the relevant time on any shares in the company held by those members respectively or in paying up in full unissued shares, debentures or other obligations of the company to be allotted and distributed credited as fully paid up among those members, or partly in one way and partly in the other, but so that, for the purposes of this article: (i) a share premium account and a capital redemption reserve, and any reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the company; and (ii) where the amount capitalised is applied in paying up in full unissued shares, the company will also be entitled to participate in the relevant distribution in relation to any shares of the relevant class held by it as treasury shares and the proportionate entitlement of the relevant class of members to the distribution will be calculated accordingly. The board may authorise any person to enter into an agreement with the company on behalf of the persons entitled to participate in the distribution and the agreement shall be binding on those persons.

131. Settlement of Difficulties in Distribution

Where any difficulty arises in regard to any distribution of any capitalised reserve or fund the board may settle the matter as it thinks expedient and in particular may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any members in order to adjust the rights of all parties, as may seem expedient to the board.

Record Dates

132. Power to Choose Any Record Date

Notwithstanding any other provision of these articles, the company or the board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made. The power to fix any such record date shall include the power to fix a time on the chosen date.

Accounting Records and Summary Financial Statements

133. Records to be Kept

The board shall cause to be kept accounting records sufficient to show and explain the company's transactions, and such as to disclose with reasonable accuracy at any time the financial position of the company at that time, and which accord with the Companies Acts.

134. Inspection of Records

No member in his capacity as such shall have any right of inspecting any accounting record or book or document of the company except as conferred by law, ordered by a court of competent jurisdiction or authorised by the board or by ordinary resolution of the company.

135. Summary Financial Statements

The company may send summary financial statements to members of the company instead of copies of its full accounts and reports and for the purposes of this article sending includes using electronic communications and publication on a web site in accordance with the Companies Acts.

Service of Notices and Documents

136. Service of Notices

Any notice or document (including a share certificate) may be served on or sent or delivered to any member by the company either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member or by means of a relevant system or, where appropriate, by sending it using electronic communications to an address notified by the member concerned to the company for that purpose or by publication on a web site in accordance with the Companies Acts or by any other means authorised in writing by the member concerned. In the case of joint holders of a share, service, sending or delivery of any notice or document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders.

137. Record Date for Service

Any notice or document may be served, sent or delivered by the company by reference to the register as it stands at any time not more than 15 days before the date of service, sending or delivery. No change in the register after that time shall invalidate that service, sending or delivery. Where any notice or document is served on or sent or delivered to any person in respect of a share in accordance with these articles, no person deriving any title or interest in that share shall be entitled to any further service, sending or delivery of that notice or document.

138. Members Resident Abroad or on branch registers

(A) Any member whose registered address is not within the United Kingdom and who gives to the company a postal address within the United Kingdom at which notices or documents may be served upon, or delivered to, him shall be entitled to have notices or documents served on or sent or delivered to him at that

address. Any member whose registered address is not within the United Kingdom and who gives to the company an address for the purposes of electronic communications may, at the absolute discretion of the board, have notices or documents sent to him at that address. Otherwise, a member whose registered address is not within the United Kingdom shall not be entitled to receive any notice or document from the company.

(B) For a member registered on a branch register, notices or documents can be posted or despatched in the United Kingdom or in the country where the branch register is kept.

139. Service of Notice on Person Entitled by Transmission

A person who is entitled by transmission to a share, upon supplying the company with a postal address within the United Kingdom for the service of notices shall be entitled to have served upon or delivered to him at such address any notice or document to which he would have been entitled if he were the holder of that share. A person who is entitled by transmission to a share, upon supplying the company with an address for the purposes of electronic communications for the service of notices may, at the absolute discretion of the board, have sent to him at such address any notice or document to which he would have been entitled if he were the holder of that share. In either case, such service, sending or delivery shall for all purposes be deemed a sufficient service, sending or delivery of such notice or document on all persons interested (whether jointly with or as claimants through or under him) in the share. Otherwise, any notice or other document served on or sent or delivered to any member pursuant to these articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the company has notice of the death, bankruptcy or other event, be deemed to have been properly served, sent or delivered in respect of any share registered in the name of that member as sole or joint holder.

140. When Notice Deemed Served

Any notice or document, if sent by the company by post, shall be deemed to have been served or delivered on the day following that on which it was put in the post if first class post was used or 72 hours after it was posted if first class post was not used and, in proving service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, prepaid and put in the post. Any notice or document not sent by post but left by the company at a registered address or at an address (other than an address for the purposes of electronic communications) notified to the company in accordance with these articles by a person who is entitled by transmission to a share shall be deemed to have been served or delivered on the day it was so left. Any notice served or delivered by the company by means of a relevant system shall be deemed to have been served or delivered when the company or any sponsoring system-participant acting on its behalf sends the issuer-instruction relating to the notice. Any notice or document sent by the company using electronic communications shall be deemed to have been received on the day following that on which it was sent. A notice or other document placed on the company's website or websites shall be deemed to have been received on the day following that on which a notice of availability was sent. Proof that a notice contained in an electronic communication was sent in accordance with guidance issued from time to time by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice was given. Any notice or document served, sent or delivered by the company by any other means

authorised in writing by the member concerned shall be deemed to have been served, received or delivered when the company has carried out the action it has been authorised to take for that purpose.

141. Notice When Post Not Available

If at any time by reason of the suspension or curtailment of postal services within the United Kingdom or some part of the United Kingdom or of the relevant electronic communication system the company is unable effectively to convene a general meeting by notice sent through the post or by electronic communications, notice of the general meeting may be given to members affected by the suspension or curtailment by a notice advertised in at least one newspaper with a national circulation. Notice published in this way shall be deemed to have been properly served on all affected members who are entitled to have notice of the meeting served upon them, on the day when the advertisement has appeared in at least one such paper. If at least six clear days prior to the meeting the sending of notices by post or by electronic communications has again become generally possible, the company shall send confirmatory copies of the notice by post or by electronic communications to the persons entitled to receive them.

Destruction of Documents

142. Presumptions Where Documents Destroyed

If the company destroys or deletes:-

(i) any share certificate which has been cancelled at any time after a period of one year has elapsed from the date of cancellation, or

(ii) any instruction concerning the payment of dividends or other moneys in respect of any share or any notification of change of name or address at any time after a period of two years has elapsed from the date the instruction or notification was recorded by the company, or

(iii) any instrument of transfer of shares or Operator-instruction for the transfer of shares which has been registered by the company at any time after a period of six years has elapsed from the date of registration, or

(iv) any other document on the basis of which any entry is made in the register at any time after a period of six years has elapsed from the date the entry was first made in the register in respect of it

and the company destroys or deletes the document or instruction in good faith and without express notice that its preservation was relevant to a claim, it shall be presumed irrebuttably in favour of the company that every share certificate so destroyed was a valid certificate and was properly cancelled, that every instrument of transfer or Operator-instruction so destroyed or deleted was a valid and effective instrument of transfer or instruction and was properly registered and that every other document so destroyed was a valid and effective document and that any particulars of it which are recorded in the books or records of the company were correctly recorded. If the documents relate to uncertificated shares, the company must comply with any requirements of the Uncertificated Securities Regulations which limit its ability to

destroy these documents. Nothing contained in this article shall be construed as imposing upon the company any liability which, but for this article, would not exist or by reason only of the destruction of any document of the kind mentioned above before the relevant period mentioned in this article has elapsed or of the fact that any other condition precedent to its destruction mentioned above has not been fulfilled. References in this article to the destruction of any document include references to its disposal in any manner.

Winding Up

143. Distribution of Assets Otherwise Than in Cash

If the company commences liquidation, the liquidator may, with the sanction of an extraordinary resolution of the company and any other sanction required by the Companies Acts:-

(i) divide among the members (excluding any member holding shares as treasury shares) in kind the whole or any part of the assets of the company (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out as between the members or different classes of members, or

(ii) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit

but no member shall be compelled to accept any shares or other assets upon which there is any liability.

Indemnity

144. Indemnity of Directors

Subject to the provisions of the Companies Acts, the company may indemnify any director of the company or of any associated company against any liability and may purchase and maintain for any director of the company or of any associated company insurance against any liability.

CONTENTS

CERTIFICATE OF REGISTRATION OF ORDER OF COURT AND MINUTE ON REDUCTION OF CAPITAL

Company No. **5444653**

Whereas **FILTRONA PLC**

having by Special Resolution reduced its capital as confirmed by an Order of the High Court of Justice, Chancery Division

dated the **8th June 2005**

Now therefore I hereby certify that the said Order and a Minute approved by the Court were registered pursuant to section 138 of the Companies Act, 1985, on the **9th June 2005**

Given at Companies House, Cardiff the **9th June 2005**

An Authorised Officer

IN THE HIGH COURT OF JUSTICE | No. 3241 of 2005

CHANCERY DIVISION

COMPANIES COURT

REGISTRAR DERRETT

Wednesday, 8 June 2005

IN THE MATTER OF FILTRONA PLC

-AND-

IN THE MATTER OF THE COMPANIES ACT 1985

UPON THE PETITION of the above named FILTRONA PLC (hereinafter called "the Company") whose registered office is situate at Avebury House, 201-209 Avebury Boulevard, Milton Keynes, Buckinghamshire MK9 1AU on 17 May 2005 preferred unto this Court

AND UPON HEARING Counsel for the Company

AND UPON READING the said Petition and the evidence

THIS COURT CONFIRMS in accordance with the provisions of the above-mentioned Act the reduction of the capital of the Company from £625,000,000 to £125,000,000 resolved on and effected by a Special Resolution passed at an Extraordinary General Meeting held on 13 May 2005

AND THE COURT HEREBY APPROVES the Minute set forth in the Schedule hereto

AND IT IS ORDERED THAT:

1. this Order be produced to the Registrar of Companies and that an Office Copy hereof be delivered to him together with a copy of the said Minute

2. notice of the registration by the Registrar of Companies of this Order and of the said Minute be published by the Company once in "The Times" newspaper within 21 days after such registration

THE SCHEDULE BEFORE REFERRED TO

MINUTE APPROVED BY THE COURT

"The share capital of Filtrona plc was by virtue of a Special Resolution and with the sanction of an Order of the High Court of Justice dated 8 June 2005 reduced from £625,000,000 divided into 500,000,000 ordinary shares of 125 pence each to £125,000,000 divided into 500,000,000 ordinary shares of 25 pence each. At the date of registration of this Minute 219,326,796 of the ordinary shares of 25 pence each have been issued and are deemed to be fully paid up and the remainder are unissued."


OFFICE COPY
SUPREME COURT
COMPANIES COURT
OF JUDICATURE


SUPREME COURT OF JUDICATURE
- 8 JUN 2005
COMPANIES

No. 3241 of 2005

N THE HIGH COURT OF JUSTICE

:HANCERY DIVISION

:OMPANIES COURT

:EGISTRAR DERRETT

Vednesday the 8 June 2005

IN THE MATTER OF FILTRONA PLC

-AND-

IN THE MATTER OF THE COMPANIES ACT 1985

ORDER

confirming Reduction of Capital

Slaughter and May
One Bunhill Row
London EC1Y 8YY

Tel: 020 7600 1200
Ref: JCC/CDC

Company number: 5444653

THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

RESOLUTIONS

of

FILTRONA PLC

At an extraordinary general meeting of Filtrona plc (the "Company") duly convened and held on 13 May 2005, the following resolutions were passed as Ordinary and Special Resolutions as set out below:

ORDINARY RESOLUTIONS

THAT:

1. the 50,000 unissued redeemable preference shares of nominal value £1 each in the authorised share capital of the Company be and are hereby redesignated as 80,000 Ordinary shares of nominal value 62½ pence each;

2. the 699,599,990 unissued Ordinary shares of 12½ pence each in the authorised share capital of the Company be and are hereby redesignated as 139,919,998 Ordinary shares of 62½ pence each;

3. the issued share capital of the Company comprising 10 Ordinary shares of 12½ pence each be consolidated on the basis that every five issued Ordinary shares consolidates into one ordinary share of 62½ pence each.

4. the authorised share capital of the Company be increased from £87,500,000 to £625,000,000 by the creation of an additional 860,000,000 Ordinary shares of nominal value 62½ pence each;

5. the Directors be and are hereby unconditionally and generally authorised, in accordance with section 80 of the Companies Act 1985 (the "Act"), to exercise all powers of the Company to allot relevant securities (as defined in section 80(2) of the Act):

(A) up to an aggregate nominal amount of £276,250,000 representing 442,000,000 Ordinary shares of 62½ pence each for the purposes of satisfying the Company's obligations to issue shares to holders of ordinary shares in Bunzl plc ("Bunzl") as a result of a transfer to the Company of the entire issued share capital of Filtrona International Limited pursuant to a demerger dividend to be declared by Bunzl; and

(B) subject to and conditional on admission of the Ordinary shares in the capital of the Company to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange's market for listed securities ("Admission") and the passing of the resolution numbered 6 in this notice, in addition to and without prejudice to the authority specified in (A) above, up to an aggregate nominal amount equal to £90,834,000 provided that, if the resolution numbered 7 in this notice is approved and subsequently confirmed by Court order in accordance with section 135 of the Act, such amount be reduced to £18,167,000,

such authority to expire at the conclusion of the first annual general meeting of the Company save that the Company may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement;

6. subject to and conditional on Admission, every two Ordinary shares of 62½ pence each be consolidated into one Ordinary share of 125 pence each (the "Share Consolidation") and that fractional entitlements to shares arising on the Share Consolidation be aggregated and sold and the aggregate proceeds (net of any commissions, dealing costs and administrative expenses) be remitted to the relevant shareholders proportionately to their fractional entitlements (save that, in the event that any shareholder's entitlement is, when aggregated with his equivalent entitlement in respect of the consolidation of the Ordinary shares in Bunzl which is to be approved prior to Admission, less than £3, that shareholder's entitlement shall be retained by the Company);

SPECIAL RESOLUTIONS

THAT:

7. subject to and conditional on Admission and the Share Consolidation becoming effective, the nominal value of each Ordinary share be reduced from 125 pence to 25 pence;

8. the Directors be and are hereby generally empowered, pursuant to section 95 of the Act, to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority referred to in resolution 5(B), above, as if section 89(1) of the Act did not apply to such allotment, provided that the power is limited to:

(A) the allotment of equity securities in connection with an issue in favour of the holders of Ordinary shares on the register of members at such record date or dates as the Directors may determine for the purpose of any issue where the equity securities respectively attributable to the interests of the holders of the shares are proportionate (as nearly as may be) to the respective numbers of shares held by them at any such record date or dates so determined provided that the Directors may make such arrangements or exclusions as they consider necessary or expedient in respect of fractional entitlements or legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and

(B) the allotment (otherwise than pursuant to (A) above) of equity securities up to an aggregate nominal value of £2,725,000,

such power to expire on the conclusion of the first annual general meeting of the Company save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement;

9. subject to and conditional on Admission and the Share Consolidation and to the resolution numbered 6 in this notice being approved and subsequently confirmed by Court order in accordance with section 135 of the Act, the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (within the meaning of section 163(3) of the Act) on the London Stock Exchange of shares in the Company provided that:

(A) the maximum aggregate number of shares authorised to be purchased is 21,800,000;

(B) the minimum price which may be paid for such shares is 25 pence per share (exclusive of expenses);

(C) the maximum price (exclusive of expenses) which may be paid for any such share is not more than 5% above the average of the middle market quotations for such share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is purchased;

(D) unless previously revoked, varied or extended, the authority conferred shall expire at the conclusion of the first annual general meeting of the Company or, if earlier, on 10th November, 2006,

save that the Company may make a contract or contracts to purchase shares under the authority conferred prior to the expiry of such authority that will or may be executed wholly or partly after the expiry of such authority and may make a purchase of shares in pursuance of any such contract or contracts; and

10. the Articles of Association produced to the meeting be and are hereby adopted in substitution for and to the exclusion of the existing Articles of Association of the Company.

....

Chairman of the meeting

FILE COPY

File No: 82-34882

CERTIFICATE THAT A PUBLIC COMPANY IS ENTITLED TO DO BUSINESS AND BORROW

Company No. 5444653

I hereby certify that the provisions of section 117(1) of the Companies Act 1985 have been complied with in relation to

FILTRONA PLC

and that the company is entitled to do business and borrow.

Given at Companies House, Cardiff, the 6th May 2005

HARRY SMITH

For The Registrar Of Companies

LD1 *LYC8Y51E* 0053
COMPANIES HOUSE 06/05/05

COMPANIES HOUSE

Company number: 5444653

THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

RESOLUTIONS

of

FILTRONA PLC

At an extraordinary general meeting of Filtrona plc (the "Company") duly convened and held on 6 May 2005, the following resolutions were passed as Special Resolutions:

SPECIAL RESOLUTIONS

THAT

1. the directors be and are hereby authorised generally and unconditionally to exercise all of the powers of the company to allot redeemable preference shares in the Company in accordance with section 80 of the Companies Act 1985 (the "Act") up to a maximum nominal value of £50,000 provided that such authority shall expire five years after the date of the passing of this resolution; and

2. the directors be and are hereby authorised to allot redeemable preference shares for cash pursuant to section 95 of the Act as if section 89(1) of the Act did not apply to such allotment up to an aggregate maximum nominal value of £50,000 provided that such power shall expire five years after the date of this resolution.

....

Chairman of the meeting

FILE COPY

File No: 82-34882

CERTIFICATE OF INCORPORATION

OF A PUBLIC LIMITED COMPANY

Company No. 5444653

The Registrar of Companies for England and Wales hereby certifies that

FILTRONA PLC

is this day incorporated under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, London, the 5th May 2005

N05444653I

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

— for the record —

Package: 'Laserform'
by Laserform International Ltd.

File No: 82-34882

10

Please complete in typescript, or in bold black capitals.

CHFP025

Notes on completion appear on final page

First directors and secretary and intended situation of registered office

5444653

Company Name in full FILTRONA PLC

Proposed Registered Office Avebury House
(PO Box numbers only, are not acceptable) 210-209 Avebury Boulevard

Post town Milton Keynes

County / Region Buckinghamshire Postcode MK9 1AU

If the memorandum is delivered by an agent for the subscriber(s) of the memorandum mark the box opposite and give the agent's name and address. X

Agent's Name Trusec Limited

Address 2 Lamb's Passage

Post town London

County / Region Postcode EC1Y 8BB

Number of continuation sheets attached 1

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May (Ref: JCXT/ADYS/AEGB)
One Bunhill Row
London
EC1Y 8YY

Tel Tel: 020 7600 1200

DX number 11 DX exchange London

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LD1 *LY32158Z* 0002
COMPANIES HOUSE 05/05/05

Package: 'Laserform' by Laserform International Ltd.

File No: 82-34882

12

Please complete in typescript, or in bold black capitals.

CHFP025

Declaration on application for registration

5444653

Company Name in full FILTRONA PLC

I, BINISH RAZI

of SLAUGHTER AND MAY

† Please delete as appropriate.

do solemnly and sincerely declare that I am a [Solicitor engaged in the formation of the company] ~~[person named as director or secretary of the company in the statement delivered to the Registrar under section 10 of the Companies Act 1985]~~ † and that all the requirements of the Companies Act 1985 in respect of the registration of the above company and of matters precedent and incidental to it have been complied with.

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835.

Declarant's signature B. Razi

Declared at LINKLATERS, ONE SILK STREET, LONDON

Day	Month	Year
05	05	2005

On 05 05 2005

❶ Please print name. before me ❶ KAREN ROBBINS

Signed [signature] **Date** 5 May 2005

† A ~~Commissioner for Oaths or Notary Public or Justice of the Peace or~~ Solicitor

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Slaughter and May (Ref: JCXT/ADYS/AEGB)
One Bunhill Row
London
EC1Y 8YY

Tel Tel: 020 7600 1200

DX number 11 DX exchange London

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LYBYI50F LD1 COMPANIES HOUSE 0021 05/05/05

Company Secretary (see notes 1-5)

Company name	FILTRONA PLC
NAME *Style / Title	
*Honours etc	
Forename(s)	
Surname	TRUSEC LIMITED
Previous forename(s)	
Previous surname(s)	
Address ††	2 Lamb's Passage
Post town	London
County / Region	London
Postcode	EC1Y 8BB
Country	UK

* Voluntary details

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

I consent to act as secretary of the company named on page 1

Consent signature FOR AND ON BEHALF OF TRUSEC LIMITED [signature] SECRETARIES DIRECTOR **Date** 5/5/05

Directors (see notes 1-5)

Please list directors in alphabetical order

NAME *Style / Title	Mr
*Honours etc	
Forename(s)	Stephen William
Surname	Dryden
Previous forename(s)	N/A
Previous surname(s)	N/A
Address ††	1 Claydon Grove
	Hatton Park
Post town	Warwick
County / Region	Warwickshire
Postcode	CV35 7UF
Country	UK
Date of birth (Day Month Year)	19 03 1968
Nationality	British
Business occupation	Finance Director
Other directorships	See attached sheet

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

I consent to act as director of the company named on page 1

Consent signature [signature] **Date** 5/5/05

Company Secretary (see notes 1-5)

Form 10 Continuation Sheet

CHFP025

Company name: FILTRONA PLC

NAME *Style / Title: | *Honours etc:

* Voluntary details

Forename(s):

Surname:

Previous forename(s):

Previous surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address

Address †† [ ]

Post town:

County / Region: | Postcode:

Country:

I consent to act as secretary of the company named on page 1

Consent signature | **Date**

Directors (see notes 1-5)

Please list directors in alphabetical order

NAME *Style / Title: Mr | *Honours etc:

Forename(s): Paul Nicholas

Surname: Hussey

Previous forename(s): N/A

Previous surname(s): N/A

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address

Address †† [X]

Bunzl plc

110 Park Street

Post town: London

County / Region: | Postcode: W1K 6NX

Country: UK

	Day	Month	Year
Date of birth	1 1	0 1	1 9 5 9

Nationality: British

Business occupation: Solicitor

Other directorships: See attached sheet

I consent to act as director of the company named on page 1

Consent signature | **Date** 4/5/05

Laserform International 6/02

Directors (see notes 1-5)

Please list directors in alphabetical order

* Voluntary details

NAME *Style / Title	Mr
*Honours etc	
Forename(s)	Mark Jeremy
Surname	Harper
Previous forename(s)	N/A
Previous surname(s)	N/A
Address †† [X]	C/O Filtrona International Limited
	201-249 Avebury Boulevard
Post town	Milton Keynes
County / Region	Buckinghamshire
Postcode	MK9 1AX
Country	UK
Date of birth (Day Month Year)	0 5 0 5 1 9 5 6
Nationality	British
Business occupation	Managing Director
Other directorships	See attached sheet

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

I consent to act as director of the company named on page 1

Consent signature M J Harper **Date** 5/5/05

This section must be signed by

Either

an agent on behalf of all subscribers **Signed** FOR AND ON BEHALF OF TRUSEC LIMITED [signature] DIRECTOR SECRETARIES **Date** 5/5/05

Or **the subscribers**

(i.e those who signed as members on the memorandum of association).

Signed		**Date**	
Signed		**Date**	
Signed		**Date**	
Signed		**Date**	
Signed		**Date**	
Signed		**Date**	

(ATTACHMENT TO FORM 10)

FILTRONA PLC

PAUL NICHOLAS HUSSEY - Directorships

Toolmak Limited
Securiseal Limited
Remanoid Limited
Filtrona Limited
Orion Catering Supplies Limited
FIL International Limited
P.P. Payne Limited
Servelite Limited
Laminex International Limited
Teaching Matters Limited
Freeman Lerens Limited
Wycombe Marsh Paper Mills Limited
Plastic & Rubber Grommets Limited
W.A. Blyth Limited
Workforce Clothing Limited
N.L. Whittaker Limited
Precision Engineering Products (Suffolk) Limited
Tape Development Limited
Unicap Plastics Limited
Supastrip Limited
Reliance Fernhill Limited
North West Plastics Limited
Laminex Limited
ACS Catering Supplies Limited
Automatic Catering Supplies Limited
A. & J. Beveridge Limited
A.J. Toms & Co (Blyth) Limited
Alliance Plastics Limited
Alpha Supplies Limited
Atollbyte Limited
Bunzl American Holdings (No. 1) Limited
Bunzl Corporation Limited
BCL Supplies Limited
Bunzl Custom Moulding Limited
Bunzl Disposables Limited
Bar Equipment Limited
Bunzl Fine Paper (Europe) Limited
Bunzl Finance plc
Bunzl German Holdings Limited
Bunzl Group Services Limited
Bunzl Italian Holdings Limited
Banbury Injection Moulding Technologies Limited
Birchfolder Limited
Bunzl Leasing No. 1 Limited

Bunzl Merchanting Group Limited
Bundor No. 1 Limited
Bunzl Overseas Holdings Limited
Bunzl Overseas Holdings (No. 2) Limited
Banbury Plastics Limited
Bunzl Properties Limited
Bundor No. 2 Limited
B R Lewis Industrial Supplies Limited
Bunzl American Holdings (No. 2) Limited
Caterware Centre Limited
Castle Crockery Limited
C & S Cleaning Supplies Limited
City Service Supply Company Limited
Castle Tableware Limited
Dialene Limited
Earthmedia Limited
FIL Holdings (No. 1) Limited
FIL Holdings (No. 2) Limited
Filtrona Finance Limited
HE Product Developments Limited
I.C.C.S. (Northern) Limited
MacGregor & Co (Glass and China) Limited
McLaughlin Food Service Equipment Limited
Malcolm Varle Limited
Norvale Perry Limited
Packers (UK) Limited
Provend Services Trustee Limited
Rowan Plastic Mouldings Limited
Selectuser Limited
Shermond Products Limited
Shermond Surgical Supply Ltd.
Ulster Crown Corks Limited
Bunzl Leasing No. 2 Limited
Westex Holdings Limited
Westex Limited

(ATTACHMENT TO FORM 10)

FILTRONA PLC

STEPHEN WILLIAM DRYDEN - Directorships

Moss Plastic Parts Limited
Alexander Industrial Supplies (Essex) Limited
Bunzl Plastics Limited
Filtrona International Limited
Filtrona United Kingdom Limited
Cigarette Components Limited
Filtrona Finance Limited
Dormer House (Moreton-in-Marsh) School Trust Limited
Alliance Plastics Limited
B R Lewis Industrial Supplies Limited
Freeman Lerens Limited
Rowan Plastic Mouldings Limited
Workforce Clothing Limited

(ATTACHMENT TO FORM 10)

FILTRONA PLC

MARK JEREMY HARPER - Directorships

Filtrona International Limited
Cigarette Components Limited
Filtrona United Kingdom Limited
Bunzl plc
Bunzl Plastics Limited
Filtrona Finance Limited
FIL International Limited
Bundor No. 1 Limited
Filtrona Limited

5444653

Registered No.

MEMORANDUM OF ASSOCIATION

OF

FILTRONA PLC

public limited company

---

1. **Name**

The name of the company is "FILTRONA PLC".

2. **Type of Company**

The company is to be a public company.

3. **Registered Office**

The company's registered office is to be situated in England and Wales.

4. **Objects**

The objects for which the company is established are:-

(A) To carry on business as a general commercial company and to carry on any trade or business whatsoever.

(B) To acquire any estate or interest in and to take options over, construct, develop or exploit any property, real or personal, and rights of any kind and the whole or any part of the undertaking, assets and liabilities of any person and to act as a holding company.

(C) To provide services of all descriptions.

(D) To lend money and grant or provide credit and financial accommodation to any person and to deposit money with any person.

(E) To invest money of the company in any investments and to hold, sell or otherwise deal with investments or currencies or other financial assets.

(F) To enter into any arrangements with any government or authority or person and to obtain from any government or authority or person any legislation, orders, rights, privileges, franchises and concessions.

(G) To borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation in any manner and in particular (without prejudice to the generality of the foregoing) by mortgages of or charges upon all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by the creation and issue of securities.

(H) To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, *with or without consideration, whether by personal obligation or by mortgaging or* charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums interest dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any company which is at the relevant time a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company.

(I) To amalgamate or enter into partnership or any profit-sharing arrangement with, or to co-operate or participate in any way with, or to take over or assume any obligation of, or to assist or subsidise any person.

(J) To sell, exchange, mortgage, charge, let, grant licences, easements, options and other rights over, and in any other manner deal with, or dispose of, all or any part of the undertaking, property and assets (present and future) of the company for any or for no consideration and in particular (without prejudice to the generality of the foregoing) for any securities or for a share of profit or a royalty or other periodical or deferred payment.

(K) To issue and allot securities of the company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the company or any services rendered to the company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose, and to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the company or in or about the formation of the company or the conduct or course of its business.

(L) To establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to act as director of and as secretary, manager, registrar or transfer agent for any other company and to act as trustee of any kind and to undertake and execute any trust and any trust business (including the

business of acting as trustee under wills and settlements and as executor and administrator).

(M) To pay all the costs, charges and expenses preliminary or incidental to the promotion, formation, establishment and incorporation of the company, and to procure the registration or incorporation of the company in or under the laws of any place outside England.

(N) To the extent permitted by law, to give financial assistance for the purpose of the acquisition of shares of the company or any company which is at the relevant time the company's holding company or subsidiary or another subsidiary of any such holding company or for the purpose of reducing or discharging a liability incurred for the purpose of such an acquisition.

(O) To grant or procure the grant of donations, gratuities, pensions, annuities, allowances or other benefits, including benefits on death, to, or purchase and maintain any type of insurance for or for the benefit of, any directors, officers or employees or former directors, officers or employees of the company or any company which at any time is or was a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the company or whom the board of directors of the company considers have any moral claim on the company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise to advance the interests of such persons or the company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of such persons or the company or its members or for any national, charitable, benevolent, educational, social, public, political, general or useful object.

(P) To indemnify any Director of the Company or any associated company against any liability and purchase and maintain for any Director of the Company, or any associated company, insurance against any liability.

(Q) To cease carrying on or to wind up any business or activity of the company, and to cancel any registration of and to wind up or procure the dissolution of the company in any state or territory.

(R) To distribute any of the property of the company among its creditors and members or any class of either in cash, specie or kind.

(S) To do all or any of the above things or matters in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.

(T) To carry on any other activity and do anything of any nature which in the opinion of the board of directors of the company is or may be capable of being conveniently carried on or done in connection with the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the company's undertaking property or assets or otherwise to advance the interests of the company or of its members.

(U) To do any other thing which in the opinion of the board of directors of the company is or may be incidental or conducive to the attainment of the above objects or any of them.

(V) In this clause "**company**", except where used in reference to this company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere, "**person**" shall include any company as well as any other legal or natural person, "**securities**" shall include any fully, partly or nil paid or no par value share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation, "**and**" and "**or**" shall mean "**and/or**" where the context so permits, "**other**" and "**otherwise**" shall not be construed ejusdem generis where a wider construction is possible, and the objects specified in the different paragraphs of this clause shall not, except where the context expressly requires, be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the company or the nature of any trade or business carried on by the company, or by the fact that at any time the company is not carrying on any trade or business but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of those paragraphs defined the objects of a separate distinct and independent company.

5. Liability of Members

The liability of the members is limited.

6. Share Capital

The company's share capital is £87,500,000, divided into 699,600,000 Ordinary shares of 12½ pence each and 50,000 Redeemable Preference shares of £1 each, and the company shall have the power from time to time to divide the original or any increased capital into classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.

File No: 82-34882

We, the subscribers of this memorandum of association, wish to be formed into a company pursuant to this memorandum; and we agree to take the number of shares shown opposite our respective names.

	Subscribers		Number of shares taken by each subscriber
1.	Signature :		One Ordinary
	Full name :	Paul Nicholas Hussey	
	Address :	Bunzl plc, 110 Park Street, London W1K 6NX	
2.	Signature :		One Ordinary
	Full name :	David Michael Williams	
	Address :	Bunzl plc, 110 Park Street, London W1K 6NX	
	Total shares taken:		Two Ordinary
	Dated	4/5/05	

Witness to the above signatures

Signature of Witness :	
Full name :	Amanda Catherine Matthews
Address :	Bunzl Plc, 110 Park Street, London, W1K 6NX

TP050900041

Registered No.

ARTICLES OF ASSOCIATION

of

FILTRONA PLC

Articles adopted on incorporation

1. **Adoption of Table A**

In these articles "Table A" means Table A scheduled to the Companies (Tables A to F) Regulations 1985 as amended prior to the date of incorporation of the company. The regulations contained in Table A shall, except where they are excluded or modified by these articles, apply to the company and, together with these articles, shall constitute the articles of the company. No other regulations set out in any statute concerning companies, or in any statutory instrument or other subordinate legislation made under any statute, shall apply as the regulations or articles of the company.

2. **Interpretation**

Words and expressions which bear particular meanings in Table A shall bear the same meanings in these articles. In these articles, "address" in relation to electronic communications includes any number or address used for the purposes of such communications. References in these articles to writing include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular article or where permitted by the directors in their absolute discretion. Headings are for convenience only and shall not affect construction. If, and for so long as, the company has only one member, these articles shall (in the absence of any express provision to the contrary) apply with such modification as may be necessary in relation to such a company.

3. **Rights Attached to Shares**

Subject to the provisions of the Act and to any rights conferred on the holders of any other shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the directors may decide. Regulation 2 of Table A shall not apply.

4. **Unissued Shares**

Subject to the provisions of the Act and to these articles, any unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of

them to such persons at such times and for such consideration and upon such terms and conditions as they may determine.

5. Initial Authority to Issue Relevant Securities

Subject to any direction to the contrary which may be given by the company in general meeting, the directors are unconditionally authorised to exercise all powers of the company to allot relevant securities. The maximum nominal amount of relevant securities that may be allotted under this authority shall be the nominal amount of the unissued share capital at the date of incorporation of the company or such other amount as may from time to time be authorised by the company in general meeting. The authority conferred on the directors by this article shall remain in force for a period of five years from the date of incorporation of the company but may be revoked varied or renewed from time to time by the company in general meeting in accordance with the Act.

6. Exclusion of Rights to Offers on a Pre-emptive Basis

Section 89(1) of the Act shall not apply to the allotment by the company of any equity security.

7. Redeemable Shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the company or the holder.

8. Purchase of own shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, the company may purchase or may enter into a contract under which it will or may purchase all or any of its shares of any class, including any redeemable shares. Neither the company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

9. Transfer and Transmission of Shares

(a) The directors may, in their absolute discretion and without giving any reason for so doing, decline to register any transfer of any share, whether or not it is a fully paid share. Regulation 24 of Table A shall be modified accordingly.

(b) A person who becomes entitled to a share by reason of any event (other than death or bankruptcy) giving rise to its transmission by operation of law shall have the same rights of election and other rights as a person entitled by transmission to a share as a consequence of death or bankruptcy. Regulations 30 and 31 of Table A shall be modified accordingly.

10. Notice of General Meetings

Notice of every general meeting shall be given to all members other than any who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the company, and also to the auditors or, if more than one, each of them. The last sentence of Regulation 38 of Table A shall not apply.

11. Proceedings at General Meetings

For all purposes of these articles apart from when the company has only one member, a general meeting of the company or of the holders of any class of its shares shall be valid and effective for all purposes if one person being a duly authorised representative of two or more corporations each of which is a member entitled to vote upon the business to be transacted is present. If, and for so long as, the company has only one member, that member or the proxy for that member or, where that member is a corporation, its duly authorised representative, shall be a quorum at any general meeting of the company or of the holders of any class of shares. Regulation 40 of Table A shall be modified accordingly.

12. Votes of Members

At a general meeting, but subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative and every proxy for any member (regardless of the number or the holdings of the members for whom he is a proxy) shall have one vote, and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder. Regulation 54 of Table A shall not apply.

13. Members may Vote When Money Payable by Them

Regulation 57 of Table A shall not apply.

14. Receipt of Proxies

The appointment of a proxy must:

(i) in the case of an appointment which is not contained in an electronic communication, be received at the office (or at such other place or by such person as may be specified or agreed by the directors) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the directors) any authority under which it is made or a copy of the authority, certified notarially or in some other manner approved by the directors;

(ii) in the case of an appointment contained in an electronic communication, where an address has been specified or agreed by the directors for the purpose of receiving electronic communications, be received at such address before the time appointed for holding the meeting or adjourned meeting at which the

person named in the appointment proposes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in some other manner approved by the directors, must, if required by the directors, be received at the office (or at such other place or by such person as may be specified or agreed by the directors) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(iii) in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, be received as aforesaid before the time appointed for the taking of the poll,

and an appointment of a proxy which is not received in a manner so permitted shall be invalid.

Regulation 62 of Table A shall not apply.

15. Alternate Directors

Any director (other than an alternate director) may appoint any other director, or any other person who is willing to act, to be an alternate director and may remove from office an alternate director so appointed by him. Regulation 65 of Table A shall not apply.

16. Power to Provide for Employees

The directors may by resolution exercise any power conferred by the Act to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

17. Power to Receive Uncalled Moneys

The directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys uncalled and remaining unpaid on any shares held by him.

18. Delegation of Directors' Powers

The directors may delegate any of their powers (with power to sub-delegate) to committees consisting of such person or persons (whether directors or not) as they think fit. Regulation 72 of Table A shall be modified accordingly and references in Table A to a committee of directors or to a director as a member of such a committee shall include a committee established under this article or such person or persons.

19. Appointment and Removal of Directors by Majority Shareholders

Any member holding, or any members holding in aggregate, at the relevant time a majority in nominal value of such of the issued share capital of the company as carries the right of attending and voting at general meetings of the company may by

memorandum in writing signed by or on behalf of him or them and delivered to the office or tendered at a meeting of the directors or at a general meeting of the company at any time and from time to time appoint any person to be a director (either to fill a vacancy or as an additional director) or remove any director from office (no matter how he was appointed). In this article references to in writing include the use of electronic communications.

20. *Appointment of Directors by Board*

Without prejudice to the powers conferred by any other article, any person may be appointed a director by the directors, either to fill a vacancy or as an additional director.

21. No Age Limit or Share Qualification

No director shall be required to retire or vacate his office, and no person shall be ineligible for appointment as a director, by reason of his having attained any particular age. No shareholding qualification for directors shall be required.

22. Exclusion of Rotation Requirements and Other Provisions

Regulations 73 to 80 (inclusive) and the last sentence of Regulation 84 of Table A shall not apply.

23. Disqualification and Removal of Directors

The office of a director shall be vacated not only upon the happening of any of the events mentioned in Regulation 81 of Table A but also if he is removed from office pursuant to these articles. Regulation 81 of Table A shall be modified accordingly.

24. Directors' Gratuities and Pensions

The directors may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or the relations, connections or dependants of any director or former director who holds or has held any executive office or employment with the company or with any body corporate which is or has been a subsidiary of the company or with a predecessor in business of the company or of any such body corporate and may contribute to any fund and pay premiums for the purchase or provision of any such benefit. No director or former director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company. Regulation 87 of Table A shall not apply.

25. *Notice of Board Meetings*

Notice of a meeting of the directors shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the company for this purpose, or by any other means authorised in writing by the director concerned. Notice shall be

given in this manner to all directors including any director who is absent from the United Kingdom at the relevant time. A director may waive notice of any meeting either prospectively or retrospectively. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the directors may decide. Regulation 88 of Table A shall be modified accordingly.

26. Participation in Board Meetings by Telephone

All or any of the members of the board may participate in a meeting of the board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly.

27. Resolution in Writing

A resolution in writing signed by all the directors who are at the relevant time entitled to receive notice of a meeting of the board (if that number is sufficient to constitute a quorum) shall be as valid and effectual as a resolution passed at a meeting of the board properly called and constituted. The resolution may be contained in one document or in several documents in like form each signed by one or more of the directors concerned. A resolution signed by an alternate director need not also be signed by his appointor and, if it is signed by a director who has appointed an alternate director, it need not be signed by the alternate director in that capacity. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the directors may decide. Regulation 93 of Table A shall not apply.

28. Directors May Vote When Interested

A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract with the company shall declare the nature of his interest at a meeting of the directors in accordance with the Act. Subject where applicable to such disclosure, a director shall be entitled to vote in respect of any contract or proposed contract in which he is interested and if he shall do so his vote shall be counted and he shall be taken into account in ascertaining whether a quorum is present. A reference in this article to a contract includes any transaction or arrangement (whether or not constituting a contract). Regulations 94 and 95 of Table A shall not apply.

29. Official Seal

The company may exercise all the powers conferred by the Act with regard to having any official seal and such powers shall be vested in the directors. Subject to the provisions of the Act, any instrument to which an official seal is affixed shall be signed by such persons, if any, as the directors may from time to time determine.

30. Notices

Any notice or other document may be served on or sent or delivered to any member by the company either personally, or by sending it by post addressed to the member at his

registered address, or by leaving it at that address addressed to the member, or, where appropriate, by using electronic communications to an address notified by the member concerned to the company for that purpose, or by publication on a web site in accordance with the Act, or by any other means authorised in writing by the member concerned. In the case of joint holders of a share service, sending or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders. Regulation 112 of Table A shall not apply.

31. Time of Service

Any notice or other document, if sent by the company by post, shall be deemed to have been served or delivered twenty four hours after posting and, in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post. Any notice or other document left by the company at a registered address otherwise than by post, or sent by electronic communications shall be deemed to have been served or delivered when it was so left or sent. Regulation 115 of Table A shall not apply.

....	....
Paul Nicholas Hussey	David Michael Williams

Dated:

Witness to the above signatures

Signature of Witness:
Full Name:
Address: